As filed with the Securities and Exchange Commission on September 9, 2020
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GRAIL, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	8071	47-5117880
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1525 O’Brien Drive
Menlo Park, California 94025
(650) 542-0372
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Hans E. Bishop
Chief Executive Officer
GRAIL, Inc.
1525 O’Brien Drive
Menlo Park, California 94025
(650) 542-0372
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

W. Alex Voxman Cheston J. Larson Brian J. Cuneo Latham & Watkins LLP 355 South Grand Avenue # 100 Los Angeles, CA 90071 (213) 485-1234	Marissa Lee Song General Counsel & Corporate Secretary GRAIL, Inc. 1525 O’Brien Drive Menlo Park, California 94025 (650) 542-0372	Kevin P. Kennedy Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common stock, par value $0.001 per share	$100,000,000	$12,980
(1)Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion, Dated September 9, 2020)
      Shares
COMMON STOCK

GRAIL, Inc. is offering            shares of its common stock. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $           and $           per share.
We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “GRAL.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and may, therefore, elect to comply with reduced reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

PRICE $           A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to GRAIL
Per Share	$	$	$
Total	$	$	$
______________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters the right to purchase up to           additional shares of common stock to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on or about                        , 2020.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	BofA SECURITIES
COWEN		EVERCORE ISI
                                                                      , 2020

In this prospectus, “GRAIL,” the “Company,” “we,” “us,” and “our” refer to GRAIL, Inc. and, as appropriate, its consolidated subsidiaries. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.
“GRAIL,” the GRAIL logos, and other trade names, trademarks, or service marks of GRAIL appearing in this prospectus are the property of GRAIL. Our application to register the “Galleri” mark and logo and some of our applications to register the “GRAIL” mark and the logos associated with GRAIL in the United States and other countries are pending. Other trade names, trademarks, or service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trade names, trademarks, and service marks referred to in this prospectus appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks, and service marks.
Until          , 2020 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.
GRAIL, INC.
Our mission is to detect cancer early, when it can be cured.
Despite decades of effort, a war on cancer, the genomic revolution, dramatic biotechnology interventions, and the recommendation to screen for five cancers, cancer is projected to become the world’s leading killer by 2021. Most cancers are still diagnosed too late, predominantly because we lack recommended screening tests for most types of cancers, which are responsible for 71% of cancer deaths. Cancer is a disease of the genome, and while the human genome project deciphered the living human code two decades ago and ushered in the genomic revolution, it has previously not been applied to diseases that can significantly impact the population as a whole.
We are a healthcare company focused on saving lives and improving health by pioneering new technologies for early cancer detection. We have built a multi-disciplinary organization of scientists, engineers, and physicians and we are using the power of next-generation sequencing (NGS), population-scale clinical studies, and state-of-the-art computer science and data science to overcome one of medicine’s greatest challenges. Using our platform technology, we have developed a multi-cancer early detection blood test that has demonstrated in clinical studies the ability to detect more than 50 types of cancer, across all stages, and localize the cancer signal with a high degree of accuracy, from a single blood draw. We believe that our multi-cancer early detection test can lead to a dramatic increase in early cancer diagnosis. Based on our own calculations using 2006 to 2015 data from the Surveillance, Epidemiology, and End Results Program of the U.S. National Cancer Institute (SEER) and our own performance data, we believe that using our multi-cancer early detection test in conjunction with the five existing recommended screenings in the United States could avert many deaths by earlier detection of up to 75% of cancers with less than a 50% five-year survival rate.
Our multi-cancer early detection test, Galleri, is designed as a screening test for asymptomatic individuals over 50 years of age. We plan to commercially launch Galleri in 2021 as a laboratory developed test (LDT). In addition to Galleri, we are utilizing our proprietary technology platform and population-scale studies from which Galleri was developed to introduce additional products that address significant unmet medical needs, including a diagnostic aid for cancer test (DAC). DAC is designed to accelerate diagnostic resolution for patients for whom there is a clinical suspicion of cancer. We plan to commercially launch DAC after Galleri in the second half of 2021 as an LDT. We are also developing a minimal residual disease (MRD) test, designed to enable blood-based detection with or without tissue, and without the need for a personalized assay, as well as other post-diagnostic applications.
In developing Galleri, we undertook a rigorous, comprehensive, multi-omic discovery approach to explore and identify the most promising biological hallmarks of cancer. We have invested significant capital and resources in our foundational studies, which have collectively enrolled approximately 115,000 participants, to build what we believe are the largest linked datasets of genomic and clinical data in the cancer field. As of August 31, 2020, we have reported clinical study data using samples from approximately 9,500 participants. We applied machine learning analytics to these data and objectively investigated various scientific approaches to determine the optimal means of detecting cancer. We compared the performance of three different NGS approaches—mutations, chromosomal alterations and methylation patterns—in head-to-head studies. While all of the markers were capable of detecting cancer, we found that methylation profiling yielded significantly better results for cancer detection than was observed by interrogating mutations or chromosomal alterations, alone or in combination. In contrast to typical cancer mutations that only affect a handful of genomic locations, there are nearly 30 million methylation sites across the human genome, making them a ubiquitous and rich signal for detecting cancer.

After comprehensive analysis of whole-genome methylation patterns, we discovered highly informative and low-noise methylation regions for cancer signal detection and localization. This led to our development of a targeted methylation approach that had superior performance and lower costs compared to whole-genome methylation. Our targeted methylation approach helps solve a core problem in detecting cancer early in asymptomatic individuals, which is the low level of cancer signal circulating in the blood. While methylation profiling is the approach we are using with Galleri, we continue to evaluate multi-omic approaches including evaluation of additional analytes and biofluids.
We believe that we have an unprecedented opportunity to transform cancer care and establish a market leading position for Galleri. Initially, we plan to target the following key channels in the United States: large, self-insured employers; physician-directed channels, including concierge practices and executive health programs; and progressive, integrated health systems. These channels represent a significant segment of the overall early detection market of 107 million individuals between the ages of 50-79 in the United States.
Our multi-cancer early detection test – Galleri
We believe our first anticipated commercially available product, Galleri, has the potential to transform cancer care and population health. We anticipate the commercial launch of Galleri as an LDT in 2021. In a clinical study, an earlier version of Galleri identified over 50 types of cancers, over 45 of which lack recommended screenings. Data showed that when our test detected a cancer, it was also able to localize the cancer signal with high accuracy. In the second sub-study (CCGA-2) of our foundational Circulating Cell-Free Genome Atlas Study (CCGA), when a cancer signal was detected, an earlier version of Galleri localized the cancer signal in 96% of the samples, and of these, Galleri correctly localized the cancer signal in 93%. Early data also suggested that indolent cancers are unlikely to be detected by Galleri, potentially reducing the problem of treating over-diagnosed cancers.
The most pressing unmet need in cancer early detection is to identify cancers for which there are no existing recommended screening tests. Galleri is designed to detect unscreened cancers and to complement the United States Preventive Services Task Force (USPSTF)-recommended screenings (specifically, lung for high-risk smokers, breast, cervical, prostate, and colorectal cancers have recommended screenings). Because the risk of cancer increases significantly after age 50, we expect the use of Galleri to be concentrated in an elevated risk population, for example, in individuals over the age of 50, when the risk of cancer increases significantly.
The sensitivity, true positive rate, specificity, and true negative rate of a test, together with the prevalence of disease in the population, enable a calculation of positive predictive value (PPV). PPV is the percentage of participants with a positive test result who truly have the disease, and we believe it is the most clinically relevant metric for a multi-cancer screening test, as physicians are unaware of a patient’s cancer status when test results are returned. Data from CCGA-2, using an earlier version of Galleri, showed the following performance data that were published in the Annals of Oncology in March 2020. CCGA-2 included approximately 6,700 total participants across validation and training sets.

In those over age 50, Galleri demonstrated a 66% detection rate of Stage II cancers for which there are no current recommended screenings. We believe Galleri could be integrated directly into the existing healthcare pathways delivered to 40 million patients a year who are already going to a physician for their standard-of-care cancer screening.
We have developed a cancer epidemiology forecast model to estimate the potential impact of multi-cancer early detection testing on cancer stage shift and mortality reduction. Based on the performance of Galleri in our CCGA-2 study and using 2006 to 2015 data from SEER, our model estimates that by adding Galleri to diagnosis by usual care, there is potential to detect nearly 70% of cancers resulting in death within five years at an earlier stage (excluding cancers that grow too quickly to be detected by any screening program), which would translate to the potential to avert 39% of the deaths expected if not for early detection by Galleri.
We believe Galleri has the potential to dramatically increase population early cancer detection, reducing the attendant morbidity, mortality and costs of late-stage cancer diagnoses. It has been estimated that a 1% reduction in cancer mortality in the United States would be worth $695 billion in today’s dollars from increased quality of life, productivity and survival. This estimate does not include intangible benefits such as the decreased emotional burden to family, friends and caregivers.

By detecting unscreened cancers early and potentially averting deaths, we believe the clinical and economic utility of Galleri will support its commercial adoption. Our market research indicates that there is a significant addressable market opportunity we can access even before approval under traditional fee-for-service Medicare reimbursement. While such approval would be needed for broad-based adoption, we expect such approval will take several years to obtain, if at all. In the interim, we will pursue our initial market representing a significant segment of the overall early detection market of 107 million individuals between the ages of 50-79 in the United States. Specifically, we plan to target the following key channels:
•Large, self-insured employers (estimated total addressable U.S. market: 24 million people). We are targeting self-insured employers with an estimated market of approximately 24 million people over the age of 50 in the United States. Many of these are companies known to offer compelling and innovative health care offerings as part of a way to attract and retain employees.
•Progressive, integrated health systems (estimated total addressable U.S. market: 27 million people). By detecting cancer earlier, Galleri has the potential to improve population health. Many of the nation’s premier healthcare institutions have robust programs in population health management and precision medicine. We believe these programs lend themselves to innovative partnerships with us. In addition, by detecting more cancers, we believe health systems would not only have the potential benefit of improved health for patients but could also gain revenue from diagnostic workup and treatment of the detected cancers.
•Physician-directed channels, including concierge practices and executive health programs (estimated total addressable U.S. market: 1 million people). We believe Galleri could be compelling to physicians whose clients are focused on preventive health and wellness and have the financial means to enroll in these programs. The physician practices we are targeting are known to offer innovative, cutting-edge health offerings and market research suggests the members are willing to invest in differentiated and leading healthcare. We believe there are approximately 1 million people in the United States who have a concierge doctor or participate in an executive health program.
We believe there is a significant opportunity to improve the current cancer diagnosis journey for patients and we designed the Galleri testing process to be easy to use for physicians and patients. For patients who receive a “no cancer signal detected” result, our simple test report will remind individuals to continue with their standard-of-care cancer screenings. For those with a “cancer signal detected” result, our test report provides predicted tissue localization which is designed to help physicians determine the appropriate diagnostic workup. We are working with study investigators, key opinion leaders and clinical advisors to develop clear care pathways to help guide diagnostic workups. At commercialization, to support our large self-insured employers, we plan to have entered into agreements with a telemedicine provider that can order Galleri for employees when deemed medically appropriate by such provider and a phlebotomy partner to help support sample collection.
We plan to utilize data from our third sub-study of CCGA (CCGA-3), which has completed enrollment and is in ongoing follow-up, and our ongoing PATHFINDER study to help validate the version of Galleri that we plan to launch as an LDT. We expect to complete these activities in 2021, although a significant delay in the enrollment of PATHFINDER could delay our anticipated launch. Following the launch of Galleri as an LDT, we plan to submit a premarket approval application (PMA) of a subsequent version of Galleri in as early as 2023. We anticipate using a subset of data from the STRIVE study, along with other data, in support of the application.
Diagnostic Aid for Cancer Test
Every year in the United States, more than 12 million patients are subject to potentially invasive and time-consuming diagnostic workups. We estimate 2.4 million of these patients are already referred to a specialist doctor for a cancer diagnostic workup, and this represents our initial addressable market in the United States. Many of these patients, particularly those with non-focal symptoms, undergo several months of tests before they receive a cancer diagnosis. Our engagement with physicians indicates they would value tools to help triage cases with non-localizing concerning signs and symptoms, equivocal imaging or lab findings, where biopsy may be challenging due to anatomy or concurrent medical conditions, or where there has been other failure to make a diagnosis. To accelerate diagnostic resolution for patients with a clinical suspicion of cancer, we are developing DAC to help physicians achieve resolution quickly and cost effectively. We presented early data on an investigational version of DAC at the American Association for Cancer Research (AACR) Virtual Annual Meeting in April 2020, which showed that DAC’s specificity, sensitivity and ability to identify the location of the cancer signal was comparable to overall CCGA-2 performance. We plan to initially focus our commercial efforts on specialist physicians (such as pulmonologists, gastroenterologists, otolaryngologists, and hepatologists) and suspicion of cancer clinics. We expect to launch DAC as an LDT in the second half of 2021 after our launch of Galleri.
In addition, we estimate more than 10 million of the over 12 million patients that are subject to potentially invasive and time-consuming workups present with non-specific signs and symptoms to primary care physicians. There are numerous causes for these symptoms, including cancer, and some primary care physicians either initiate diagnostic odysseys or refer these individuals to specialists. We believe DAC would be a useful aid to help primary care physicians better determine next steps. To support our launch of DAC as an LDT, we plan to validate our test using samples from our CCGA study, which has completed enrollment and is in ongoing follow-up. We plan to conduct additional clinical studies in individuals with concerning non-specific symptoms, but who are not currently indicated for a cancer workup, in an effort to expand the adoption of DAC in this population. We anticipate initiating this study in the first half of 2021, and subject to favorable results, we expect potential uptake of DAC in this expanded patient population as early as 2023.
Future product opportunities
Minimal residual disease and recurrence monitoring
We believe that our technology platform could address current challenges with MRD testing, which is used in pharmaceutical trials and clinical settings to detect the presence or absence of residual disease and inform treatment decisions, including identifying patients who may be eligible for adjuvant therapy. The majority of currently available tests require tissue samples, and processing times can take over three weeks, and may require development of complex and time-consuming patient-specific assays.
We believe our technology could enable a blood-based MRD detection solution without the need for a personalized assay for reduced operational complexity and delivery of results in approximately 10 days. Because sensitivity in this setting is critical, we are developing a flexible approach to perform personalized analysis that can be informed by a baseline plasma sample or tissue, if available. We believe that this approach could provide comparable sensitivity to current bespoke assay approaches and potentially provide us with a timing and complexity advantage. We have not validated our MRD test and will need to conduct clinical studies in order to do so. We are seeking to validate the performance of our test in MRD settings in collaboration with pharmaceutical partners and we anticipate reporting data from these initial studies in the first half of 2021.
Patients with cancer, primary or metastatic, following completion of therapy, often require monitoring for possible progression. Many metastatic patients may remain on maintenance therapy during the remainder of their lives or are routinely monitored for cancer recurrence. We believe our MRD test could also help monitor for early signs of cancer recurrence in cancer survivors. Recurrence monitoring can be used to identify signs of early progression as well as therapeutic response or non-response and to guide further workup of the patient. Often patients are monitored with imaging or other modalities that may not detect recurrence as efficiently as a blood test due to both imaging intervals and insensitivity for very small tumors. Following a potential launch of our MRD test, we plan to develop a recurrence monitoring and therapy response test to serve this market, which we estimate to include over 16.9 million cancer survivors in the United States.
Potential enhancements to Galleri and DAC
We seek to continually enhance the performance and features of our tests, and invest in enhancing our core targeted methylation platform through improvements designed to achieve higher efficiency and scalability. We also aim to further improve the sensitivity of our tests by obtaining deeper coverage and a better understanding of noise and leveraging even larger datasets to further develop our advanced biologically directed machine learning algorithms.

Beyond improvements to our methylation technology, we also continue to research and develop multi-omics technologies that have the potential to complement methylation through orthogonal biological information, including additional analytes and biofluids, such as RNA and urine. We believe RNA may provide an additional unique opportunity to detect cancer signals, predict the tumor tissue of origin, and determine the cancer subtype. As a result, we have developed a targeted cell-free RNA (cfRNA) assay to study a panel of biomarkers for breast and lung cancers and evaluate their potential to complement methylation. In an early study, data suggested that cfRNA could help detect signals for early stage hormone-receptive positive (HR-positive) breast cancer and lung adenocarcinoma patients missed by methylation in a small cohort of commercially-sourced samples. We have developed an early platform for extraction of cfNA from urine that is compatible with processing through our targeted methylation platform. This will allow us to evaluate the potential of our technology to increase tumor fraction and improve sensitivity of certain urologic cancers.
Capabilities and future research
We will continue to take a comprehensive, rigorous, and multi-omics approach to discovery and research. By using our large linked datasets of clinical and genomic data, we believe our multi-omics technology platforms, including, for example, our technology related to interrogating mutations, chromosomal alterations and RNA, could generate additional product opportunities, including for diseases other than cancer. We plan to augment our existing data sets with additional clinical trials and studies over time as well as data obtained through commercial use of our tests and our patient registry. We believe these additional datasets could potentially drive improved performance and functionality of our technology platform. We also plan to leverage relationships, including with academic and industry partners, to help expedite bringing potential new applications of our technology to market.
Our Strengths
We believe our competitive advantages include:
•Our multi-cancer early detection test, Galleri: We believe detection of multiple types of cancers at earlier stages will lead to improved clinical outcomes. In a clinical study, Galleri detected over 50 types of cancers, over 45 of which lack recommended screenings, with a false positive rate of less than 1%. When a cancer was detected, Galleri localized the cancer signal with high accuracy, all from a single blood draw. Galleri is intended to complement existing screening methods. We are preparing to launch Galleri commercially in 2021.
•Our diagnostic aid for cancer test (DAC): Using the same proprietary platform used to develop Galleri, we have developed a test that could help accelerate diagnostic resolution for symptomatic patients with a suspicion of cancer. Through a single blood test, DAC could provide physicians with a powerful decision-making tool to inform diagnostic workup plans quickly and cost effectively. We intend to launch DAC in the second half of 2021, and our commercial focus for DAC will be targeted to physician specialists and suspicion of cancer clinics.
•One of the cancer field’s largest genomic databases linked with population-scale clinical evidence: Our research to date has enabled us to build one of the world’s largest databases of genomic and clinical data in the cancer field. Each sample that we sequence contributes additional genomic, phenotypic, and clinical data that could help inform our platform. Together with our partners at leading academic cancer institutions and large community networks, we have taken a rigorous approach to the design of our clinical programs and collection of population-scale clinical data, which to date includes approximately 115,000 enrolled participants in four studies.
•Our platform, derived from a rigorous scientific approach to cancer biology and machine learning: We have taken a first principles approach to developing a deep and comprehensive understanding of cancer biology by building an atlas to characterize the landscape of cell-free nucleic acids (cfNA) in a generalizable population, seeking diverse individuals both with and without cancer in our studies. Data from initial discovery studies have enabled us to compare the performance of these signals and to select and refine our proprietary methylation technology that targets the most informative methylation sites for use in Galleri and DAC. Our state-of-the-art machine learning technology analyzes subtle and complex signals in data generated through our clinical studies, significantly reducing technical and biological noise. We are leveraging our platform to broaden our applications beyond early cancer detection, including developing tests for post-cancer diagnostic applications, and over time, potentially in areas beyond cancer.
•Our multidisciplinary team: Our team is constructed to tackle the difficult challenge of improving outcomes for cancer patients. We are led by a multidisciplinary team with extensive experience across biotechnology, life science, public health, genomics, computer science, data science, biostatistics, clinical development, medical and regulatory affairs, quality assurance and laboratory operations.
•Our intellectual property portfolio: We own or license exclusive, worldwide commercial rights to the products we are developing. We have exclusive licenses to more than 230 granted patents globally and own more than 170 pending patent applications, covering technologies that form the basis for our methylation technology as well those related to other NGS approaches to help detect cancer.
Our Strategy
Key elements of our strategy include:
•Establishing commercial leadership in large markets with significant unmet medical needs. We believe that we have an unprecedented opportunity to transform cancer care and establish market leading positions for both Galleri and DAC. We believe the potential clinical and economic utility of Galleri will support commercial adoption. DAC could also serve a significant unmet medical need by allowing physicians to accelerate the diagnostic resolution for symptomatic patients. In the near term, we plan to focus on facilitating adoption of Galleri and DAC in the United States by increasing physician awareness of the potential value of our products.
•Expanding access to our tests by pursuing reimbursement and coverage from payors. To help support reimbursement and coverage for our tests, we plan to seek U.S. Food and Drug Administration (FDA) clearance or approval for Galleri following its planned initial launch as an LDT. We believe that enabling early detection of multiple cancer types early could drive significant value for healthcare stakeholders as the costs of cancer-related care for individuals diagnosed at later stages can be significantly higher than for those diagnosed at earlier stages.
•Continuing to enhance our core technology platform. We seek to continually enhance the performance and features of our tests, including seeking ways to improve sensitivity and reduce sequencing costs. We also plan to grow our database of genomic and clinical data, which could lead to performance improvements for Galleri and DAC. We also continue to take a comprehensive, rigorous, and unbiased multi-omics approach to discover and evaluate additional signals that may enhance our test performance, including from cfRNA and urine cfDNA.
•Broadening the applications of our technology platform. We are developing applications for our technology within cancer management, including for monitoring and diagnostic purposes, which currently include our potential products, such as minimal residual disease and other post-diagnostic tests. We also seek to enter into agreements with academic and industry partners to help expedite additional discovery efforts. Over time, we believe our platform capabilities may allow us to move into testing applications in additional disease areas beyond cancer.
•Maintaining a patient-first, entrepreneurial corporate culture that champions diversity. Our goal is to leverage our platform to help patients. To accomplish this goal, we aim to foster an entrepreneurial and inclusive culture for our diverse employee pool with expertise in biology, chemistry, bioinformatics software, drug discovery, development, and commercialization.

Risk Factors
Investing in our common stock involves risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. These risks are discussed more fully in the section titled “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. These risks and uncertainties include, but are not limited to, the following:
•We are a pre-commercial stage healthcare company operating in a rapidly evolving field and have a limited operating history, which makes it difficult to evaluate our current business and predict our future performance.
•We have incurred significant net losses in each period since our inception and anticipate that we will continue to incur net losses for the foreseeable future.
•Our products may not perform as expected, and the results of our clinical studies, some of which were conducted on an earlier version of Galleri than the version we plan to initially launch, may not support the launch or use of our products and may not comply with the requirements, or be replicated in later studies, required for any necessary or desirable regulatory clearances or approvals. This could materially and adversely affect our business, financial condition, results of operations, and growth prospects.
•Clinical trials are necessary to validate our investigational products to launch them as LDTs and to support future product submissions to FDA. The clinical trial process is lengthy and expensive with uncertain outcomes, and often requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. We have encountered delays and may encounter substantial delays in our clinical studies, including due to the novel strain of coronavirus (COVID-19), and may therefore be unable to complete our clinical studies on the timelines we expect, if at all, which could materially and adversely impact our ability to launch our products and seek regulatory clearance or approval.
•Even if we commercially launch our products, they may fail to achieve the degree of market acceptance necessary for commercial success.
•We have never generated revenue from product sales, do not expect any near-term revenue to offset our ongoing operating expenses, and may never be profitable.
•We may be unable to develop and commercialize new products.
•We rely on Illumina, Inc. as a sole supplier for our next-generation sequencers and associated reagents, Streck as a sole supplier of our blood collection tubes, and Twist Bioscience as a sole supplier of our deoxyribonucleic acid (DNA) panels. Additionally, we rely on a limited number of suppliers for some of our laboratory instruments and reagents, and we may not be able to find replacements or immediately transition to alternative suppliers if necessary.
•We plan to initially launch our products as LDTs, and if FDA were to end or modify its current policy of enforcement discretion on LDTs, or if Congress enacts legislation that changes the current requirements for LDTs, we may lose the ability to commercialize Galleri and DAC without FDA premarket clearance or approval, which could require us to incur substantial costs and delays.
•The regulatory clearance or approval processes of FDA and comparable foreign regulatory authorities are lengthy, time-consuming, and unpredictable. If we are ultimately unable to obtain any necessary or desirable regulatory approvals or clearances, or if such approvals or clearances are significantly delayed, our business will be substantially harmed.
•If we are unable to obtain and maintain intellectual property protection for our technology, or if the scope of the intellectual property protection we obtain is not sufficiently broad, our competitors could develop and commercialize technology and tests similar or identical to ours, and our ability to successfully commercialize our products may be impaired.

•Our success depends on our ability to develop and commercialize our technology without infringing, misappropriating, or otherwise violating the intellectual property of third parties. Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, and if they prevail, could block sales of our products and force us to make large damages and/or royalty payments, which could have a material adverse effect on the success of our business.
•Our business is subject to risks arising from epidemic diseases, such as the recent global outbreak of COVID-19.
Corporate Information
We were incorporated in the State of Delaware on September 11, 2015. Our principal executive offices are located at 1525 O’Brien Drive, Menlo Park, California 94025, and our telephone number is (650) 542-0372. Our website is https://grail.com/. Neither our website nor the information contained in, or accessible from, our website is incorporated into this prospectus or the registration statement of which it forms a part.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). For as long as we remain an emerging growth company, we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the Securities and Exchange Commission (SEC). These JOBS Act provisions:
•provide an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (SOX);
•permit us to present only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;
•provide an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•permit us to include reduced disclosure regarding executive compensation in this prospectus and our SEC filings as a public company; and
•provide an exemption from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute arrangements not previously approved.
We will remain an emerging growth company until:
•the first to occur of the last day of the fiscal year (1) that follows the fifth anniversary of the completion of this offering, (2) in which we have total annual gross revenue of at least $1.07 billion, or (3) in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934 (Exchange Act); or
•if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.
We could become a “large accelerated filer” as early as December 31, 2021 if our aggregate worldwide voting and non-voting equity market capitalization held by non-affiliates exceeds $700 million on the relevant measurement date.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.
We have irrevocably elected not to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)

Over-allotment option	shares

Use of proceeds
We estimate that the net proceeds to us from this
offering will be approximately $     million, or approximately $     million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the initial public offering price per share would increase or decrease our net proceeds, after deducting estimated underwriting discounts and commissions, by $        million (assuming no exercise of the underwriters’ over-allotment option). Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease our net proceeds by $       million, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently expect to use the net proceeds from this offering, together with our existing cash, cash equivalents, and marketable securities, for current and future product development, including expansion of our laboratory operations, to fund ongoing and new clinical trials, for preparation for commercial launch and expansion of commercial operations, and for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 16 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Directed share program
At our request, the underwriters have reserved            % of the common stock offered by this prospectus, at the initial public offering price, to certain of our directors, officers, employees, business associates and related persons through a directed share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as other shares offered by this prospectus. Morgan Stanley & Co. LLC, an underwriter in this offering, will administer our directed share program. See “Underwriting” for additional information.

Proposed Nasdaq Global Select Market stock symbol	“GRAL”

Unless we specifically state otherwise or the context otherwise requires, the number of shares of our common stock to be outstanding after this offering is based on 671,186,864 shares of common stock outstanding as of June 30, 2020 and excludes:
▪ 98,033,707 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2020, at a weighted-average exercise price of $1.62 per share;
▪ 30,343,670 shares of common stock issuable upon the vesting and settlement of restricted stock units (RSUs) outstanding as of June 30, 2020;
▪ 9,233,000 shares of common stock issuable upon exercise of stock options granted after June 30, 2020, at a weighted-average exercise price of $2.09 per share;
▪         shares of our common stock to be reserved and available for future issuance under our current 2016 Equity Incentive Plan (the 2016 Plan) and equity incentive plans that we expect to implement in connection with the Offering, as more fully described in the section titled “Executive Compensation—Executive Compensation Arrangements—Equity Incentive Plans,” including:
• 14,975,649 shares of our common stock reserved for future issuance under our 2016 Plan as of June 30, 2020;
•any shares of our common stock issuable in connection with the vesting or exercise (as applicable) of outstanding awards under our 2016 Plan;
•                       shares of our common stock that we expect to reserve for future issuance under our 2020 Equity Incentive Plan (the 2020 Plan), which we expect will become effective in connection with this offering;
•any shares authorized as automatic annual increases in the number of shares of our common stock reserved for future grants pursuant to our 2020 Plan;
•automatic increases in the number of shares of our common stock reserved for future grants pursuant to our 2020 Plan;
•shares of our common stock that we expect to reserve for future issuance under our 2020 Employee Stock Purchase Plan (the 2020 ESPP), which we expect will become effective in connection with this offering; and
•any shares authorized as automatic annual increases in the number of shares of our common stock reserved for future grants pursuant to our 2020 ESPP.
Unless we specifically state otherwise or the context otherwise requires, this prospectus reflects and assumes the following:
▪no exercise of outstanding stock options subsequent to June 30, 2020;
▪no vesting and settlement of outstanding RSUs subsequent to June 30, 2020;
▪outstanding shares include 605,555 shares of Class A common stock issued upon early exercise of stock options and subject to repurchase as of June 30, 2020;
▪no exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock in this offering;
▪a one-for-           reverse stock stock split of our common stock to be effected prior to the closing of this offering;

▪the filing and effectiveness of our amended and restated certificate of incorporation, to be in effect at the closing of this offering; and
▪the conversion of all Class B common stock into 26,179,368 shares of Class A common stock, the reclassification of our Class A common stock and Class B common stock into a single class of common stock, and the conversion of all our redeemable convertible preferred stock into 534,145,027 shares of common stock prior to the closing of the offering as described under “Description of Capital Stock—Reclassification and Conversion of Class A Common Stock, Class B Common Stock, and Redeemable Convertible Preferred Stock.”

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial data for the periods and as of the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2018 and 2019 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2020 from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future. You should read the following summary consolidated financial data together with our audited consolidated financial statements and our unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this prospectus and the information in the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development(1)	$190,205	$158,886	$83,230	$83,009
Research and development—related parties(1)	32,955	8,202	4,493	4,190
Marketing(1)	6,107	7,679	4,080	4,690
General and administrative(1)	58,229	80,896	31,612	47,304
Total operating expenses	287,496	255,663	123,415	139,193
Loss from operations	287,496	255,663	123,415	139,193
Interest income, net	(12,550)	(12,430)	(6,995)	(4,128)
Other expense, net	287	1,817	714	1,335
Loss before provision for (benefit from) income taxes	275,233	245,050	117,134	136,400
Provision for (Benefit from) income taxes	485	(195)	66	16
Net loss	$275,718	$244,855	$117,200	$136,416
Net loss attributable to Class A and Class B common stockholders
Basic and diluted	$275,718	$244,855	$117,200	$136,416
Net loss per share attributable to Class A and Class B common stockholders(2)
Basic and diluted	$(2.42)	$(1.99)	$(0.97)	$(1.03)
Weighted-average shares of Class A and Class B common stock used in computing net loss per share attributable to Class A and Class B common stockholders(2)
Basic and diluted	114,138,912	123,188,351	120,748,150	132,864,532
Pro forma net loss per share attributable to common stockholders (unaudited)(2)
Basic and diluted		$(0.42)		$(0.21)
Weighted-average shares of common stock used in computing pro forma net loss per share (unaudited)(2)
Basic and diluted		587,035,445		643,637,763

___________________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Research and development	$937	$3,913	$1,595	$2,957
Research and development—related parties	778	135	67	30
Marketing	123	202	13	1,230
General and administrative	9,203	24,141	6,004	19,730
Total stock-based compensation expense	$11,041	$28,391	$7,679	$23,947
(2)See Note 13 to our audited consolidated financial statements and Note 12 to our unaudited condensed consolidated financial statements for further details on the calculation of net loss per share attributable to Class A and Class B common stockholders, basic and diluted, and the weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted, and pro forma information.

	As of June 30, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$685,571	$685,571
Working capital(3)	633,653	633,653
Total assets	756,427	756,427
Total liabilities	82,028	82,028
Redeemable convertible preferred stock	1,994,921	—
Accumulated deficit	(1,442,047)	(1,442,047)
Total stockholders’ (deficit) equity	(1,320,522)	674,399
___________________
(1)The unaudited pro forma information in the table above has been prepared to reflect the following prior to or upon the closing of this offering: (i) the filing and effectiveness of our amended and restated certificate of incorporation and (ii) the conversion of all outstanding redeemable convertible preferred stock into common stock.
(2)The pro forma as adjusted consolidated balance sheet data in the table above reflects the pro forma adjustments described in footnote (1) above plus the sale and issuance by us of          shares of our common stock in this offering, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the initial public offering price of $           per share would increase or decrease the pro forma as adjusted amount of each of cash, cash equivalents, and marketable securities, working capital, total assets, and total stockholders’ equity by approximately $           , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease each of cash, cash equivalents, and marketable securities, working capital, total assets, and stockholders’ equity by approximately $           , assuming the initial public offering price of $         per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
(3)We define working capital as current assets less current liabilities. See our unaudited condensed consolidated financial statements for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.
Risks Related to Our Business and Industry
We are a pre-commercial stage healthcare company operating in a rapidly evolving field and have a limited operating history, which makes it difficult to evaluate our current business and predict our future performance.
We are a pre-commercial stage healthcare company operating in a rapidly evolving field and, having commenced operations in January 2016, have a limited operating history. We do not currently have a commercial product for sale. We have funded our operations to date primarily with the proceeds from the sale of equity securities and have never generated any revenue. Our short operating history as a company makes any assessment of current business or our future success and viability subject to significant uncertainty. We expect to encounter risks and difficulties, including those frequently experienced by early-stage companies in rapidly evolving fields. If we do not address these risks and difficulties successfully, our business will suffer.
We have incurred significant net losses in each period since our inception and anticipate that we will continue to incur net losses for the foreseeable future.
Since our inception, we have not generated any revenue and have incurred significant net losses. Our net losses were $275.7 million and $244.9 million for the years ended December 31, 2018 and 2019, respectively, and $136.4 million for the six months ended June 30, 2020. Substantially all of our net losses since inception have resulted from our research and development programs, and general and administrative costs associated with our operations, as well as costs incurred in connection with the acquisition of Cirina Limited in 2017. As of June 30, 2020, we had an accumulated deficit of $1.4 billion.
We have invested significant financial resources in research and development activities, including to develop our technology, develop our investigational products, including our multi-cancer test, Galleri, and diagnostic aid for cancer test (DAC), and plan for commercial launch. The amount of our future net losses will depend, in part, on the level of our future expenditures and our ability to generate revenue. Moreover, our net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.
We expect to continue to incur significant expenses and operating losses for the foreseeable future if and as we:
•attract, hire, and retain qualified personnel;
•continue our research and development activities;
•conduct our existing clinical studies and initiate and conduct additional clinical studies to support the development and commercialization of our products;
•expand our laboratory capacity and operating capabilities as we prepare for commercial scale;
•seek regulatory approvals and any other marketing authorizations or clearances that may be necessary or desired for our products;
•establish sales, marketing, and distribution infrastructure to commercialize our products;

•acquire or in-license additional intellectual property and technologies;
•make milestone, royalty, or other payments due under any license or collaboration agreements;
•obtain, maintain, protect, and enforce our intellectual property portfolio, including intellectual property obtained through license agreements;
•provide additional infrastructure to support our continued research and development operations and any planned commercialization efforts in the future;
•meet the requirements and demands of being a public company; and
•defend against any product liability claims or other lawsuits related to our products.
Our products may not perform as expected, and the results of our clinical studies, some of which for Galleri were conducted on an earlier version than the version we plan to initially launch, may not support the launch or use of our products and may not comply with the requirements, or be replicated in later studies, required for any necessary or desirable regulatory clearances or approvals. This could materially and adversely affect our business, financial condition, results of operations, and growth prospects.
We do not currently have a commercial product. Our success depends on the market’s confidence that we can provide reliable, high-quality products, as well as our ability to complete clinical studies and comply with applicable regulatory requirements that would allow us to commercially launch our products. Assuming successful launch, our products, including Galleri and DAC, may not perform as expected, and the results obtained from our ongoing or future studies may be inconsistent with certain results obtained from our previous studies. If this were to occur, either before or after launch, our business, financial condition, results of operations, and growth prospects would suffer.
Our products require a number of complex and sophisticated biochemical and bioinformatics processes, many of which are highly sensitive to external factors. An operational or technological failure in one of these complex processes or fluctuations in external variables may result in sensitivity and specificity rates that are lower than we anticipate or that vary between test runs or in a higher than anticipated number of tests that fail to produce consistent results. In addition, we regularly evaluate and refine our algorithms and other processes under development. These refinements may inadvertently result in unanticipated issues that may reduce our sensitivity and specificity rates or otherwise adversely affect the performance of our test and its results.
Additionally, many of the studies we have performed on Galleri were performed on an earlier version of the test than the version we plan to launch as a laboratory developed test (LDT). If the version of Galleri we plan to launch as an LDT does not have comparable performance to the earlier version of the test, we may be unable to launch that version, may have to narrow or change the intended use or claims, and/or we may find its commercial profile to be different than expected. Additionally, following the launch of Galleri as an LDT, we currently intend to seek clearance or approval from FDA, and after the launch of DAC as an LDT, we may seek clearance or approval from FDA. FDA and other regulators may require that we generate additional clinical data to support clearance or approval, which could result in delays, increased costs, or other limitations on our ability to receive such clearance or approval. For additional information, see “Risk Factors—Our multi-cancer detection tests are a new approach to cancer screening, which present a number of novel and complex issues for FDA review. Because FDA has never cleared or approved a multi-cancer detection test, it is difficult to predict what information we will need to submit to obtain approval of a PMA from FDA for a proposed intended use, or if we will be able to obtain such approval on a timely basis or at all.”
Further, we plan to iterate and improve, enhancing product performance, offerings, scalability, and/or cost of goods. However, we may not be successful in transitioning our products to a new or enhanced version or iteration. Product development involves a lengthy and complex process and we may be unable to commercialize, validate, or improve performance of any of our products on a timely basis, or at all. Our failure to successfully develop new and/or improved products (including new versions of existing products) on a timely basis could have a material adverse effect on our results of operation and business.

Finally, generating the clinical data necessary to validate and support the initial launch of our products as LDTs and new versions of products and subsequently obtain regulatory clearance or approval, is time-consuming and carries with it the risk of not yielding the desired results. The performance achieved in published studies may not be replicated in later studies that may be required to obtain or maintain premarket clearance or approval. Limited results from earlier-stage verification studies may not predict results from studies in larger numbers of participants drawn from more diverse populations over a longer period of time. Unfavorable results from ongoing clinical studies could result in delays, modifications, or abandonment of ongoing or future clinical studies, or abandonment of a product development program, or may delay, limit, or prevent regulatory clearances or approvals or commercialization of our products.
Clinical trials are necessary to validate our investigational products to launch them as LDTs and to support future product submissions to FDA. The clinical trial process is lengthy and expensive with uncertain outcomes, and often requires the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. We have encountered delays and may encounter substantial delays in our clinical studies, including due to COVID-19, and may therefore be unable to complete our clinical studies on the timelines we expect, if at all, which could materially and adversely impact our ability to launch our products and seek regulatory clearance or approval.
Clinical testing is expensive, time-consuming, and subject to uncertainty. Initiating and completing clinical trials necessary to validate and support the launch of Galleri or DAC as LDTs, and to support any future submissions to FDA for regulatory clearance or approval for our products, will be time-consuming and expensive and the outcomes uncertain. Clinical trials must be conducted in accordance with the laws and regulations of FDA and other applicable regulatory authorities’ legal requirements and regulations, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted.
We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. The timely completion of clinical studies in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of participants who remain in the study until its conclusion. Many of our clinical studies require enrolling a large number of participants without cancer who may not see value in enrollment. Additionally, we may encounter delays as a result of the administrative complexities in managing and recruiting for studies of this scope and size. If we are unable to recruit sufficient participants for our clinical studies, including PATHFINDER and SUMMIT, or maintain sufficient participation of enrolled participants, our product development, commercialization activities and our ability to seek regulatory clearance or approval for our products could be delayed, modified, or prevented.
For example, the launch of Galleri as an LDT will require validation of data from our clinical studies, including certain data from our ongoing PATHFINDER study, which we are conducting under an approved Investigational Device Exemption (IDE) application. We may encounter difficulties enrolling and completing diagnostic workup on a sufficient number of PATHFINDER participants. The ongoing COVID-19 pandemic has delayed anticipated completion of our PATHFINDER study as we had to suspend enrollment of the study during the second quarter of 2020. While certain study sites have resumed enrollment, not all of them have, and we may need to suspend enrollment again in the future at sites that have resumed enrollment. Federal, state and local governmental policies and initiatives designed to reduce the transmission of COVID-19 have resulted in, among other things, a significant reduction in physician office visits and the willingness of individuals, who may be subject to shelter-in-place orders, to participate in clinical studies. Several factors, including the burden on hospitals and medical personnel, have resulted in the cancellation of non-essential medical procedures, which also contributed to a delay of achieving diagnostic resolutions for participants in the study. Further delays in our PATHFINDER study would cause us to delay the launch of Galleri, which would negatively impact our financial condition and results of operations. For additional information, see “Risk Factors—Our business is subject to risks arising from epidemic diseases, such as the recent global outbreak of COVID-19.”
In addition, we intend to launch Galleri as an LDT. Although LDTs are classified as medical devices, FDA has historically exercised enforcement discretion and has not enforced certain FDA requirements with respect to such products, including premarket review, though such practices may not continue in the future. We intend to launch Galleri as an LDT after validating our product, including on a sufficient number of PATHFINDER participants.

Moreover, there is risk that the clinical validation data from PATHFINDER, along with other available clinical validation data, may be insufficient to support the launch of Galleri as an LDT for its proposed intended use. Further, FDA may determine that the launch of Galleri as an LDT for its proposed intended use is not permitted while the PATHFINDER study continues to be conducted under an approved IDE. A delay in the launch of Galleri, or inability to launch altogether, as well as a narrowing of the proposed intended use of the product, may negatively impact our financial condition and results of operations.
Moreover, additional issues may arise that could result in the delay, suspension, clinical hold, or termination of such clinical studies. Other events that may prevent successful or timely initiation or completion of clinical studies, or the ability to use data from clinical studies in support of launch as an LDT or for regulatory submissions or otherwise, include:
•the inability to generate sufficient data to support the initiation or continuation of clinical studies or to validate Galleri or DAC in our intended use populations or at all;
•the inability to rely on previously-collected data on earlier versions of Galleri and DAC in support of the launch or submission for marketing authorization of the later versions of our products;
•the potential requirement to submit an additional IDE application to FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and which FDA may disapprove;
•the potential that FDA may modify, withdraw or impose a clinical hold on our current IDE approval pursuant to which we are conducting the PATHFINDER study, and notify us that we may not begin or must discontinue other clinical trials;
•delays caused by participants withdrawing from clinical studies or failing to return for follow-up or by institutions failing to submit data, including follow-up data, to us;
•delays or failure in reaching a consensus or agreement, if required, with regulatory agencies on study design or feedback from regulatory agencies necessitating changes to ongoing or planned clinical study design;
•delays or failure in reaching agreement on acceptable terms with prospective contract research organizations (CROs), service providers, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;
•delays or failure in obtaining any required Institutional Review Board (IRB) approval or ethics committee approval for our clinical study sites;
•delays in amending, or the inability to amend, our IRB-approved protocols at clinical study sites when necessary or desired;
•difficulty or delays in collaborating with sites, institutions, and investigators;
•failure by us, investigators, sites, or participants to comply with the applicable study protocol or applicable regulatory requirements and standards for data collection, reporting, records maintenance, or data integrity;
•failure by us or any CROs or other third parties to adhere to clinical study requirements, including the applicable protocol;
•failure to perform in accordance with good clinical practice (GCP) and good laboratory practice (GLP) requirements, and/or other applicable regulations and requirements of FDA or other applicable governmental authorities;
•failure to comply with applicable data privacy and security laws related to clinical trials, including the European Union’s General Data Protection Regulation (GDPR);
•failure of our products to achieve acceptable sensitivity, specificity, or PPV, and safety endpoints;

•unacceptable safety findings, including findings related to the risk of the false positive tests (which could lead to unnecessary biopsy or anxiety) or false negative tests (which could lead to a delay in diagnosis or disease progression);
•termination or suspension of a study or site by us or the data safety monitoring board, suspension or termination of a study or site by an IRB, ethics committee, or institution, or clinical hold or termination of a study or site by a regulatory authority, including FDA;
•disqualification, termination, or suspension of a clinical investigator;
•adverse inspection results by any applicable regulatory authority, including FDA or MHRA;
•changes in statutory or regulatory requirements or guidance, or clinical guidelines, that require amending existing or designing new clinical protocols, obtaining new IRB or ethics committee approvals, modifying our clinical studies, modifying our consent process or obtaining additional consent from study participants, or altering the pathway to clearance or approval of our products;
•changes in the standard of care on which a clinical development plan was based, which may require new or additional clinical studies;
•the cost of clinical studies of our products being greater than we anticipate;
•destruction or compromise of, or other inability to access or receive, clinical study samples processed, stored, or managed at a third-party site or otherwise in the control of a third party;
•clinical studies of our products producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical studies or abandon product development programs; and
•lack of adequate funding.
We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with applicable GCP requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP requirements or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays, and/or enforcement actions. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses.
Any inability to initiate or complete clinical studies successfully could result in additional costs to us, slow down or prevent our product development, or impair our ability to generate revenue. Delays in initiating or completing our planned clinical studies could also allow our competitors to bring competing products to market before we do or sooner than expected, which could impair our ability to successfully commercialize Galleri, DAC, or other future products and may harm our business, financial condition, and results of operations. In addition, many of the factors that may cause, or lead to, a delay in initiation or completion of clinical studies may also ultimately lead to the delay or the narrowing or denial of any regulatory clearance or approval we may seek with respect to our products. Delays in the initiation or completion of any clinical study of our products in development will increase our costs, slow down or jeopardize our product development and regulatory clearance or approval process, and delay or potentially jeopardize our ability to commence product sales and generate revenue.
Even if we commercially launch our products, they may fail to achieve the degree of market acceptance necessary for commercial success.
The commercial success of our products, including Galleri, DAC, and any future product we may develop, will depend upon the degree of market acceptance by consumers, including self-insured employers, integrated health systems, healthcare providers, patients, and, over the longer-term, third-party payors. The degree of market acceptance of our products will depend on a number of factors, including:
•the performance and clinical utility of such products as demonstrated in clinical studies and published in peer-reviewed journals;
•our ability to demonstrate the clinical utility of our products and their potential advantages to the medical community;
•the ability of our products to demonstrate the same performance in real-world intended use populations as in clinical studies;
•the willingness of consumers, including self-insured employers, integrated health systems, healthcare providers, patients and others in the medical community to utilize our products;
•the willingness of commercial third-party payors and government payors to cover and reimburse for our products, the scope and amount of which will affect an individual’s willingness or ability to pay for our products and likely heavily influence healthcare providers’ decisions to recommend our products;
•with respect to Galleri, which we intend to launch for use in a broad asymptomatic population, the concern that the product could lead to over-diagnosis or a high false-positive rate and unnecessary medical procedures and costs;
•the introduction of competing products, including the expansion of the capabilities of existing products;
•the market acceptance of existing competitive products, including tests that are currently reimbursed;
•publicity concerning our products or competing products; and
•the strength of our marketing and distribution support.
The failure of our products, once introduced, to be listed in physician guidelines or of our studies to produce favorable results or to be published in peer-reviewed journals could limit the adoption of our products. In addition, healthcare providers and third-party payors, including Medicare, may rely on physician guidelines issued by industry groups, medical societies, and other key organizations, such as the USPSTF, before utilizing or reimbursing the cost of any diagnostic or screening test. Although we have a number of clinical studies underway designed to demonstrate the clinical validity of Galleri, our product is not yet, and may never be, listed in any such guidelines.
Further, if our products or the technology underlying them do not receive sufficient favorable exposure in peer-reviewed publications, the rate of physician and market acceptance of our products and positive reimbursement coverage decisions for our products could be negatively affected. The publication of clinical data in peer-reviewed journals is a crucial step in commercializing and obtaining reimbursement for products, such as Galleri or DAC, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenues from any product that is developed using data from a clinical study.
Failure to achieve broad market acceptance of our products, including Galleri and DAC, would materially harm our business, financial condition, and results of operations.
We have never generated revenue from product sales, do not expect any near-term revenue to offset our ongoing operating expenses, and may never be profitable.
Our ability to generate revenue from product sales and achieve profitability depends on our ability to commercialize our products. While we plan to commercially launch both Galleri and DAC in the United States in 2021 as LDTs, we cannot assure you that we will successfully be able to do so as planned, if at all, and our failure to do so would prevent us from generating revenue. Furthermore, even if we are able to launch these products in a timely manner, we may not be able to generate sufficient revenue to offset our costs and achieve profitability. Our ability to generate future revenue from product sales depends heavily on our success in:
•completing clinical development and validation of our products and continuing to improve product performance and expand product features over time;
•seeking, obtaining, and maintaining marketing approvals, clearances, licenses, or exemptions that may be necessary or desired for Galleri, DAC, and any future products that we develop;
•launching and commercializing Galleri and DAC by establishing a sales force, marketing, medical affairs and distribution infrastructure or, alternatively, collaborating with a commercialization partner;
•obtaining market acceptance by consumers, including self-insured employers, integrated health systems, healthcare providers, patients and third-party payors;
•establishing and maintaining supply and manufacturing relationships with third parties that can timely and consistently provide adequate, in both amount and quality, products and services to support clinical development and the market demand for Galleri and DAC;
•achieving adequate coverage and reimbursement recognition from governments, health insurance organizations, and other third-party payors for products that we launch;
•addressing any technological and market developments, including competing products;
•negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter and maintaining such existing or future arrangements;
•maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets, know-how, and trademarks;
•defending against third-party interference or infringement claims, if any; and
•attracting, hiring and retaining qualified personnel.
We anticipate incurring significant costs to commercialize our products. Our expenses could increase beyond expectations if we are required by FDA or other regulatory agencies to delay our launch, narrow or change our intended use or product claims, modify or expand our clinical studies or to perform additional clinical trials or studies, either pre- or post-approval, in addition to those that we currently anticipate. Additionally, it may be difficult for us to offset the costs of the high-single-digit royalties that we will be required to pay under our agreement with Illumina. See “Related-Party Transactions—Illumina Commercial Agreements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments” for more information. Even if we are able to generate revenue from the sale of any products, we may not become profitable and may need to obtain additional funding to continue operations.
We may be unable to develop and commercialize new products.
We continue to expand our research and development efforts to use our proprietary platform and our large clinical and genomic datasets to develop enhanced versions of our products and additional products, including in disease areas beyond cancer. The commercialization of any new products will require the completion of certain clinical development activities, regulatory activities and the expenditure of additional cash resources. We cannot assure you that we can successfully complete the clinical development of any such products.
We expect our operating costs to continue to exceed our revenue, if any, for the foreseeable future. We also cannot assure you that we will be able to reduce our expenditures sufficiently, generate sufficient revenue from products that we successfully commercialize or otherwise mitigate the risks associated with our business to raise enough capital to develop and commercialize new products. In addition, once our development efforts for a product are completed, commercialization efforts, including allocation of resources necessary to comply with applicable laws and regulations, will require significant expenditures. Any failure to develop and commercialize new products could have a material adverse effect on our ability to implement our strategy and grow our business.
One of the key elements of our strategy is to expand access to our tests by pursuing reimbursement and coverage from third-party payors. If our products do not receive adequate coverage and reimbursement from third-party payors, our ability to expand access to our tests beyond our initial sales channels will be limited and our overall commercial success will be limited.
We anticipate that we will not have broad-based coverage and reimbursement at the initial commercial launch for Galleri. However, a key element to our strategy is to expand access to our tests by pursuing coverage and reimbursement by third-party payors, including government payors. Coverage and reimbursement by third-party payors, including managed care organizations, private health insurers, and government healthcare programs, such as Medicare and Medicaid in the United States and similar programs in other countries, for the types of early detection tests we perform can be limited and uncertain. Healthcare providers may not order our products unless third-party payors cover and provide adequate reimbursement for a substantial portion of the price of our products. If we are not able to obtain adequate coverage and an acceptable level of reimbursement for our products from third-party payors, there could be a greater co-insurance or co-payment obligation for any individual for whom a test is ordered. The individual may be forced to pay the entire cost of a test out-of-pocket, which could dissuade physicians from ordering our products and, if ordered, could result in delay in or decreased likelihood of our collection of payment. We believe our revenue and revenue growth will depend on our success in achieving broad coverage and adequate reimbursement for our products from third-party payors.
Medicare is the single largest U.S. payor and a particularly important payor for many cancer-related laboratory services given the demographics of the Medicare population. Generally, traditional Medicare fee-for-service will not cover screening tests that are performed in the absence of signs, symptoms, complaints, personal history of disease, or injury except when there is a statutory provision that explicitly covers the test. Galleri could be considered a screening test under Medicare and, accordingly, may not be eligible for traditional Medicare fee-for-service coverage and reimbursement unless we pursue substantial additional measures, which would require significant investments, and may ultimately be unsuccessful or may take several years to achieve.
Further, with respect to Galleri and other products we are developing to help detect other disease, the U.S. Medicare Improvements for Patients and Providers Act of 2008 authorizes the Centers for Medicare and Medicaid Services (CMS) to cover additional preventive services that are not expressly covered by the statute if the service is (a) reasonable and necessary for the prevention or early detection of an illness or disability; (b) recommended with a grade of A or B by the USPSTF, an independent, volunteer panel of experts in the field of prevention, evidence-based medicine and primary care, and (c) appropriate for Medicare beneficiaries under Part A or Part B. CMS establishes coverage through a national coverage determination (NCD) process. In its discretion, the USPSTF generally waits for FDA clearance or approval before it considers undertaking review of novel technology. Because multi-cancer early detection is not expressly authorized for coverage by the Medicare statute, a possible pathway for reimbursement is to first obtain FDA clearance or approval, and then seek a grade of A or B from USPSTF, to enable CMS to issue a NCD. If the USPSTF does not provide our products a grade of A or B or CMS declines to initiate an NCD, or the decision regarding an NCD is negative, our product would not be eligible for fee-for-service Medicare coverage in the absence of a new statutory provision providing for coverage. Even if the USPSTF were to recommend Galleri or other products we are developing, the USPSTF review process and the ensuing NCD process by CMS could take several years to complete, and coverage for our products would be delayed while review is ongoing. The Affordable Care Act (ACA) mandates that many private insurance plans cover, among other preventive health services, evidence-based items or services recommended by USPSTF with a grade of A or B, with certain prohibitions on cost-sharing requirements. Accordingly, if USPSTF does not recommend use of Galleri or other products we are developing or requires a substantial amount of time to review such products, our business and results of our operations would be harmed. Coverage and adequate reimbursement under Medicare Advantage are also uncertain as discussed further in “Government Regulation – Coverage and Reimbursement.” DAC is intended to be a diagnostic product, and we believe we could obtain Medicare coverage and reimbursement in the next several years, although there can be no assurances that we will be successful in doing so.

If eligible for reimbursement, laboratory tests such as ours generally are classified for reimbursement purposes under CMS’s Healthcare Common Procedure Coding System (HCPCS) and the American Medical Association’s (AMA) Current Procedural Terminology (CPT) coding systems. We and payors must use those coding systems to bill and pay for our diagnostic tests, respectively. These HCPCS and CPT codes are associated with the particular product or service that is provided to the individual. Accordingly, without a HCPCS or CPT code applicable to our products, the submission of claims would be a significant challenge. Once CMS creates an HCPCS code or the AMA establishes a CPT code, CMS establishes payment rates and coverage rules under traditional Medicare, and private payors establish rates and coverage rules independently. Under Medicare, payment for laboratory tests is generally made under the Clinical Laboratory Fee Schedule (CLFS) with payment amounts assigned to specific HCPCS and CPT codes. In addition, effective January 1, 2018, a new Medicare payment methodology went into effect for clinical laboratory tests, under which laboratory-reported private payor rates are used to establish Medicare payment rates for tests reimbursed via the Medicare Clinical Laboratory Fee Schedule. The new methodology implements Section 216 of the Protecting Access to Medicare Act of 2014 (PAMA) and requires laboratories that meet certain requirements related to volume and type of Medicare revenues to report to CMS their private payor payment rates for each test they perform, the volume of tests paid at each rate, and the HCPCS code associated with the test. CMS uses the reported information to set the payment rate for each test at the weighted median private payor rate. Most affected tests are revalued every three years, with the exception of the reporting period between January 1, 2020 and March 31, 2020, which must now be reported between January 1, 2021 and March 31, 2021, and certain advanced diagnostic laboratory tests that are offered by a single laboratory and meet certain other criteria are revalued every year. The full impact of the PAMA rate-setting methodology and its applicability to our products remains uncertain at this time.
Coverage and reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that a product is appropriate, medically necessary, and cost-effective. Each payor will make its own decision as to whether to establish a policy or enter into a contract to cover our products and the amount it will reimburse for such products. Any determination by a payor to cover and the amount it will reimburse for our products would likely be made on an indication-by-indication basis. For example, because with Galleri we intend to cover a broad asymptomatic population and could potentially generate a significant number of false-positive results on an absolute basis, we may face additional scrutiny in obtaining reimbursement from third-party payors given the additional costs of further diagnostic workup. As a result, obtaining approvals from third-party payors to cover our products and establishing adequate coding recognition and reimbursement levels is an unpredictable, challenging, time-consuming, and costly process and we may never be successful. If third-party payors do not provide adequate coverage and reimbursement for our products, our ability to succeed commercially will be limited.
Even if we establish relationships with payors to provide our products at negotiated rates, such agreements would not obligate any healthcare providers to order our products or guarantee that we would receive reimbursement for our products from these or any other payors at adequate levels. Thus, these payor relationships, or any similar relationships, may not result in acceptable levels of coverage and reimbursement for our products, including Galleri and DAC, or meaningful increases in the number of billable tests we sell to healthcare providers. We believe it may take several years to achieve coverage and adequate reimbursement with a majority of third-party payors, including with those payors offering negotiated rates. In addition, we cannot predict whether, under what circumstances, or at what payment levels payors will cover and reimburse for our products. Although we do not expect Galleri to have Medicare or other third-party coverage or reimbursement in the near term, we plan to market our product to large self-insured employers, certain physician directed channels, including self-insured employers, concierge medicine and executive health programs and innovative health systems. If we fail to establish and maintain broad-based coverage and reimbursement for our products, our ability to expand access to our products, generate increased revenue, and grow our test volume and customer base will be limited and our overall commercial success will be limited.
If our competitors’ products do not perform as intended, the market for our products could be impaired.
Many companies are developing competing cancer detection tests and technologies focused on improving cancer care with cancer detection tests and post-diagnostic products. If any tests marketed or being developed by our competitors similar to our products do not perform to expectations or cause harm or injury to patients, it may result in lower confidence in early disease detection and post-diagnosis tests in general, which could potentially adversely affect confidence in our products. As a result, the failure of our products or our competitors’ products to perform as expected could significantly impair our operating results and our reputation.
If we fail to obtain additional financing, we may be unable to expand our commercialization efforts with respect to Galleri and DAC and develop additional products.
Our operations have required substantial amounts of cash since inception. To date, we have financed our operations primarily through the sale of equity securities. Our product development and clinical trial activities are expensive, and we expect to continue to spend substantial amounts as we prepare for the launch and commercialization of Galleri and DAC, continue to enhance our core technology platform, broaden the applications of our technology platform and develop new products. In addition, obtaining any necessary or desirable regulatory approvals and clearances for our products will require substantial additional funding.
As of June 30, 2020, we had $685.6 million in cash, cash equivalents, and marketable securities. We believe that our existing cash, cash equivalents, and marketable securities, together with the proceeds of this offering, will be sufficient to fund our projected operations for at least the next 12 months. Our estimate as to how long we expect our existing cash, cash equivalents, and marketable securities to be available to fund our operations is based on assumptions that may prove to be inaccurate, and we could use our available capital resources sooner than we currently expect. In addition, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may need to raise additional funds sooner than we anticipate.
We will require additional capital for the development and commercialization of Galleri and DAC, and development of additional products. Our future capital requirements depend on many additional factors, including:
•the cost of development and commercialization activities for our products, including Galleri and DAC, including marketing, sales and distribution costs;
•the cost related to scaling operations to support demand for our products, including the cost of construction of a new laboratory in Durham, North Carolina;
•the timing of, and the costs involved in, obtaining any required or desired regulatory approvals and clearances for our products;
•the timing, scope, progress, results and costs of developing additional products, and of conducting clinical studies;
•the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending, and enforcing patent and other intellectual property rights and claims, including litigation costs and the outcome of such litigation;
•the timing and amount of sales of our products, if any, and collection of related receivables;
•the extent to which our products are eligible for coverage and reimbursement from third-party payors;
•the emergence of new technologies or any competing tests, products, or services and other adverse market developments; and
•other potential adverse developments.
Additional capital may not be available when we need it, on terms acceptable to us or at all. We have no committed source of additional capital. Furthermore, any additional capital raised through the sale of equity or equity-linked securities will dilute stockholders’ ownership interests in us, may require stockholder approval, and may have an adverse effect on the price of our common stock. Debt financing, if available, may include restrictive covenants that could limit how we conduct our business. If adequate capital is not available to us on a timely basis, we may be required to significantly delay, scale back, or discontinue the commercialization of our products or research and development programs, or be unable to continue or expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, and results of operations and cause the price of our common stock to decline.
If our products result in direct or indirect participant harm or injury, we could be subject to significant reputational and liability risks, and our operating results, reputation, and business could suffer.
Our success will depend on the market’s confidence that our products, including Galleri and DAC, can provide reliable, high-quality results, once such products are launched. We believe that patients, physicians, and regulators are likely to be particularly sensitive to errors in the use of our products or failure of our products to perform as described, and there can be no guarantee that our products will meet their expectations. Galleri is intended to be used to detect a cancer signal in individuals, but its results are not diagnostic. If a cancer signal is detected, the product would be used to localize the origin of the cancer signal; a “cancer signal detected” test result would need to be followed up by appropriate diagnostic methods. Because the product cannot detect all cancer signals, and may not detect signals for all cancer types, a negative test would not rule out the presence of cancer. Additionally, an individual undergoing unnecessary diagnostic tests on the basis of a false-positive result or an erroneous location of cancer signal result could expose us to significant liability and reputational risks. Similarly, an individual who receives a cancer diagnosis shortly following a “no cancer signal detected” test result may create negative publicity about our product, which would discourage adoption. Performance failures could establish a negative perception of our products among physicians, patients, and regulators, jeopardize our ability to successfully commercialize our products, impair our ability to obtain regulatory approvals or secure favorable coverage and reimbursement, or otherwise result in reputational harm. In addition, we may be subject to legal claims arising from any errors in the use, manufacture, design, labeling or performance of our products, including any false-positive or false-negative results.
We rely on Illumina, Inc. as a sole supplier for our next-generation sequencers and associated reagents, Streck as a sole supplier of our blood collection tubes, and Twist Bioscience as a sole supplier of our DNA panels. Additionally, we rely on a limited number of suppliers for some of our laboratory instruments and reagents, and we may not be able to find replacements or immediately transition to alternative suppliers if necessary.
We rely on Illumina, Inc. as the sole supplier of the next-generation sequencers and associated reagents we use to perform our genomic tests and as the sole provider of maintenance and repair services for these sequencers. Any disruption in Illumina’s operations or breach of our supply-related agreements would impact our supply chain and laboratory operations as well as our ability to develop and commercialize our products, including Galleri and DAC. We also rely on Streck, Inc. as the sole supplier of our blood collection tubes and Twist Bioscience Corporation (Twist) as the sole supplier of our DNA panels. Any interruption in supply from these vendors would delay our ability to develop and commercialize our products.
Further, following our proposed launch of Galleri as an LDT, we are planning to submit a PMA to FDA. We may seek FDA premarket clearance or approval for DAC. For products supplied to us by Illumina, we have not negotiated the use of their products in any FDA-approved or cleared products. We are cooperating with Streck to obtain FDA clearance or approval for their blood collection tubes. In some cases, use of these third-party products in any FDA-cleared or approved product we may seek to commercialize will be conditioned on these suppliers having obtained FDA clearance or approval for their products. Before we pursue clearance or approval for our products that incorporate or use materials supplied to us by these suppliers, we will need to negotiate and execute agreements with these parties and in some cases may need to ensure these products have obtained the requisite clearances or approvals. Any failures or delays in negotiating agreements with our suppliers on reasonable terms, or their inability to obtain any required clearances or approvals, may increase our costs or delay or prevent us from obtaining clearance or approval of, and thus commercializing, Galleri or DAC. Moreover, products supplied to us by Streck for use in our products that we intend to launch as LDTs are currently only available to us as research use only (RUO) devices, which means that Streck intends for the products not to be used for clinical diagnostic use and that the products must be labeled “For Research Use Only. Not for use in diagnostic procedures.” If FDA were to take enforcement action against us or our suppliers for our use of RUO products in connection with our products that we intend to use for diagnostic purposes, including our launch of LDTs, such action could require us to seek alternative suppliers and thus materially and adversely affect our ability to provide timely testing results to our customers and could significantly increase our costs of conducting business. Products for FDA approved or cleared in vitro diagnostic use generally have significantly higher costs than LDT uses, which, in turn, are more costly than products intended for RUO.
Our current suppliers, including Illumina, Streck or Twist, may also discontinue or substantially change the specification of products that we utilize in our products. We believe there are only a few other manufacturers that are currently capable of supplying and servicing the other equipment and materials necessary for our laboratory operations, including certain instruments, components, consumables, and reagents. Transitioning to a new supplier for this equipment or these materials would be time-consuming and expensive, could result in interruptions in or otherwise affect the performance specifications of our laboratory operations and sample processing or could require that we revalidate our products and, if we receive FDA clearance or approval for our products, could require a new submission to FDA and other regulatory bodies to approve or clear such changes. In addition, we purchase certain products on a purchase order basis and cannot guarantee a consistent source of supply. The use of equipment or materials provided by a replacement supplier could require us to alter our laboratory operations and sample collection and processing and related procedures. In the case of attempting to obtain an alternative supplier for Illumina, Streck, or Twist, replacement instruments and associated reagents, tubes, and panels that meet our quality control and performance requirements may not be available at all, or may not be available on reasonable terms or in a timely manner. If we encounter delays or difficulties in securing, reconfiguring or revalidating the equipment, reagents and other materials that we require for our laboratory operations and sample collection and processing, we would likely face significant delays in commercializing our products and our business, financial condition, results of operations, and growth prospects would be adversely affected.
If our facilities or those of our third-party collaborators become inoperable, our ability to provide our products will be significantly impaired and our business will be harmed.
We currently perform all research and development, and anticipate that in the near term we will conduct commercial testing work, for our products, including Galleri and DAC when launched, in our laboratory located in Menlo Park, California. The facility may be harmed, rendered inoperable by physical damage or otherwise become partially or completely unusable due to fire, floods, earthquakes, power loss, telecommunications failures, break-ins, accidents, pandemics and similar events, which may render it difficult or impossible for us to provide our products for some period of time. Our laboratory and the equipment we use to perform our research and development or commercialization work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming, and expensive to rebuild our facility, particularly in light of the licensure, permits, and accreditation requirements for a clinical laboratory like ours. Although we carry insurance for damage to our properties and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.
In June 2020, we entered into an agreement to lease space in Durham, North Carolina, and are in the process of constructing a new laboratory facility to help us increase product development and operations capacity as we anticipate commercial launch of Galleri and DAC in 2021. Construction requires significant resources and we may encounter difficulties and delays in construction as well as obtaining necessary validation, permits, licenses, certifications (including Clinical Laboratory Improvement Amendments of 1988 (CLIA) and College of American Pathologists (CAP) accreditation) for this forthcoming facility. For example, as circumstances around the COVID-19 pandemic are evolving, government-imposed quarantines and restrictions may also require us to temporarily halt construction or validation activities in North Carolina. If we are unable to complete construction in a timely and satisfactory manner and obtain necessary permits, licenses, certificates, and accreditations within our currently anticipated timelines, we may be unable to meet demand for our products at our Menlo Park facility alone, on a timely basis or at all, which would negatively impact our reputation and commercial plans. We may be unable to regain those customers or repair our reputation in the future, which would negatively impact our business and result of operations.
We also rely on our third-party collaborators, consultants, contractors, vendors, suppliers, and service providers. The facilities of these partners could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, tornadoes, hurricanes, fires, extreme weather conditions, medical epidemics, pandemics and other natural or man-made disasters or business interruptions. In addition, they may be affected by government shutdowns, changes to applicable laws, regulations, and policies, or withdrawn funding. The occurrence of any of these business disruptions could seriously harm their ability to complete their contracted services to us, which may adversely impact our operations and financial condition.
Failure of, or defects in, our machine learning and cloud-based computing infrastructure, or increased regulation in the machine learning space, could impair our ability to process our data, develop products, or provide test results, and harm our business and results of operations.
The design, development, maintenance, and operation of our technology over time is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects, or errors. Overcoming technical obstacles and correcting defects or errors could prove to be impossible or impracticable, and the costs incurred may be substantial and adversely affect our results of operations. Additionally, regulation in the machine learning space is constantly evolving and may make it difficult for us to continue using our machine learning approach. If our technology does not function reliably, fails to meet expectations in terms of performance, or cannot be fully utilized due to increasing regulation, we may be unable to provide or our customers may stop using our products.
We currently host all of our data on, and conduct our data analysis through, Amazon Web Services (AWS) cloud-based hosting facilities. Any technical problems or outages that may arise in connection with AWS’s data center hosting facilities could result in loss of our data or delayed or ineffective data processing. A variety of factors, including infrastructure changes, human or software errors, viruses, malware, security attacks, fraud, spikes in customer usage, or denial of service issues could cause interruptions in our service. Such service interruptions may reduce or inhibit our ability to provide our products, delay our clinical studies, and damage our relationships with our customers. We could also be exposed to potential lawsuits, liability claims or regulatory actions, for example if AWS experienced a data privacy breach. If we were required to transfer our data to an alternative hosting provider, the transfer and acclimation to the new provider could result in significant business delays and require additional resources.
If we are unable to scale our operations successfully to support demand for our products, our business could suffer.
As and to the extent test volumes grow, we will need to continue to ramp up laboratory capacity, including moving the processing of Galleri to our new Durham, North Carolina facility over time, as our Menlo Park laboratory may not support the capacity for the anticipated development and commercialization testing in the future. In addition, we will need to implement new infrastructure, data processing capabilities, customer service, billing and systems processes, and expand our internal quality assurance program and technology to support testing on a larger scale. We will also need additional equipment, and certified and licensed laboratory personnel to process higher volumes of tests. We cannot assure you that we will complete construction of our North Carolina facility and obtain necessary certifications, permits, licenses, and accreditations in a timely manner or at all; therefore, we may be unable to move the processing of Galleri to this new laboratory, and we may be unable to complete required development and commercial test processing activities. Because we intend to launch Galleri and DAC initially as LDTs under FDA’s current policy of enforcement discretion, we will need to ensure that any commercialization of the products at the North Carolina facility comply with the requirements applicable to LDTs. According to FDA, an LDT is defined as an in vitro diagnostic test intended for clinical use and designed, manufactured and used within a single laboratory. Failure to comply with FDA requirements regarding the use of a single laboratory could result in FDA determining that its policy of enforcement discretion does not apply and that such products must comply with certain FDA requirements for medical devices, including premarket review. If FDA were to take this position, we and our products could be subject to enforcement action. Further, we may face difficulties increasing the scale of our operations, including implementing changes in infrastructure or programs or acquiring additional equipment or personnel. As we refine our products and develop additional products, we may need to bring new equipment on-line, implement new systems, technology, controls and procedures, and hire personnel with different qualifications, licenses, or certifications.
The value of Galleri and DAC will depend, in part, on our ability to perform tests and return results to providers on a timely basis and at an appropriate quality standard, and on our reputation for such timeliness and quality. Failure to implement necessary procedures, to transition to new equipment or processes, or to hire the appropriate, qualified personnel could result in higher costs of processing, longer turnaround times or an inability to meet market demand. There can be no assurance that we will be able to perform tests on a timely basis at a level consistent with demand, that we will be able to maintain the quality of our test results as we scale our commercial operations, or that we will be successful in responding to the growing complexity of our laboratory operations, including the related data analysis requirements.
In addition, our growth may place a significant strain on our management, operating and financial systems, research and development, and our sales, marketing, and administrative resources. As a result of our growth, our operating costs may escalate even faster than planned, and some of our internal systems may need to be enhanced or replaced. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow successfully or we may grow at a slower pace, and our business could be adversely affected.
Our business and results of operations will suffer if we fail to compete effectively.
The testing and diagnostic products industry is intensely competitive. We have competitors both in the United States and abroad, including AnchorDx, ArcherDx, Inc., Burning Rock Biotech Limited, Exact Sciences Corporation, Freenome, Inc., Guardant Health, Inc., Laboratory for Advanced Medicine, PapGene, Inc., Singlera Genomics, Inc. and Thrive Earlier Detection Corp. that have stated that they are developing tests designed to detect cancer, including some that will use cfNA analyses like ours. Our competitors have or may have substantially greater financial, technical, and other resources, such as larger research and development staff and well-established marketing and sales forces, or may operate in jurisdictions where lower standards of evidence are required to bring products to market. Our competitors may succeed in developing, acquiring, or licensing, on an exclusive basis or otherwise, tests or services that are more effective or less costly than our products. In addition, established medical technology, biotechnology, or pharmaceutical companies may invest heavily to accelerate discovery and development of tests that could make our products less competitive than we anticipate.
Our ability to compete successfully will depend largely on our ability to:
•successfully commercialize our products;
•demonstrate compelling advantages in the performance and convenience of our products, including on a cost competitive basis;
•achieve market acceptance of our products by healthcare providers and patients;
•achieve adequate coverage and reimbursement by third-party payors for our products;
•differentiate our product from the other tests and products of current and potential competitors;
•attract qualified scientific, data science, clinical development, product development, and commercial personnel;
•obtain, maintain, defend, and enforce patent and other proprietary protection as necessary for our products;
•obtain and maintain any necessary or desirable clearance or approval from regulators in the United States and other jurisdictions;
•successfully collaborate with institutions in the discovery, development, and commercialization of our products; and
•successfully expand our operations and implement a successful sales and marketing strategy to support commercialization.
We may not be able to compete effectively if we are unable to accomplish one or more of these or similar objectives.

Our business is subject to risks arising from epidemic diseases, such as the recent global outbreak of COVID-19.
The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a pandemic, has spread across the globe and is impacting worldwide economic activity. A pandemic, including COVID-19 or other public health epidemic, poses the risk that our company, our personnel, courier delivery services, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. A recession or market correction resulting from the spread of COVID-19 could impact funding for healthcare globally, which may negatively impact our business. While it is not possible at this time to estimate the impact that COVID-19 could have on our business, the COVID-19 pandemic and mitigation measures have had and may continue to have an adverse impact on global economic conditions, which could have an adverse effect on our business, results of operations, cash flows, and financial condition, including impairing the ability to raise capital when needed.
The COVID-19 pandemic has delayed anticipated completion of our PATHFINDER and SUMMIT studies, as we had to suspend enrollment of the studies during the second quarter of 2020. While certain study sites have resumed enrollment, not all of them have, and we may need to suspend enrollment again in the future at sites that have resumed enrollment. There is a risk that changing circumstances relating to the COVID-19 pandemic may not allow our healthcare clinical trial investigators, their healthcare facilities or other necessary parties to continue to participate in our clinical studies through completion or may delay the initiation of planned clinical studies. Additionally, if our trial participants are unable to travel to our clinical study sites as a result of quarantines or other restrictions resulting from the COVID-19 pandemic, we may experience higher drop-out rates or delays in our clinical studies. Government-imposed quarantines and restrictions may also require us to temporarily terminate our clinical sites. Furthermore, if we determine that our trial participants may suffer from exposure to COVID-19 as a result of their participation in our clinical studies, we may voluntarily terminate certain clinical sites as a safety measure until we reasonably believe that the likelihood of exposure has subsided. As a result, our expected regulatory submissions and development timelines for our products have been and may be further negatively impacted. We cannot predict the ultimate impact of the COVID-19 pandemic as consequences of such an event are highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials or as a whole; however, the COVID-19 outbreak may materially disrupt or delay our business operations, further divert the attention and efforts of the medical community to coping with COVID-19, reduce the number of patients getting physicals and physicians potentially ordering our products, disrupt the clinical sites on which we depend, and/or have a material adverse effect on our operations.
If we cannot maintain our current collaborations and enter into new collaborations in a timely manner and on acceptable terms, our efforts to develop and commercialize our products could be delayed or adversely affected.
We rely, and expect to continue to rely, on collaborative partners to help us develop our products. For example, we currently collaborate with pharmaceutical companies, research institutions, including The Chinese University of Hong Kong and Hebrew University of Jerusalem among others, to enhance our research efforts. Under our Contract Research Agreement with the Chinese University of Hong Kong we have exclusive rights to certain intellectual property developed by the Chinese University of Hong Kong. After the Contract Research Agreement expires in August 2021, there is potential that the Chinese University of Hong Kong could develop intellectual property applicable to our business that we may be interested in, and if so, we would need to negotiate for rights to such intellectual property. Our reliance on these third parties reduces our control over our product development activities. If any of our collaborators were to breach or terminate its agreement with us or otherwise fail to conduct the contracted activities successfully and in a timely manner, the research, development or commercialization activities of our products could be delayed or terminated. Further, our collaborators may fail to properly protect our intellectual property rights, may infringe the intellectual property rights of third parties, may misappropriate our trade secrets, or may use our proprietary information or others’ in such a way as to expose us to litigation and potential liability. Disagreements or disputes with our collaborators, including disagreements over proprietary rights, funding, or contract interpretation, might cause delays or termination of the research, development or commercialization of our products, might lead to additional responsibilities for us with respect to these products or activities or might result in litigation or arbitration, any of which would divert management attention and resources and be time-consuming and expensive. We may not be able to renew our current agreements with collaborators or negotiate additional collaboration agreements on acceptable terms, if at all, and these collaborations may not be successful. Any transition from a current collaborator to a new collaborator could be costly and result in significant product development delays.
From time to time, we expect to engage in discussions with potential development and/or commercial collaborators that may or may not lead to collaborations. However, we cannot guarantee that any discussions will result in development or commercial collaborations. Further, once news of discussions regarding possible collaborations are known in the general public, regardless of whether the news is accurate, failure to announce a collaboration agreement, or the entity’s announcement of a collaboration with an entity other than us, could result in adverse speculation about us, our products or our technology, resulting in harm to our reputation and our business. In addition, establishing collaborations is difficult, time-consuming and may require our significant financial investment. Potential collaborators may elect not to work with us based on their assessment of our financial, regulatory, or intellectual property position. Even if we establish new collaborations, they may not result in the successful development or commercialization of our products or technology.
If we are unable to establish sales and marketing capabilities, we may not be successful in commercializing our products.
We have only limited sales and marketing infrastructures and no experience as a company in the sale, marketing, and distribution of screening or diagnostic tests. In preparation of the commercial launch of Galleri and DAC, we are rapidly hiring additional personnel in our sales and marketing organization.
Factors that may inhibit our efforts to commercialize any of our products include:
•our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;
•the inability of sales personnel to persuade adequate numbers of customers, including healthcare systems and healthcare providers, to use our products;
•the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;
•our inability to effectively market to, collaborate with, and secure coverage and reimbursement from third-party payors;
•our failure to comply with applicable regulatory requirements governing the sale, marketing, reimbursement, and commercialization of our products; and
•unforeseen costs and expenses associated with creating an independent commercialization organization.
We rely on third parties to conduct portions of our clinical studies. These third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such studies.
We currently rely and expect to rely on third parties, such as CROs and other service providers, medical institutions, and clinical investigators, to conduct some aspects of our clinical studies. Any of these third parties may terminate their engagements with us, be unable to fulfill their contractual obligations or fail to meet applicable regulatory requirements. If we need to enter into alternative arrangements, our product development activities could be delayed.
Our reliance on third parties for clinical study-related activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical studies is conducted in accordance with the general investigational plan, protocol, consent form, IRB approval, and applicable requirements. Moreover, FDA requires compliance with applicable Good Clinical Practice (GCP) requirements for sponsoring clinical studies to assure that data and reported results are credible, reproducible and accurate and that the rights, welfare, and safety of study participants are protected for data used in support of a regulatory submission. We also are required to register applicable clinical studies and post certain results on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.
If the third parties we rely on do not successfully carry out their contractual duties, meet expected deadlines, or conduct our clinical studies in accordance with regulatory requirements or IRB- or ethics committee-approved protocols, we will not be able to obtain, or may be delayed in obtaining, any necessary or desirable marketing authorizations for our products and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.
We depend on our information technology and telecommunications systems and those of third parties, any failure or disruption of these systems could harm our business.
We depend on information technology and telecommunications systems, including those provided by third parties and their vendors, for significant elements of our operations, such as our laboratory information management systems, including test validation, specimen tracking, and quality control; personal information collection, storage, maintenance, and transmission; our report production systems; and our billing and reimbursement, research and development, scientific and medical data analysis, and general administrative activities. In addition, our third-party service providers depend upon technology and telecommunications systems provided by outside vendors. In connection with becoming a public company, we expect to expand and strengthen a number of enterprise software systems that affect a broad range of business processes and functions, including, for example, systems handling human resources, financial controls and reporting, customer relationship management, regulatory compliance, security controls, and other infrastructure operations. These expansions may prove more difficult than we expect and could cause disruptions in our operations or additional expense.
Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive events. Despite the precautionary measures we have taken to detect and prevent or solve problems that could affect our information technology and telecommunications systems, failures or significant downtime of these systems or those used by our third-party service providers and their vendors could prevent us from conducting tests, preparing and providing reports to future customers, billing payors, conducting research and development activities, maintaining our financial controls and other reporting functions, and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business.
We are highly dependent on our key personnel. If we are not successful in attracting, motivating, and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract, motivate, and retain highly qualified personnel. We are highly dependent on our executive management team and our scientific, medical, technological, and engineering personnel, all of whom have been working together as a group for only a limited period of time. The loss of the services provided by any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements, could result in delays in commercialization of our products and harm our business. We do not maintain “key person” insurance policies on the lives of these individuals or the lives of any of our other employees.
We are headquartered in Menlo Park, California, a region in which many other healthcare companies, technology companies and academic and research institutions are headquartered. In addition, we are constructing a new laboratory facility in Durham, North Carolina, where there is also demand for skilled personnel. Competition for personnel is intense and the turnover rate can be high, which may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We expect that we may need to recruit talent from outside of our region, and doing so may be costly and difficult.
To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have generally provided stock option grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with certain key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. If we are unable to attract and incentivize highly qualified personnel on acceptable terms, or at all, our business and results of operations may suffer.
We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.
As of August 31, 2020, we had 436 employees, substantially all of whom were full-time. As our development plans and strategies develop, and as we transition into operating as a public company, we must add a significant number of additional managerial, operational, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:
•identifying, recruiting, integrating, retaining, and motivating additional employees;
•managing our internal development efforts effectively, including creating compliant programs and processes, such as a compliant laboratory and manufacturing quality system, and managing the regulatory requirements for our products, while complying with our contractual obligations to contractors and other third parties;
•expanding our operational, financial and management controls, reporting systems, and procedures; and
•managing the increasing complexity associated with a larger organization and expanded operations.
Our future financial performance and our ability to commercialize our products will depend, in part, on our ability to effectively manage any future growth. Our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to manage these growth activities. Our ability to successfully manage our expected growth is uncertain given the fact that we have been in operation as an independent company only since early 2016. Our executive management team’s lack of long-term experience working together may adversely impact their ability to effectively manage our business and growth.
If we are not able to effectively expand our organization by hiring new employees, we may not be able to successfully implement the tasks necessary to commercialize our products, which would have negative impact on our business and result of operations.
Our business is subject to economic, political, regulatory, and other risks associated with international operations.
Our business is subject to risks associated with conducting business internationally. For example, some of our suppliers and parties with whom we have collaborative relationships are located outside the United States, including in the United Kingdom, China, and Hong Kong. Accordingly, our future results could be harmed by a variety of factors, including:
•economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•challenges enforcing our contractual and intellectual property rights, especially in those foreign jurisdictions that do not respect and protect intellectual property rights to the same extent as the United States;
•trade protection measures, import or export controls and licensing requirements (including possible restrictions on licensing intellectual property to certain non-U.S. persons) or other restrictive actions by U.S. or non-U.S. governments;
•changes in non-U.S. laws, regulations and customs, tariffs, and trade barriers;

•exchange rate risk we may face from denominating a portion of our transactions in currencies other than the U.S. dollar;
•changes in a specific country’s or region’s political or economic environment;
•negative consequences from changes in tax laws;
•negative consequences from changes in U.S. national security laws, including those governing non-U.S. investors’ ownership of U.S. biotech and other technology companies and U.S. companies’ ability to enter into joint ventures with non-U.S. entities;
•compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is more common than in the United States;
•difficulties associated with staffing and managing international operations, including differing labor relations;
•potential liability under the Foreign Corrupt Practices Act (FCPA) or comparable foreign laws; and
•business interruptions resulting from geo-political actions, including war and terrorism, pandemics, or natural disasters, including earthquakes, typhoons, floods, and fires.
The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain of material needed for our products, some of which we source from China and other countries outside the United States, and has delayed and could further delay clinical trial activities, which has delayed and may further delay product launch, all of which could have a material adverse effect on our business, financial condition and results of operations. For additional information, see “Risk Factors—Our business is subject to risks arising from epidemic diseases, such as the recent global outbreak of COVID-19.”
In addition, the current U.S. administration has publicly supported potential trade proposals that may affect U.S. trade relations with other countries. For example, the current U.S. administration announced tariffs on China which resulted in retaliatory tariffs from China on certain products from the United States. While at this time neither the United States nor China has specifically imposed additional tariffs on healthcare-related products, the nature of this dispute is evolving and additional products such as ours could become subject to tariffs, which could adversely affect their marketability and our results of operations. It is unclear at this point how, if at all, such actions or other potential actions would impact our business or operations, but the uncertainty surrounding these matters could create difficulties in our efforts to partner with healthcare providers, suppliers, and insurance carriers. These and other risks associated with our planned international operations may materially and adversely affect our business and growth prospects.
We are also subject to a number of risks related to regulations and legal compliance. For additional information, see “Risk Factors—Risks Related to Regulation and Legal Compliance.”
Our internal computer systems, or those used by our third-party research institution collaborators or other contractors or consultants, may fail or suffer security breaches.
Despite the implementation of security and back-up measures, our internal computer, server, and other information technology systems as well as those of our third-party collaborators, consultants, contractors, suppliers, and service providers, including AWS, may be vulnerable to damage from physical or electronic break-ins, computer viruses, malware, ransomware, denial of service and other cyber-attacks or disruptive incidents that could result in unauthorized access to, use or disclosure of, corruption of, or loss of sensitive, and/ or proprietary data, including personal and health information, and could subject us to significant liabilities and regulatory and enforcement actions, and reputational damage. For example, one of our research partners disclosed to one of its software vendors certain protected health information of participants who were recruited into one of our clinical studies. After conducting a breach analysis, this research partner informed the affected individuals of the incident. Although we believe this was an isolated incident, if we or any of our third-party collaborators were to experience any material failure or security breach in the future, it could result in a material disruption of our development programs, reputation, and business operations. For example, the loss of clinical study data from completed or ongoing clinical studies could result in delays in any regulatory clearance or approval efforts and significantly increase our costs to recover or reproduce the data, and subsequently commercialize our products. If we or our third-party collaborators, consultants, contractors, suppliers, or service providers were to suffer an attack or breach, for example, that resulted in the unauthorized access to or use or disclosure of personal or health information, we may have to notify physicians, patients, partners, collaborators, government authorities, and the media, and may be subject to investigations, civil penalties, administrative and enforcement actions, and litigation, any of which could harm our business and reputation. Likewise, we rely on our third-party research institution collaborators and other third parties to conduct clinical studies, and similar events relating to their computer systems could also have a material adverse effect on our business. The COVID-19 pandemic is generally increasing the attack surface available to criminals, as more companies and individuals work online and work remotely, and as such, the risk of a cybersecurity incident potentially occurring, and our investment in risk mitigations against such an incident, is increasing. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the recent COVID-19 pandemic to their advantage. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate or unauthorized access to or disclosure or use of confidential, proprietary, or other sensitive, personal, or health information, we could incur liability and suffer reputational harm, and the development and commercialization of our products could be delayed.
Our insurance policies may not be adequate to compensate us for the potential losses arising from such disruptions, failure, or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly, divert management attention, and harm our reputation.
We rely on third-party services to collect, process, transport, and store our samples in a secure and cost-efficient manner. If these services were disrupted, our business would be harmed.
Our business depends on our ability to reliably sequence blood samples that we collect, which are transported to our facility for analysis. Our samples are initially collected, processed, frozen, and stored at several off-site facilities in the United States and Germany. Any disruption to the operations of these facilities could compromise the integrity of our samples and impede our ability to accurately sequence the data. For example, BioStorage Technologies, Inc. currently holds our STRIVE clinical samples in its long-term storage facility. If any natural or man-made disaster, accident, or break-in were to affect its facility, our STRIVE samples could be lost, destroyed, compromised, or otherwise adversely affected. In addition, we maintain samples from our clinical trials for several years. It is possible that the long-term stability of these samples may not be maintained with the passage of time, which could negatively impact our ability to use such samples to validate our products. Further, interruptions in collection, processing, freezing, or transportation of samples performed by third parties, whether due to labor disruptions, bad weather, natural disaster, terrorist acts, threats, or for other reasons could adversely affect the samples and our ability to process the samples in a timely manner, which could negatively affect our ongoing research studies and harm our business.
If we are sued for product or professional liability, we could face substantial liabilities that exceed our resources.
Our business depends upon our ability to provide reliable and accurate test results that incorporate rapidly evolving understanding of how to interpret minute signals detected by our assays as indications of potential presence of disease. Actual or perceived errors resulting from laboratory or reporting errors, false positive or false negative test results, or the manufacture, design, or labeling of our products, could subject us to product liability or professional liability claims. A product liability or professional liability claim against us could result in substantial damages and be costly and time-consuming to defend. Although we maintain liability insurance, including for errors and omissions, our insurance may not fully protect us from the financial impact of defending against these types of claims or any judgments, fines, or settlement costs arising out of any such claims. Any liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any liability lawsuit could damage our reputation or force us to suspend sales of our products. The occurrence of any of these events could have a material adverse effect on our business, results of operations, financial condition, and prospects.
Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2019, we had federal and state net operating loss (NOL) carryforwards of $202.5 million and $279.4 million, respectively, and federal and state research and development credit carryforwards of $22.2 million and $18.2 million, respectively. Certain of these NOL and research and development credit carryforwards will begin to expire, if not utilized, in various years beginning in 2036. Federal NOLs generated after December 31, 2017 may be carried forward indefinitely subject to the 80% deduction limitation based upon pre-NOL deduction taxable income. Our ability to utilize such carryforwards is subject to certain conditions and may be subject to certain limitations due to prior or future ownership changes, if any, as defined in Section 382 of the U.S. Internal Revenue Code of 1986, as amended. As such, there can be no assurance that we will be able to utilize such carryforwards. We have experienced a history of losses and a lack of future taxable income would adversely affect our ability to utilize these NOL and research and development credit carryforwards. We have established valuation allowances against our NOLs and research and development credits due to the uncertainty surrounding the realization of such assets.
Our quarterly results of operations may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.
We expect our results of operations to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:
•our ability to successfully develop, market, and sell our products, including Galleri and DAC;
•the prices at which we are able to sell our products;
•the impact of competitive developments or our response thereto;
•disruptions in our business due to manufacturing, supply, security breaches, outages, or other issues;
•the cost of performing next-generation sequencing (NGS);
•the extent to which our product is deemed eligible or ineligible for coverage and reimbursement from third- party payors;
•changes in coverage and reimbursement or in reimbursement-related laws directly affecting our business;
•regulatory developments affecting our products or competing products;
•timing of expenditures in connection with our clinical studies; and
•non-routine cash and non-cash expenses and write-offs, whether associated with acquisitions, restructuring activities, litigation, investigations, or otherwise.
If our quarterly results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our results of operations may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Acquisitions or other strategic transactions may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.
We have in the past engaged in acquisitions, including our acquisition of Cirina Limited, and we may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary intellectual property rights, technologies, or businesses. Any acquisition or strategic partnership may entail numerous risks, including:
•increased operating expenses and cash requirements;
•the assumption of indebtedness or contingent liabilities;
•the issuance of our equity securities that would result in dilution to our stockholders;
•assimilation of operations, intellectual property, and products of an acquired company;
•difficulties associated with integrating new personnel;
•retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
•the diversion of our management’s attention from our existing product programs and initiatives in pursuing such an acquisition or strategic partnership;
•risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals, and the validity and enforceability of their intellectual property;
•inability to consummate acquisitions on which we spend a significant amount of time and resources;
•possible write-offs or impairment charges relating to acquired businesses; and
•our inability to generate revenue from acquired intellectual property, technology, or tests sufficient to meet our objectives or offset the associated transaction costs.
In addition, as our strategy evolves, we may opt to discontinue, deprioritize, or dispose of assets, technologies, or acquired businesses. For example, in 2019, we made a decision not to commercialize a stand-alone nasopharyngeal cancer test we were developing and sublicensed the related technology to a third party. We may take similar actions with other products in the future.
Risks Related to Regulation and Legal Compliance
We plan to initially launch our products as LDTs, and if FDA were to end or modify its current policy of enforcement discretion on LDTs, or if Congress enacts legislation that changes the current requirements for LDTs, we may lose the ability to commercialize Galleri and DAC without FDA premarket clearance or approval, which could require us to incur substantial costs and delays.
While we currently anticipate that we will eventually seek regulatory clearance or approval from FDA for Galleri and DAC, we intend to initially launch Galleri and DAC in the United States as LDTs. LDTs are in vitro diagnostic tests that are intended for clinical use and are designed, manufactured, and used within a single laboratory. Although LDTs are classified as medical devices and FDA has statutory authority to ensure that medical devices are safe and effective for their intended uses, FDA has historically exercised enforcement discretion and has not enforced certain applicable FDA requirements, including premarket review, with respect to LDTs, though such practices may not continue in the future.
Even under its current enforcement discretion policy, FDA has issued warning letters to and safety communications about in vitro diagnostic device manufacturers for commercializing laboratory tests that were purported to be LDTs but that FDA alleged failed to meet the definition of an LDT or otherwise were not subject to

FDA’s policy on enforcement discretion because they presented a potential safety risk. Additionally, FDA could modify its current approach to LDTs in a way that could subject our products that we plan to market as LDTs to the enforcement of additional regulatory requirements. In recent years, FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. Specifically, on July 31, 2014, FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs. On October 3, 2014, FDA issued two draft guidance documents entitled “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs),” or the Framework Guidance, and “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs),” or the Reporting Guidance. Moreover, even if FDA does not modify its policy of enforcement discretion, FDA may disagree that we are marketing our LDTs within the scope of its policy of enforcement discretion and may impose significant regulatory requirements or take enforcement actions. FDA may request that we provide additional analyses and information beyond that which we intend to produce based on the designs of our current and planned clinical studies, or that we modify or narrow our intended use or product claims. In addition, FDA may choose not to exercise enforcement discretion with respect to our launch of our products as LDTs. As a result, it is possible that FDA may disagree with our interpretation of data from clinical studies to support our LDT launches for our proposed intended uses. If we are required to provide additional analyses or additional data or perform additional clinical studies or research, our commercial launch of Galleri or DAC would be delayed or the indicated uses may be significantly narrowed or modified. A delay in the launch of our products, or significantly narrowing their intended uses, could negatively impact our financial condition and results of operations.
In addition, FDA and Congress have, for over the past decade, considered a number of proposals to change FDA’s enforcement discretion policy for LDTs and subject LDTs to additional regulatory requirements. For example, Congress has recently been working on legislation to create an LDT and in vitro diagnostic regulatory framework for all in vitro clinical tests (IVCTs) that would be separate and distinct from the existing medical device regulatory framework. In March 2020, Members of Congress introduced the Verifying Accurate Leading-edge IVCT Development Act of 2020 (the VALID Act). If passed in its current form, the VALID Act would create a new category of medical products separate from medical devices for IVCTs. As proposed, the bill would establish a risk-based approach to imposing requirements related to premarket review, quality systems, and labeling requirements on all IVCTs, including LDTs, but would create exemptions for certain LDTs marketed before the effective date of the bill (though other regulation requirements may apply, for example, registration and notification, adverse event reporting). It is unclear whether the VALID Act or any other legislative proposals (including any proposals to reduce FDA oversight of LDTs) would be passed by Congress or signed into law by the President. Depending on the approach adopted under any potential legislation, certain LDTs (likely those of higher risk) may be required to undergo some form of premarket review, potentially with a transition period for compliance and a grandfathering provision.
Although FDA halted finalization of the guidance in November 2016 to allow for further public discussion on an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution, and FDA issued a discussion paper on possible approaches to LDT regulation in January 2017, if Congress does not take action in connection with the VALID Act or other LDT legislation, FDA could modify its current approach to LDTs in a way that could require that our products that we anticipate marketing as LDTs comply with additional FDA requirements. On August 19, 2020, the U.S. Department of Health and Human Services announced that FDA will not require premarket review of LDTs absent notice-and-comment rulemaking.
If FDA changes its policy of enforcement discretion for LDTs, we may be required to obtain premarket clearance or approval for our products from FDA or do so earlier than anticipated. The process for submitting a premarket notification and receiving FDA clearance usually takes from three to twelve months, depending on the type of submission, but it can take significantly longer and clearance is never guaranteed. The process for submitting and obtaining FDA clearance or approval is costly and uncertain. Moreover, there can be no assurance that any cleared or approved labeling claims will be consistent with the claims we would make about our products when launched as LDTs, or that such claims will be adequate to support continued adoption of and reimbursement for our products. If premarket review is required for some or all of our products, FDA may require that we stop selling our products pending clearance or approval, which would negatively impact our business. Even if our products are allowed to remain on the market prior to required clearance or approval, demand or reimbursement for our products may decline if there is uncertainty about our products, if we are required to label our products as investigational by FDA, or if FDA limits the labeling claims we are permitted to make for our products. As a result, we could experience significantly increased development costs and a delay in generating additional revenue from our products, or from other products now in development.
If FDA changes its enforcement discretion policy or imposes significant changes to the regulation of LDTs, either generally or to our LDT products in particular, it could reduce our revenues or increase our costs and adversely affect our business, prospects, results of operations or financial condition.
The regulatory clearance or approval processes of FDA and comparable foreign regulatory authorities are lengthy, time-consuming, and unpredictable. If we are ultimately unable to obtain any necessary or desirable regulatory approvals or clearances, or if such approvals or clearances are significantly delayed, our business will be substantially harmed.
Following our planned initial launch of Galleri as an LDT, we currently anticipate seeking PMA approval from FDA for a version of Galleri. We may seek FDA premarket clearance or approval for a version of DAC after its LDT launch. Accordingly, we would be subject to FDA’s regulatory review processes. The time required and ability to obtain clearance or approval by FDA and comparable foreign regulatory authorities is unpredictable, typically takes several years following the commencement of clinical studies, and depends upon numerous factors, including the type, complexity, and novelty of our products. In addition, policies, laws, regulations, or the type and amount of clinical data necessary to gain clearance or approval may change during the course of a test’s clinical development and may vary among jurisdictions, which may cause delays in the clearance or approval of, or the decision not to approve, an application. Regulatory authorities have substantial discretion in the premarket review process and may refuse to accept any application, decide that our data are insufficient for clearance or approval, require additional clinical or other data, or determine that our manufacturing and quality systems are insufficient or in violation of applicable requirements. Even if we believe our data are sufficient to support regulatory approval, regulatory authorities may disagree that approval is warranted, or may require the generation and submission of additional data or data analyses and significantly delay approval.
Before a new medical device, or a new intended use of, claim for, or significant modification to an existing device, can be marketed in the United States, a company must first submit an application for and receive 510(k) clearance pursuant to a premarket notification submitted under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (FDCA), de-novo classification, or PMA approval from FDA, unless an exemption applies. The PMA approval pathway, which we expect to pursue for Galleri following potential launch as an LDT, requires an applicant to demonstrate the safety and effectiveness of the product based, in part, on valid scientific evidence, including, but not limited to, technical, preclinical, and clinical data. The 510(k) pathway requires a FDA finding that the test is substantially equivalent to a legally marketed predicate device. If no legally marketed predicate can be identified to enable use of the 510(k) pathway, the device is automatically classified under the FDCA into class III, which generally requires PMA approval. However, for low- to moderate-risk devices, FDA allows for the possibility of marketing authorization through the “de novo classification” process rather than requiring the device to be subject to PMA approval.
Products that are approved through a PMA application generally need prior FDA approval before modifications can be made that affect safety or effectiveness, and certain modifications to a 510(k)-cleared device may also require FDA premarket review before the modified product can be marketed. See “Business—Government Regulation—U.S. Regulation and Product Approval—United States Food and Drug Administration.” We have not applied for regulatory clearance or approval for any of our products, and it is possible that we will never obtain regulatory clearance or approval.
FDA or other regulators can delay, limit, or deny premarket clearance or approval of a product for many reasons, including but not limited to the following:
•FDA or comparable foreign regulatory authorities may disagree with the design, implementation, or results of, or interpretation of the data from, our clinical studies;

•FDA or comparable foreign regulatory authorities may determine that our product has not been shown to be safe and effective or has other characteristics that preclude us from obtaining marketing authorization or prevent or limit its commercial use (for example, a narrowed indication for use claim);
•the population studied in the clinical program may not be sufficiently broad, generalizable, or representative of the intended target population of our product to assure effectiveness and safety in the population for which we seek authorization or clearance;
•FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from clinical studies or may fail to accept data from clinical studies (or clinical sites), including if we fail to establish the integrity of our data;
•FDA or comparable foreign regulatory authorities may determine that our clinical studies otherwise fail to comply with applicable regulations;
•serious or unexpected adverse effects or other performance issues are identified with our products;
•FDA or comparable foreign regulatory authorities may determine that our manufacturing or quality system fails to comply with applicable regulations or otherwise fails to meet the standards necessary to support approval; and
•the approval policies or regulations of FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
We are engaged in ongoing discussions with FDA regarding the data that will be needed to support a successful PMA for a multi-cancer test for our planned indications, including whether we would need to provide additional analyses and information beyond that which we are currently planning to produce based on the designs of our current and planned clinical studies. There can be no assurance that our products for which we may seek clearance or approval will be approved or cleared by FDA or a comparable foreign regulatory authority on a timely basis, if at all, nor can there be assurance that labeling claims will be consistent with our anticipated claims or adequate to support continued adoption of, and reimbursement for, our products. If our products receive clearance or approval but there is uncertainty about our products among providers or payors, or if the approved indication or other labeling claims FDA or a comparable foreign regulatory authority allows us to make are more limited than we expect, reimbursement may be adversely affected and we may not be able to sell our products. Compliance with FDA or comparable foreign regulatory authority regulations will require substantial costs, and subject us to heightened scrutiny by regulators and substantial penalties for failure to comply with such requirements or the inability to market our products. The lengthy and unpredictable approval process, as well as the unpredictability of the results of our clinical studies, may result in our failing to obtain regulatory clearance or approval to market our products, which would significantly harm our business, results of operations, reputation, and prospects.
Our multi-cancer detection tests are a new approach to cancer screening, which present a number of novel and complex issues for FDA review. Because FDA has never cleared or approved a multi-cancer detection test, it is difficult to predict what information we will need to submit to obtain approval of a PMA from FDA for a proposed intended use, or if we will be able to obtain such approval on a timely basis or at all.
Our multi-cancer detection tests represent a new approach to cancer screening (including the use of pattern recognition of genomic signals), and obtaining FDA approval for Galleri presents a number of novel issues. FDA has never granted marketing authorization for a multi-cancer detection test. Additionally, in March 2020, FDA held a public workshop to discuss the clinical, scientific, and regulatory challenges associated with circulating tumor DNA cancer screening tests, and we expect FDA to continue to gather input from a variety of industry, academic, and clinical stakeholders to inform its thinking on how to assess these types of tests. As such, the FDA requirements that will govern any multi-cancer detection test we develop, as well as the breadth and nature of data we must provide FDA, to support the proposed intended use, may be subject to change.
As part of our ongoing discussions with FDA regarding the data that will be needed to support a PMA for a multi-cancer detection test based on a proposed intended use and consistent with discussions during the March 2020 public workshop, FDA has provided feedback regarding how it plans to assess the safety and effectiveness of Galleri based on potential intended use statements. In particular, in response to certain questions about the STRIVE study statistical analysis plan, FDA has provided feedback regarding the benefit-risk profile for each cancer type as well as comparative performance of our test against and in combination with standard of care screening methods. FDA has indicated that the sufficiency of our clinical data, including comparative performance data, will be a review issue as part of its review of our PMA for the proposed intended use. While we plan to continue discussions with FDA and provide FDA with additional information, the FDA may raise additional questions or request additional information in connection with the submission of a marketing application.
Given the novel nature and complexity of our multi-cancer detection tests, we cannot be certain whether we will receive FDA marketing authorization for Galleri and whether the studies we have conducted, are currently conducting, or plan to conduct will be sufficient to provide the data that FDA requires to support a proposed intended use. For example, we recognize that our STRIVE clinical study alone would not be sufficient for a proposed multi-cancer early detection intended use statement and we plan on providing evidence from additional clinical studies to support a PMA for Galleri. FDA may require us to perform new analyses of our clinical data or perform additional clinical trials in addition to those we are contemplating. We may be required to undertake significant efforts to address FDA’s requests, which could delay or prevent approval, lead to a more limited intended use statement than the broader intended use statement we plan to pursue, and/or lead to significant post-approval limitations or restrictions, if approval is obtained at all.
Our use and disclosure of personal information, including individually identifiable health information, and biologic samples and related data are subject to federal, state and foreign privacy and security regulation. Data privacy rules are evolving and new legislation concerning privacy and data use may limit our ability to use such data and specimens. Our failure to comply with privacy and security requirements or to adequately secure such information could result in significant liability, administrative or governmental penalties, and/or reputational harm and, in turn, substantial harm to our business and results of operations.
We and our partners may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address data privacy and security). We receive, store, process and use personal information as part of our business. In the United States, numerous state and federal laws and regulations govern the collection, dissemination, use, disclosure, privacy, confidentiality, security, availability and integrity of personal information, including health related information. We are currently not a covered entity under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or the regulations that implement both laws (collectively HIPAA), but we expect to be a covered entity in 2021 around the time we commercially launch our LDT when we begin submitting electronic claims. HIPAA establishes a set of national privacy and security standards for the protection of individually identifiable health information, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, the business associates with whom such covered entities contract for services that involve creating, receiving, maintaining, or transmitting protected health information, and the subcontractors of such business associates. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA.
Certain states have also adopted comparable privacy and security laws and regulations, such as the California Confidentiality of Medical Information Act; these laws are not preempted by HIPAA to the extent that they are more stringent than HIPAA. California recently enacted the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020 and limits how companies can collect and use personal data. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for fines and penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although there are limited exemptions for certain health-related data, including clinical trial data, the CCPA may increase our compliance costs and potential liability. Other states are also considering similar privacy laws and the federal government may seek to enact a similar federal privacy law. We could be adversely affected if the CCPA and other state or federal legislation or regulations applicable to GRAIL require changes in our business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.
Even when HIPAA does not apply, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.
Compliance with data protection laws and regulations in the United States could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. We strive to comply with applicable laws, regulations, policies and other legal obligations relating to privacy, data protection and information security. However, the various regulatory frameworks for privacy and data protection are, and are likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules and subject our business practices to uncertainty.
We seek to utilize biological samples and data from participants in our clinical studies in accordance with applicable law, IRB stipulations, and participant permissions (through consent forms and HIPAA authorizations). If we are unable or significantly restricted in using participant samples and data for secondary research purposes, our ability to develop additional products and/or improve or refine existing products will be limited, which may impact our business and prospects.
We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, European legislators adopted the General Data Protection Regulation (GDPR), which became effective on May 25, 2018, and superseded the prior European Union (EU) data protection legislation. The GDPR imposes more stringent data protection requirements, and provides for greater penalties for noncompliance. The GDPR is applicable in each EU and European Economic Area (EEA) member state and applies to companies established in the EU and EEA as well as companies that collect and use personal data to offer goods or services to, or monitor the behavior of, individuals in the EU and EEA, including, for example, through the conduct of clinical trials. The GDPR imposes stringent data protection obligations for processors and controllers of personal data. Among other things, the GDPR requires the establishment of a lawful basis for the processing of data, includes requirements relating to the consent of the individuals to whom the personal data relates, including detailed notices for clinical trial subjects and investigators, as well as requirements regarding the security of personal data and notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects. We may face difficulty in fully complying with these regulations and any failure to do so could subject us to significant monetary penalties, liabilities, and adverse publicity. For example, because we collect personal data from EU data subjects as part of the SUMMIT study, including health data from participants enrolled in our clinical study in the United Kingdom, we are subject to the GDPR with respect to personal data collected in the study.
The GDPR prohibits, without an appropriate legal basis, the transfer of personal data to countries outside of the EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Although there are legal mechanisms to allow for the transfer of personal data from the EEA to the United States, recent legal developments in Europe have created complexity and uncertainty regarding such transfers of personal data. For example, on July 16, 2020, the Court of Justice of the European Union (CJEU) invalidated the EU-US Privacy Shield Framework (Privacy Shield) under which personal data could be transferred from the EEA to United States entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. Additionally, other countries have passed or are considering passing laws requiring local data residency.
Penalties and fines for failure to comply with the GDPR are significant, including fines of up to €20 million or 4% of total worldwide annual revenue, whichever is higher. Additionally, following the United Kingdom’s withdrawal from the European Union, we will have to comply with both the GDPR and the data protection laws of the United Kingdom, which could be more or less stringent than the GDPR. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. It is currently unclear how the GDPR and the United Kingdom versions of data privacy legislation would inter-operate or what costs or difficulties complying with these two regimes will create for us or similarly situated companies.
If we or our partners fail to comply with federal, state, and foreign laboratory and other applicable licensing and registration requirements, we could be prevented from performing our tests or experience disruptions to our business.
CLIA is a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease, or impairment of, or the assessment of the health of, human beings. CLIA regulations require, among other things, clinical laboratories to obtain a certificate and mandate specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, test management, and quality assurance. CLIA certification is also required for us to be eligible to bill state and federal healthcare programs, if such reimbursement is otherwise available, as well as many private third-party payors, for our products. To renew these certifications, we will be subject to routine surveys and inspections. Moreover, CLIA inspectors may make random or “for cause” inspections of our clinical laboratories.
In 2018, we received a CLIA Certificate of Registration from CMS for our laboratory in Menlo Park, California, to begin conducting moderate and/or high complexity testing, subject to inspection to determine compliance with the CLIA regulations. In 2019, we obtained College of American Pathologists (CAP) accreditation for our Menlo Park facility. While we have completed validation studies for an earlier version of Galleri, we are continuing our validation efforts for the version of Galleri that we intend to launch as an LDT. We may not successfully complete such validation. Any addition to our test menu requires notification to the regulatory and accrediting bodies that regulate our laboratory (e.g., CMS, the California Department of Public Health Laboratory Field Services (CALFS) and CAP) that we are adding a new specialty to our assay offerings. Further, before we are able to offer any products developed at our Durham, North Carolina laboratory, when and if we are able to complete construction, we will also be required to validate the products and provide the required notifications, certifications, permits, and accreditations to the regulatory and accrediting bodies that will regulate our North Carolina laboratory. At their discretion, any regulatory or accrediting body may come on-site to inspect our laboratory at any time. Any failure to pass inspections, maintain our CLIA Certificate of Registration, CAP accreditation, or state licenses, or add new validated products to our laboratory assay offerings could significantly harm our business, results of operations, and prospects.
In addition to obtaining federal certification for a laboratory under CLIA, we are also required to obtain and maintain state licenses to conduct testing in our laboratories. We have obtained a Clinical Laboratory Certificate of Deemed Status from the State of California Department of Public Health for our Menlo Park facility. The California licensure law establishes standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. In addition, California law mandates proficiency testing, which involves testing of specimens that have been specifically prepared for the laboratory. In the future, we will need to obtain a Clinical Laboratory Certificate of Deemed Status from the State of North Carolina Department of Public Health for our Durham facility. Further, if we test specimens originating from other states and return patient-specific results, our clinical laboratory must satisfy such states’ licensure laws as well to the extent that such laws regulate out-of-state laboratories that test specimens originating in such states. For example, to be able to receive specimens originating from New York, we must obtain and maintain a New York State Department of Health clinical laboratory permit. Research testing, however, does not require licensure if patient-specific results are not generated and/or returned for diagnostic purposes. We have applied for a New York State Department of Health clinical laboratory permit for our Menlo Park facility and we intend to apply for such a permit for our Durham facility, which we will need to obtain prior to accepting and generating for diagnosis or treatment purposes patient-specific results on specimens originating from New York at the applicable facility. Applicable New York laws and regulations establish standards for day-to-day operation of a clinical laboratory, including training and skill levels required of laboratory personnel, physical requirements of a facility, equipment, and validation and quality control. We believe that relevant New York regulatory authorities may be experiencing delays as a result of COVID-19 related issues, and there can be no assurance that we will be able to obtain New York clinical laboratory permits, or licenses or permits from any other states where we believe we will be required to be licensed or hold a permit, prior to commercial launch of our products, or at all. Failure to obtain such licenses or permits could expose us to fines and other penalties, or limit our potential testing population.
In connection with CLIA certification and state laboratory licensing and permitting, we remain subject to a number of risks in the event of noncompliance. Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing licensure or permitting, or our failure to renew or maintain a CLIA certificate, a state license or permit, or accreditation (including CAP), could have a material adverse effect on our business and reputation. CMS also has the authority to impose a wide range of sanctions, including suspension, limitation, or revocation of the CLIA certification, termination of Medicare and Medicaid participation, civil money penalties, and a bar on the ownership or operation of a CLIA-certified laboratory by any owners or operators of the deficient laboratory. If we fail to obtain any required state licensure, or lose CLIA certification, CAP accreditation, or licensure once obtained, we would not be able to operate our clinical laboratories and offer our products in full or in particular states, which would adversely impact our business and results of operations. Even if we were able to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.
In addition to state laboratory licensing laws, we may also be subject to state registration and/or licensing requirements that apply to companies that manufacture medical devices. Certain states may require such registrations or licenses before the products are commercialized, including while manufacturers are evaluating the devices in clinical trials. Violations of these laws may result in the denial, suspension, or revocation of the registration or license, as well as other fines and penalties, including imprisonment.
Data from our clinical trials that we announce or publish from time to time before our trials are complete may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose then-available data from our clinical studies before the studies are complete, and the results and related findings and conclusions may be subject to change following the final analysis of the data related to the particular study or trial. This may happen for a number of reasons, including due to the stated protocol or because of the presentation of an abstract at a scientific conference, for example. As a result, the results that we report may differ from final results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully analyzed. As a result, such data should be viewed with caution until the final data are available. Additionally, such data from our clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment and/or follow-up continues and more patient data become available. Significant adverse differences between initial or interim data and final data could significantly harm our reputation and business prospects.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, and our ability to receive regulatory clearance or approval or commercialize a particular product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding our business. If the data that we report differ from final results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to commercialize or obtain regulatory clearance or approval for, our products may be harmed, which could harm our reputation, business, operating results, prospects or financial condition.
Any product for which we obtain regulatory clearance or approval will be subject to extensive ongoing regulatory requirements, and we may be subject to penalties if we or our partners fail to comply with regulatory requirements or if we experience unanticipated problems with our products.
Any product for which we obtain regulatory clearance or approval from FDA or other regulators, along with the manufacturing processes, post-market surveillance, labeling, packaging, advertising, and promotion, distribution, storage, import, export, reporting, and recordkeeping for such product, will be subject to continued regulatory review, oversight, requirements, and periodic inspections by FDA and comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports; registration and listing requirements; requirements relating to quality control, quality assurance, and corresponding maintenance of records and documents; requirements relating to recalls, removals, and corrections; and requirements relating to product labeling, advertising and promotion, and recordkeeping. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. FDA enforces these regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we will be found compliant in connection with any future regulatory inspections.
Regulatory clearance or approval of a test or device may be subject to limitations by the regulatory body as to the indicated uses for which the product may be marketed or to other conditions of clearance or approval. In addition, clearance or approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the test or device. After clearance or approval, discovery of problems with our product, suppliers, vendors, or contract manufacturers, or manufacturing processes (including software validation), and/or failure to comply with regulatory requirements, may result in actions such as:
•restrictions on operations of our laboratory;
•restrictions on manufacturing processes;
•restrictions on marketing of a product;
•Untitled or Warning letters;
•withdrawal or recall of the product from the market or seizure of the product;
•refusal to approve applications or supplements to approved applications that we may submit;
•fines, restitution or disgorgement of profits or revenue;
•suspension, limitation or withdrawal of regulatory approvals or clearances;
•exclusion from participation in U.S. federal or state healthcare programs, such as Medicare and Medicaid;
•safety communications;
•refusal to permit the import or export of our product;
•injunctions; or
•imposition of civil or criminal penalties.

For any of our products that are approved or cleared by FDA, we will be required to report to FDA certain information about adverse medical events or malfunctions, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of FDA or another governmental authority, could have a negative impact on us.
For products for which we obtain FDA clearance or approval, we will be subject to FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.
FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.
Depending on the corrective action we take to redress a product’s deficiencies or defects, FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.
Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of FDA. If FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.
To obtain and maintain FDA approvals or clearances, our products will need to be manufactured in accordance with federal and state regulations, and we could be forced to recall our devices or terminate production if we or our partners fail to comply with these regulations.
The methods used in, and the facilities used for, the manufacture of our products must comply with FDA’s QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.
Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers, or our employees.
Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.
Healthcare reform measures, including recently enacted legislation reforming the U.S. healthcare system, and data protection measures, could cause significant harm to our business, operations and financial condition.
Healthcare systems are subject to ongoing reform in the United States and abroad. For example, in the United States, the Affordable Care Act (ACA) made a number of substantial changes to the way healthcare is financed both by governmental and private insurers. For example, the ACA imposed a 2.3% federal excise tax on manufacturers of certain medical devices, which was suspended in 2016, and repealed in December 2019. The ACA also contains a number of other provisions, including provisions governing enrollment in federal and state healthcare programs, reimbursement matters, and fraud and abuse, which we expect will influence our industry and our operations in ways that we cannot currently predict.
Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the Tax Cuts and Jobs Act of 2017 includes a provision that entered into effect on January 1, 2019, that repeals the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In December 2018, a U.S. district court held that the individual mandate was unconstitutional, which was upheld by the U.S. Court of Appeals for the Fifth Circuit. The Supreme Court of the United States granted certiorari on March 2, 2020, and the case is expected to be decided by mid-2021. We expect the Trump administration and Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.
Changes in federal policy and at regulatory agencies occur over time through policy and personnel changes following elections, which lead to changes involving the level of oversight. Healthcare reform and pricing of drugs and medical devices, including clinical laboratory tests, are and will remain a key bipartisan issue. Policies to be pursued in the future may be more aggressive, regardless of which party controls the White House. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.
We cannot predict which healthcare reform measures will be implemented or the full impact of current or future healthcare reform measures on our business. For instance, a repeal of the ACA or payment reductions imposed by the ACA, as well as the expansion of the federal and state governments’ role in the U.S. healthcare industry generally and the social, governmental and other pressures to reduce healthcare costs while expanding individual benefits, could limit the prices we will be able to charge or the amount, if any, of available reimbursement for products, which would reduce our potential revenue and have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Obtaining and maintaining regulatory authorization of our products in one jurisdiction does not mean that we will be successful in obtaining regulatory authorization of our products in other jurisdictions.
Obtaining and maintaining regulatory authorization of products in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory authorization in any other jurisdiction, but a failure or delay in obtaining regulatory authorization in one jurisdiction may have a negative effect on the regulatory authorization process in others. For example, even if FDA or a comparable foreign regulatory authority grants clearance or approval of our products, comparable regulatory authorities in foreign jurisdictions may also need to authorize the products in those countries, which may be a de novo review process. Premarket authorization processes vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional clinical studies, because clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions or the data may not be considered applicable to the jurisdiction’s intended patient population. In some cases, the price that we intend to charge for our products may also be subject to approval.
Obtaining foreign regulatory authorization and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in other jurisdictions, or we fail to receive necessary or desirable marketing authorizations in other jurisdictions, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.
Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk of fraud, misconduct, or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the rules and regulations of the CMS, FDA, and other comparable foreign regulatory authorities; provide true, complete and accurate information to such regulatory authorities; comply with manufacturing and clinical laboratory standards; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. When we begin commercializing our products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education, and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices, as well as off-label product promotion. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs, and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of participant recruitment for clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Even if it is later determined after an action is instituted against us that we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions, and have to divert significant management resources from other matters.

If we fail to comply with healthcare and other applicable laws and regulations, we could face substantial penalties and our business, reputation, and operations and financial condition could be adversely affected.
Our operations are subject to various U.S. federal and state fraud and abuse laws. In addition, the commercialization of our products outside the United States would also subject us to foreign equivalents of the healthcare laws described below, among other foreign laws. The laws that may impact our operations include:
•the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering, or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item, or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation, and many courts have interpreted that statute as being violated if merely one purpose of any arrangement is to induce referrals or purchases. In 2018, Congress enacted the Eliminating Kickbacks in Recovery Act of 2018 (EKRA), which establishes an all-payor anti-kickback prohibition for, among other things, knowingly and willfully paying or offering any remuneration directly or indirectly to induce a referral of an individual to a clinical laboratory. Violations of EKRA may result in fines, imprisonment, or both, for each occurrence;
•the federal physician self-referral prohibition, commonly known as the Stark Law, which, in the absence of an applicable exception, prohibits a physician from making a referral for certain designated health services covered by the Medicare or Medicaid program, including clinical laboratory services, if the physician or an immediate family member of the physician has a financial relationship with the entity providing the designated health services. The Stark Law also prohibits the entity furnishing the designated health services from billing, presenting or causing to be presented a claim for the designated health services furnished pursuant to the prohibited referral;
•federal civil and criminal false claims laws, including the False Claims Act, which impose criminal and civil penalties, including through civil “qui tam” or “whistleblower” actions, against individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
•healthcare fraud and false statements laws, which prohibit, among other things, knowingly making a false statement to improperly avoid, decrease, or conceal an obligation to pay money to the federal government. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation;
•the federal Civil Monetary Penalties Law, which, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program;
•the federal Physician Payment Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services under the Open Payments Program, information related to payments or other transfers of value made to physicians (as defined by statute) and teaching hospitals and, for transfers of value made beginning in 2021, to other healthcare practitioners, as well as ownership and investment interests held by such physicians and their immediate family members;
•federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection, and unfair competition laws that may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangement as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require healthcare companies to comply with the medical device industry’s voluntary compliance guidelines, the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers, and other potential referral sources or state-specific standards on financial interactions with healthcare providers; state laws that require healthcare companies to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensation, and other remuneration and items of value provided to healthcare professionals and entities; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available and lack of clear guidance, it is possible that some of our business activities could, despite our efforts to comply, be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements will comply with applicable healthcare and other applicable laws may involve substantial costs. In the future, it is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or then-existing statutes, regulations, or case law interpreting applicable fraud and abuse or other healthcare or applicable laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.
We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, labeling, handling, use, storage, transport, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties. If the handling, use, labeling, storage, or transport of hazardous or biohazardous materials by us or our contract manufacturers or suppliers fail to comply with applicable requirements, we could incur significant costs, be subject to civil or criminal fines and penalties, experience disruption and delays in our operations, and face destruction of any non-compliant materials, which could include clinical and biological samples.
Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical studies or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in funding or disruptions at FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of FDA to review and clear or approve new products or changes to existing products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, FDA’s ability to hire and retain key personnel and accept the payment of user fees, federal government shutdowns, and other events that may otherwise affect FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at FDA and other agencies may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as FDA, have had to furlough critical FDA employees and stop critical activities.
Separately, in response to the COVID-19 pandemic, on March 10, 2020, FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent or delay FDA or other regulatory authorities from conducting, at all or in a timely manner, their regular inspections, reviews, or other regulatory activities (including pre-submission engagements), it could significantly impact the ability of FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
Our business activities are subject to the FCPA and similar anti-bribery and anti-corruption laws.
Our business activities are subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations, or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who administer diagnostic tests are employed by their government, and the purchasers of diagnostics tests are government entities; therefore, our dealings with these providers and purchasers are subject to regulation under the FCPA. The SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facility, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

Risks Related to Intellectual Property
If we are unable to obtain and maintain intellectual property protection for our technology, or if the scope of the intellectual property protection we obtain is not sufficiently broad, our competitors could develop and commercialize technology and tests similar or identical to ours, and our ability to successfully commercialize our products may be impaired.
Our ability to compete successfully will depend in part on our ability to obtain and enforce patent protection for our products, preserve our trade secrets and operate without infringing the proprietary rights of third parties. Filing, prosecuting, and defending patents on our products and other technologies in all countries throughout the world would be prohibitively expensive and time-consuming, and the laws of some foreign countries may not protect our rights to the same extent as the laws of the United States. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner, or in all jurisdictions, or at all, or may choose not to do any of the foregoing. Furthermore, in some cases, we have only filed provisional patent applications on certain aspects of our products and technologies and each of these provisional patent applications, or any future provisional patent application on certain aspects of our products and technologies, is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. In cases where we have not obtained, or decided not to obtain, patent protection for certain of our inventions, we may not be able to prevent third parties from practicing our inventions or from selling or importing tests made using our inventions in and into the United States or other jurisdictions.
Moreover, while we have applied for patents that protect aspects of our technology in the United States and several other countries, we cannot assure you that our intellectual property position, including our owned and exclusively licensed pending and issued patents, will not be challenged or that all patents for which we have applied will be issued on a timely basis or at all, or that such patents will protect our technology, in whole or in part, or be issued in a form that will provide us with meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. Although patents are presumed valid and enforceable upon issuance, a patent may be challenged as to its inventorship, scope, validity, or enforceability, and certain of our owned or exclusively in-licensed patents have been, and others in the future may be, challenged in the courts or patent offices in the United States and abroad. For example, three of our European patents were subject to oppositions in Europe, as described below. As a result of such challenges, our pending or future patent applications may not result in issued patents, or the scope of existing or future patents may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours, or our issued patents may be held invalid or unenforceable. It is also possible that we may fail to identify patentable technologies in a timely fashion, which could impair our ability to obtain patent protection on such technology at all. Our competitors may be able to circumvent our owned or exclusively in-licensed patents by developing similar or alternative technologies or tests in a non-infringing manner. Competitors could also set up laboratories outside the countries in which we have filed patent applications in order to compete without infringing upon our intellectual property, even if they process samples from countries in which we do have patent protection. In addition, to the extent we have granted, or may grant in the future, licenses or sublicenses of our intellectual property rights to third parties, we cannot provide any assurance that such intellectual property rights will not be used by those third parties in a manner that could compete with our business or otherwise negatively impact any competitive advantage provided by such intellectual property rights.
Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are uncertain. Given the amount of time required for the development, testing, and regulatory review of new tests, patents protecting such tests might expire before or shortly after such products are commercialized. As a result, our owned or exclusively in-licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If a third party obtains an issued patent on inventions we use in our products, that party could prevent us from using those inventions, and we may not be able to design around the third party’s patents or obtain a license on commercially reasonable terms, if at all. Third-party patents or other intellectual property may exist that our current technology, manufacturing methods, products, or future methods or tests infringe or will infringe, which could result in litigation, the imposition of injunctions preventing our use of the foregoing, or require us to obtain licenses or pay royalties and/or other forms of compensation to third parties, which could be significant and could harm our results of operations.
Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the U.S. Patent and Trademark Office (USPTO) and various government patent agencies outside of the United States over the lifetime of our owned or in-licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies and to take the necessary actions to comply with other requirements to maintain such in-licensed patents during their term. In some cases, non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical tests or technology, which could have a material adverse effect on our competitive position.
If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.
We have agreements with Illumina and license agreements with The Chinese University of Hong Kong, among others, that provide rights to certain technologies related to assays used in our products. We may need to obtain additional licenses from others to advance our research or allow commercialization of our products or technology without infringing the intellectual property of third parties. It is possible that we may be unable to obtain such additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology or to develop or license replacement technology, any of which may not be feasible on a technical or commercial basis. If we are unable to obtain or maintain applicable licenses, we may be unable to commercialize certain of our products or continue to utilize our technology, which could harm our business, financial condition, results of operations, and prospects.
In addition, our in-licenses impose various development, diligence, commercialization, and other obligations on us, and we expect that our future license or development agreements will contain similar types of obligations. Certain of our license agreements also require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, including, for example, analyzing a minimum number of samples using the applicable product within a certain number of years, in order to maintain the licenses. Despite our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements or our sublicensees may fail to fulfill their obligations to us or materially breach our related sublicense agreements, and our licensors might therefore terminate the license agreements or otherwise modify our rights under those agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements or resulting in litigation. If these in-licenses are terminated, or if the underlying patents fail to provide the anticipated market exclusivity, competitors or other third parties may have the freedom to seek regulatory approval of, and to market, tests highly similar to ours or we may be required to cease commercialization of our products or use of our technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.
In addition, the agreements under which we currently license or otherwise obtain rights to intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations, which may lead to disputes between us and our licensor, including:
•the scope of rights granted under the license agreement;
•the extent to which our product and technology infringe on intellectual property of the licensor that is not subject to the license agreement;

•the right to sublicense patent and other rights under our collaborative development relationships;
•our diligence and other obligations under the license agreement; and
•the ownership of inventions and know-how resulting from the joint invention of intellectual property by us and our licensors and our partners.
The resolution of any contract disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. If we are required to engage in litigation to enforce or defend our rights under our license or development agreements, even if we are successful, such litigation could require significant financial resources, divert the attention of management and harm our business. Moreover, if disputes over intellectual property that we have licensed or otherwise obtained rights to prevent or impair our ability to maintain our current arrangements on commercially acceptable terms, or at all, we may be unable to successfully commercialize the affected product or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Our use of open-source software could subject our proprietary technology to unwanted open-source license conditions that could negatively impact our business.
A portion of our technology capabilities incorporates open-source software, and we may incorporate open- source software into other offerings or products in the future. If an author or other third party that distributed such open-source software to us were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. Further, the outcome of such litigation may be particularly uncertain in some cases, because there is little legal precedent governing the interpretation of certain terms of common open source licenses. In addition, if we combine our proprietary software with open-source software in a certain manner and make it available to others, under some open-source licenses, we could be required to license or make available the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and harm our business.
Developments in patent law could have a negative impact on our business.
From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress, the USPTO, or applicable authorities in other jurisdictions may change the standards of patentability and any such changes could have a negative impact on our business.
Several decisions from the U.S. Supreme Court regarding patentable subject matter are of particular relevance to patents in the medical diagnostics and computer-implemented applications space. The 2012 decision in Mayo Collaborative v. Prometheus Laboratories (Prometheus) concerns patent claims directed to optimizing the amount of drug administered to a specific patient based on certain diagnostic measurements. The Supreme Court held that the applicable patent’s claims were directed to a law of nature (i.e., a natural correlation between drug levels and efficacy or toxicity) and failed to incorporate a sufficiently inventive concept above and beyond routine and conventional method steps to allow the claimed methods of treatment to qualify as patent eligible. The 2013 decision in Association for Molecular Pathology v. Myriad Genetics (Myriad) concerns the patentability of isolated DNA sequences that were related to methods of diagnosing genetic predisposition to cancer. The Supreme Court held that isolated fragments of naturally occurring genetic material are not patent eligible, but non-naturally occurring fragments can be patented. The 2014 decision in Alice Corporation Pty. Ltd. v. CLS Bank International (Alice) concerns a computer-implemented, electronic escrow service for facilitating financial transactions. The Supreme Court held that an abstract idea could not be patented just because it is implemented on a computer, thus providing guidance on the patentability of computer-implemented applications such as our products. Our efforts to seek patent protection for our technologies and products may be negatively impacted by the Prometheus, Myriad, and Alice decisions, rulings in other cases, or guidance or procedures issued by the USPTO or authorities in other jurisdictions.

We cannot fully predict the impact of the Prometheus, Myriad, and Alice decisions or other decisions that have been made or in the future may be made by other authorities on our ability, or the ability generally of genomic testing, biopharmaceutical, or other companies, to obtain or enforce patents relating to DNA, genes, genomic-related discoveries, or computer-implemented tests, including such tests that use machine learning or rely on software pipelines, in the future, as the contours of whether claims are patent eligible, or recite laws of nature, natural phenomena, natural products, or abstract ideas are not clear and may take years to develop via interpretation at the USPTO and in the courts. There are many previously issued patents claiming nucleic acids and diagnostic methods based on natural correlations that issued before these recent Supreme Court decisions and, although many of these patents may be invalid under the standards set forth in these decisions, these patents are presumed valid and enforceable until they are successfully challenged. Thus, third parties holding these patents could allege that we infringe, or request that we obtain a license under, these patents, even if these patents are not likely enforceable under current U.S. laws. Whether based on patents issued prior to or after these Supreme Court decisions, we could be forced to defend against claims of patent infringement or obtain license rights, if available on commercially reasonable terms or at all, under these patents. In jurisdictions other than the United States, gene-related patent claims may remain valid and may be enforced against us.
Further, the U.S. Congress has periodically sought to pass bills concerning subject matter eligible for patent protection. We cannot fully predict the impact that such new laws may have on our ability to obtain patent protection on our products and technologies, and our ability to operate in view of the patents controlled by third parties.
These and other substantive changes to U.S. and foreign patent law could affect our susceptibility to patent infringement claims and our ability to obtain patents and, if obtained, to enforce or defend them, any of which could have a material adverse effect on our business.
Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.
Patents have a limited lifespan in all jurisdictions around the world. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product are obtained, once the patent life has expired for a product, we may be open to competition. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours for a meaningful amount of time, or at all. Such an inability to exclude competitors from commercializing similar or identical products could have a material adverse impact on our reputation, business, financial condition, results of operations and business prospects.
Issued patents covering our products and other technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States and abroad.
Third parties may challenge the validity or enforceability of our owned or in-licensed patents in court or before administrative bodies in the United States or abroad. If we or one of our licensors initiated legal proceedings against a third party to enforce a patent, the defendant could counterclaim that our asserted patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of subject matter eligibility, lack of written description, and non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a material misleading statement, during prosecution. Third parties have raised, and in the future may raise, claims challenging the validity or enforceability of our owned or in-licensed patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover Galleri, DAC or other technologies or products.

For example, we recently faced three patent oppositions in Europe with respect to European patent numbers EP 2 823 062 B1 and EP 2 898 100 B1, in-licensed from The Chinese University of Hong Kong, and European patent number EP 2 814 959 B1, in-licensed from the Fred Hutchinson Cancer Research Center. These opposition proceedings concluded with granted European patent numbers EP 2 823 062 B1 and EP 2 898 100 B1 being maintained based on claim amendments entered during the opposition proceedings and with EP 2 814 959 B1 being revoked. This revocation applies only in Europe, does not affect our patents outside of Europe and represents technology that is not currently being used in Galleri or DAC. We and the Fred Hutchinson Cancer Research Center have appealed the opposition division’s decision revoking EP 2 814 959 B1, but the outcomes of legal assertions of invalidity and unenforceability are unpredictable. For example, we cannot be certain that there is no invalidating prior publications or inventions, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products or other technologies. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations, and prospects.
We may be subject to claims by third parties asserting that our employees or we have infringed or misappropriated intellectual property rights, or to assertions by third parties or employees claiming ownership of what we regard as our own intellectual property.
Our former, current, and future employees may have been previously employed at universities or other biotechnology, diagnostic technology, or pharmaceutical companies, including our competitors or potential competitors and strategic partners. We train our employees not to bring or use proprietary information or technology from former employers to us or use it in their work. Although we try through such training and other measures to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we have been in the past, and in the future may be, subject to claims that an employee or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of such employee’s former employer. Litigation, which would be expensive, time-consuming, a distraction to management, and uncertain of outcome, may be necessary to defend against these claims.
In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or enforcing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may be breached, and we may be forced to bring claims against third parties or current or former employees, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.
If we fail to prevail on any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, or be required to obtain a license, which may not be available to us on commercially reasonable terms or at all. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management, which could harm our business.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patents for our products and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, data, and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.
We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, directors, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, suppliers, service providers, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants, and remind departing employees when they leave their employment of their continuing confidentiality obligations. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. Some courts outside the United States are less willing or unwilling to protect trade secrets. For example, in China, claims regarding infringement or misappropriation of trade secrets are difficult to prove, and consequently plaintiffs are rarely successful in bringing these claims. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be misappropriated by, disclosed to, or independently developed by a competitor or other third party, our competitive position could be materially and adversely harmed.
We have and may enter into collaboration, license, contract research and/or manufacturing relationships with contract organizations that operate in certain countries that are at heightened risk of theft of technology, data, and intellectual property through direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors. Accordingly, our efforts to protect and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, and we may be at heightened risk of losing our proprietary intellectual property rights around the world, including outside of such countries, to the extent such theft or intrusion destroys the proprietary nature of our intellectual property.
Our success depends on our ability to develop and commercialize our technology without infringing, misappropriating, or otherwise violating the intellectual property of third parties. Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, and if they prevail, could block sales of our products and force us to make large damages and/or royalty payments, which could have a material adverse effect on the success of our business.
Our commercial success in part depends upon our ability, and the ability of our collaborators, to market, sell, and distribute our products and use our proprietary technologies without infringing, misappropriating, or otherwise violating the proprietary rights of third parties. There is considerable intellectual property litigation in the medical technology, biotechnology, diagnostic, and pharmaceutical industries. In addition, there is ongoing intellectual property litigation in the circulating nucleic acid analysis and cancer nucleic acid space, the outcome of which could also impact future litigation involving our intellectual property or our ability to commercialize our products. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products, including interference proceedings before the USPTO and similar bodies in other jurisdictions. Third parties may assert infringement claims against us based on existing patents or patents that may be issued in the future.
If we are found to infringe, misappropriate, or otherwise violate a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing, marketing, selling, and distributing our products, or to cease using the infringing technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages if we are found to have willfully infringed a patent and attorneys’ fees if the court finds the case to be exceptional. A finding of infringement, misappropriation, or other violation could prevent us from commercializing our products or force us to cease some of our operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the market place.
Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common stock to decline.
During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.
We may become involved in lawsuits to protect or enforce or defend our patents, which could be expensive, time-consuming and unsuccessful.
Our patents and any patents which we in-license may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited or will expire prior to the commercialization of our products, other companies may be better able to develop products that compete with ours, which could adversely affect our competitive position, business prospects, results of operations, and financial condition.
The following are examples of litigation and other adversarial proceedings or disputes that we could become a party to involving our patents or patents licensed to us:
•we or our collaborators may initiate litigation or other proceedings against third parties to enforce our patent rights;
•third parties may initiate litigation or other proceedings seeking to invalidate patents owned by us or that are licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents or patents licensed to us or that such patents are invalid or unenforceable;
•third parties have initiated, and in the future may initiate, oppositions, inter partes review, post grant review, or reexamination proceedings challenging the validity or scope of our patent rights, requiring us or our collaborators and/or licensors to participate in such proceedings to defend the validity and scope of our patents;
•there may be a challenge or dispute regarding inventorship or ownership of patents currently identified as being owned by or licensed to us;
•at our initiation or at the initiation of a third party, the USPTO may initiate an interference between patents or patent applications owned by or licensed to us and those of our competitors, requiring us or our collaborators and/or licensors to participate in an interference proceeding to determine the priority of invention, which could jeopardize our patent rights; or
•third parties may seek approval to market products similar to our future approved products prior to expiration of relevant patents owned by or licensed to us, requiring us to defend our patents, including by filing lawsuits alleging patent infringement.
These lawsuits and proceedings would be costly and could affect our results of operations and divert the attention of our managerial, legal, and scientific personnel. There is a risk that a court or administrative body would decide that our owned or exclusively in-licensed patents are invalid or not infringed by a third party’s activities, or that the scope of certain issued claims must be limited. An adverse outcome in a litigation or proceeding involving our owned or exclusively in-licensed patents could limit our ability to assert our patents against competitors, affect our ability to receive royalties or other licensing consideration from our licensees or sublicensees, and may curtail or preclude our ability to exclude third parties from making, using and selling similar or competitive products. We may become more susceptible to these types of lawsuits and proceedings given the proliferation of organizations pursuing intellectual property protections in the cfNA space. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our application to register the “Galleri” mark and logo (for our multi-cancer test) and some of our applications to register the “GRAIL” mark and the logos associated with GRAIL in the United States are pending and we cannot assure you that our pending trademark applications will be approved. In addition, our registered or unregistered trademarks or trade names may be challenged, infringed or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we view as valuable to building name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties have adopted or may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion and/or litigation. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce, protect, or defend our proprietary rights related to trademarks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.
Risks Related to This Offering and Ownership of Our Common Stock
We do not know whether a market will develop for our common stock or what the market price of our common stock will be. As a result, it may be difficult for you to sell your shares of our common stock.
There is currently no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations, clinical study results, regulatory approval process, and progression of our product pipeline may not meet the expectations of securities research analysts and investors. As a result of these and other factors, the price of our common stock may fall.
The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.
The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may differ from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:
•the timing of launch of our products, including Galleri and DAC, and the degree to which the launch and commercialization thereof meets the expectations for securities analysts and investors;
•the timing and results of clinical studies for our products;
•commencement or termination of collaborations for our product development and research programs;
•failure or discontinuation of any of our product development and research programs;
•the success of existing or new competitive tests, services, or technologies;
•results of clinical studies, or regulatory approvals of diagnostic tests of our competitors, or announcements about new research programs or diagnostic tests of our competitors;

•regulatory or legal developments in the United States and other countries;
•developments or disputes concerning patent applications, issued patents, or other proprietary rights;
•the impact of COVID-19 on our business and on global economic conditions;
•the recruitment or departure of key personnel;
•the level of expenses related to any of our research programs or clinical development programs;
•actual or anticipated changes in our estimates as to our financial results or development timelines;
•whether our financial results, forecasts, and development timelines meet the expectations of securities analysts or investors;
•announcement or expectation of additional financing efforts;
•sales of our common stock by us, our insiders, or other stockholders;
•expiration of market standoff or lock-up agreements;
•variations in our financial results or those of companies that are perceived to be similar to us;
•changes in estimates or recommendations by securities analysts, if any, that cover our stock;
•changes in the structure of healthcare payment systems, including changes that would affect coverage and reimbursement by third-party payors;
•market conditions in the healthcare sector;
•general economic, industry, and market conditions; and
•the other factors described in this “Risk Factors” section.
In recent years, stock markets in general, and the market for healthcare companies in particular (including companies in the biotechnology, diagnostics, and related sectors), have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.
If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.
The trading market for our common stock will rely in part on the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or securities analysts. If no or few analysts commence coverage of us, the trading price of our stock could decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.
Sales of a substantial number of shares of our common stock by our existing stockholders following this offering could cause the price of our common stock to decline.
Sales of a substantial number of shares of our common stock in the public market could occur at any time following the expiration of the market standoff and lock-up agreements or the early release of these agreements or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, and could reduce the market price of our common stock. After this offering, we will have a single class of common stock, of which          shares of common stock will be outstanding. Of these shares, the          shares we are selling in this offering may be resold in the public market immediately, unless purchased by our affiliates. Substantially all of the remaining shares of our common stock that will be outstanding after this offering are currently prohibited or otherwise restricted under securities laws, market standoff agreements entered into by our stockholders with us, or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions and excluding shares of restricted stock that will remain unvested, these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. The representatives may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market standoff and lock-up agreements, and Rule 144 and Rule 701 under the Securities Act of 1933, as amended (the Securities Act). See the section titled “Shares Eligible for Future Sale” for additional information.
Moreover, after this offering, holders of an aggregate of          shares of our common stock will have rights, subject to conditions, to require us to file registration statements with the SEC covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting” in this prospectus. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.
You will incur immediate and substantial dilution as a result of this offering.
If you purchase common stock in this offering, you will incur immediate and substantial dilution of $         per share, representing the difference between the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our pro forma net tangible book value per share after giving effect to this offering and reclassification of all of our outstanding Class A common stock, Class B common stock, and redeemable convertible preferred stock into a single class of common stock prior to the closing of the offering. As of June 30, 2020, there were 98,033,707 shares of common stock issuable upon exercise of outstanding stock options with a weighted-average exercise price of $1.62 per share and 30,343,670 shares of common stock issuable upon the vesting and settlement of outstanding RSUs. To the extent that these outstanding options or RSUs, or any other rights, are exercised, or we issue additional equity or convertible securities in the future, or the underwriters exercise their option to purchase additional shares, you will incur further dilution. See the section titled “Dilution” for a further description of the dilution you will experience immediately after this offering.
Raising additional capital may cause dilution to our existing stockholders, restrict our operations, or require us to relinquish rights to our technologies or our products.
We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships, and alliances and licensing arrangements. We, and indirectly, our stockholders, will bear the cost of issuing and servicing securities issued in any such transactions. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell, or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships, alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or our products, or grant licenses on terms unfavorable to us. Certain of the foregoing transactions may require us to obtain stockholder approval, which we may not be able to obtain.
Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.
After this offering, our directors, executive officers, holders of more than 5% of our outstanding stock, and their respective affiliates will beneficially own shares representing approximately          % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). For so long as we remain an emerging growth company, we are permitted by SEC rules and plan to rely on exemptions from certain disclosure requirements that are applicable to other SEC-registered public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (SOX Section 404), not being required to comply with the auditor requirements to communicate critical audit matters in the auditor’s report on the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.
We will incur increased costs as a result of operating as a public company. Our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. SOX Section 404, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Listing Rules, and other applicable U.S. rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section titled “Use of Proceeds” in this prospectus. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.
You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, any future credit facility or debt securities may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.
Delaware law and provisions in our amended and restated certificate of incorporation and bylaws that will be in effect prior to the closing of this offering might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.
Provisions in our amended and restated certificate of incorporation and bylaws that will be in effect prior to the closing of this offering may discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our organizational documents will:
•establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms;

•provide that our directors may be removed only for cause;
•provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•eliminate cumulative voting in the election of directors;
•authorize our board of directors to issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
•permit stockholders to take actions only at a duly called annual or special meeting and not by unanimous written consent;
•prohibit stockholders from calling a special meeting of stockholders;
•require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
•authorize our board of directors, by a majority vote, to amend certain provisions of the bylaws; and
•require the affirmative vote of at least          % or more of the outstanding shares of common stock to amend many of the provisions described above.
In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL) prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, which is generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees, or stockholders to us or our stockholders;
•any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation and bylaws; and
•any action asserting a claim governed by the internal affairs doctrine.
However, this provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or with our directors, officers, other employees or agents, or our other stockholders, which may discourage such lawsuits against us and such other persons. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations and financial condition.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because healthcare companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of our management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” In some cases, you can identify these statements by forward-looking words such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” “would,” or “will,” the negative of these terms, and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include expectations and projections of our future financial performance, future tests or products, technology, clinical studies, regulatory compliance, potential market opportunity, anticipated growth strategies, and anticipated trends in our business.
These statements are only predictions based on our current expectations and projections about future events and trends. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially and adversely from those expressed or implied by the forward-looking statements, including those factors discussed under “Risk Factors.” You should specifically consider the numerous risks described under “Risk Factors.” Moreover, we operate in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results, level of activity, performance, or achievements to differ materially and adversely from those contained in any forward-looking statements we may make.
Although we believe the expectations and projections expressed or implied by the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Except to the extent required by law, we undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations or to reflect new information or the occurrence of unanticipated events. Given these risks, uncertainties, and assumptions, you are cautioned not to place undue reliance on such forward-looking statements as predictions of future performance or otherwise.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources on assumptions that we have made that are based on such information and other, similar sources and on our knowledge of, and expectations about, the markets for our products. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $       million, or approximately $         million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the initial public offering price per share would increase or decrease our net proceeds, after deducting estimated underwriting discounts and commissions, by $         million (assuming no exercise of the underwriters’ over-allotment option). Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease our net proceeds by $         million, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to fund our research and product development, create a public market for our common stock, facilitate our future access to the public equity markets, increase awareness of our company among potential partners, and improve our competitive position. We intend to use the net proceeds of this offering for development and commercialization of Galleri and DAC, development of additional products, scaling of our technology and laboratory operations, and general corporate purposes.
We currently expect to use the net proceeds from this offering, together with our existing cash, cash equivalents, and marketable securities, as follows:
•approximately $         million to fund our clinical studies through the initial commercialization of Galleri and DAC as LDTs, and to fund ongoing and new clinical studies to validate and demonstrate the utility of our products, and support our reimbursement efforts;
•approximately $         million for current and future product development, including expansion of our laboratory operations to support future growth;
•approximately $          million for preparation for commercial launch and expansion of commercial operations, including the growth of our sales force within the United States; and
•any proceeds not applied to the foregoing for working capital and general corporate purposes.
We may also use a portion of the net proceeds for the acquisition of, or investment in, complementary businesses (including through joint ventures), products, services, technologies, assets, or intellectual property. We periodically evaluate strategic opportunities; however, we have no current commitments to enter into any such acquisitions or make any such investments.
Our expected use of net proceeds from this offering represents our current intentions based upon present plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of any expenditures will vary depending on numerous factors, including the progress of our ongoing and planned clinical studies, the amount of cash used by our operations, competitive and scientific developments, the rate of growth, if any, of our business, and other factors described in the section titled “Risk Factors.” Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds.
Due to the many inherent uncertainties in the development of our product offerings, the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development, the timing of patient enrollment and evolving regulatory requirements, our ongoing clinical studies and our clinical studies we may commence in the future, the timing of regulatory submissions, any strategic alliances that we may enter into with third parties for our product offerings or strategic opportunities that become available to us, and any unforeseen cash needs.

Pending the uses described above, we intend to invest the net proceeds from this offering in interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business. Any future determination to pay dividends on our common stock will be made at the discretion of our board of directors and will depend upon, among other factors, our financial condition, results from operations, current and anticipated cash needs, plans for expansion, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, and marketable securities, and capitalization as of June 30, 2020:
•on an actual basis;
•on a pro forma basis to reflect the following prior to or upon the closing of this offering: (i) the filing and effectiveness of our amended and restated certificate of incorporation; (ii) the conversion of all of our outstanding redeemable convertible preferred stock into common stock; (iii) the conversion of all outstanding Class B common stock into Class A common stock at a ratio of 0.44 shares of Class A common stock to 0.42 shares of Class B common stock; and (iv) the reclassification of our Class A and Class B common stock into a single class of common stock; and
•on a pro forma as adjusted basis to reflect: (i) the pro forma adjustments set forth above; and (ii) the issuance and sale of          shares of common stock by us in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents, and marketable securities	$685,571	$685,571
Redeemable convertible preferred stock, $0.001 par value per share, 534,145,027 shares authorized; 534,145,027 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	$1,994,921	$—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Class A common stock, $0.001 par value per share, 868,203,200 shares authorized; 110,862,469 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	112	—
Class B common stock, $0.001 par value per share, 30,000,000 shares authorized; 24,989,397 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	34	—
Common stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; 671,186,864 shares issued and outstanding, pro forma; shares issued and outstanding pro forma as adjusted	—	681
Additional paid-in capital	116,960	2,111,346
Accumulated other comprehensive income	4,419	4,419
Accumulated deficit	(1,442,047)	(1,442,047)
Total stockholders’ (deficit) equity	(1,320,522)	674,399
Total capitalization	$674,399	$674,399
__________________
(1)Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ deficit, and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our cash, cash equivalents, and marketable securities, additional paid in-capital, total stockholders’ equity, and total capitalization by $       million, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ over-allotment option to purchase additional shares of our common stock were exercised in full, pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, total capitalization, and shares of common stock outstanding as of June 30, 2020 would be $      million, $      million, $      million, $      million, and       shares, respectively.

The number of shares of our common stock to be outstanding after this offering is based on 671,186,864 shares of common stock outstanding as of June 30, 2020 and excludes:
• 98,033,707 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2020, at a weighted-average exercise price of $1.62 per share;
• 30,343,670 shares of common stock issuable upon the vesting and settlement of RSUs outstanding as of June 30, 2020;
•9,233,000 shares of common stock issuable upon exercise of stock options granted after June 30, 2020, at a weighted-average exercise price of $2.09 per share;
•                   shares of our common stock to be reserved and available for future issuance under our current 2016 Plan and equity incentive plans that we expect to implement in connection with the Offering, as more fully described in the section titled “Executive Compensation—Executive Compensation Arrangements—Equity Incentive Plans,” including:
• 14,975,649 shares of our common stock reserved for future issuance under our 2016 Plan, as of June 30, 2020;
•any shares of our common stock issuable in connection with the vesting or exercise (as applicable) of outstanding awards under our 2016 Plan;
•                  shares of our common stock that we expect to reserve for future issuance under our 2020 Plan, which we expect will become effective in connection with this offering;
•any shares authorized as automatic annual increases in the number of shares of our common stock reserved for future grants pursuant to our 2020 Plan;
•                  shares of our common stock that we expect to reserve for future issuance under our 2020 ESPP, which we expect will become effective in connection with this offering; and
•any shares authorized as automatic annual increases in the number of shares of our common stock reserved for future grants pursuant to our 2020 ESPP.

DILUTION
If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
As of June 30, 2020, our historical net tangible book value (deficit) was ($1,321) million, or ($9.72) per share of our common stock, based on 135,851,866 shares of common stock issued and outstanding as of such date. Our historical net tangible book value per share represents tangible assets, less liabilities and redeemable convertible preferred stock, divided by the aggregate number of shares of common stock outstanding as of June 30, 2020.
Our pro forma net tangible book value as of June 30, 2020 was $674.4 million or $1.00 per share of common stock. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding, after giving effect to (i) the conversion of all of our outstanding redeemable convertible preferred stock into common stock; (ii) the conversion of all outstanding Class B common stock into Class A common stock at a ratio of 0.44 shares of Class A common stock to 0.42 shares of Class B common stock; and (iii) the reclassification of our Class A and Class B common stock into a single class of common stock.
After giving further effect to the sale by us of                     shares of common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been $          million or $          per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $          per share and an immediate dilution in pro forma net tangible book value to new investors of $          per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2020	$(9.72)
Increase in historical net tangible book value (deficit) per share as of June 30, 2020 attributable to the pro forma adjustments described above	10.72
Pro forma net tangible book value per share as of June 30, 2020	1.00
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after offering
Dilution per share to new investors		$
Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $          per share and the dilution in pro forma per share to investors participating in this offering by $          per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $          per share and the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $          per share, assuming the initial public offering price of $          per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share of our common stock after this offering would be $          per share, and the dilution in pro forma net tangible book value per share to investors participating in this offering would be $          per share of common stock.

The following table sets forth, on a pro forma basis, as of June 30, 2020, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except share and per share data)
Existing stockholders
New investors
Total		100%	$	100%
Each $1.00 increase or decrease in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors, total consideration paid by all stockholders, and the average price per share paid by all stockholders by approximately $         million, $         million, and $          , respectively, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the total consideration paid by new investors, total consideration paid by all stockholders, and the average price per share paid by all stockholders by approximately $         million, $          million, and $            , respectively, assuming the initial public offering price of $        per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The foregoing tables assume no exercise of the underwriters’ over-allotment option or of outstanding stock options after June 30, 2020. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by our existing stockholders will represent approximately     % of the total number of shares of our common stock outstanding after this offering and the number of shares held by new investors will represent approximately     % of the total number of shares of our common stock outstanding after this offering.
In addition, to the extent any outstanding stock options or other rights are exercised, or we issue additional equity or convertible securities in the future, investors participating in this offering will experience further dilution.
The number of shares of our common stock to be outstanding after this offering is based on 671,186,864 shares of common stock outstanding as of June 30, 2020 and excludes:
• 98,033,707 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2020, at a weighted-average exercise price of $1.62 per share;
• 30,343,670 shares of common stock issuable upon the vesting and settlement of RSUs outstanding as of June 30, 2020;
• 9,233,000 shares of common stock issuable upon exercise of stock options granted after June 30, 2020, at a weighted-average exercise price of $2.09 per share;
•         shares of our common stock to be reserved and available for future issuance under our current 2016 Plan and equity incentive plans that we expect to implement in connection with the Offering, as more fully described in the section titled “Executive Compensation—Executive Compensation Arrangements—Equity Incentive Plans,” including:
• 14,975,649 shares of our common stock reserved for future issuance under our 2016 Plan as of June 30, 2020;
•any shares of our common stock issuable in connection with the vesting or exercise (as applicable) of outstanding awards under our 2016 Plan;

•               shares of our common stock that we expect to reserve for future issuance under our 2020 Plan, which we expect will become effective in connection with this offering;
•any shares authorized as automatic annual increases in the number of shares of our common stock reserved for future grants pursuant to our 2020 Plan;
•               shares of our common stock that we expect to reserve for future issuance under our 2020 ESPP, which we expect will become effective in connection with this offering; and
•any shares authorized as automatic annual increases in the number of shares of our common stock reserved for future grants pursuant to our 2020 ESPP.

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables summarize our selected consolidated financial data for the periods and as of the dates indicated. We have derived our selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the consolidated balance sheet data as of June 30, 2020 from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following consolidated financial data together with our audited consolidated financial statements and our unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Operating expenses:
Research and development(1)	$190,205	$158,886	$83,230	$83,009
Research and development—related parties(1)	32,955	8,202	4,493	4,190
Marketing(1)	6,107	7,679	4,080	4,690
General and administrative(1)	58,229	80,896	31,612	47,304
Total operating expenses	287,496	255,663	123,415	139,193
Loss from operations	287,496	255,663	123,415	139,193
Interest income, net	(12,550)	(12,430)	(6,995)	(4,128)
Other expense, net	287	1,817	714	1,335
Loss before provision for (benefit from) income taxes	275,233	245,050	117,134	136,400
Provision for (Benefit from) income taxes	485	(195)	66	16
Net loss	$275,718	$244,855	$117,200	$136,416
Net loss attributable to Class A and Class B common stockholders
Basic and diluted	$275,718	$244,855	$117,200	$136,416
Net loss per share attributable to Class A and Class B common stockholders(2)
Basic and diluted	$(2.42)	$(1.99)	$(0.97)	$(1.03)
Weighted-average shares of Class A and Class B common stock used in computing net loss per share attributable to Class A and Class B common stockholders(2)
Basic and diluted	114,138,912	123,188,351	120,748,150	132,864,532
Pro forma net loss per share attributable to common stockholders (unaudited)(2)
Basic and diluted		$(0.42)		$(0.21)
Weighted-average shares of common stock used in computing pro forma net loss per share (unaudited)(2)
Basic and diluted		587,035,445		643,637,763

___________________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Research and development	$937	$3,913	$1,595	$2,957
Research and development—related parties	778	135	67	30
Marketing	123	202	13	1,230
General and administrative	9,203	24,141	6,004	19,730
Total stock-based compensation expense	$11,041	$28,391	$7,679	$23,947
(2) See Note 13 to our audited consolidated financial statements and Note 12 to our unaudited condensed consolidated financial statements for further details on the calculation of net loss per share attributable to Class A and Class B common stockholders, basic and diluted, and the weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted, and pro forma information.

	As of December 31,		As of June 30,
	2018	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$641,350	$558,277	$685,571
Working capital(1)	575,074	512,583	633,653
Total assets	686,845	635,519	756,427
Total liabilities	86,473	84,992	82,028
Redeemable convertible preferred stock	1,603,224	1,763,060	1,994,921
Accumulated deficit	(1,060,776)	(1,305,631)	(1,442,047)
Total stockholders’ deficit	(1,002,852)	(1,212,533)	(1,320,522)
___________________
(1)We define working capital as current assets less current liabilities. See our audited consolidated financial statements and unaudited condensed consolidated financial statements for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our “Selected Consolidated Financial Data,” audited consolidated financial statements, and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements below. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.
Overview
We are a healthcare company focused on saving lives and improving health by pioneering new technologies for early cancer detection. We have built a multi-disciplinary organization of scientists, engineers, and physicians and we are using the power of NGS, population-scale clinical studies, and state-of-the-art computer science and data science to overcome one of medicine’s greatest challenges. Using our platform technology, we have developed a multi-cancer early detection blood test that has demonstrated in clinical studies the ability to detect more than 50 types of cancer, across all stages, and localize the cancer signal with a high degree of accuracy, from a single blood draw. We believe that our multi-cancer early detection test can lead to a dramatic increase in early cancer diagnosis. Based on our own calculations using 2006 to 2015 SEER data and our own performance data, we believe that using our multi-cancer early detection test in conjunction with the five existing recommended screenings in the United States could avert many deaths by earlier detection of up to 75% of cancers with less than a 50% five-year survival rate.
Our multi-cancer early detection test, Galleri, is designed as a screening test for asymptomatic individuals over 50 years of age. We plan to commercially launch Galleri in 2021 as an LDT. In addition to Galleri, we are utilizing our proprietary technology platform and population-scale studies from which Galleri was developed to introduce additional products that address significant unmet medical needs, including DAC. DAC is designed to accelerate diagnostic resolution for patients for whom there is a clinical suspicion of cancer. We plan to commercially launch DAC after Galleri in the second half of 2021 as an LDT. We are also developing an MRD test, designed to enable blood-based detection with or without tissue, and without the need for a personalized assay, as well as other post-diagnostic applications.
Our company was formed within Illumina in 2015. In 2016, we received investments from third parties and began operating as a stand-alone company. Through June 30, 2020, we have raised over $1.9 billion through a combination of leading venture capital and strategic partners. In June 2017, we acquired Hong Kong-based Cirina Limited, founded on the basis of the work of Dr. Dennis Lo, a pioneer in clinical applications of cfNA sequencing, which provided us with a number of patents and exclusive licenses to patents related to the use of cfNA for early detection of cancer.
To date, we have funded our operations primarily from the issuance and sale of our redeemable convertible preferred stock and have not generated any revenues. We do not yet have a commercial product for sale. Since our inception, we have incurred net losses each year. Our net losses were $275.7 million and $244.9 million for the years ended December 31, 2018 and 2019, respectively, and $117.2 million and $136.4 million for the six months ended June 30, 2019 and 2020, respectively. As of June 30, 2020, we had an accumulated deficit of $1.4 billion. Substantially all of our net losses resulted from our research and development programs and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses over at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities, as we:
•attract, hire, and retain qualified personnel;
•scale our technology infrastructure and laboratory operations to prepare for the commercial launch of Galleri and DAC targeted for 2021;

•continue our research and development activities, including for new products and to enhance existing products; and
•conduct our existing clinical studies and initiate and conduct additional clinical studies to provide the evidence to support our products.
In order to increase our laboratory capabilities to support commercial launch of our products and as we plan to conduct additional research and development activities to support our products, in June 2020, we entered into a lease for approximately 200,000 square feet of laboratory and office space in North Carolina. We expect to commence construction of a laboratory and office space at this location in the third quarter of 2020.
In December 2019, COVID-19 was first reported in Wuhan, China and has since become a global pandemic. The ongoing COVID-19 pandemic has delayed anticipated completion of certain of our clinical studies as we had to suspend enrollment of the studies during the second quarter of 2020. While certain study sites have resumed enrollment, not all of them have, and we may need to suspend enrollment again in the future at sites that have resumed enrollment. The extent to which COVID-19 could impact our future financial condition, liquidity, and results of operations is uncertain.
Components of Results of Operations
Revenue
To date, we have not generated any revenues and do not expect to generate revenues until we commercialize our products, if at all. Our ability to generate revenues will depend heavily on our ability to successfully develop and commercialize our products, which are in development. If we fail to complete the development of our products in a timely manner, our ability to generate future revenues and, as a result, our results of operations and financial position would be materially and adversely affected.
Research and Development and Research and Development—Related Parties
Research and development expenses include costs incurred to develop our technology (prior to establishing technological feasibility), collect clinical samples, and conduct clinical studies to develop and support our products. These costs consist of personnel costs, including salaries, benefits, and stock-based compensation expense associated with our research and development personnel, costs associated with setting up and conducting clinical studies at domestic and international sites, laboratory supplies, consulting costs, depreciation, and allocated overhead including facilities and information technology expenses, which we do not allocate by product. We expense both internal and external research and development costs in the periods in which they are incurred. Research and development—related parties expenses include only those costs incurred with related parties as further discussed in Note 12 to our audited consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Nonrefundable advance payments for goods and services that will be used or rendered in future research and development activities are deferred and recognized as expense in the period in which the related goods are delivered or services are performed. We expect our research and development expenses to continue to increase in the near term as we continue our research and development activities for new products and to enhance existing products and conduct our existing clinical studies and initiate and conduct additional clinical studies to provide the evidence to support our products. Our research and development expenses will decrease as we complete our clinical studies to support our reimbursement efforts, and may fluctuate based on new product development and the evolving regulatory environment.
Marketing
Marketing expenses consist primarily of personnel costs, including salaries, stock-based compensation expense, and benefits, consulting costs, allocated overhead including facilities and information technology expenses, and travel associated with our commercial organization and product marketing personnel. Also included are costs associated with marketing programs that consist of brand and product awareness activities and trade events and conferences. Our marketing expenses may significantly increase in the foreseeable future as we continue to invest in building brand awareness and additional product marketing and sales functions.

General and Administrative
General and administrative expenses consist of personnel expenses, including salaries, stock-based compensation expense, and benefits for executive, finance and accounting, legal, human resources, business development, corporate communications, and management information systems personnel. Also included are professional fees, legal costs, including patent and trademark-related expenses, allocated overhead including facilities and information technology expenses, accounting and audit fees, and other corporate expenses. We expect our general and administrative expenses to continue to increase for the foreseeable future as we become a public company and continue to grow our business. We will incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, director and officer insurance premiums, investor relations activities, and other expenses related to administrative and professional services. We also expect to increase our administrative headcount when operating as a public company.
Interest Income, Net
Interest income, net, consists primarily of interest income earned on our cash, cash equivalents, and marketable securities and amortization of premiums and accretion of discounts on our marketable securities.
Other Expense, Net
Other expense, net primarily consists of foreign currency gains and losses as a result of our intercompany agreements and realized gains or losses on marketable securities.
Provision for (Benefit from) Income Taxes
Provision for income taxes consists of income tax expense in a foreign jurisdiction. As of December 31, 2019, we had federal and state NOL carryforwards of $202.5 million and $279.4 million, respectively, and federal and state research and development credit carryforwards of $22.2 million and $18.2 million, respectively. Certain of these NOL and research and development credit carryforwards will begin to expire, if not utilized, in various years beginning in 2036. We have established full valuation allowances against our NOLs and research and development credits due to the uncertainty surrounding the realization of these assets.
Results of Operations
The following table sets forth our results of operations:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Operating expenses:
Research and development	$190,205	$158,886	$83,230	$83,009
Research and development—related parties	32,955	8,202	4,493	4,190
Marketing	6,107	7,679	4,080	4,690
General and administrative	58,229	80,896	31,612	47,304
Total operating expenses	287,496	255,663	123,415	139,193
Loss from operations	287,496	255,663	123,415	139,193
Interest income, net	(12,550)	(12,430)	(6,995)	(4,128)
Other expense, net	287	1,817	714	1,335
Loss before provision for (benefit from) income taxes	275,233	245,050	117,134	136,400
Provision for (Benefit from) income taxes	485	(195)	66	16
Net loss	$275,718	$244,855	$117,200	$136,416

Comparison of the Six Months Ended June 30, 2019 and 2020
The following table sets forth our results of operations:

	Six Months Ended June 30,		Change
	2019	2020
	(in thousands)
Operating expenses:
Research and development	$83,230	$83,009	$(221)
Research and development—related parties	4,493	4,190	(303)
Marketing	4,080	4,690	610
General and administrative	31,612	47,304	15,692
Total operating expenses	123,415	139,193	15,778
Loss from operations	123,415	139,193	15,778
Interest income, net	(6,995)	(4,128)	2,867
Other expense, net	714	1,335	621
Loss before provision for income taxes	117,134	136,400	19,266
Provision for income taxes	66	16	(50)
Net loss	$117,200	$136,416	$19,216
Research and Development and Research and Development—Related Parties
Research and development and research and development—related parties expenses for the six months ended June 30, 2019 and 2020 were as follows:

	Six Months Ended June 30,		Change
	2019	2020
	(in thousands)
Clinical studies and research collaboration expenses	$16,918	$17,867	$949
Compensation expenses	36,513	41,516	5,003
Laboratory supplies and expenses	13,132	6,849	(6,283)
Depreciation and impairment expenses	3,674	2,386	(1,288)
Cloud computing expenses	4,906	5,649	743
Allocated and other expenses	12,580	12,932	352
Total research and development and research development— related parties expenses	$87,723	$87,199	$(524)
The increase in clinical studies and research collaboration expenses was primarily related to our PATHFINDER clinical study, which began enrollment in the fourth quarter of 2019, partially offset by a reduction in expenses as a result of the conclusion of enrollment in our CCGA and STRIVE clinical studies and decreases in our SUMMIT clinical study expense, primarily related to a temporary decrease in enrollment due to the COVID-19 pandemic. The increase in compensation expenses was related to additional headcount and a net increase in stock-based compensation expenses related primarily to grants to new executives and equity modifications, partially offset by the impact of the departure of an executive officer. The decrease in laboratory supplies and expenses related to the temporary shutdown of our laboratory due to COVID-19 causing a delay in PATHFINDER sample processing. The decrease in depreciation and impairment expense was primarily driven by an impairment of laboratory equipment in 2019 as a result of the closure of our Hong Kong facility. The increase in cloud computing expenses related to increased processing of clinical trial data. Allocated and other expenses remained relatively unchanged.
Marketing. The increase of $0.6 million in marketing expenses was primarily attributable to an increase of $1.9 million of compensation expenses for new executives and an increase in headcount, partially offset by a decrease of $1.3 million of professional service fees related to a temporary decrease in travel-related activity due to COVID-19.

General and Administrative. The increase of $15.7 million in general and administrative expenses was attributable to an increase of $10.7 million in compensation-related expenses primarily due to stock-based compensation for new executives and an increase in corporate headcount. Consulting fees related to government affairs and health economic research projects increased by $5.2 million and professional service fees increased $2.0 million related to legal, consulting, and other costs incurred in connection with then anticipated financing activities. These increases were partially offset by a $2.2 million reduction in facilities expenses primarily related to the closure of our Hong Kong facility in the first half of 2019.
Interest Income, Net. The decrease of $2.9 million in interest income, net was attributable to a decrease in interest earned on marketable securities primarily due to changes in market conditions and lower interest rates.
Other Expense, Net. The increase of $0.6 million in other expense, net primarily related to unrealized foreign currency losses as a result of our intercompany agreements.
Comparison of the Years Ended December 31, 2018 and 2019
The following table sets forth our results of operations:

	Year Ended December 31,		Change
	2018	2019
	(in thousands)
Operating expenses:
Research and development	$190,205	$158,886	$(31,319)
Research and development—related parties	32,955	8,202	(24,753)
Marketing	6,107	7,679	1,572
General and administrative	58,229	80,896	22,667
Total operating expenses	287,496	255,663	(31,833)
Loss from operations	287,496	255,663	(31,833)
Interest income, net	(12,550)	(12,430)	120
Other expense, net	287	1,817	1,530
Loss before provision for (benefit from) income taxes	275,233	245,050	(30,183)
Provision for (Benefit from) income taxes	485	(195)	(680)
Net loss	$275,718	$244,855	$(30,863)
Research and Development and Research and Development—Related Parties
The research and development and research and development—related parties expenses during 2018 and 2019 were as follows:

	Year Ended December 31,		Change
	2018	2019
		(in thousands)
Clinical studies and research collaboration expenses	$86,806	$31,765	$(55,041)
Compensation expenses	65,701	75,180	9,479
Laboratory supplies and expenses	27,517	19,579	(7,938)
Depreciation and impairment expenses	13,969	6,687	(7,282)
Cloud computing expenses	7,862	9,942	2,080
Allocated and other expenses	21,305	23,935	2,630
Total research and development and research development— related parties expenses	$223,160	$167,088	$(56,072)
The decrease in research and development and research and development—related parties expenses was primarily driven by decreases in clinical studies as a result of the conclusion of enrollments in our CCGA and

STRIVE clinical studies and a $15.0 million expense incurred during 2018 related to a data delivery requirement under a supply and commercialization agreement with Illumina, which was subsequently paid in 2019. The increase in compensation expenses was primarily related to additional headcount. The decrease in laboratory supplies and expenses related to the decrease in enrollments in our CCGA and STRIVE clinical studies. The decrease in depreciation and impairment expense was driven by prior year impairment of laboratory equipment as a result of moving to the Illumina NovaSeq platform. The increase in cloud computing expenses related to increased processing of clinical trial data. The increase in allocated and other expenses was primarily attributable to an additional leased facility in Menlo Park, California.
Marketing. The increase of $1.6 million in marketing expenses was primarily attributable to professional service fees related to market research and branding.
General and Administrative. The increase of $22.7 million in general and administrative expenses was primarily attributable to an increase of $30.3 million in compensation-related expenses, due to incremental stock-based compensation expense largely due to equity modifications, severance for terminated employees, compensation for new executives, and an increase in corporate headcount, as well as an increase of $0.8 million in facilities-related expenses attributable to additional leased facilities in Menlo Park, California. These increases were partially offset by a decrease in legal and consulting fees of $6.6 million and a decrease of $1.8 million of expenses related to a decrease of our business activities in Hong Kong and the early termination of our Hong Kong lease.
Interest Income, Net. The decrease of $0.1 million in interest income, net was attributable to a decrease in interest earned on marketable securities, which decreased during the year ended December 31, 2019 as a result of cash burned throughout the year to support our operating activities prior to our Series D redeemable convertible preferred stock financing, which occurred in the fourth quarter of 2019.
Other Expense, Net. The increase of $1.5 million in other expense, net was primarily due to unrealized foreign currency losses as a result of our intercompany agreements.
Liquidity and Capital Resources
Sources of Liquidity
From inception through June 30, 2020, we have funded our operations primarily through the sale and issuance of our redeemable convertible preferred stock, for aggregate net cash proceeds of $1.9 billion. As of June 30, 2020, our cash, cash equivalents, and marketable securities totaled $685.6 million.
Future Funding Requirements
Since our inception, we have not generated any revenues, and we have incurred significant losses and negative cash flows from operations. We had an accumulated deficit of $1.4 billion as of June 30, 2020. We expect to incur additional losses in the foreseeable future as we conduct and expand our research and development efforts and seek to commercialize our products. We believe that our existing cash, cash equivalents, and marketable securities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, we anticipate that we will need to raise additional financing in the future to fund our operations. Our future capital requirements will depend on many factors, including the timing and extent of spending to support development commercialization efforts; the timing of our launch and market acceptance of our products; other expenditures, including marketing activities; and additional costs associated with operating as a public company. We are subject to all the risks typically related to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays, including in our PATHFINDER study, the data of which is needed to support commercial launch of our products, and other unknown factors that may adversely affect our business.
We may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies, and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations, and the existence of securities with rights that may be senior to those of our common stock. If we incur indebtedness, we could become subject to covenants that would restrict our operations. We may also choose to raise funds through collaborations and licensing arrangements, in which case we may relinquish significant rights or grant licenses on terms that are not favorable to us. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected.
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Net cash used by operating activities	$(209,260)	$(245,794)	$(134,776)	$(101,513)
Net cash (used by) provided by investing activities	(93,390)	133,037	163,275	70,475
Net cash provided by financing activities	300,618	160,326	149	232,489
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	483	124	37	50
Net increase (decrease) in cash, cash equivalents, and restricted cash	$(1,549)	$47,693	$28,685	$201,501
Net Cash Used by Operating Activities
During the six months ended June 30, 2020, net cash used by operating activities consisted of a net loss of $136.4 million, adjusted by non-cash charges of $29.4 million, and cash provided by changes in our operating assets and liabilities of $5.5 million. The non-cash charges consisted of stock-based compensation expense of $23.9 million, depreciation and amortization of $4.3 million, loss on foreign currency of $1.4 million and impairment of property and equipment of $0.1 million, which was partially offset by a non-cash gain of $0.3 million relating to amortization of the discount on marketable securities. The cash provided by changes in our operating assets and liabilities was due to a decrease of $6.2 million in prepaid expenses and other assets and prepaid expenses and other assets—related parties, a decrease of operating lease right-of-use assets of $1.2 million, an increase of $2.8 million in accounts payable and accounts payable—related parties, and an increase in other current liabilities—related parties of $2.5 million, which were partially offset by a decrease of $5.8 million in accrued and other liabilities and a decrease of $1.4 million in our operating lease liabilities.
During the six months ended June 30, 2019, net cash used by operating activities consisted of a net loss of $117.2 million, adjusted by non-cash charges of $13.1 million, and cash used by changes in our operating assets and liabilities of $30.7 million. The non-cash charges consisted of stock-based compensation expense of $7.7 million, depreciation and amortization of $5.4 million, impairment of property and equipment of $2.1 million, loss on disposal of property and equipment of $0.2 million, and loss on foreign currency of $0.7 million, which was partially offset by a non-cash gain of $3.0 million relating to amortization of the discount on marketable securities. The cash used by changes in our operating assets and liabilities was due to a decrease of $29.1 million in accrued and other liabilities and accrued and other liabilities—related parties, a decrease of $3.0 million in our operating lease liabilities, and a decrease of $2.3 million in accounts payable and accounts payable—related parties, which was partially offset by a decrease of operating lease right-of-use assets of $2.0 million and a decrease of $1.7 million in prepaid expenses and other assets and prepaid expenses and other assets—related parties. Our accrued and other liabilities—related parties decreased primarily due to a payment of $15.0 million to fulfill our data delivery requirements under our supply and commercialization agreement with Illumina.
During the year ended December 31, 2019, net cash used by operating activities consisted of a net loss of $244.9 million, adjusted by non-cash charges of $38.3 million, and cash used by changes in our operating assets and liabilities of $39.2 million. The non-cash charges consisted of depreciation and amortization of $10.3 million, stock-based compensation expense of $28.4 million, loss on disposal of fixed assets of $0.3 million, an impairment of property and equipment and other long-term assets of $2.2 million, and a loss on foreign currency of $1.6 million, which was partially offset by a non-cash gain of $4.5 million relating to amortization of the discount on marketable securities. The cash used by changes in our operating assets and liabilities was due to an increase of $4.8 million in prepaid expenses and other assets and prepaid expenses and other assets—related parties, a decrease of $25.7 million in accrued and other liabilities and accrued and other liabilities—related parties, a decrease of $6.2 million in our operating lease liabilities, and a decrease of $6.5 million in accounts payable and accounts payable—related parties, which was partially offset by a decrease of operating lease right-of-use assets of $4.0 million. Our accrued and other liabilities—related parties decreased primarily due to the payment of $15.0 million to fulfill data delivery requirements under our supply and commercialization agreement with Illumina. Our accounts payable decreased primarily due to a reduction in clinical studies enrollment expenses.
During the year ended December 31, 2018, net cash used by operating activities consisted of a net loss of $275.7 million, adjusted by non-cash charges of $26.8 million, and cash provided by changes in our operating assets and liabilities of $39.6 million. The non-cash charges consisted primarily of depreciation and amortization of $14.1 million, stock-based compensation expense of $11.0 million, and an impairment of property and equipment of $5.7 million, which was partially offset by a non-cash gain of $4.2 million relating to amortization of the discount on marketable securities. The cash provided by changes in our operating assets and liabilities was primarily due to an increase of $38.1 million in accrued and other liabilities and accrued and other liabilities—related parties. Our accrued and other liabilities—related parties increased primarily due to an accrual of $15.0 million to fulfill our data delivery requirements under our supply and commercialization agreement with Illumina. Accrued and other liabilities also increased due to higher compensation-related expenses, reflecting our increased headcount and accrued clinical studies enrollment expenses.
Net Cash (Used by) Provided by Investing Activities
During the six months ended June 30, 2020, net cash provided by investing activities consisted of $274.0 million in proceeds from the maturities of marketable securities, partially offset by $202.3 million in purchases of marketable securities and $1.2 million of capital expenditures. Capital expenditures were primarily related to purchases of machinery and equipment for use in our laboratories.
During the six months ended June 30, 2019, net cash provided by investing activities consisted of $461.1 million in proceeds from the maturities of marketable securities, partially offset by of $295.7 million in purchases of marketable securities and $2.2 million of capital expenditures. Capital expenditures were primarily related to purchases of machinery and equipment for use in our laboratories.
During the year ended December 31, 2019, net cash provided by investing activities primarily consisted of $687.8 million in proceeds from the maturities of marketable securities, partially offset by $551.5 million in purchases of marketable securities and $3.3 million of capital expenditures. Capital expenditures were primarily related to purchases of machinery and equipment for use in our laboratories.
During the year ended December 31, 2018, net cash used by investing activities primarily consisted of $681.1 million in purchases of marketable securities and $16.0 million of capital expenditures, partially offset by $603.3 million in proceeds from the maturities of marketable securities. Capital expenditures were primarily related to leasehold improvements for our Menlo Park facility.
Net Cash Provided by Financing Activities
During the six months ended June 30, 2020, net cash provided by financing activities primarily consisted of $231.9 million in net proceeds from the issuance of Series D redeemable convertible preferred stock and $1.3 million in proceeds from the exercise of stock options, primarily offset by $0.7 million in repayment of borrowings on a finance lease.
During the six months ended June 30, 2019, net cash provided by financing activities consisted of $1.7 million in proceeds from the exercise of stock options and the early exercise of unvested stock options, partially offset by $0.7 million in repayment of borrowings on a finance lease, $0.7 million in payments of deferred offering costs, and $0.1 million of repurchases of early exercised stock options.
During the year ended December 31, 2019, net cash provided by financing activities primarily consisted of $159.8 million in net proceeds from the issuance of Series D redeemable convertible preferred stock and $3.2 million in proceeds from the exercise of stock options and the early exercise of unvested stock options, primarily offset by $1.6 million in repayment of borrowings on a finance lease and $0.9 million in payments of deferred offering costs.
During the year ended December 31, 2018, net cash provided by financing activities primarily consisted of $299.6 million in net proceeds from the issuance of Series C redeemable convertible preferred stock and $2.9 million in proceeds from the exercise of stock options and the early exercise of unvested stock options, partially offset by $1.5 million in repayment of borrowings on a capital lease.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of December 31, 2019:

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in thousands)
Operating leases, including imputed interest	$51,983	$6,780	$22,955	$16,018	$6,230
Minimum royalties(1)	10,610	565	1,145	2,150	6,750
Purchase commitments(2)	845	845	—	—	—
Finance leases, including imputed interest	812	812	—	—	—
Total contractual obligations	$64,250	$9,002	$24,100	$18,168	$12,980
__________________
(1)We have certain minimum royalty commitments associated under licensing agreements related to our research and development efforts.
(2)We have purchase commitments primarily related to the purchase of laboratory supplies in the ordinary course of business.
During the six months ended June 30, 2020, we entered into a new agreement to lease approximately 200,000 square feet of laboratory and office space in North Carolina, which will be recognized as an operating lease upon the lease commencement date. We expect the lease to commence during the third or fourth quarter of 2020 for a term of 12.5 years with three five-year renewal options. The total estimated aggregate base rent payments, excluding the renewal options and tenant improvement allowances, for the North Carolina laboratory and office space are $82.6 million. In connection with the construction of the laboratory in North Carolina, we are in the process of entering into agreements with the State of North Carolina and Durham County in North Carolina that may provide us with cash grants based on the job creation and capital investment commitments.
Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude purchase orders for goods and services that are cancellable. Our non-cancelable purchase orders represent authorizations to purchase rather than binding agreements. The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum services to be used; fixed, minimum, or variable price provisions; and the approximate timing of the transaction.
The table above includes minimum annual royalty payments, but does not include the aggregate high single-digit royalties that would be payable on net sales of Galleri, if launched, and any future products, pursuant to existing agreements and licenses with Illumina, The Chinese University of Hong Kong, and other third parties in excess of minimum annual royalty payments.
•We have entered into a supply and commercialization agreement with Illumina. Under the terms of the agreement, regardless of whether our products incorporate any Illumina technology, we have agreed to pay to Illumina a high single-digit royalty, subject to certain reductions, in perpetuity on net sales generated by our products or revenues otherwise generated or received by us, subject to certain exceptions, in the field of oncology.

•In the case of The Chinese University of Hong Kong, to the extent our products use certain technology licensed from The Chinese University of Hong Kong, we agreed to pay The Chinese University of Hong Kong low single-digit royalties on net sales of such products, subject to minimum annual guarantees.
Critical Accounting Policies and Significant Judgments and Estimates
This discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements and our unaudited condensed consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these audited consolidated financial statements and unaudited condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements or the unaudited condensed consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our audited consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Accrued Clinical Studies and Research and Development Expenses
We accrue for estimated costs of research and development activities conducted by third-party service providers, including those conducting clinical studies. We record the estimated costs of research and development activities based upon the estimated amount of services provided and include these costs in accrued liabilities and accrued liabilities—related parties in our consolidated balance sheets and within research and development and research and development—related parties expenses in our consolidated statements of operations. These costs are a significant component of our research and development expenses. We accrue for these costs based on factors such as estimates of the work completed and in accordance with agreements established with our third-party service providers. We make judgments and estimates in determining the accrued liabilities balance in each reporting period.
Stock-Based Compensation Expense
We measure employee and non-employee director stock-based compensation expense at the grant date based on the fair value of the award. We have granted awards with service-based, performance-based, and market-based vesting conditions. The fair value of the service-based awards is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The stock-based compensation expense related to awards that vest upon satisfaction of performance-based and performance- and market-based conditions is recognized using the accelerated attribution method when management determines it is probable that the performance-based vesting conditions will be satisfied.
In determining the fair value of the stock-based awards with service- and performance-based conditions granted under our 2016 Equity Incentive Plan and non-plan incentive awards, we use the Black-Scholes option-pricing model, which requires the input of subjective assumptions. These assumptions include: the fair value of common stock, the estimated length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of our common stock price over the expected term (expected volatility), the risk-free interest rate, and expected dividends. Changes in the following assumptions can materially affect the estimate of stock-based compensation expense:
Expected Term—For awards with service-based vesting conditions, the expected term of stock options represents the period the stock options are expected to remain outstanding and is calculated using the simplified method, due to limited history, which calculates the expected term as the midpoint of the contractual term of the awards and the vesting period. For awards with performance-based vesting conditions, we evaluate the award's service period, contractual term, and our expectations of the projected timing of achievement of milestones in estimating the expected term.

Expected Volatility—As there has been no public market for our common stock to date, and we do not have any trading history of our common stock, the expected volatility is estimated based on the average volatility for comparable publicly-traded companies over a period equal to the expected term of the stock option grants. The comparable companies are chosen based on their similar size, stage in the life cycle, or area of specialty.
Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of a stock award.
Expected Dividends—We have not paid dividends on our common stock and do not anticipate paying any dividends on our common stock in the near future.
Fair Value of Common Stock—Given the absence of a public trading market, our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each grant date, including the factors described under “––Common Stock Valuations” below.
For awards that contain performance- and market-based conditions, we use a Monte Carlo simulation to determine the fair value at the grant date and recognize stock-based compensation expense over the derived service period when it becomes probable that the performance-based condition will be met. Under the Monte Carlo simulation, stock returns are simulated for us to estimate the payouts established by the vesting conditions of the awards and an estimated time that the awards will vest. The assumptions used in the Monte Carlo simulation include: the fair value of common stock; estimating the length of time employees will retain their vested stock options before exercising them (expected term); the estimated volatility of our common stock price over the expected term (expected volatility); the risk-free interest rate; and expected dividends.
We account for stock-based compensation arrangements with non-employees (other than non-employee directors) using a fair value approach. We believe that for stock options issued to non-employees, the fair value of the stock option is more reliably measurable than the fair value of the services rendered. Therefore, we estimate the fair value of these non-employee stock options using a Black-Scholes option-pricing model with appropriate inputs.
For details of our unamortized stock-based compensation expense, see Note 10 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus.
We will continue to use judgment in evaluating the assumptions used in the Black-Scholes option-pricing model and Monte Carlo simulation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.
Common Stock Valuations
We are a privately-held company with no active public market for our common stock. Therefore, our board of directors, with the assistance and upon the recommendation of management and based upon independent third-party valuations, has for financial reporting purposes periodically determined the estimated per share fair value of our common stock at various dates using contemporaneous valuations consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (Practice Aid). Within the contemporaneous valuations performed by our board of directors, a range of factors, assumptions, and methodologies were used. The significant factors included:
•our most recently available valuations of our common stock performed at periodic intervals by an independent third-party valuation firm;
•the prices for our redeemable convertible preferred stock sold to outside investors;
•our capital structure, including the rights and preferences of our various classes of equity, including our redeemable convertible preferred stock relative to our common stock;
•our stage of development and commercialization as well as developments in the business;

•the lack of marketability of the common stock for a privately-held company;
•the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering or sale, given prevailing market conditions;
•our historical operating results; and
•valuations of comparable public companies.
In valuing our common stock, our board of directors estimated our enterprise value as of the various valuation dates using a probability-weighted expected return method (PWERM). Under the PWERM, shares are valued based upon the probability-weighted present value of expected future returns, considering various future outcomes available to us, as well as the rights of each share class. The PWERM included both IPO and non-IPO scenarios that were based on management’s estimated market valuations, discounted back to the valuation dates. We used the market approach to support enterprise value from transactions involving our own securities and by comparisons to similar publicly-traded companies. We also applied a discount for lack of marketability, resulting from the illiquidity of our common stock.
The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In such instances, our board of directors’ estimates have been based on the most recent contemporaneous valuation of our shares of common stock and its assessment of additional objective and subjective factors it believed were relevant and that may have changed from the date of the most recent contemporaneous valuation through the date of the grant.
Our board of directors and management develop best estimates based on application of these approaches and the assumptions underlying these valuations. Such estimates involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation could be materially different. Following the closing of this offering, our board of directors will determine the fair value of our common stock based on its closing price as reported on the date of grant on the Nasdaq Global Select Market or other primary stock exchange on which our common stock is then traded.
JOBS Act
We are an emerging growth company under the Jumpstart our Business Startups Act of 2012 (JOBS Act). As an emerging growth company, we may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have nonetheless irrevocably elected not to avail ourselves of this exemption and, as a result, upon completion of this offering, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
We will remain an emerging growth company until the first to occur of the last day of the fiscal year (1) that follows the fifth anniversary of the completion of this offering, (2) in which we have total annual gross revenue of at least $1.07 billion, or (3) in which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934 (Exchange Act); or if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.
Recent Accounting Pronouncements
See Note 2 to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus for details of recent accounting pronouncements.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Sensitivity
We are exposed to market risk related to changes in interest rates. We had cash, cash equivalents, and marketable securities of $558.3 million and $685.6 million as of December 31, 2019 and June 30, 2020, respectively, which consisted primarily of bank deposits, money market funds, commercial paper, and investment-grade, short- to intermediate-term fixed income securities. The primary objective of our investment activities is to preserve capital to fund our operations. We do not enter into investments for trading or speculative purposes.
Our investments are subject to interest rate risk and could fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low-risk profile of our investments, a hypothetical 10% relative change in interest rates during any of the periods presented would not have had a material impact on our audited consolidated financial statements or our unaudited condensed consolidated financial statements.
Foreign Currency Sensitivity
The majority of our transactions occur in U.S. dollars. However, we do have certain transactions that are denominated in currencies other than the U.S. dollar, primarily the British pound and the Hong Kong dollar, and we therefore are subject to foreign exchange risk. The fluctuation in the value of the U.S. dollar against the foreign currencies affects the reported amounts of expenses, assets, and liabilities associated with certain activities. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. A hypothetical 10% change in foreign exchange rates during any of the periods presented would not have had a material impact on our audited consolidated financial statements or our unaudited condensed consolidated financial statements.

BUSINESS
Our mission is to detect cancer early, when it can be cured.
Despite decades of effort, a war on cancer, the genomic revolution, dramatic biotechnology interventions, and the recommendation to screen for five cancers, cancer is projected to become the world’s leading killer by 2021. Most cancers are still diagnosed too late, predominantly because we lack recommended screening tests for most types of cancers, which are responsible for 71% of cancer deaths. Cancer is a disease of the genome, and while the human genome project deciphered the living human code two decades ago and ushered in the genomic revolution, it has previously not been applied to diseases that can significantly impact the population as a whole.
We are a healthcare company focused on saving lives and improving health by pioneering new technologies for early cancer detection. We have built a multi-disciplinary organization of scientists, engineers, and physicians and we are using the power of next-generation sequencing (NGS), population-scale clinical studies, and state-of-the-art computer science and data science to overcome one of medicine’s greatest challenges. Using our platform technology, we have developed a multi-cancer early detection blood test that has demonstrated in clinical studies the ability to detect more than 50 types of cancer, across all stages, and localize the cancer signal with a high degree of accuracy, from a single blood draw. We believe that our multi-cancer early detection test can lead to a dramatic increase in early cancer diagnosis. Based on our own calculations using 2006 to 2015 data from the Surveillance, Epidemiology, and End Results Program of the U.S. National Cancer Institute (SEER) and our own performance data, we believe that using our multi-cancer early detection test in conjunction with the five existing recommended screenings in the United States could avert many deaths by earlier detection of up to 75% of cancers with less than a 50% five-year cancer specific survival rate.
Our multi-cancer early detection test, Galleri, is designed as a screening test for asymptomatic individuals over 50 years of age. We plan to commercially launch Galleri in 2021 as a laboratory developed test (LDT). In addition to Galleri, we are utilizing our proprietary technology platform and population-scale studies from which Galleri was developed to introduce additional products that address significant unmet medical needs, including a diagnostic aid for cancer test (DAC). DAC is designed to accelerate diagnostic resolution for patients for whom there is a clinical suspicion of cancer. We plan to commercially launch DAC after Galleri in the second half of 2021 as an LDT. We are also developing a minimal residual disease (MRD) test, designed to enable blood-based detection with or without tissue, and without the need for a personalized assay, as well as other post-diagnostic applications.
In developing Galleri, we undertook a rigorous, comprehensive, multi-omic discovery approach to explore and identify the most promising biological hallmarks of cancer. We have invested significant capital and resources in our foundational studies, which have collectively enrolled approximately 115,000 participants, to build what we believe are the largest linked datasets of genomic and clinical data in the cancer field. As of August 31, 2020, we have reported clinical study data using samples from approximately 9,500 participants. We applied machine learning analytics to these data and objectively investigated various scientific approaches to determine the optimal means of detecting cancer. We compared the performance of three different NGS approaches—mutations, chromosomal alterations and methylation patterns—in head-to-head studies. While all of the markers were capable of detecting cancer, we found that methylation profiling yielded significantly better results for cancer detection than was observed by interrogating mutations or chromosomal alterations, alone or in combination. In contrast to typical cancer mutations that only affect a handful of genomic locations, there are nearly 30 million methylation sites across the human genome, making them a ubiquitous and rich signal for detecting cancer. After comprehensive analysis of whole-genome methylation patterns, we discovered highly informative and low-noise methylation regions for cancer signal detection and localization. This led to our development of a targeted methylation approach that had superior performance and lower costs compared to whole-genome methylation. Our targeted methylation approach helps solve a core problem in detecting cancer early in asymptomatic individuals, which is the low level of cancer signal circulating in the blood. While methylation profiling is the approach we are using with Galleri, we continue to evaluate multi-omic approaches including evaluation of additional analytes and biofluids.
We believe that we have an unprecedented opportunity to transform cancer care and establish a market leading position for Galleri. Initially, we plan to target the following key channels in the United States: large, self-insured employers; physician-directed channels, including concierge practices and executive health programs; and

progressive, integrated health systems. These channels represent a significant segment of the overall early detection market of 107 million individuals between the ages of 50-79 in the United States, based on data from the 2014 National Population Projection Tables of the U.S. Census Bureau. We believe there could be significant access to these channels while we pursue broader reimbursement.
Our multi-cancer early detection test – Galleri
We believe our first anticipated commercially available product, Galleri, has the potential to transform cancer care and population health. We anticipate the commercial launch of Galleri as an LDT in 2021. In a clinical study, an earlier version of Galleri identified over 50 types of cancers, over 45 of which lack recommended screenings. Data showed that when our test detected a cancer, it was also able to localize the cancer signal with high accuracy. In the second sub-study (CCGA-2) of our foundational Circulating Cell-Free Genome Atlas Study (CCGA), when a cancer signal was detected, an earlier version of Galleri localized the cancer signal in 96% of the samples, and of these, Galleri correctly localized the cancer signal in 93%. Early data also suggested that indolent cancers are unlikely to be detected by Galleri, potentially reducing the problem of treating over-diagnosed cancers.
The most pressing unmet need in cancer early detection is to identify cancers for which there are no existing recommended screening tests. Galleri is designed to detect unscreened cancers and to complement the United States Preventive Services Task Force (USPSTF)-recommended screenings (specifically, lung for high-risk smokers, breast, cervical, prostate, and colorectal cancers have recommended screenings). Lung cancer represents the most common killer among cancers, but recommendations for lung screening are limited to the high-risk smoking population, which accounts for only 33% of all lung cancers, according to a 2012 article by Paul F. Pinsky and Christine D. Berg published in the Journal of Medical Screening. Hence, there is no effective screening in place for the vast majority of lung cancer diagnoses. The Galleri test report would also report cancers that have recommended screenings. Because the risk of cancer increases significantly after age 50, we expect the use of Galleri to be concentrated in an elevated risk population, for example, in individuals over the age of 50, when the risk of cancer increases significantly.
The sensitivity, true positive rate, specificity, and true negative rate of a test, together with the prevalence of disease in the population, enable a calculation of positive predictive value (PPV). PPV is the percentage of participants with a positive test result who truly have the disease, and we believe it is the most clinically relevant metric for a multi-cancer screening test, as physicians are unaware of a patient’s cancer status when test results are returned. Data from CCGA-2, using an earlier version of Galleri, showed the following performance data that were published in the Annals of Oncology in March 2020. CCGA-2 included approximately 6,700 total participants across validation and training sets.

In those over age 50, Galleri demonstrated a 66% detection rate of Stage II cancers for which there are no current recommended screenings. We believe Galleri could be integrated directly into the existing healthcare pathways delivered to 40 million patients a year who are already going to a physician for their standard-of-care cancer screening.
We have developed a cancer epidemiology forecast model to estimate the potential impact of multi-cancer early detection testing on cancer stage shift and mortality reduction. Based on the performance of Galleri in our CCGA-2 study and using 2006 to 2015 SEER data for ages 50-79, our model estimates that by adding Galleri to diagnosis by usual care, there is potential to detect nearly 70% of cancers resulting in death within five years at an earlier stage (excluding cancers that grow too quickly to be detected by any screening program), which would translate to the potential to avert 39% of the deaths expected if not for early detection by Galleri.
We believe Galleri has the potential to dramatically increase population early cancer detection, reducing the attendant morbidity, mortality and costs of late-stage cancer diagnoses. Based on a 2006 article by Kevin M. Murphy and Robert H. Topel published in the Journal of Political Economy and the U.S. Bureau of Labor Statistics inflation calculator, it has been estimated that a 1% reduction in cancer mortality in the United States would be worth $695 billion in today’s dollars from increased quality of life, productivity and survival. This estimate does not include intangible benefits such as the decreased emotional burden to family, friends and caregivers.
By detecting unscreened cancers early and potentially averting deaths, we believe the clinical and economic utility of Galleri will support its commercial adoption. Our market research indicates that there is a significant addressable market opportunity we can access even before approval under traditional fee-for-service Medicare reimbursement. While such approval would be needed for broad-based adoption, we expect such approval will take several years to obtain, if at all. In the interim, we will pursue our initial market representing a significant segment of the overall early detection market of 107 million individuals between the ages of 50-79 in the United States. Specifically, we plan to target the following key channels:
•Large, self-insured employers (total addressable U.S. market: estimated at 24 million people based on our analysis of numerous sources, including 2019 U.S. Bureau of Labor Statistics). We are targeting self-insured employers with an estimated market of approximately 24 million people over the age of 50 in the United States. Many of these are companies known to offer compelling and innovative health care offerings as part of a way to attract and retain employees. As healthcare costs continue to escalate, many employers are looking for greater value from their healthcare related expenditure. Moreover, health benefits have become increasingly important to employees in differentiating corporate benefits and to employers in recruiting and retaining employees. Cancer is one of the top healthcare expenditures for self-insured employers, thereby making early cancer detection a focus area given treating localized cancers are on average half the cost of treating late-staged cancers. We believe our test offering could detect a number of early cancers and contribute to improved health outcomes for employees.

•Progressive, integrated health systems (total addressable U.S. market: estimated at 27 million people based on our analysis of numerous sources, including Medicare claims data). By detecting cancer earlier, Galleri has the potential to improve population health. Many of the nation’s premier healthcare institutions have robust programs in population health management and precision medicine. We believe these programs lend themselves to innovative partnerships with us. In addition, by detecting more cancers, we believe health systems would not only have the potential benefit of improved health for patients but could also gain revenue from diagnostic workup and treatment of the detected cancers. One of our planned strategies upon commercial launch is to offer Galleri at select certain regional health systems, which could help them attract new patients by offering a comprehensive cancer screening service that is not available at competing health systems in the region.
•Physician-directed channels, including concierge practices and executive health programs (total addressable U.S. market: estimated at 1 million people based on our analysis of numerous of sources, including concierge practice company websites and interviews with key opinion leaders). We believe Galleri could be compelling to physicians whose clients are focused on preventive health and wellness and have the financial means to enroll in these programs. The physician practices we are targeting are known to offer innovative, cutting-edge health offerings and market research suggests the members are willing to invest in differentiated and leading healthcare. We believe there are approximately 1 million people in the United States who have a concierge doctor or participate in an executive health program. Initial engagement with these practices has been positive, with several contracted practices in advance of our anticipated launch of Galleri.
Traditional fee-for-service Medicare does not cover screening tests, which are considered preventive services, such as our multi-cancer early detection test unless there is a statutory provision to explicitly authorize coverage. Under current law, Centers for Medicare & Medicaid Services (CMS), the agency responsible for administering the Medicare program, is authorized to cover additional preventive services that are not expressly covered by the statute if the service is (a) reasonable and necessary for the prevention or early detection of an illness or disability, (b) recommended with a grade of A or B by the USPSTF, an independent, volunteer panel of experts in the field of prevention, evidence-based medicine and primary care, and (c) appropriate for Medicare beneficiaries. CMS establishes coverage through a national coverage determination (NCD) process. This coverage authorization could take several years. Nonetheless, we plan to seek Medicare coverage for Galleri. Because multi-cancer early detection is not expressly authorized for coverage by the Medicare statute, a possible pathway for reimbursement is to first obtain FDA marketing authorization, and then obtain a grade of A or B from USPSTF, to enable CMS to issue a NCD.
We believe there is a significant opportunity to improve the current cancer diagnosis journey for patients and we designed the Galleri testing process to be easy to use for physicians and patients. For patients who receive a “no cancer signal detected” result, our simple test report will remind individuals to continue with their standard-of-care cancer screenings. For those with a “cancer signal detected” result, our test report provides predicted tissue localization, which is designed to help physicians determine the appropriate diagnostic workup. We are working with study investigators, key opinion leaders and clinical advisors to develop clear care pathways to help guide diagnostic workups. At commercialization, to support our large self-insured employers, we plan to have entered into agreements with a telemedicine provider that can order Galleri for employees when deemed medically appropriate by such provider and a phlebotomy partner to help support sample collection.
We plan to utilize data from our third sub-study of CCGA (CCGA-3), which has completed enrollment and is in ongoing follow-up, and our ongoing PATHFINDER study to help validate the version of Galleri that we plan to launch as an LDT. We expect to complete these activities in 2021, although a significant delay in the enrollment of PATHFINDER could delay our anticipated launch. Following the launch of Galleri as an LDT, we plan to submit a PMA of a subsequent version of Galleri in as early as 2023. We anticipate using a subset of data from the STRIVE study, along with other data, in support of the application.

Diagnostic Aid for Cancer Test

# The diagnostic odyssey

Patient has indeterminate pelvic mass that could be **benign or malignant**

Eventual delayed diagnosis (e.g. Ovarian Cancer)

Incidental or unequivocal findings (imaging or lab)

Highly variable, inefficient work-up that could result in **unnecessary surgery**

Diagnostic odyssey can last months and cost thousands

Every year in the United States, more than 12 million patients are subject to potentially invasive and time- consuming diagnostic workups. Based on data from numerous sources, including 2017 data from the Association of American Medical Colleges, we estimate 2.4 million of these patients are already referred to a specialist doctor for a cancer diagnostic workup, and this represents our initial addressable market in the United States. Many of these patients, particularly those with non-focal symptoms, undergo several months of tests before they receive a cancer diagnosis. Our engagement with physicians indicates they would value tools to help triage cases with non-localizing concerning signs and symptoms, equivocal imaging or lab findings, where biopsy may be challenging due to anatomy or concurrent medical conditions, or where there has been other failure to make a diagnosis. To accelerate diagnostic resolution for patients with a clinical suspicion of cancer, we are developing DAC to help physicians achieve resolution quickly and cost effectively. We presented early data on an investigational version of DAC at the American Association for Cancer Research (AACR) Virtual Annual Meeting in April 2020, which showed that DAC’s specificity, sensitivity and ability to identify the location of the cancer signal was comparable to overall CCGA-2 performance. We plan to initially focus our commercial efforts on specialist physicians (such as pulmonologists, gastroenterologists, otolaryngologists, and hepatologists) and suspicion of cancer clinics. We expect to launch DAC as an LDT in the second half of 2021 after our launch of Galleri.
In addition, we estimate more than 10 million of the over 12 million patients that are subject to potentially invasive and time-consuming workups present with non-specific signs and symptoms to primary care physicians. There are numerous causes for these symptoms, including cancer, and some primary care physicians either initiate diagnostic odysseys or refer these individuals to specialists. We believe DAC would be a useful aid to help primary care physicians better determine next steps. To support our launch of DAC as an LDT, we plan to validate our test using samples from our CCGA study, which has completed enrollment and is in ongoing follow-up. We plan to conduct additional clinical studies in individuals with concerning non-specific symptoms, but who are not currently indicated for a cancer workup, in an effort to expand the adoption of DAC in this population. We anticipate initiating this study in the first half of 2021, and subject to favorable results, we expect potential uptake of DAC in this expanded patient population as early as 2023.
We believe that the health benefit of a targeted and faster diagnosis could support reimbursement and coverage of DAC as a medical benefit. DAC is intended to be a diagnostic product, and we believe we could obtain Medicare coverage and reimbursement in the next several years.

Future product opportunities
Minimal residual disease and recurrence monitoring
We believe that our technology platform could address current challenges with minimal residual disease (MRD) testing, which is used in pharmaceutical trials and clinical settings to detect the presence or absence of residual disease and inform treatment decisions, including identifying patients who may be eligible for adjuvant therapy. There are numerous companies that have commercialized MRD products. The majority of these currently available tests require tissue samples, and processing times can take over three weeks. These tests typically require development of patient-specific assays after tissue sequencing, which complicates the workflow, contributes to the long turnaround time and has the potential to delay treatment decisions.
We believe our technology could enable a blood-based MRD detection solution without the need for a personalized assay. Importantly, this would reduce operational complexity and enable delivery of results in approximately 10 days as compared to multiple weeks with current tissue-based approaches. Because sensitivity in this setting is critical, we are developing a flexible approach to perform personalized analysis that can be informed by a baseline plasma sample or tissue, if available. We believe that this approach could provide comparable sensitivity to current bespoke assay approaches and potentially provide us with a timing and complexity advantage. We have not validated our MRD test and will need to conduct clinical studies in order to do so. We are seeking to validate the performance of our test in MRD settings in collaboration with pharmaceutical partners, and we anticipate reporting data from these initial studies in the first half of 2021.
We believe the MRD setting represents a significant opportunity with biopharmaceutical companies given the estimated 1,800 ongoing oncology studies as of July 31, 2020 (based on the U.S. National Library of Medicine’s clinical trials database as of such date) and the significant need to identify residual disease or recurrence early to help inform treatment decisions.
Patients with cancer, primary or metastatic, following completion of therapy, often require monitoring for possible progression. Many metastatic patients may remain on maintenance therapy during the remainder of their lives or are routinely monitored for cancer recurrence. We believe our MRD test could also help monitor for early signs of cancer recurrence in cancer survivors. Recurrence monitoring can be used to identify signs of early progression as well as therapeutic response or non-response and to guide further workup of the patient. Often patients are monitored with imaging or other modalities that may not detect recurrence as efficiently as a blood test due to both imaging intervals and insensitivity for very small tumors. Following a potential launch of our MRD test, we plan to develop a recurrence monitoring and therapy response test to serve this market, which we estimate to include over 16.9 million cancer survivors in the United States, based on the American Cancer Society’s Cancer Treatment and Survivorship Facts and Figures 2019-2021.
Potential enhancements to Galleri and DAC
We seek to continually enhance the performance and features of our tests, and invest in enhancing our core targeted methylation platform through improvements designed to achieve higher efficiency and scalability. We also aim to further improve the sensitivity of our tests by obtaining deeper coverage and a better understanding of noise and leveraging even larger datasets to further develop our advanced biologically directed machine learning algorithms.
Beyond improvements to our methylation technology, we also continue to research and develop multi-omics technologies that have the potential to complement methylation through orthogonal biological information including additional analytes and biofluids, such as RNA and urine. We believe RNA may provide an additional unique opportunity to detect cancer signals, predict the tumor tissue of origin, and determine the cancer subtype. As a result, we have developed a targeted cell-free RNA (cfRNA) assay to study a panel of biomarkers for breast and lung cancers and evaluate their potential to complement methylation. In an early study, data suggested that cfRNA could help detect signals for early stage hormone-receptive positive (HR-positive) breast cancer and lung adenocarcinoma patients missed by methylation in a small cohort of commercially-sourced samples. We have developed an early platform for extraction of cfNA from urine that is compatible with processing through our targeted methylation platform. This will allow us to evaluate the potential of our technology to increase tumor fraction and improve sensitivity of certain urologic cancers.
Capabilities and future research
We will continue to take a comprehensive, rigorous, and multi-omics approach to discovery and research. By using our large linked datasets of clinical and genomic data, we believe our multi-omics technology platforms, including, for example, our technology related to interrogating mutations, chromosomal alterations and RNA, could generate additional product opportunities, including for diseases other than cancer. We have conducted early research and development in areas such as immunology. We plan to augment our existing data sets with additional clinical trials and studies over time as well as data obtained through commercial use of our tests and our patient registry. We believe these additional datasets could potentially drive improved performance and functionality of our technology platform. We also plan to leverage relationships, including with academic and industry partners, to help expedite bringing potential new applications of our technology to market.
Our Strengths
We believe our competitive advantages include:
•Our multi-cancer early detection test, Galleri: We believe detection of multiple types of cancers at earlier stages will lead to improved clinical outcomes. In a clinical study, Galleri detected over 50 types of cancers, over 45 of which lack recommended screenings with a false positive rate of less than 1%. When a cancer was detected, Galleri localized the cancer signal with high accuracy, all from a single blood draw. Weighted for 2006 to 2015 data from SEER, data from an earlier test version showed a PPV of approximately 43% across more than 50 cancer types in the over 50 age group. In a pre-specified set of 12 groups of cancers that account for two-thirds of all cancer deaths today, the PPV was approximately 36% in the over 50 age group. Galleri is intended to complement existing screening methods. We are preparing to launch Galleri commercially in 2021.
•Our diagnostic aid for cancer test (DAC): Using the same proprietary platform used to develop Galleri, we have developed a test that could help accelerate diagnostic resolution for symptomatic patients with a suspicion of cancer. Through a single blood test, DAC could provide physicians with a powerful decision-making tool to inform diagnostic workup plans quickly and cost effectively. We intend to launch DAC in the second half of 2021, and our commercial focus for DAC will be targeted to physician specialists and suspicion of cancer clinics. We estimate 2.4 million patients are referred to a specialist doctor for a cancer diagnostic workup in the United States. We also plan to conduct clinical studies of DAC to generate evidence in individuals with concerning, non-specific symptoms, but who are not currently indicated for a cancer workup, in an effort to accelerate the diagnosis. If our studies are successful, we believe DAC could provide benefit to a total of over 12 million patients in the United States annually. Because DAC is intended to be a diagnostic product, we believe we could obtain Medicare coverage and reimbursement as a medical benefit for DAC in the next several years.
•One of the cancer field’s largest genomic databases linked with population-scale clinical evidence: Our research to date has enabled us to build one of the world’s largest databases of genomic and clinical data in the cancer field. Each sample that we sequence contributes additional genomic, phenotypic, and clinical data that could help inform our platform. Together with our partners at leading academic cancer institutions and large community networks, we have taken a rigorous approach to the design of our clinical programs and collection of population-scale clinical data, which to date includes approximately 115,000 enrolled participants in four studies. The magnitude of our clinical program is driven by the need to conduct studies in screening populations where only 1-1.5% of individuals are expected to be diagnosed with cancer in any given year, based on 2013 to 2017 SEER data, while thousands of cancer events are needed to clinically validate our test. We carefully designed these studies to be generalizable to real-world populations to help us to build models that characterize cancer and non-cancer biology and validate our test. We sought to include broad populations with diversity in age, gender, behaviors, non-cancer diseases, environmental exposures, and other differences in our studies.

•Our platform, derived from a rigorous scientific approach to cancer biology and machine learning: We have taken a first principles approach to developing a deep and comprehensive understanding of cancer biology by building an atlas to characterize the landscape of cell-free nucleic acids (cfNA) in a generalizable population, seeking diverse individuals both with and without cancer in our studies. In our initial discovery work, we developed multiple prototype assays to identify, measure and evaluate a wide variety of cancer genome signals that are reflected in cfNA. Data from these comprehensive discovery studies have enabled us to compare the performance of these signals and to select and refine our proprietary methylation technology that targets the most informative methylation sites for use in Galleri and DAC. Our state-of-the-art machine learning technology analyzes subtle and complex signals in data generated through our clinical studies, significantly reducing technical and biological noise. We are leveraging our platform to broaden our applications beyond early cancer detection, including developing tests for post-cancer diagnostic applications, and over time, potentially in areas beyond cancer. We believe our platform could also drive performance improvements to our tests as we continue to accumulate data over time.
•Our multidisciplinary team: Our team is constructed to tackle the difficult challenge of improving outcomes for cancer patients. We are led by a multidisciplinary team with extensive experience across biotechnology, life science, public health, genomics, computer science, data science, biostatistics, clinical development, medical and regulatory affairs, quality assurance and laboratory operations. Our technology teams have deep experience in large-scale software engineering and technology infrastructure, essential for the collection and utilization of data at scale.
•Our intellectual property portfolio: We own or license exclusive, worldwide commercial rights to the products we are developing. We have exclusive licenses to more than 230 granted patents globally and own more than 170 pending patent applications, covering technologies that form the basis for our methylation technology as well those related to other NGS approaches to help detect cancer. Our patents, trade secrets and know-how cover proprietary chemistry, bioinformatics and biologically directed machine learning techniques in our product development pipeline and are valid at least through 2028. We own or license exclusive, worldwide commercial rights to Galleri and DAC.
Our Strategy
Key elements of our strategy include:
•Establishing commercial leadership in large markets with significant unmet medical needs. We believe that we have an unprecedented opportunity to transform cancer care and establish market leading positions for both Galleri and DAC. We believe the potential clinical and economic utility of Galleri will support commercial adoption. DAC could also serve a significant unmet medical need by allowing physicians to accelerate the diagnostic resolution for symptomatic patients. In the near term, we plan to focus on facilitating adoption of Galleri and DAC in the United States by increasing physician awareness of the potential value of our products. For Galleri, we plan to target self-insured employers and certain physician directed self-pay channels, including concierge medicine and executive health practices. We are also engaged in discussions with health systems known to be early adopters of new technologies or highly focused on population health and the prevention and early detection of disease. We also plan to engage with key opinion leaders and other physicians regarding the clinical utility of our tests to help drive broader scientific endorsements. For DAC, we plan to target specialist physicians (such as pulmonologists, gastroenterologists, otolaryngologists, and hepatologists) and suspicion of cancer clinics.
•Expanding access to our tests by pursuing reimbursement and coverage from payors. To help support reimbursement and coverage for our tests, we plan to seek FDA clearance or approval for Galleri following its planned initial launch as an LDT. We believe that enabling early detection of multiple cancer types early could drive significant value for healthcare stakeholders as the costs of cancer-related care for individuals diagnosed at later stages can be significantly higher than for those diagnosed at earlier stages.
•Continuing to enhance our core technology platform. We seek to continually enhance the performance and features of our tests, including seeking ways to improve sensitivity and reduce sequencing costs. We also plan to grow our database of genomic and clinical data, which could lead to performance improvements for Galleri and DAC. We also continue to take a comprehensive, rigorous, and unbiased multi-omics approach to discover and evaluate additional signals that may enhance our test performance, including from cfRNA and urine cfDNA. We believe we may potentially benefit from adding some of these other features to complement our targeted methylation profiling platform.
•Broadening the applications of our technology platform. We are developing applications for our technology within cancer management, including for monitoring and diagnostic purposes, which currently include our potential products, such as minimal residual disease and other post-diagnostic tests. For minimal residual disease in particular, given the large number of oncology studies currently underway, we believe there is significant market potential for partnerships with biopharmaceutical companies in the post-diagnostic space. We also seek to enter into agreements with academic and industry partners to help expedite additional discovery efforts. Over time, we believe our platform capabilities may allow us to move into testing applications in additional disease areas beyond cancer.
•Maintaining a patient-first, entrepreneurial corporate culture that champions diversity. Our goal is to leverage our platform to help patients. To accomplish this goal, we aim to foster an entrepreneurial and inclusive culture for our diverse employee pool with expertise in biology, chemistry, bioinformatics software, drug discovery, development and commercialization.
Scientific Background
The burden of cancer
Cancer is the second leading cause of death globally and is estimated to become the world’s leading killer. Based on a 2020 article by Angela B. Mariotto, et al. published in Cancer Epidemiology, Biomarkers and Prevention, it is estimated that $201 billion will be spent on cancer care in 2020 in the United States with some of the most costly treatments targeting late-stage cancer that remain highly challenging to cure. Given demographic shifts to an aging population, and rising costs of care, it is estimated that the costs of cancer care will reach $246 billion by 2030. The costs are projected to be highest at the end of life, and among those initially diagnosed with advanced disease.
A fundamental driver of cancer mortality is that most cancers are diagnosed too late, in advanced metastatic stages where outcomes are poor and cancer is incurable. In the U.S., only five cancers have guideline-recommended screening available. These cancers represent approximately 40% of the total cancer incidence in the U.S., yet only 15-20% of cancer diagnoses when test performance and compliance are accounted for, according to our own calculations based on 2006 to 2015 SEER data. While these screening programs have helped reduce cancer-specific mortality, 71% of all cancer deaths occur in cancers with no recommended screening, based on our own estimates using 2020 American Cancer Society Facts and Figures. The economic burden of cancer that results from years of life lost and lost productivity is estimated at $94 billion in earnings in the United States alone, based on a 2019 Journal of the American Medical Association Oncology study. Beyond the economic burden of cancer on society, the emotional burden on friends and family is immeasurable.
If cancer is detected early, when it is localized, it is more amenable to curative treatment. According to 2006 to 2015 SEER data, across all cancers, the five-year cancer-specific survival rate is approximately 89% when localized, compared to 21% when regional or distant spread has occurred. Based on population analysis using 2006 to 2015 SEER data, it was estimated that detecting cancers with distant metastases at earlier stages could potentially reduce cancer-related five-year mortality by at least 15-24%. The model was published in the AACR’s Cancer Epidemiology, Biomarkers and Prevention Journal in March 2020.
Given the evidence of benefits from early cancer detection, it is well-recognized that early detection and intervention represents a significant opportunity to reduce cancer mortality. Since cancer is projected to become the world's leading killer, and currently screening interventions are unable to detect most cancers early, it is clear that we need a new war on cancer—a population-level multi-cancer screening test.

Requirements of a population level cancer screening test
We worked to develop Galleri with the following potential features, which we believe are essential to producing a cancer early detection test that is accepted as a broad-based screening test in an asymptomatic population:
•Population-scale studies, robust data and rigorous analytics. A screening test should account for non-cancer biological signals and the underlying heterogeneity of populations without cancer, which requires acquisition of large, diverse, well-characterized clinical sample sets, and world-class machine learning principles.
•Accuracy: An analytically valid and locked assay is necessary to establish test performance. In addition to identifying cancers, a screening test should also avoid over-diagnosis of indolent cancers to prevent potential overtreatment. Additionally, there are other common biologic processes and conditions, such as aging and inflammatory conditions, that may produce similar signals, or biological noise, that must be differentiated from a true cancer signal to enable a test with high enough specificity to be appropriate for screening.
•Low false positive rate: A multi-cancer early detection test that is being used in an asymptomatic population should have a low false positive rate across all cancers.
•Localization of the cancer: A screening test should assist in identifying the anatomic site or specific tissue of origin. We believe this requires interrogating the most information-rich alterations to cfNA across many cancer types, as well as including sufficiently large numbers of each cancer type, to develop machine learning classifiers that accurately detect cancer and localize the cancer.
•Application to a diverse elevated risk population: Because the risk of cancer increases significantly with age, the intended use of a multi-cancer early detection test should be an elevated risk population, such as those over the age of 50. In addition, the participants used to help validate the test should include broad populations, including diversity in age, gender, ethnicity, behaviors, non-cancer diseases, environmental exposures, confounding indications and other differences.
•Complement to existing screening: A multi-cancer early detection test should serve as a complement to conventional guideline-recommended screening, so as not to discourage adherence to current guideline-recommended screenings that have been proven to reduce cancer-specific mortality.
•Reliable and reproducible results: A screening test requires well-designed analytical and clinical validation studies that demonstrate reliable and reproducible results.
•Simple and accessible: A blood-based cancer detection test could significantly enhance patient access and compliance by reducing some of the barriers seen in individual cancer screening tests, including the time to schedule and obtain the screening test and access to specialists and equipment.
We believe Galleri could be the first product that meets each of these criteria, potentially unlocking substantial improvements in cancer care and mortality.
Detecting cancer in the blood
All cells contain DNA and RNA. These nucleic acids provide the genomic blueprint of an organism. The complete set of DNA for an organism is known as its genome. DNA is a double-stranded molecule composed of complementary pairs of nucleotide bases also known as base pairs. DNA is organized into long strands called chromosomes, and the DNA sequences encoded by these nucleotide bases within each chromosome constitute genes. A gene is “expressed” when the applicable coding portion of DNA is transcribed into messenger RNA, which is in turn translated into the corresponding protein. Proteins are integral components of the structure and function of the cell. A human cell contains tens of thousands of genes, each comprising thousands of DNA base pairs.
Changes to the genome are a hallmark of cancer, and the reason why cancer is often called a disease of the genome. Genomic sequencing can identify alterations in both DNA sequence and chromosomal structure that occur with cancer and, therefore, distinguish between a cancerous cell and a healthy cell. Alterations to the DNA sequence in a cell, often referred to as mutations, can occur as a result of environmental exposure, defective processes in repair of damaged DNA, or errors during DNA replication. The types of changes that can result include alterations in nucleic acids (also referred to as single nucleotide variants, or single nucleotide variants), insertions of extra DNA sequences, deletions (loss) of DNA sequences, and structural changes to the DNA sequence (for example, large portions of DNA being joined to a DNA sequence located on another chromosome).
Each cell type in the body has a unique methylation pattern, or “fingerprint”, which enables evaluation of abnormal methylation patterns to identify the site of disease. Alterations to methylation patterns on a DNA strand can also occur. Methylation of our DNA plays a fundamental biological role. A methylation site is a location on the genome where a methyl group, made up of one carbon atom and three hydrogen atoms, is attached to a cytosine base along the DNA strand. Gene expression and cellular function are controlled by methylation patterns throughout segments of DNA. An abnormal methylation site is either hyper (normally not methylated but is methylated) or hypo (normally methylated but is not methylated). Modifications in methylation patterns can result in profound changes, including genes becoming overexpressed, resulting in excessive protein production, underexpressed resulting in reduced protein production, or silenced, sometimes triggering changes in cellular function leading to disease, including cancer. For example, hypermethylation of the regulatory region that activates a tumor suppressor gene can turn off expression and lead to tumor growth.
Nucleic acids can be shed from cells into the bloodstream. These short nucleic acid fragments are known as cfNA and come from nearly all cell types in the body, including normal cells, diseased cells, cancerous cells, and microbes such as parasites, bacteria, and viruses. The cfNA fragments shed into the blood can be sequenced using NGS approaches, and their exact sequences can be used to determine the location within the human genome they came from (or originated). When a person has cancer, the cancer cells’ DNA will be in circulation as part of the blood plasma in the form of cfNA. Cancerous tumor DNA in the blood is specifically referred to as circulating tumor DNA (ctDNA).
The ability to sequence cfNA isolated from blood allows for a direct interrogation of potential cancer, including methylation patterns, copy number variation, and single nucleotide variants. Sequencing cfNAs provides a direct measure of genomic changes, which are involved in virtually all cancers; therefore, the technology has great promise for development of a highly specific test for the early detection of multiple types of cancer in a single blood test. However, to successfully develop cfNA sequencing technology into an effective early detection test, a number of technical, biological, and clinical challenges must be overcome. Due to the very small amount of ctDNA present in a blood sample, the sequencing assay must achieve a sufficiently low limit of detection (LOD) to capture signals that are derived from a tumor and be able to distinguish this signal from noise in a population of asymptomatic individuals with other confounding conditions.
We invested heavily in our discovery study to select our methylation technology
In CCGA-1, the first sub-study of our foundational CCGA study, we took a multi-omic approach and investigated various NGS approaches for the detection of cancer in approximately 2,800 participants. The goals of CCGA include development and evaluation of models to distinguish cancer from non-cancer cfDNA and identification of classifiers for the cfDNA localization of cancer signals. By enrolling people who have cancer and people who do not, we are able to characterize cfDNA profiles by tumor type and tumor stage, and compare these signals to participants without cancer. The non-cancer participants included individuals with varied age, sex, ethnicity, cancer risk factors such as smoking status and body mass index and comorbid conditions, increasing the generalizability of this population.
In CCGA-1, we developed multiple prototype assays to identify and measure a wide variety of cancer genome signals that are reflected in cfNA. Our prototype assays included deep sequencing of large targeted panels to measure cancer detection through various approaches: single nucleotide variants and small variants to evaluate cancer-derived mutations; whole-genome sequencing to analyze somatic copy number alterations and fragment features such as length and endpoint; and whole-genome bisulfite sequencing (WGBS) to identify methylation patterns.

Data showed that whole-genome methylation patterns out-performed the other features. Additionally, the methylation assay performed better at localizing the cancer signal. After comprehensive analysis of whole-genome methylation patterns, we discovered highly informative and low noise methylation regions for cancer signal detection and localization. Based on these results, a more efficient version of our methylation technology was advanced into further development, using a targeted methylation approach that had superior performance and lower costs compared to whole-genome methylation. The graphic below shows that our target methylation assay had a LOD of approximately 0.1% which is significantly lower compared to other NGS approaches we assessed. LOD is the tumor fraction (or the estimated fraction of tumor genomes in a cfDNA sample) at which the probability of detecting the cancer is at least 50%.
We believe the performance advantage of ctDNA methylation is largely due to its biological characteristics, which make it more robust at low signal-to-noise ratios. In contrast to typical cancer mutations that only affect a handful of genomic locations, there are nearly 30 million methylation sites across the human genome, making them a ubiquitous and rich signal for detecting cancer. It is also less limited by biological noise or technical noise. When localizing tissue of origin, methylation signals inherently reflect tissue differentiation and malignant cancer states which makes it significantly more informative.
Data from CCGA-1 were shared in several oral and poster presentations at multiple major medical conferences in 2018, including the AACR Annual Meeting, the ASCO Annual Meeting, and the ESMO 2018 Congress.
Measuring the Effectiveness of Screening Tests: Benefits and Harms
The sensitivity, true positive rate, specificity, and true negative rate of a test, together with the prevalence of disease in the population, enable a calculation of PPV. PPV is the percentage of participants with a positive test result who truly have the disease, and is a more relevant metric in population-based screening approaches, as it is heavily affected by the prevalence of a disease. For any given test, as prevalence decreases, the PPV decreases because there will be more false positives for every true positive. We believe PPV is the most clinically relevant metric for a multi-cancer screening test, as physicians are unaware of a patient’s cancer status when test results are returned.

Comparison of PPV to existing USPSTF-recommended screenings
Based on performance of Galleri in CCGA-2, extrapolating to a population aged 50-79 representative of the 2006 to 2015 SEER data, we estimate PPV and the number of false positives associated with Galleri compared to the five USPSTF recommended screening tests as follows:
A 1% change in specificity has a dramatic impact on PPV and the number of false positives a test generates. For example, based on data from CCGA-2 extrapolated to a general population based on the 2006 to 2015 SEER data, a 1% change in specificity from 99.3% to 98.3% would reduce the PPV from 43% to 24% and this change would create an additional 9,900 false positives in a screened population of 1 million people. This emphasizes the need to retain high specificity when developing a screening product. This problem of false positives is further compounded when several tests are needed to screen the patient for a disease.
We need to shift from screening for individual cancers one at a time to screening an individual for all cancers.
Using a multi-cancer early detection test could enable a substantive reduction in the cumulative false positive rate, potentially reducing the harm from screening. When an individual is screened for more than one type of cancer, that individual receives the potential benefit of earlier detection for each cancer, but the risks of false-positive results from each single screening modality are also independent, exposing the patient to additional risk. For example, based on data from numerous sources, including a 2018 Journal of the American Medical Association article by Joy Melnikow, et al. and a 2015 Annals of Internal Medicine article by Paul F. Pinsky, et al., a 60 year-old female with a smoking history has a 37% cumulative false positive risk from the currently indicated cancer screens, as depicted in the diagram below:

In CCGA-2, Galleri achieved high specificity (99.3%), or a single low false positive rate of less than 1%. We expect that Galleri would result in a substantially lower false-positive rate as compared to a basket of single-cancer tests, thus resulting in fewer unnecessary follow up procedures.
Modeled benefits of our multi-cancer early detection test
We have developed a cancer epidemiology forecast to estimate the potential impact of multi-cancer early detection testing on cancer stage shift and mortality reduction. Based on the performance of Galleri in our CCGA-2 study and using 2006 to 2015 SEER data, our model estimates that by adding Galleri to diagnosis by usual care, there is potential to lead to the detection of nearly 70% of cancers resulting in death within five years at an earlier stage.
The potential benefits of Galleri are evident from the heavy burden of Stage IV cancer diagnosed in the United States at present. We showed that the estimated reductions in absolute cancer-related deaths that could occur are large if cancers diagnosed at Stage IV were instead diagnosed at Stage III. In this scenario, after applying the corresponding survival rates for Stage III cancers from the 2006 to 2015 SEER data, 51 fewer cancer-related deaths would be expected per 100,000, a reduction of 15-24% of all cancer-related deaths. These data were published in the AACR’s Cancer Epidemiology, Biomarkers and Prevention Journal in March 2020.
Cancers detected if our multi-cancer test is added to existing guideline screenings
Based on the performance of Galleri in our CCGA-2 study and 2006 to 2015 incidence data from SEER, our model estimates that in a population of 107 million, by adding Galleri to the five guideline-recommended screenings, an additional 447,000 cancers could be detected, of which 329,000 are in cancer types which lack recommended screening tests. Our model shows that Galleri could lead to the detection of many more cancers with only 8% more false positives. As data are available, this analysis includes compliance adjusted detection rates for the guideline-recommended screening tests, but not for the GRAIL test, as depicted in the diagram below:
Mitigating concerns of treatment of over-diagnosing indolent cancers
Early data from our CCGA study presented at the 2019 American Society of Clinical Oncology (ASCO) Annual Meeting suggests an earlier version of Galleri detected the strongest signals for the most aggressive cancers, while detection of signals for indolent cancer types was low. Based on the Kaplan-Meier tables below, which show survival over time, detected cancers appeared to have a similar prognosis to that expected based on 2006 to 2015 SEER data, whereas cancers not detected by Galleri had a more favorable prognosis than would be expected. At any given stage, survival was worse for cancers detected by Galleri, as shown in the figure below, where the blue curves, which represent the detected cancers, are steeper than the purple curves, which represent the undetected cancers. Because this effect could be influenced by the types of cancers being evaluated, we adjusted for the age and cancer type distribution reported in the 2006 to 2015 SEER data, and showed that this result is consistent if our detection rate were applied to the cancer and age distribution present in the 2006 to 2015 SEER data (represented by the dashed lines in the figure below). These findings were consistent across stages of cancer. This suggests that indolent cancers are unlikely to be detected by Galleri, and Galleri could potentially reduce the potential harms from treatment of over-diagnosed cancers. The p-value measures the likelihood that this result might be due to chance. The smaller the p-value, the less likely these results are due to chance (for example, a p-value = 0.001 means that there is a 0.1% probability that the result is purely due to chance). The small p-value reflects both the magnitude of the difference as well as the large sample size. Confirmatory data in larger datasets are needed, but these findings are biologically consistent with evidence suggesting that indolent, less aggressive cancers are less likely to shed DNA into the blood.

Evidence suggests Galleri could avoid overdiagnosis of indolent cancers

Kaplan-Meier curves are adjusted for age and cancer type

Stage I
Survival Probability
1.00
0.75
0.50
0.25
0.00
p < 0.0001
Not Detected (n=486)
Detected (n=106)
0 4 8 12 16 20 24 28 32 36
Time (Months)
455 454 447 371 255 246 154 7 3 1 0
100 96 91 63 32 29 12 1 0 0 0
Number at Risk
Stage II
p < 0.0001
Not Detected (n=312)
Detected (n=226)
294 291 290 243 170 169 106 10 10 3 0
214 207 195 143 94 90 52 0 0 0 0
Stage III
p = 0.00039
Not Detected (n=89)
Detected (n=343)
86 85 83 62 28 25 17 0 0 0 0
328 315 285 192 93 81 46 4 3 1 0
Stage IV
p < 0.0001
Not Detected (n=49)
Detected (n=462)
46 44 42 28 11 10 6 0 0 0 0
438 356 300 178 86 73 36 1 1 0 0
Not detected
Detected
SEER adjusted for CCGA2 not detected population
SEER adjusted for CCGA2 detected population

Our Products and Commercialization
Our multi-cancer early detection test – Galleri
We believe our first anticipated commercially available product, Galleri, has the potential to transform cancer care and population health. We anticipate the commercial launch of Galleri as a laboratory developed test (LDT) in 2021.
The most pressing unmet need in cancer early detection is to identify cancers for which there are no existing recommended screening tests. Galleri is designed to detect unscreened cancers and to complement the USPSTF-recommended screenings (specifically, lung for high-risk smokers, breast, cervical, prostate, and colorectal cancers have recommended screenings) to improve overall population cancer detection. Lung cancer represents the most common killer among cancers, but recommendations for lung screening are limited to the high-risk smoking population, which accounts for approximately 33% of all lung cancers. Hence, there is no effective screening in place for the vast majority of lung cancer diagnoses. The Galleri test report would also report cancers that do have recommended screenings. Because the risk of cancer increases significantly after age 50, we expect the use of Galleri to be concentrated in an elevated risk population, for example, in individuals over the age of 50.

We expect the following potential features of Galleri will help demonstrate clinical utility and facilitate physician adoption of the product:
Performance Data
In calculating the performance data in the table below, we used performance of the version of Galleri in the CCGA-2 substudy, as published in the Annals of Oncology in March 2020, restricted to the 50 and over population. CCGA-2 included approximately 6,700 total participants across validation and training sets. For the calculations, we used a 99.3% specificity and observed sensitivity from CCGA-2 by cancer type. For the PPV of unscreened cancers, we included lung cancers as an unscreened cancer as lung cancer screening is only recommended in a high-risk smoking population, which accounts for approximately 33% of all lung cancers, and uptake is less than 15% in that population. We used the prevalence rate of cancer from 2006 to 2015 SEER data to calculate PPV. The pre-specified types of cancer that account for two-thirds of cancer mortality in the United States include anus, colon/rectum, esophagus, head and neck, liver/bile duct, lung, pancreas, gallbladder and stomach. Limitations in the performance findings include potential differences between the newly diagnosed cases in CCGA-2 and a pre-diagnosis population, and potential differences in the population electing screening from the population represented by 2006 to 2015 SEER data.
Galleri identified over 50 types of cancers, over 45 of which lack recommended screenings, and demonstrated a 66% detection rate of Stage II cancers for which there are no recommended screenings in those over the age of 50. Data showed that when our test detected a cancer, it was also able to localize the cancer signal with high accuracy. Early data also suggested that the test preferentially detected cancers requiring treatment, which could potentially reduce the problem of treatment of over-diagnosed cancers.
Robust evidence generation in an intended population
We have validated Galleri in a population that includes participants with confounding indications by enrolling in population-scale clinical studies to help detect cancer and non-cancer across broad populations, including diversity in age, gender, behaviors, non-cancer diseases, environmental exposures, and other differences. Understanding the signals associated with population diversity is important to our ability to account for biological noise and develop high-specificity tests. Our machine learning algorithms are trained to distinguish patterns of cancer from technical and biological noise. This approach is necessary to distinguish genetically heterogeneous cancer cfNA from other cfNA that are indicative of non-cancerous conditions. In March 2020, we published validation data for an earlier-generation version of Galleri in the Annals of Oncology. The data showed performance of our test was consistent across training and validation sets, demonstrating the reliability and reproducibility of the test performance. In addition, as we develop enhanced versions of Galleri, we will validate the performance of these versions. For example, we are pursuing validation of a new version of Galleri in connection with, among other data, the PATHFINDER study and in CCGA-3.
Low false positive rate
In CCGA-2, Galleri achieved high specificity (99.3%), or fixed, single low false positive rate of less than 1%. Because the false-positive rate of each individual cancer screening test is typically independent of the false-positive rate of any other individual screening test, if a patient were to undergo multiple single-cancer screening tests, the false-positive rates could be additive. As Galleri is designed to test for multiple cancers all at once, we expect that it would have a substantially lower false-positive rate as compared to a basket of single-cancer tests, thus potentially reducing the number of unnecessary follow up procedures.
Highly accurate localization of cancer signals
In our CCGA-2 study, when a cancer was detected, Galleri provided the localization of the cancer signal for 96% of the samples, and of these, the test correctly localized the cancer signal in 93% of these cases. The ability to localize cancer signal to anatomic sites or specific tissues will support physician approaches to diagnostic resolution through existing workup pathways.
Early data suggest that Galleri may preferentially detect cancer requiring urgent treatment
Based on early data presented at the 2019 ASCO Annual Meeting, Galleri detected cancers appeared to have a similar prognosis to that expected based on 2006 to 2015 SEER data, whereas cancers not detected by Galleri had had a more favorable prognosis than would be expected based on 2006 to 2015 SEER data, controlling for age, cancer type and cancer stage. These findings were consistent across stages of cancer. This suggests that indolent cancers are unlikely to be detected by Galleri, and Galleri could potentially be an independent indicator of survival.
Simple blood draw
Our Galleri test is administered via a simple blood draw. We believe compliance with a blood-based screening test presents advantages as physicians would be able to order our Galleri with other tests as part of a routine physical examination or wellness examination. The ease of a simple blood test could enhance patient access and compliance by reducing some of the barriers seen in individual cancer screening tests, including the time to schedule and obtain the screening test and access to specialists and equipment.
Investment in enhanced versions of tests
We seek to continually enhance the performance and features of Galleri. By further refining and selecting subsets of highly informative regions for cancer signal detection and localization to reduce panel size, we could achieve deeper coverage and lower sequencing costs. We also aim to further improve the sensitivity of our tests by obtaining deeper coverage and a better understanding of noise and leveraging even larger datasets to further develop our advanced biologically directed machine learning algorithms. We also continue to research and develop multi-omics technologies that have the potential to complement methylation through orthogonal biological information including additional analytes and biofluids such as RNA and urine. We believe RNA may provide an additional unique opportunity to detect cancer, predict the tumor tissue of origin, and determine the cancer subtype. As a result, we have developed a targeted cfRNA assay to study a panel of biomarkers for breast and lung cancers and evaluate their potential to complement methylation. In an early study, data suggested that cfRNA could help detect early stage HR-positive breast cancer and lung adenocarcinoma patients missed by methylation in a small cohort of commercially-sourced samples. We have developed an early platform for extraction of cfNA from urine that is compatible with processing through our targeted methylation platform. This will allow us to evaluate the potential of our technology to increase tumor fraction and improve sensitivity of certain urologic cancers.

Positive physician and patient experience
We are committed to optimizing the test experience for physicians and patients. We believe it is important that test-positive patients are supported as they navigate activities such as scheduling a confirmatory diagnostic procedure and considering therapeutic options.
Our product portal is designed to allow physicians to order our test and obtain patient consent electronically, which is efficient and also helps minimize errors and incomplete user information. Our software systems have the ability to integrate with third-party electronic medical record systems, helping to streamline the test ordering process.
We have developed a user-friendly test report that will be delivered through our secure web portal to licensed, ordering providers and will show whether or not a cancer is detected. If a cancer signal is detected, the test report will show the likely location of the cancer signal (including if multiple origins are detected, by probability of likelihood), as depicted in the sample test report below:

Galleri
Firstname Last | GRAIL ID ID1234567890

Multi-cancer early detection test report

Patient

Name: Firstname Lastname
Patient ID: PathPar1234567890
DOB: 01-JAN-1965
Bio Sex: Female
Email: firstnamelastname@email.com

Sample

Report Date: 15-OCT-2019 / 18:13
Collection Date: 20-DEC-2019 / 21:39

Ordering Physician

Name: Firstname Lastname, MD
Address: 123 Maple St. Unit 321
Rainbow Town, CA 94000
Phone: (123) 456-7890
Fax: (987) 654-3210
Email: Lastnamefirstname@hospital.com

Results

Cancer Signal Detected

Evaluation for cancer should be conducted. Some individuals with this result may not have cancer.

Top Predicted Signal Origin

Head & Neck

Signal Origin(s) Strength

Head & Neck
Cervix
0%
Probability
100%

Included sub-categories of the predicted origins:

Head & Neck: Oropharynx, Hypopharynx, Nasopharynx, Larynx, Lip and Oral Cavity (including Oral Tongue), Nasal Cavity, Paranasal Sinuses, Major Salivary Glands

Cervix: Cervix

This chart displays the probability of the top signal origin(s) predicted by the Galleri test. Galleri's top predicted signal origin was accurate XX% (XX/YY 95% CI XX%) of the time for cancer participants with cancer signal detected in this case-control CCGA (NCT02889978) sub-study[1]. This chart does not provide an indication of the overall likelihood of cancer.

The top one predicted signal origin is shown if the probability of the first signal origin is at least 90%. Otherwise, the top two predicted signal origins are shown. The top-two signal origin was accurate XX% (XX/YY 95% CI X-X%) of the time when the top-one origin was incorrect for cancer participants with cancer signal detected in the case-control CCGA sub-study.

The list of signal origins which can be predicted by the Galleri test is provided in the Method section.

[1] See Specifications section for more details on CCGA sub-study.

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GRAIL
Laboratory Director: Rita Shaknovich MD, PHD | CLIA #05D2154430 | CAP #8149563
1525 O'Brien Dr., Menlo Park, CA 94025 | 833-MY-GALLERI (833-694-2553) | FAX 650-999-9000 | customerservice@grailbio.com
© 2020, GRAIL, Inc. All Rights Reserved. Galleri™ is a trademark of GRAIL, Inc. | 11935 V1 | DD-MMM-YYYY
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For patients who receive a “no cancer signal detected” result, our test report will remind individuals to continue with their standard-of-care cancer screening. For those with a “cancer signal detected” result, our methylation technology provides a predicted tissue localization, which is designed to help physicians determine the appropriate diagnostic workup. We are working with study investigators, key opinion leaders and clinical advisors to develop clear care pathways to help guide diagnostic workups. At commercialization, to support our large self-insured employers, we plan to have entered into agreements with a telemedicine provider that can order Galleri for employees when deemed medically appropriate by such provider and a phlebotomy partner to help support sample collection.
Commercialization
We intend for Galleri to be offered to patients at their existing standard-of-care cancer screening appointments. In those over age 50, Galleri demonstrated a 66% detection rate of Stage II cancers for which there are no recommended screenings. We believe Galleri has the potential to integrate directly into the healthcare delivered to individuals every year who are already going to a physician for their standard-of-care cancer screening. Over time, we expect adopting physicians to recommend our test to be ordered annually as part of an individual’s physical examination or wellness appointment, or when undertaking other screening examinations. Our market research indicates that based on our current test performance, there is a significant portion of the addressable market opportunity we can access even before approval under traditional fee-for-service Medicare reimbursement. While such approval would be needed for broad-based adoption, we expect such approval will take several years to obtain, if at all. We estimate there are 107 million individuals in the United States between the ages of 50-79, a significant segment of which is addressable in the channels we are targeting prior to achieving broad reimbursement.
Our goal is to achieve adoption of Galleri in the United States by:
•increasing market awareness of GRAIL, Galleri and the benefits of multi-cancer early detection;
•developing relationships with large self-insured employers and health systems to initiate early pilot programs and commercial relationships;
•marketing Galleri through concierge physician practices, executive health programs and wellness-based practices;
•pursuing coverage for Galleri with payors;
•implementing a comprehensive real-world evidence program for continued learning, evidence generation for clinical utility, patient outcomes and health economics, ongoing product improvement, and engagement with clinical leaders and partners; and
•partnering closely with the patient and provider advocacy communities to ensure we are taking the right approach to market development.
We have hired and are rapidly hiring additional personnel in our medical affairs and sales and marketing organizations, to engage with the scientific community to help drive awareness of Galleri and DAC as we anticipate commercial launch of these products as LDTs in 2021. Given that our tests could be the first of their kind to be offered in the United States, we believe physician and consumer education will be a key component of our strategy.
Reimbursement landscape for screening tests
Traditional fee-for-service Medicare does not generally cover screening tests, which are considered preventive services, that are performed in the absence of signs or symptoms of illness or injury except if there is a statutory provision that explicitly authorizes coverage of the test. The Medicare Improvements for Patients and Providers Act of 2008 authorizes CMS to cover additional preventive services that are not expressly covered by the statute if the service is (a) reasonable and necessary for the prevention or early detection of an illness or disability; (b) recommended with a grade of A or B by the USPSTF, an independent, volunteer panel of experts in the field of prevention, evidence-based medicine and primary care, and (c) appropriate for Medicare beneficiaries under Part A or Part B. CMS establishes coverage through a national coverage determination (NCD) process. In its discretion, the USPSTF generally waits for FDA authorization before it considers undertaking review of novel technology.
Because multi-cancer early detection is not expressly authorized for coverage by the Medicare statute, a possible pathway for reimbursement is to first obtain FDA authorization, and then obtain a grade of A or B from USPSTF, to enable CMS to issue a NCD. The last cancer screening test to receive a recommendation from USPSTF with an A/B grade and obtain Medicare coverage was low-dose CT for high-risk smokers to screen for lung cancer in 2015.
We are exploring all reimbursement pathways to obtain broad Medicare coverage for Galleri, including working with payors, regulators and policy-makers to explore pathways for coverage and reimbursement. We plan to launch Galleri as an LDT. We plan to pursue approval by FDA of Galleri (or a subsequent, enhanced version of Galleri) by submitting a premarket approval application (PMA) as early as 2023, which we believe will be a requirement prior to certain significant payors, including Medicare, considering coverage of our test. All of these steps could take several years to complete. Accordingly, Galleri will likely not be covered or reimbursed by Medicare for a number of years because currently, coverage decisions for preventive services are not made prior to FDA approval.
Our commercial strategy prior to obtaining Medicare coverage and reimbursement
By demonstrating clinical and economic utility before obtaining broad coverage, we plan to facilitate adoption in the following key channels:
•Large, self-insured employers (estimated total addressable U.S. market: 24 million people). We are targeting self-insured employers with an estimated market of approximately 24 million people over the age of 50 in the United States. Many of these are companies known to offer compelling and innovative health care offerings as part of a way to attract and retain employees. Employers care about their employees and their dependents, and want them to be healthy, working, and productive. It is recognized that both absenteeism and presenteeism (ability to be productive while at work) are important drivers of a productive workforce. As healthcare costs continue to escalate, many employers are looking for greater value from their healthcare related expenditure. Moreover, health benefits have become increasingly important to employees in differentiating corporate benefits and are increasingly important to employers in recruiting and retaining employees. Cancer is one of the top healthcare expenditures for self-insured employers, thereby making early cancer detection a focus area given treating localized cancers are on average half the cost of treating late-staged cancers. We believe our test offering would lead to the detection of a number of early cancers and contribute to improved health outcomes for employees. Other companies, including those providing digital disease management offerings, by contracting with large employers, have been able to gain broad market acceptance and adoption despite lacking Medicare coverage and reimbursement by demonstrating overall healthcare cost reductions and improved clinical outcomes.
•Progressive, integrated health systems (estimated total addressable U.S. market: 27 million people). By helping detect signals for cancer early, Galleri has the potential to improve population health. Many of the nation’s premier healthcare institutions have robust programs in population health management and precision medicine. We believe these programs lend themselves to innovative partnerships with us. In addition, by leading to the detection of more cancers, we believe health systems would not only have the potential benefit of improved health for patients but could also gain revenue from diagnostic workup and treatment of the detected cancers. One of our planned strategies upon commercial launch is to offer Galleri at select certain regional health systems, which could help them to attract new patients by offering a comprehensive cancer screening service that is not available at competing health systems in the region.
•Physician-directed channels, including concierge practices and executive health programs (estimated total addressable U.S. market: 1 million people). We believe Galleri could be compelling to physicians whose clients are focused on preventive health and wellness and have the financial means to enroll in these programs. In addition, with the growth of the oldest populations in the United States, there has been increased focus on cancer. The physician practices we are targeting are known to offer innovative, cutting-edge health offerings and market research suggests the members are willing to invest in differentiated and leading healthcare. Through telemedicine, health conscious individuals will be able to ask their physician to order the test for them without necessitating a doctor’s visit. We believe there are approximately 1 million people in the United States who have a concierge doctor or participate in an executive health program. Initial engagement with these practices has been positive, with several contracted practices in advance of our launch of Galleri.
We are also in discussions with health plans and insurance groups to engage in pilot programs to demonstrate the potential economic and clinical utility of Galleri. These plans include Medicare Advantage plans, which generally must cover all of the services that traditional Medicare covers, but they have the discretion to offer their enrollees additional or supplemental benefits not otherwise covered under traditional Medicare, including those enrollees may elect to pay extra to receive coverage. We believe a number of health economic studies we are conducting could also support the economic impact of Galleri in the long term as a way to reduce overall healthcare costs and overall spend in these plans and insurance groups.
Our initial commercial focus will be in the United States. However, we believe markets outside the United States could present significant market opportunity. For example, we believe countries with single national payors may be interested in our technology due to its potential to enable more efficient utilization of healthcare resources and potentially reduce cancer-specific mortality across the population.
Diagnostic Aid for Cancer Test
Every year in the United States, more than 12 million patients are subject to potentially invasive and time- consuming diagnostic workups. We estimate 2.4 million of these patients are already referred to a specialist doctor for a cancer diagnostic workup, and this represents our initial addressable market for DAC in the United States. Many of these patients, particularly those with non-focal symptoms, undergo several months of tests before they receive a cancer diagnosis. Our engagement with physicians indicates they would value tools to help triage cases with non-localizing concerning signs and symptoms, equivocal imaging or lab findings, where biopsy may be challenging due to anatomy or concurrent medical conditions, or where there has been other failure to make a diagnosis. To accelerate diagnostic resolution for patients with a clinical suspicion of cancer, we are developing DAC to help physicians achieve resolution quickly and cost effectively. We will initially focus our commercial efforts on specialist physicians (such as pulmonologists, gastroenterologists, otolaryngologists, and hepatologists)

and suspicion of cancer clinics. We expect to launch DAC as an LDT in the second half of 2021 after our launch of Galleri.
In addition to helping physicians obtain a diagnosis more quickly when a cancer is detected, DAC is designed to provide more detailed information about the localization of the cancer signal, potentially reducing the scope, cost and length of time associated with diagnostic workups absent DAC. A hypothetical clinical scenario demonstrating how DAC might be used in this manner is shown below:
In the diagram below, we modeled the estimated performance of DAC based on results from the CCGA-2 clinical study in a hypothetical population of 1000 individuals. We assumed the distribution of cancers in this hypothetical population to be similar to data from the Multidisciplinary Diagnostic Centre pilot study conducted from 2016 through 2018 in the United Kingdom jointly funded by Cancer Research UK and the National Health Service, which pilot study population consisted of patients referred by their general practitioner because of non-specific but concerning symptoms that could indicate cancer. The estimated performance of DAC in the hypothetical population was based on results from the CCGA-2 clinical study in a sub-cohort of patients enrolled with clinically presenting cancers. We estimated PPV and NPV of DAC at three levels of cancer prevalence (3%, 30% and 50%). PPV is the probability that there is truly a cancer present when the test is positive, and the NPV is the probability that there is no cancer present when the test is negative. Both PPV and NPV vary with disease prevalence. In this model, we assumed a population size of 1,000 individuals at cancer prevalences of 3%, 20% and 50%. The “number needed to test” is the estimated number of tests needed to detect one cancer.
More than 10 million of the over 12 million patients that are subject to potentially invasive and time-consuming diagnostic workups present with non-specific signs and symptoms to primary care physicians. There are numerous causes for these symptoms, including cancer, and primary care physicians either initiate diagnostic odyssey while others may refer these individuals to specialists. We believe an enhanced version of DAC will be a useful aid to help primary care physicians better determine next steps. To support our launch of DAC as an LDT, we plan to validate our test using samples from our CCGA study, which has completed enrollment and is in ongoing follow-up. We plan to conduct additional clinical studies in individuals with concerning non-specific symptoms, but who are not currently indicated for a cancer workup, in an effort to expand the adoption of DAC in this population. We anticipate initiating this study in the first half of 2021, and subject to favorable results, we expect potential uptake of DAC in this expanded patient population as early as 2023.
We believe that the health benefit of a targeted and faster diagnosis could support reimbursement and coverage of DAC as a medical benefit. DAC is intended to be a diagnostic product, and we believe we could obtain Medicare coverage and reimbursement in the next several years.
Future product opportunities
Our platform has provided us with insights into cancer biology that have helped us develop potential products for post-cancer diagnostic uses and could help fuel enhanced versions of Galleri and DAC. As we study additional analytes and grow our data sets with additional real-world data collected with use of our tests, we seek to develop additional applications of our platform.
Minimal residual disease and recurrence monitoring
We believe that our technology platform could address current challenges with MRD testing, which is used in pharmaceutical trials and clinical settings to detect the presence or absence of residual disease and inform treatment decisions, including identifying patients who may be eligible for adjuvant therapy. There are numerous companies that have commercialized MRD products. The majority of these currently available tests require tissue samples, and processing time can take over three weeks. These tests typically require development of patient-specific assays after tissue sequencing, which complicates the workflow, contributes to the long turnaround time and has the potential to delay treatment decisions.
We believe our technology could enable a blood-based MRD detection solution without the need for a personalized assay. Importantly, this would reduce operational complexity and enable delivery of results in approximately 10 days as compared to multiple weeks with current tissue-based approaches. Because sensitivity in this setting is critical, we are developing a flexible approach to perform personalized analysis that can be informed by a baseline plasma sample or tissue, if available. We believe that this approach could provide comparable sensitivity to current bespoke assay approaches and potentially provide us with a timing and complexity advantage. We have not validated our MRD test and will need to conduct clinical studies in order to do so. We are seeking to validate the performance of our test in MRD settings in collaboration with pharmaceutical partners and we anticipate reporting data from these initial studies in the first half of 2021.
We believe the MRD setting represents a significant opportunity with biopharmaceutical companies given the estimated 1,800 ongoing oncology studies as of July 31, 2020 and the significant need to identify residual disease or recurrence early to help inform treatment decisions.
Patients with cancer, primary or metastatic, following completion of therapy, often require monitoring for possible progression. Many metastatic patients may remain on maintenance therapy during the remainder of their lives or are routinely monitored for cancer recurrence. We believe our MRD test could also help monitor for early signs of cancer recurrence in cancer survivors. Recurrence monitoring can be used to identify signs of early progression as well as therapeutic response or non-response and to guide further workup of the patient. Often patients are monitored with imaging or other modalities that may not detect recurrence as efficiently as a blood test due to both imaging intervals and insensitivity for very small tumors. Following a potential launch of our MRD test, we plan to develop a recurrence monitoring and therapy response test to serve this market, which we estimate to include over 16.9 million cancer survivors in the United States.
Potential enhancements to Galleri and DAC
We seek to continually enhance the performance and features of our tests, and invest in enhancing our core targeted methylation platform through improvements designed to achieve higher efficiency and scalability. We also aim to further improve the sensitivity of our tests by obtaining deeper coverage and a better understanding of noise and leveraging even larger datasets to further develop our advanced biologically directed machine learning algorithms.
Beyond improvements to our methylation technology, we also continue to research and develop multi-omics technologies that have the potential to complement methylation through orthogonal biological information including additional analytes and biofluids such as RNA and urine. We believe RNA may provide an additional unique opportunity to detect cancer, predict the tumor tissue of origin, and determine the cancer subtype. As a result, we have developed a targeted cfRNA assay to study a panel of biomarkers for breast and lung cancers and evaluate their potential to complement methylation. In an early study, data suggests that cfRNA could help detect early stage HR-positive breast cancer and lung adenocarcinoma patients missed by methylation in a small cohort of commercially-sourced samples. We have developed an early platform for extraction of cfNA from urine that is compatible with processing through our targeted methylation platform. This will allow us to evaluate the potential of our technology to increase tumor fraction and improve sensitivity of certain urologic cancers.
Capabilities and future research
With respect to product development, we believe we are only in the beginning of our journey. Our rigorous, comprehensive, and multi-omics discovery efforts have already enabled us to build unique technologies and develop a powerful platform for early detection. Moving forward, we will continue to research and develop technologies that have the potential to complement and enhance our capabilities. We believe that our multi-omics technology platforms, including, for example, our technology related to interrogating mutations, chromosomal alterations and RNA could generate additional product opportunities, including for diseases other than cancer. We have conducted early research and development in areas such as immunology. In addition, we have approximately 100,000 participant samples and longitudinal data from our STRIVE clinical study, the large proportion of which we may use for any type of research, including with collaboration partners. We plan to augment our existing data sets with additional clinical trials and studies over time as well as data obtained through commercial use of our tests and our patient registry. We believe these additional datasets could potentially drive improved performance and functionality of our technology platform. We also plan to leverage relationships, including with academic and industry partners, to help expedite bringing potential new applications of our technology to market. The diagram below represents the magnitude of our data—over 12.5 petabytes of unprocessed, high quality, genomics data:

Our Clinical Studies
We believe we are building one of the largest data sets of linked demographic, clinical, and genomic information through our foundational clinical trials for which more than 115,000 subjects are already enrolled. As of August 31, 2020, we have reported clinical study data using samples from approximately 9,500 participants. Together with our partners at leading academic cancer institutions and large community networks, we have initiated large, prospective, multi-center clinical studies to support development of our technology platform which has led to Galleri and DAC.
Our studies include the collection of blood and, as available, tissue samples, demographic data, patient-reported data, and clinical medical data from participants. Clinical information, demographics, and medical data relevant to cancer status are collected from participants at time of enrollment and at regular intervals during a follow-up period. We integrate this information with the data created from sequencing the samples and utilize these data to both train and validate our early cancer detection tests with a pre-specified statistical analysis plan. Importantly, these are longitudinal studies and, in many cases, participant medical information will be kept current for a number of years.
Our clinical studies are summarized in the table below:
Importantly, these studies provide our assays and algorithms with inputs generalizable to the intended use population’s diversity across multiple characteristics including age, gender, behaviors, non-cancer diseases, environmental exposures, and other differences. We believe understanding and cataloging this diversity will enable us to develop tests with high-specificity cancer signal identification.
Circulating Cell-Free Genome Atlas Study
CCGA is an observational, case-controlled study with longitudinal follow-up that enrolled 15,254 participants, 56% with newly diagnosed cancer inclusive of both early- and late-stage disease, and 44% without a known diagnosis of cancer. The study is being used to discover, train, and validate Galleri and DAC, and to date we have used samples from approximately 7,287 participants for such purposes. We completed enrollment of our CCGA study in February 2019, and follow-up on participants is ongoing.
The goals of CCGA include development and evaluation of models to distinguish cancer from non-cancer cfDNA and identification of classifiers for the cfDNA localization of cancer signals. By enrolling people who have cancer and people who do not, we are able to characterize cfDNA profiles by tumor type and tumor stage, and compare these signals to participants without cancer. Understanding the signals associated with population diversity is important to our ability to account for biological noise and develop high-specificity tests. Our machine learning algorithms are trained to distinguish patterns of cancer from technical and biological noise. This approach is necessary to distinguish genetically heterogeneous cancer cfNA from other cfNA that are indicative of non-cancerous conditions. As a result, we sought to enroll participants with confounding indications across broad populations, individuals with varied age, sex, cancer risk factors such as smoking status, body mass index and comorbid conditions, to increase the generalizability of this population.
We are evaluating data from the CCGA study in three sub-studies, each as described below.
CCGA-1
In CCGA-1, our first CCGA sub-study of approximately 2,800 participants, we investigated various approaches for the detection of cancer and the localization of cancer signals, including through interrogation of cancer-derived mutations (single nucleotide variants and small variants), chromosome alterations (copy number and fragment features such as length and endpoint analysis through whole-genome sequencing), and methylation patterns (through WGBS). The data showed that WGBS (the methylation-based assay studied) outperformed the other prototype assays. Additionally, the methylation-based assay performed better at localization of the cancer signal. After comprehensive analysis of whole-genome methylation patterns, we discovered highly informative and low noise methylation regions for cancer detection and signal localization. Based on these results, an enhanced version of our methylation technology was advanced into further development, using a targeted methylation approach that had superior performance and lower costs compared to whole-genome methylation. Data from this sub-study were shared in several oral and poster presentations at multiple major medical conferences in 2018, including the AACR Annual Meeting, the ASCO Annual Meeting, and the ESMO 2018 Congress. Many of the cancers detected with high sensitivity were associated with high mortality (greater than 50% five-year cancer-specific mortality).
CCGA-2
The primary objective of the CCGA-2 was to train and validate a classifier for cancer versus non-cancer and localization of cancer signal utilizing an improved version of our targeted methylation assay. The second pre-specified CCGA sub-study included approximately 6,700 total participants across validation and training sets, with 4,487 participants from CCGA and 2,202 from STRIVE. Of the total participants, 2,482 participants had previously untreated cancers and 4,207 participants did not have cancer). More than 50 primary cancer types across all clinical stages were represented.
Results of the CCGA-2 sub-study were published in the Annals of Oncology in March 2020 and demonstrated that Galleri could detect multiple types of cancer, including many cancers that lack recommended screenings, from a single blood draw with very high specificity. Data was evaluated in both training and test sets, and performance was comparable across the two analyses. At greater than 99% specificity, Stage I-III sensitivity for a pre-specified set of 12 deadly cancer types, that together account for approximately 63% of U.S. cancer deaths annually, was approximately 67% and for all cancers was approximately 55%. The localization of the cancer signal was identified correctly in more than 90% of positive tests.
CCGA 3
CCGA-3, our third CCGA sub-study, is designed to further validate Galleri in a large cohort of participants with and without cancer. CCGA-3 is using samples obtained from the CCGA study, which is fully enrolled and in ongoing follow-up. We plan to utilize data from CCGA-3 to help validate the version of Galleri we expect to launch as an LDT in 2021. We have not processed any samples obtained from the CCGA-3 study and therefore have not reported any results from this study.
PATHFINDER
In December 2019, we initiated PATHFINDER, a prospective, interventional multi-center study evaluating an earlier version of Galleri in clinical practice. PATHFINDER is our first study that returns results to physicians and participants, and will evaluate how these test results affect diagnostic and care pathways in a screening population. PATHFINDER will enroll approximately 6,200 participants across several health systems. As of August 31, 2020, we have enrolled approximately 2,585 individuals and are returning test reports to these individuals on an earlier version of Galleri in accordance with the study protocol. We have not reported any results from the PATHFINDER study. PATHFINDER is being conducted pursuant to an FDA-approved investigational device exemption (IDE) application. We believe the real-world insight into the clinical use of our test is an important step on our path toward commercialization. We plan to utilize a subset of data from our PATHFINDER study to help validate the version of Galleri that, absent a further delay in enrollment due to the pandemic caused by the novel strain of coronavirus (COVID-19), we plan to launch as an LDT in 2021. We have not processed any samples obtained from the PATHFINDER study to validate the version of Galleri we plan to launch as an LDT.
STRIVE
STRIVE is a prospective, observational, longitudinal cohort study that enrolled 99,252 women, and samples from a subset of such women will be used to help validate Galleri in an asymptomatic and intended use population without a known cancer at the time of enrollment. This study was initiated in February 2017 and completed enrollment in November 2018. Each participant, at the time of their regular screening mammogram, had a blood draw at the time of their mammogram. Participants diagnosed with any type of cancer will have additional blood draws. Participants will be followed for 30 months and thereafter, if they develop cancer, through state and national cancer registries. We are collecting demographic information such as age, race, and ethnicity, in addition to clinical information including cancer diagnoses, treatment, cancer specific mortality, and overall survival. We have not reported any results from the STRIVE study. We estimate approximately 1,500 cancer events to develop in this population at one-year follow-up. Pending discussions with FDA that are ongoing regarding the data requirements for PMA submission, we anticipate using a subset of data from the STRIVE study, along with other data, in support of an application for PMA approval of a subsequent version of Galleri following the launch of Galleri as an LDT. We utilized 2,202 samples for validation of an earlier version of Galleri and used approximately 1,700 of these samples in a training set to support the version of Galleri we intend to launch as an LDT. See “Risk Factors—Our multi-cancer detection tests are a new approach to cancer screening, which present a number of novel and complex issues for FDA review. Because FDA has never cleared or approved a multi-cancer detection test, it is difficult to predict what information we will need to submit to obtain approval of a PMA from FDA for a proposed intended use, or if we will be able to obtain such approval on a timely basis or at all.”
SUMMIT
SUMMIT is a prospective, observational, longitudinal cohort study that is being conducted in London, United Kingdom. The study is designed to enroll approximately 25,000 men and women who do not have a cancer diagnosis at the time of enrollment. We initiated enrollment in our SUMMIT study in April 2019, have enrolled approximately 11,639 individuals to date and expect to complete enrollment as early as 2021, although this may be delayed as a result of a suspension of enrollment due to the COVID-19 pandemic. Participants are at high-risk of lung and other cancers due to a significant smoking history. Participants will provide three serial (annual) blood draws and be followed annually for two years and thereafter be followed through national health registries for up to ten years from the last patient enrolled. The primary endpoint is cancer incidence, which will be used to assess the test performance for sensitivity, specificity, PPV, and negative predictive value. We plan to use a subset of data from the SUMMIT study to further validate Galleri in an additional intended use population.
Our SUMMIT study is also designed to demonstrate clinical utility in a high-risk population due to significant smoking history by comparing performance in detection of lung and other smoking-related cancers to that of LDCT. We hope to generate clinical utility data in this population, which may help support reimbursement of our product for certain uses from both public and private payors in this population.
Scalable Data Collection and Analysis Capabilities
Central to the development of our data platform is our ability to collect and manage high-quality demographic and clinical data and integrate those data with large genomic data sets. Our state-of-the-art machine learning algorithms analyze subtle and complex signals in data generated through our clinical studies. We believe our powerful data-computing platform is difficult for others to replicate, and will continue to drive performance improvements to our test as we accumulate more data over time. To process and analyze the substantial data sets produced by our population-scale, multi-center clinical studies, we engineered custom technology infrastructure and cloud-based tools for electronic data capture system, laboratory automation, data storage and retrieval, and distributed computing. We believe our cloud-based parallel computing approach could potentially reduce turnaround time in our product.
Our custom electronic data capture system enables flexible paperless workflows and utilizes application programming interfaces to collect electronic medical record data. In addition, we also built tools to automate laboratory workflows. These workflows significantly reduce manual transfers of data, allow for real-time monitoring of operational metrics improving overall quality, and automatically upload all trackable records from instruments to our cloud storage. The operational data collected enables us to maintain high-quality standards in our laboratories, and we believe our automated solutions enable reduction in errors and improve repeatability and consistency.
We automatically back up our clinical, operational, and genomic data in the cloud as well as on premises. Our data storage and retrieval approach also enables us to collate clinical, operational and genomic data more easily, as it minimizes errors resulting from data transfers. We use sophisticated methodologies designed to encrypt and store data securely and in compliance with applicable laws and regulations. Our quality assurance and risk management functions follow best practices that are designed to comply with various global data privacy and security regulations and address applicable regulatory requirements on an ongoing basis.
Competition
There are other companies, such as AnchorDx, ArcherDx, Inc., Burning Rock Biotech Limited, Exact Sciences Corporation, Freenome Inc., Guardant Health, Inc., Laboratory for Advanced Medicine, Singlera Genomics, Inc. and Thrive Earlier Detection Corp. that have stated that they are developing tests to detect cancer early, including some that will use cfNA analyses. Some of these companies may have substantially greater financial and other resources than we have, such as larger research and development staff and well-established marketing and sales forces, or may operate in jurisdictions where lower standards of evidence are required to bring products to market. For example, we are aware that some of our competitors have conducted large-scale clinical trials, including Guardant Health (10,000 in colon cancer), Exact Sciences (12,500 in colon cancer); Freenome (14,000 in colon cancer); Burning Rock Biotech (14,000 in cancer); and AnchorDX (10,500 in pulmonary nodules). In addition, other established diagnostic, medical technology, biotechnology, or pharmaceutical companies may decide in the future to invest heavily to accelerate discovery and development of similar tests that could make our tests less competitive. If any tests marketed or being developed by our competitors do not perform to expectations or cause harm or injury to patients, it may result in lower confidence in early cancer detection tests in general, which could potentially adversely affect confidence in our product.
Given the numerous and rigorous requirements for a successful cancer detection test, we do not believe many companies would have the financial resources to invest in population-scale clinical trials and rigorous analytics to compete with our products. Further, among companies pursuing an early-detection product, we believe we are substantially differentiated by our robust intellectual property portfolio, extensive research, rigorous and objective approach, and multidisciplinary capabilities which leverage the power of next-generation sequencing, population-scale clinical studies, and state-of-the-art computer science and data science to disrupt the ordinary course of symptomatic, late-stage cancer diagnosis and treatment.
Additionally, DAC and MRD, if successfully developed, would compete against a number of companies that are working to leverage blood-based technologies to improve cancer care. Many companies currently provide or are developing technologies focused on improving cancer care after a diagnosis of cancer is made, including enabling selection of therapy, monitoring of therapy, or detection of relapsed disease. We believe DAC has the potential to be the first blood test in the diagnostic aid category and MRD test’s ability to provide a blood-based detection solution without the need for a personalized assay and with or without tissue in a fast turnaround time compared to competitors could provide us with a competitive advantage.
Intellectual Property
Our success depends in part on our ability to obtain and maintain intellectual property protection for our products and technology, including by seeking and maintaining patent protection, protecting our trade secrets and other proprietary information, obtaining and maintaining our licenses to use intellectual property owned by third parties, and continually evaluating third-party technologies for further licensing opportunities. We also seek trademark protection where appropriate to protect the names that identify us as the source of our products and services.
We own certain patent applications and intellectual property and exclusively license certain patents, patent applications, and other intellectual property from third parties, including The Chinese University of Hong Kong. Our patent portfolio broadly relates to methods, techniques and chemistry used to generate and analyze data using our proprietary bioinformatics and classifiers, including, for example, cfNA sequencing, marker panels, methylation signatures, bioinformatics techniques and biologically directed machine learning classifiers, which are incorporated into Galleri and DAC. We have also entered into certain supply and commercial agreements with various vendors and suppliers under which we receive rights to their intellectual property for use in our products. Our material licenses and other agreements are described in more detail below.
As of August 31, 2020, we have exclusive licenses to more than 230 issued or granted patents and more than 200 pending patent applications globally, including 30 issued U.S. patents. We also own or co-own more than 170 pending patent applications globally, including more than 90 pending U.S. non-provisional and provisional patent applications. Our patent portfolio includes at least 40 patent families related to sequencing, library preparation and enrichment (4 patent families with none yet granted and 6 pending applications), marker panels (10 patent families with none yet granted and 12 pending applications), methylation profiling (7 patent families with 45 granted and 69 pending applications), and bioinformatic techniques and classifiers (19 patent families with none yet granted and 30 pending applications), many of which we believe cover, or will cover, various aspects of Galleri, DAC and MRD. Our patent portfolio also includes, granted patents and pending patent applications directed to other technologies, including, for example, error correction for identifying somatic variants and variant based assessment of cancer, sequencing based assessment of copy number aberrations in cancer, fragment length assessment in cancer detection, fragmentation based assessment of cancer and viral based assessment of cancer.
Our licensed patents and patent applications will begin to expire, at the earliest, in 2028. The patent applications that we own, if issued as patents, would be expected to expire at the earliest in 2037. The term of these patents depends upon the laws of the countries in which they are obtained, and is commonly 20 years from the earliest date of filing of a non-provisional patent application. A provisional patent application is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the provisional patent application. If we do not timely file non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. In the United States, patent term adjustments may be available depending upon the time the United States Patent and Trademark Office takes to examine and eventually issue a patent, and the patent term may be shorter than 20 years if the patent application claims the priority of an earlier application. The protection of patents may vary on a country-by-country and claim-by-claim basis, which can vary the scope of protection afforded by such patents. In addition, we must generally pay fees to maintain our patents annually or at other specified intervals, or risk the patent lapsing. We cannot provide any assurance that any of our current or future owned or licensed patent applications will result in the issuance of patents, or that any of our current or future owned or licensed issued patents will effectively protect any of our products or technology or prevent others from commercializing competitive products or technology.
License Agreements with The Chinese University of Hong Kong
We have entered into five license agreements with The Chinese University of Hong Kong, each on substantially similar terms and with two dated April 7, 2016 and three dated May 29, 2017. Pursuant to these agreements, The Chinese University of Hong Kong has granted exclusive, worldwide intellectual property licenses to us for the use of certain nucleic acid sequencing and analysis technologies in all fields under one license and in all fields except prenatal diagnostics, prognostications, or analysis under four licenses. The Chinese University of Hong Kong reserves the right to use its technology for internal research and education purposes and for fulfilling governmental contractual obligations (to the extent they exist). Three of the licenses are subject to certain non-exclusive license rights granted by The Chinese University of Hong Kong to a certain third party, solely for such third party’s internal research purposes in the field of cancer detection, cancer prognostication and other analysis for the screening and management of cancer.
We have paid The Chinese University of Hong Kong approximately $2.1 million pursuant to these license agreements. To the extent our products use the licensed technology, we are also required to pay The Chinese University of Hong Kong low single-digit royalties on net sales of such products, subject to minimum annual guarantees, which began in 2018. In addition, if we sublicense the licensed technology, we are obligated to pay The Chinese University of Hong Kong a specified portion of the revenue we receive from sublicensing. Our royalty and sublicense payment obligations with respect to each license for each product containing any licensed technology extends until the expiration or termination of such license, which shall be the later of a low double digit number of years from our payment of the license issue fee or expiration of the last-to-expire licensed patent. We are additionally obligated to reimburse The Chinese University of Hong Kong for all costs and expenses related to the filing, prosecution, maintenance, defense of the licensed patents and patent applications.
Under these license agreements, we are obligated to use specified efforts to reach milestones relating to the development and sale of products that use The Chinese University of Hong Kong’s technology, and our failure to do so could result in termination of the license agreements. The Chinese University of Hong Kong may also terminate the agreement under certain other circumstances, such as our uncured material breach of the agreement or cessation of our business. We may terminate the agreement at any time at our convenience provided we give The Chinese University of Hong Kong a certain period of notice. We can also terminate the agreement for The Chinese University of Hong Kong’s uncured material breach.
Trade Secrets
We also rely on trade secret protection for our confidential and proprietary information. Included in our trade secrets are the data from our genomics studies, various aspects of the operation of our laboratories, and various aspects of the algorithms used to process our data. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, contractors, and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology via unauthorized means, such as hacking by private or state actors. Although state and federal courts in the United States are generally willing to protect trade secrets, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.
For further discussion of the risks relating to our intellectual property, see “Risk Factors—Risks Related to Intellectual Property.”

Facilities
Our principal office and laboratory is approximately 74,300 square feet and located at 1525 O’Brien Drive, Menlo Park, California. We amended the related lease in June 2017 to add approximately 57,400 square feet at 1605 Adams Drive, Menlo Park, California. Our lease expires in 2026 and we have an option to extend the lease for an additional five years.
In June 2020, we entered into an agreement to lease approximately 200,000 square feet of a building in Durham, North Carolina. We will commence construction of a laboratory and office space at this location. Our lease expires in 2033 and we have three separate options to extend the lease, each for an additional five years.
In 2018, we received a Clinical Laboratory Improvement Amendments of 1988 (CLIA) Certificate of Registration from CMS for our laboratory in Menlo Park, California, to begin conducting moderate and high complexity testing, subject to inspection to determine compliance with the CLIA regulations. In 2019, we obtained College of American Pathologist (CAP) accreditation for our Menlo Park facility. Before we are able to offer Galleri, DAC or any other tests at our Durham, North Carolina laboratory, when and if we are able to complete construction, we will also be required to validate the tests and provide the required notifications to the regulatory and accrediting bodies that regulate our North Carolina laboratory.
We believe that our Menlo Park facility is sufficient to meet our current and anticipated near-term needs; however, we anticipate that as our products gain broader adoption and we develop additional products, we may need to utilize the Durham laboratory to meet commercial demand and internal research and development needs.
Key Relationships
Supply and Commercialization Agreement with Illumina
In January 2016, we entered into a supply and commercialization agreement with Illumina. The agreement was amended and restated in February 2017, and subsequently amended in September 2017 and December 2019. Under the terms of the agreement, we agreed to pay to Illumina a high single-digit royalty, subject to certain reductions, in perpetuity on net sales generated by our products or revenues otherwise generated or received by us regardless of whether these products incorporate any Illumina intellectual property, subject to certain exceptions, in the field of oncology.
Under the Illumina Agreement, Illumina granted us non-exclusive rights to use certain Illumina know-how and technology with Illumina products purchased under the agreement, and we granted Illumina an irrevocable, perpetual, worldwide, fully paid-up, and royalty-free license covering improvements to certain Illumina know-how and technology. Pursuant to the agreement, we were also required to develop a small-variant targeted plasma assay and deliver it to Illumina, which we have done. We retain ownership of the intellectual property generated by the development of this assay, and we have granted Illumina an irrevocable, perpetual, non-exclusive license to use any of the intellectual property embodied in this assay, with certain limitations on sublicensing.
The term of the Illumina Agreement is 10 years, subject to two-year automatic renewal periods unless one of the parties terminates prior to such renewal period; however, the term is limited to a maximum term of 20 years. The agreement may also be terminated by either party for uncured material breach or bankruptcy or insolvency of the other party. Illumina may terminate the agreement if it is notified by any regulatory authority that our performance under the agreement materially violates an applicable law or due to a change of control of GRAIL involving a competitor of Illumina. Upon the termination of the agreement for any reason, the licenses granted to us by Illumina under the agreement would terminate but our licenses to Illumina survive the termination of the agreement. Our royalty payment obligations also survive the termination of this agreement.
Relationship with The Chinese University of Hong Kong
In addition to the five license agreements described above under “—Intellectual Property,” we have also entered into collaboration agreements with The Chinese University of Hong Kong.

In August 2017, we entered into a Contract Research Agreement with The Chinese University of Hong Kong, which replaced a Collaborative Research Agreement that we acquired in connection with our acquisition of Cirina Limited. Under the terms of the Contract Research Agreement, we agreed to collaborate with Professor Yuk Ming Dennis Lo’s laboratory at The Chinese University of Hong Kong to develop novel approaches to the study of cfNA for screening, prognostication, or diagnosis of diseases or therapy selection. The Contract Research Agreement has a term of four years, over which we have agreed to pay up to $19.5 million. Under the agreement, The Chinese University of Hong Kong transferred and assigned full right, title, and interest in all current and future invention, discovery, algorithm, information or data, whether patentable or unpatentable, and any other intellectual property and proprietary rights conceived, created, or reduced to practice in performance of the research project to us (with exceptions to the extent there is an application to noninvasive prenatal testing, diagnosis, or screening). During the term of the agreement, The Chinese University of Hong Kong may not, without our prior written consent, conduct research for any other commercial party in the field of cfNA (other than prenatal) screening, prognostication, or diagnosis of diseases. In April 2019, we sublicensed to Take2 Health Limited, a company affiliated with Professor Lo, an exclusive, sublicensable, royalty-bearing, worldwide license to certain patents rights under our licenses with The Chinese University of Hong Kong solely in the field of screening, detection, prognostication and monitoring of nasopharyngeal cancer (NPC) and EBV-associated cancers.
Government Regulation
We are subject to complex and frequently changing national, state, and local laws and regulations that govern various aspects of our business. In many jurisdictions, including the United States, the clinical laboratory and medical device industries must operate in accordance with extensive and complex legal standards, including laws and regulations related to certification, licensing, development, research, testing, manufacturing, laboratory operations, distribution, ordering and billing practices, advertising, promotion, marketing, sales and pricing practices, anti-markup practices, health information privacy and security, and consumer protection and unfair trade practices.
In the United States, the laws and regulations governing the marketing of diagnostic products are evolving, extremely complex, and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Clinical laboratory tests are regulated under the CLIA, as well as by applicable state laws. In addition, the Federal Food, Drug and Cosmetic Act (FDC Act) defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals. The tests we are developing are considered by FDA to be subject to regulation as medical devices. Among other things, pursuant to the FDC Act and its implementing regulations, FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. Although FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, FDA has historically exercised its enforcement discretion and not enforced certain applicable provisions of the FDC Act and regulations with respect to LDTs.
U.S. Regulation
Clinical Laboratory Improvement Amendments of 1988 (CLIA)
We will be required to obtain and hold certain federal and state licenses, certificates, and permits to offer our products in the United States through our laboratory facility in Menlo Park, California, and when constructed, our Durham, North Carolina facility. In 1988, Congress passed CLIA, establishing rigorous quality standards for laboratories in the United States that perform testing on human specimens for the purpose of providing information for the diagnosis, prevention, or treatment of disease or impairment of, or the assessment of the health of, human beings. Such testing may also include procedures to determine, measure, or otherwise describe the presence or absence of various substances or organisms in the body.

CLIA requires such laboratories to be certified by the federal government and mandates compliance with ongoing requirements intended to ensure the accuracy, reliability, and timeliness of medical test results. CLIA certification is also a prerequisite to be eligible to bill federal and state healthcare programs, as well as many commercial third-party payors, for laboratory testing services. In 2018, we applied for and received a CLIA Certificate of Registration from the CMS for our Menlo Park, California laboratory to begin conducting moderate and/or high complexity testing, subject to inspection to determine compliance with the CLIA regulations, and a Clinical Laboratory Certificate of Deemed Status from the State of California Department of Public Health. Our CLIA certification could be revoked if we fail to meet compliance requirements. In 2019, our Menlo Park, California laboratory also received a Clinical and Public Health Laboratory License from the California Department of Public Health and accreditation from CAP. Our Durham, North Carolina laboratory is not CLIA-certified to offer any tests, and we will need to seek CLIA certification to conduct tests at this location. In order to obtain such certification, we must validate the test (ensure and document that the test provides accurate and reliable test results) and add the applicable specialty or subspecialty to our test menu. Before introducing and reporting patient results from an LDT, a laboratory is required to establish the specifications for a variety of performance characteristics, including accuracy, precision, analytical sensitivity, analytical specificity, reportable range, and reference interval. Such analytical validation is based on, among other things, the specific conditions, staff, and equipment of the particular laboratory.
Prior to offering a new test at our laboratory, we must also satisfy certain notification requirements to change our testing menu. For example, we will inform relevant regulatory and accrediting bodies, CMS, the California Department of Public Health Laboratory Field Services, and CAP that we are adding a new test to our menu. At their discretion, any of these entities may inspect our clinical laboratory at any time. In connection with CLIA certification, our laboratory is subject to routine survey and inspection every other year, as well as additional random or “for cause” inspections. Under CLIA, a survey is generally conducted every two years by CMS, a CMS agent (typically a state agency), or, if the laboratory holds a CLIA Certificate of Accreditation, a CMS-approved accreditation organization (for example, CAP). The routine biennial survey includes review of the laboratory’s analytical validation of any LDTs performed by the laboratory. Our CLIA certification for our products may be revoked if we fail to meet compliance requirements, such as those related to proficiency testing, facilities administration, quality, and personnel.
Penalties for non-compliance with CLIA requirements include a range of enforcement actions, including suspension, limitation or revocation of the laboratory’s CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil monetary penalties, civil injunctive suit or criminal penalties.
CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states have implemented their own more stringent laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications and obtain licenses, specify certain quality control procedures and facility requirements, or prescribe record maintenance requirements. For more information on state licensing and other requirements, see“—California Laboratory Licensing,” “—New York Laboratory Licensing,” and “—Other State Laboratory Licensing Laws.”
State Licensing Laws
In addition to the federal certification requirement for laboratories under CLIA, licensure is or will be required for our laboratories under state law. We have obtained from the State of California Department of Public Health a Clinical Laboratory Certificate of Deemed Status and Clinical and Public Health Laboratory License, which subjects our clinical laboratory to inspection and accreditation by CAP, for our Menlo Park laboratory. We will need to obtain a similar certificate from the North Carolina Department of Health for our Durham laboratory.
California State Laboratory Licensing Laws. We are required to maintain in-state licenses to conduct testing in California. The state laboratory licensure requirements establish standards for the day-to-day operation of a clinical laboratory, including the training and qualifications required of personnel, quality control, and proficiency testing. If our clinical laboratory is out of compliance with state requirements, the state Department of Public Health may suspend, restrict, or revoke our license to operate the clinical laboratory, assess substantial civil money penalties, require onsite monitoring, or impose specific corrective action plans. Certain statutory or regulatory noncompliance may also result in misdemeanor charges under state law.
New York State Laboratory Licensing Laws. When we commercially offer our tests, we expect to receive specimens originating from New York State. New York State law requires that all clinical laboratories accepting specimens from New York State hold a New York State Department of Health clinical laboratory permit. Research testing, however, does not require licensure if patient-specific results are not generated for use in diagnosis or treatment purposes. We have applied for a New York State Department of Health clinical laboratory permit for our Menlo Park laboratory, and we intend to apply for a New York State Department of Health clinical laboratory permit for our Durham laboratory prior to accepting specimens from, and generating patient-specific results on specimens from, New York State. Applicable New York State requirements establish standards for day-to-day operation of a clinical laboratory, including training and qualifications required of laboratory personnel, physical requirements of a facility, equipment, and validation and quality control.
New York State law also requires the New York State Department of Health to approve certain tests, including certain tests that have not been cleared or approved by FDA (such as LDTs), through a premarket submission containing, among other information, documentation relating to device analytical and clinical performance data. We have applied for approval of Galleri from the New York State Department of Health. The New York State Department of Health also mandates proficiency testing for laboratories granted a permit under New York State law, regardless of whether or not such laboratories are located in New York. If a laboratory is out of compliance with New York statutory or regulatory standards, the New York State Department of Health may suspend, limit, revoke, or annul the laboratory’s New York permit, censure the holder of the permit, or assess civil money penalties. Certain statutory or regulatory noncompliance may also result in misdemeanor charges under New York State law. We believe that relevant New York regulatory authorities may be experiencing delays as a result of COVID-19 related issues, and there can be no assurance that we will be able to obtain New York clinical laboratory permits, or licenses or permits from any other states where we believe we will be required to be licensed or hold a permit, prior to commercial launch our products, or at all.
Other State Laboratory Licensing Laws. In addition to New York, California and North Carolina, other states currently require licensing of out-of-state laboratories when specimens are collected or received from patients in such states, including Maryland, Pennsylvania, and Rhode Island, although state laws in this area can and recently have been changing. Clinical laboratory licensing laws in certain states, however, do not apply to laboratories operated for research purposes that do not return patient-specific results for the purpose of diagnosis or treatment. We intend to obtain licenses in additional states in the future as applicable. Other states may adopt similar licensure requirements in the future, which may require us to modify, delay or stop our operations in such jurisdictions. Complying with licensure requirements in new jurisdictions may be expensive, time-consuming, and subject us to significant and unanticipated delays. If we identify any other state with such requirements, or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements. Potential sanctions for violation of state statutes and regulations may include fines, the disapproval of licensure applications, and the suspension or loss of various licenses, certificates, and authorizations, which could harm our business. CLIA does not preempt state laws that have established laboratory quality standards that are at least as stringent as the federal law requirements under CLIA.
Other State Licensing Requirements. In addition to laboratory licensing, certain states, including California, impose registration and/or licensing requirements on companies that manufacture medical devices. These laws can apply to a manufacturer before its products are commercialized, including when a company is evaluating its product candidates in clinical trials. Violations of these laws may result in the denial, suspension, or revocation of the registration or license, as well as other fines and penalties, including imprisonment.
U.S. Food and Drug Administration
In the United States, products, such as Galleri and DAC, are subject to regulation by FDA under the FDC Act and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device development, testing, manufacture, labeling, storage, premarket clearance or approval, advertising and promotion, export, import, and product sales and distribution.

Laboratory Developed Tests
Under FDA’s regulatory framework, in vitro diagnostic devices (IVDs), such as Galleri and DAC, are a type of medical device, including tests that can be used in the diagnosis or detection of diseases, such as cancer, or other conditions. FDA considers LDTs to be a subset of IVDs that are intended for clinical use and are designed, manufactured, and used within a single laboratory. Although FDA has statutory authority to assure that medical devices, including IVDs, are safe and effective for their intended uses, FDA has historically exercised its enforcement discretion and not enforced certain applicable provisions of the FDC Act and regulations with respect to LDTs. On August 19, 2020, the U.S. Department of Health and Human Services (HHS) announced that FDA will not require premarket review of LDTs absent notice-and-comment rulemaking, as opposed to through guidance documents and other informal issuances. We plan to launch Galleri and DAC as LDTs.
Legislative and administrative proposals proposing to amend FDA’s oversight of LDTs have been introduced in recent years and we expect that new legislative and administrative proposals will continue to be introduced from time to time. It is possible that legislation could be enacted into law or regulations or guidance could be issued by FDA that may result in new or increased regulatory requirements for us to continue to offer our LDTs or to develop and introduce new tests as LDTs. For example, key congressional committees with jurisdiction over FDA matters have indicated an interest in continuing negotiations on potential legislation regarding LDTs. In March 2020, the VALID Act was introduced in the House and an identical version of the bill was introduced in the U.S. Senate. If passed in its current form, the VALID Act would create a new category of medical products separate from medical devices called “in vitro clinical tests,” or IVCTs. As proposed, the bill would establish a risk-based approach to imposing requirements related to premarket review, quality systems, and labeling requirements on all IVCTs, including LDTs, but would create exemptions for certain LDTs marketed before the effective date of the bill (though other regulatory requirements may apply, such as registration and adverse event reporting). It is unclear whether the VALID Act or any other legislative proposals (including any proposals to reduce FDA oversight of LDTs) would be passed by Congress or signed into law by the President. Depending on the approach adopted under any potential legislation, certain LDTs (likely those of higher risk) could become subject to some form of premarket review, potentially with a transition period for compliance and a grandfathering provision.
Even under its current enforcement discretion policy, FDA has issued warning letters to and safety communications about IVD manufacturers for commercializing laboratory tests that were purported to be LDTs but that FDA alleged failed to meet the definition of an LDT or otherwise were not subject to FDA’s policy on enforcement discretion because they presented a potential safety risk. Additionally, FDA could change its policy of enforcement discretion for LDTs, even without legislation. In recent years, FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. Specifically, on July 31, 2014, FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs. On October 3, 2014, FDA issued two draft guidance documents entitled “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs),” or the Framework Guidance, and “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs),” or the Reporting Guidance. The Framework Guidance stated that FDA intended to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the classification of medical devices generally in Classes I through III. The Reporting Guidance would have further enabled FDA to collect information regarding the LDTs currently being offered for clinical use through a notification process, as well as to enforce its regulations for reporting safety issues and collecting information on any known or suspected adverse events related to the use of an LDT.
FDA halted finalization of the guidance in November 2016 to allow for further public discussion on an appropriate oversight approach for LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution. FDA issued a discussion paper on possible approaches to LDT regulation in January 2017. If Congress does not take action in connection with the VALID Act or other LDT legislation, it is possible that FDA could change its regulatory policy governing LDTs in a way that could require that our products, including Galleri and DAC that we anticipate marketing as LDTs, comply with certain additional FDA requirements.

PMA Pathway
FDA categorizes medical devices into one of three classes—class I, II, or III—based on the risks presented by the device and the regulatory controls necessary to provide a reasonable assurance of the device’s safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to FDA’s General Controls, and special controls as deemed necessary by FDA to ensure the safety and effectiveness of the device. “Special controls are established by FDA for a specific device type and often include specific labeling provisions, performance metrics, and other types of controls that mitigate risks of the device (usually incorrect results for an IVD).” Devices deemed by FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.
Class III devices generally require PMA approval before they can be marketed. Obtaining PMA approval requires the submission of “valid scientific evidence” to FDA to support a finding of a reasonable assurance of the safety and effectiveness of the device. A PMA must provide complete analytical and clinical performance data and also information about the device and its components regarding, among other things, device design, manufacturing, and labeling. Following receipt of a PMA, FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDC Act to complete its review of a PMA, although in practice, FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to FDA as to the approvability of the device. FDA may or may not accept the panel’s recommendation. As part of FDA’s review of a PMA, FDA will typically inspect the manufacturer’s facilities for compliance with Quality System Regulation (QSR) requirements, which impose requirements related to design controls, manufacturing controls, documentation, and other quality assurance procedures. The user fee costs and the length of FDA review time for obtaining PMA approval are significantly higher than for a 510(k) notification or a de novo classification.
FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.
Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

We plan to launch Galleri as an LDT under FDA’s policy of enforcement discretion. We plan to apply for PMA approval of a subsequent version of Galleri at a later date in order to support broader reimbursement, although there are no assurances that we will be successful in obtaining PMA approval or coverage and reimbursement with PMA approval. We may seek FDA premarket clearance or approval for DAC, including potentially PMA approval, in the future.
510(k) Notification Pathway. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating to FDA’s satisfaction that the proposed device is “substantially equivalent” to another legally marketed device that itself does not require PMA approval (a predicate device). A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments.
If FDA agrees that the device is substantially equivalent to a lawfully marketed predicate device, it will grant 510(k) clearance to authorize the device for commercialization. If FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. Once a de novo petition is reviewed and approved, it results in the device having a Class II status and future devices from the company or a competitor may use the company de novo-classified device as a 510(k) predicate.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications today are accomplished by a “letter to file” in which the company documents the rationale for the change and why a new 510(k) is not required. However, if FDA disagrees with a manufacturer’s determination, FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.
Over the last several years, FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDC Act. Among other things, FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. FDA also announced that it intends to finalize guidance to establish a premarket review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such premarket review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process.
In May 2019, FDA solicited public feedback on its plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates, including whether FDA should publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and FDA may work with Congress to implement such proposals through legislation. More recently, in September 2019, FDA finalized the aforementioned guidance to describe an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway, by demonstrating that such device meets objective safety and performance criteria established by FDA, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. FDA intends to maintain a list of device types appropriate for the “safety and performance based pathway” and develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.
We plan to initially market Galleri as an LDT. Because there are currently no marketed predicate devices for Galleri, we do not believe we could pursue 510(k) clearance for Galleri in the future and would be required to utilize the PMA pathway instead. We may seek FDA premarket clearance or approval for DAC, including potentially utilizing a 510(k) clearance pathway, in the future.
De Novo Classification Pathway. If no legally marketed predicate can be identified for a new device to enable use of the 510(k) pathway, the device is automatically classified under the FDC Act into class III, which generally requires PMA approval. However, FDA can reclassify or use “de novo classification” for a device that meets the FDC Act standards for a class I or class II device, permitting the device to be marketed without PMA approval. To grant such a reclassification, FDA must determine that the FDC Act’s general controls alone, or general controls and special controls together, are sufficient to provide a reasonable assurance of the device’s safety and effectiveness. The de novo classification route is generally less burdensome than the PMA approval process. We may seek FDA premarket clearance or approval for DAC, including potentially through a de novo classification, in the future.
Investigational Device Exemption Process. Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with FDA’s investigational device exemption (IDE) regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by FDA, FDA requires the device sponsor to submit an IDE application to FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by FDA unless FDA notifies the company that the investigation may not begin. If FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, FDA may permit a clinical trial to proceed under a conditional approval.
In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that FDA will allow the IDE to become effective and, if it does become effective, FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping, and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.
We are currently conducting our PATHFINDER study pursuant to an FDA-approved IDE.
Expedited Development and Review Programs. Through recent federal legislation, FDA has implemented a Breakthrough Devices Program, which is a voluntary program offering manufacturers of certain devices an opportunity to interact with FDA more frequently and efficiently as they develop their products with the goal of expediting commercialization of such products to help patients have more timely access. The program is available to medical devices that meet certain eligibility criteria, including that the device provides more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions, and constitutes a device (i) that represents a breakthrough technology, (ii) for which no approved or cleared alternatives exist, (iii) that offer significant advantages over existing approved or cleared alternatives, or (iv) the availability of which is in the best interest of patients. Devices granted Breakthrough Device designation are eligible to rely on certain features of the Breakthrough Device Program, including interactive and timely communications with FDA staff, use of post-market data collection, when scientifically appropriate, to facilitate expedited and efficient development and review of the device, opportunities for efficient and flexible clinical study design, and priority review of premarket submissions. In 2018, FDA granted Breakthrough Device Designation for Galleri.
Postmarket Regulation. After a device is cleared or approved by FDA for marketing, numerous and pervasive regulatory requirements continue to apply. These include:
•establishment registration and device listing with FDA;
•QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
•labeling regulations and FDA prohibitions against the promotion of “off-label” uses of cleared or approved products;
•requirements related to promotional activities;
•clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;
•medical device reporting regulations, which require that a manufacturer report to FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
•correction, removal and recall reporting regulations, which require that manufacturers report to FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDC Act that may present a risk to health;
•FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
•post-market surveillance activities and regulations, which apply when deemed by FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Device manufacturing processes subject to FDA oversight are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Manufacturers are subject to periodic scheduled or unscheduled inspections by FDA. A failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The discovery of previously unknown problems with products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
FDA Enforcement Powers. FDA has broad regulatory compliance and enforcement powers. If FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, including the following:
•issuance of warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
•requesting or requiring recalls, withdrawals, or administrative detention or seizure of our products;
•imposing operating restrictions or partial suspension or total shutdown of production;
•refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
•withdrawing 510(k) clearances or PMA approvals that have already been granted;
•refusal to grant export approvals for our products; or
•criminal prosecution.
Federal and State Physician Self-Referral Prohibitions
We are subject to the federal physician self-referral prohibitions, commonly known as the Stark Law. The Stark Law generally prohibits us from billing, presenting or causing to be presented a claim for any clinical laboratory services or other designated health services payable by the Medicare or Medicaid programs when the physician ordering the service, or any member of such physician’s immediate family, has an ownership interest in, or compensation arrangement with, us, unless the arrangement meets an exception to the prohibition. The Stark Law contains several exceptions, including an exception for compensation paid to a physician for personal services rendered by the physician provided that several conditions are met, including that the payment is set at fair market value for the services furnished and the terms of the arrangement be set out in writing and signed by the parties. These prohibitions apply regardless of the reasons for the financial relationship and the referral. The Stark Law is a strict liability statute, and thus no finding of intent is required for a violation.
Sanctions for a violation of the Stark Law include the following:
•denial of payment for the services provided in violation of the prohibition;
•refunds of amounts collected by an entity in violation of the Stark Law;
•monetary penalties; and
•exclusion from federal healthcare programs, including Medicare and Medicaid.
In addition, violations of the Stark Law may also serve as the basis for liability under the Federal False Claims Act, which prohibits knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to the federal government.

Many states, including California, also have laws restricting physicians from referring persons for certain services to entities in which the referring physician has a financial interest, which may apply regardless of whether the payor for such claims is Medicare or Medicaid. For example, we are subject to the California Physician Ownership and Referral Act of 1993 (PORA). PORA, which applies regardless of payor type, generally prohibits physicians from referring individuals for certain services, including laboratory or diagnostic services, if the physician or his or her immediate family has a financial interest in the entity receiving the referral. PORA would generally prohibit us from billing an individual or any governmental or private payor for any laboratory or diagnostic services when the physician ordering the service, or any member of such physician’s immediate family, has an investment interest in, or compensation arrangement with, us, unless the arrangement falls under one of the statutory exceptions. Further, certain violations of PORA are a misdemeanor, and violations generally could result in civil penalties, criminal fines, and disciplinary action by the applicable governmental agency. Finally, other states have self-referral restrictions with which we have to comply, which may differ from those imposed by federal and California law.
Healthcare Fraud and Abuse
If and when we commercially launch a product in the United States, our business operations, including any relationship we may form with physicians, healthcare providers or other potential customers or business partners, will need to comply with various healthcare fraud and abuse laws.
The federal healthcare program Anti-Kickback Statute makes it a felony for a person or entity, including a laboratory, to knowingly and willfully offer, pay, solicit, or receive remuneration, directly or indirectly, in order to induce business that is reimbursable under any federal healthcare program, including the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The Anti-Kickback Statute contains certain statutory exceptions and regulatory safe harbors that protect certain interactions if specific requirements are met. If an arrangement meets the provisions of a safe harbor, it is deemed not to violate the Anti-Kickback Statute. An arrangement must fully comply with each element of an applicable safe harbor in order to qualify for protection. The failure of a transaction or arrangement to fit within a specific safe harbor, however, does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Statute will be pursued if the arrangement is determined by the government not to be abusive. A violation of the Anti-Kickback Statute may result in imprisonment, fines and possible exclusion from Medicare, Medicaid, and other federal healthcare programs. Actions that violate the Anti-Kickback Statute or any similar laws may also incur liability under the Federal False Claims Act.
Although the Anti-Kickback Statute applies only to federal healthcare programs, a number of states have passed statutes substantially similar to the Anti-Kickback Statute. For example, California has enacted the PORA (see “— Federal and State Physician Self-Referral Prohibitions” above) and a Medi-Cal Anti-Kickback Statute, Welfare and Institutions Code Section 14107.2, that prohibit conduct similar to that prohibited by the Anti- Kickback Statute. Violations of PORA and Section 14107.2 are both punishable by imprisonment and fines. Many other states have all-payor statutes that extend the provisions of the state anti-kickback statute to not only governmental payors, but also private payors and self-pay patients.
Federal and state law enforcement authorities scrutinize arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce healthcare referrals or induce the purchase, prescribing or ordering of particular products or services. Law enforcement authorities and the courts have also demonstrated a willingness to look behind the formalities of a transaction to determine the underlying purpose of any remuneration exchanged between healthcare providers and actual or potential referral sources. Generally, courts have taken a broad interpretation of the scope of the Anti-Kickback Statute, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases. Investigation or challenge under the federal Anti-Kickback Statute and analogous state laws of any relationship we may form with physicians, healthcare providers or other potential customers or business partners could lead to sanctions that could have a negative effect on our business.
In addition, other healthcare fraud and abuse laws could have an effect on our business. For example, in 2018, Congress enacted the Eliminating Kickbacks in Recovery Act of 2018 (EKRA), which establishes an all-payor anti-

kickback prohibition for, among other things, knowingly and willfully paying or offering any remuneration directly or indirectly to induce a referral of an individual to a clinical laboratory. Violations of EKRA may result in fines, imprisonment, or both.
The federal Civil Monetary Penalties law prohibits, among other things, offering or transferring remuneration to a federal healthcare program beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by a federal healthcare program from a particular provider or supplier. Penalties for violating the Civil Monetary Penalties law may include exclusion from federal healthcare programs and substantial fines.
The Federal False Claims Act prohibits a person from knowingly submitting (or causing to be submitted) a claim, making a false record or statement in order to secure payment, or retaining an overpayment by the federal government. Moreover, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party known as the “relator” who has knowledge of the alleged fraud. These types of actions are also known as qui tam or “whistleblower” lawsuits. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. It is not uncommon for qui tam lawsuits to be filed by employees, competitors, or consultants of healthcare providers, including clinical laboratories. Several states have also enacted similar false claims laws.
Further, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) created two federal crimes: healthcare fraud and false statements relating to healthcare matters, in addition to the privacy and security regulations described below under “—Privacy Regulation.” The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment, or exclusion from government- sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact, or making any materially false, fictitious, or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items, or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. A violation of this statute is a felony and may result in fines or imprisonment.
Similar foreign laws and regulations may apply to us if we offer our products in foreign jurisdictions in the future.
While we intend fully to comply with applicable federal and state fraud and abuse laws, and similar laws of other states and countries as we commercialize products, it is possible that some of our arrangements or arrangements we may enter into in the future could become subject to regulatory scrutiny, and we cannot provide assurance that we will be found to be in compliance with these laws following any such regulatory review.
Corporate Practice of Medicine and Fee-Splitting Prohibitions
A number of states, including California, do not allow business corporations to employ physicians to provide certain professional services. This prohibition against the “corporate practice of medicine” is aimed at preventing corporations such as us from exercising control over the medical judgments or decisions of licensed providers. In addition, several states also prohibit the sharing of professional services fees with non-professional or business interests. The state laws and regulations and agency and court decisions that enumerate the specific corporate practice and fee-splitting rules vary considerably from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. A violation of these laws may result in sanctions imposed against us and/or the professional through licensure proceedings, and we could be subject to civil and criminal penalties that could result in debarment, suspension or exclusion from state and federal healthcare programs.

Transparency Laws
The Sunshine Act was enacted by Congress in 2010 as part of the Affordable Care Act (ACA) and was amended in 2018 by the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. The Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to the Sunshine Act requires us to collect and report annually certain data on payments and other transfers of value we make to U.S.-licensed physicians, teaching hospitals, and, for reporting beginning January 1, 2022, U.S.-licensed physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives. The data are sent to CMS for public disclosure on the Open Payments.
Additional International Regulation and Product Approval
We may have to obtain or submit approvals, markings, notifications, or satisfy other premarket requirements from regulatory authorities in non-U.S. jurisdictions prior to marketing our products in those countries and territories. The laws and regulations in other jurisdictions vary from those in the United States and may be easier or more difficult to satisfy, and they are subject to change, in some cases frequently. Certain regulatory authorities regulate LDTs and IVDs differently than the U.S., and our products may need to satisfy additional requirements to be offered commercially within the jurisdictions.
United Kingdom and European Union
Our SUMMIT clinical study is enrolling participants in multiple sites in the United Kingdom (UK). See “—Our Clinical Studies—SUMMIT.” To the extent we commercially launch a product in the UK or the European Union (EU), we would be required to comply with the applicable regulations of those jurisdictions. In the EU, an IVD may be placed on the market only if it conforms to certain essential requirements set out in the In Vitro Diagnostic Medical Devices Directive 98/79/EC (IVD Directive) and bears the CE mark. IVDs intended to be used in performance evaluation studies do not need to be CE marked. For most IVDs, the manufacturer can perform its own conformity assessment and self-declare conformity, but for certain types of IVDs listed in an annex to the IVD Directive, a notified body must perform the assessment. Notified bodies are technical review bodies designated and supervised by the applicable national regulatory authorities in the EU. IVDs intended to be used in performance evaluation studies in the EU do not need to be CE marked, but other requirements apply, such as drafting a statement declaring that the IVD meets certain essential requirements. Such performance evaluation study requirements are not applicable to the SUMMIT clinical study, however, because our product is used only in our U.S. facility and will not be supplied to the UK.
In May 2017, the EU adopted a new In Vitro Diagnostic Medical Devices Regulation 2017/746 (IVDR), which will replace the IVD Directive in May 2022. Under the IVDR, many more IVDs will require the involvement of a notified body in their conformity assessment procedure. Under transitional provisions, IVDs with notified body certificates issued under the IVD Directive prior to May 2022 may continue to be placed on the market for the remaining validity of the certificate, until May 2024 at the latest. After the expiry of any applicable transitional period, only IVDs that have been CE marked under the IVDR may be placed on the market in the EU.
Coverage and Reimbursement
In the future, we will pursue payment for our products through a diverse and broad range of channels, including distribution partners and individual patients as well as, where available, through coverage and reimbursement by government health insurance programs and commercial third-party payors.
United States
In the United States, there is no uniform coverage for clinical laboratory tests. The extent of coverage and rate of payment for covered services varies from payor to payor. Obtaining coverage for tests like ours that involve genomic sequencing can be particularly challenging.

Medicare is the single largest healthcare payor in the United States, and a particularly significant payor for many cancer-related laboratory services given the demographics of the Medicare population, a large portion of which includes elderly individuals. Many other U.S. payors look to the Medicare policies as a benchmark and model for their own. Medicare provides two main forms of insurance coverage: traditional Medicare fee-for-service, administered by the federal government and its contractors, and Medicare Advantage, where coverage is provided by private insurers approved by CMS that must follow federal rules and guidelines. Secondary sources indicate that in 2019, approximately one-third of the Medicare population was enrolled in the Medicare Advantage program.
Generally, Medicare will not cover screening tests, which are considered preventive services, that are performed in the absence of signs or symptoms of illness or injury, except if explicitly authorized by statute. CMS, the agency responsible for administering the Medicare program, authorizes certain additional preventive services including certain screening tests that are not expressly covered by statute if the service is (a) reasonable and necessary for the prevention or early detection of an illness or disability, (b) recommended with a grade of A or B by the USPSTF, an independent, volunteer panel of experts in the field of prevention, evidence-based medicine and primary care, and (c) appropriate for Medicare beneficiaries under Part A or Part B. CMS establishes coverage through a NCD process. In making the NCD determination, CMS may also consider, among other things, the relationship between predicted outcomes and expenditures for such services, and take into account the results of such an assessment in making such determination None of our products have received such a grade or determination. In its discretion, the USPSTF generally waits for FDA authorization before it considers undertaking review of novel technology.
Galleri could be considered a screening test under Medicare and, accordingly, is unlikely to be covered by Medicare without pursuing the CMS NCD-related measures described above. These processes may take multiple years to complete as currently, coverage decisions for preventive services are not made prior to FDA authorization. Even if we pursue these processes, it is possible that Galleri will never become eligible for Medicare coverage and reimbursement. We are evaluating opportunities for nearer-term reimbursement through Medicare Advantage plans, while generating evidence to meet the requirements of the traditional Medicare path. Medicare Advantage plans generally must cover all of the services that traditional Medicare covers (except hospice care), but they have the discretion to offer their enrollees additional, or supplemental, benefits not otherwise covered under traditional Medicare, including those benefits referred to as optional supplemental benefits, for which enrollees may elect to pay extra to receive coverage. Obtaining such coverage may, however, involve lengthy negotiations with individual Medicare Advantage plans, and there is no guarantee that we will receive such coverage. We also intend to pursue coverage and reimbursement from private payors for our products. Many of these private payors must cover certain services required by federal and state laws, such as preventive health services that have received a rating of A or B by the USPSTF. Like Medicare Advantage plans, private payors have discretion to extend greater coverage than recognized under traditional Medicare but obtaining coverage from such payors may involve lengthy negotiations and there is no guarantee that we will receive such coverage. State Medicaid programs make individual coverage decisions for diagnostic tests and have taken steps to control the cost, utilization and delivery of healthcare services meaning that, even if Galleri receives coverage through private payors, there is no guarantee that it will be covered by individual state Medicaid programs.
DAC is intended to be a diagnostic product, and we believe we could obtain Medicare coverage and reimbursement of DAC as a medical benefit in the next several years, although there are no assurances that we will be successful in doing so. We may explore Medicare local coverage of DAC by Medicare Administrative Contractors, or MACs, by demonstrating utility of our product in a clinical study. MACs administer the Medicare program in their respective designated regions and have some discretion in determining coverage. We may seek FDA clearance or approval, which, if obtained, would help us obtain coverage and reimbursement for DAC.
If eligible for reimbursement, laboratory tests such as ours generally are classified for reimbursement purposes under CMS’s Healthcare Common Procedure Coding System (HCPCS) and the American Medical Association’s (AMA) Current Procedural Terminology (CPT) coding systems. We and payors must use those coding systems to bill and pay for our diagnostic tests, respectively. These HCPCS and CPT codes are associated with the particular product or service that is provided to the individual. Accordingly, without a HCPCS or CPT code applicable to our tests, the submission and payment of claims would be a significant challenge. Once CMS creates an HCPCS code or the AMA establishes a CPT code, CMS establishes payment rates and coverage rules under traditional Medicare, and private payors establish rates and coverage rules independently. Under Medicare, payment for laboratory tests is generally made under the Clinical Laboratory Fee Schedule (CLFS) with payment amounts assigned to specific HCPCS and CPT codes.
In April 2014, Congress passed the Protecting Access to Medicare Act of 2014 (PAMA) which included substantial changes to the way in which clinical laboratory services are paid under Medicare. Under PAMA (as amended by the Further Consolidated Appropriations Act, 2020), laboratories that receive the majority of their Medicare revenue from payments made under the CLFS and Physician Fee Schedule and receive at least $12,500 in Medicare revenues for CLFS services during a data collection period are subject to certain reporting requirements. CMS uses the data reported, which includes certain private payor payment rates for each test the laboratory performs, the volume of tests paid at each rate, and the HCPCS code associated with the test, to calculate a weighted median payment rate for each test, which is used to establish revised Medicare CLFS reimbursement rates for clinical diagnostic laboratory tests (CDLTs). If the test is an advanced diagnostic laboratory test (ADLT), the test will be paid based on an actual list charge for an initial period of three quarters before being shifted to the weighted median private payor rate reported by the laboratory performing the ADLT. Laboratories offering ADLTs are subject to recoupment if the actual list charge exceeds the weighted median private payor rate by a certain amount. Accordingly, if our tests receive Medicare coverage in the future, the reimbursement rate we receive for such tests may be affected by payment rates made by private payors for such tests.
The revised reimbursement methodology described above generally results in relatively lower reimbursement amounts under Medicare for clinical laboratory services than has been historically reimbursed. Any reductions to reimbursement rates resulting from the new methodology are limited to 10% per test per year in each of 2018 through 2020 and to 15% per test per year in each of 2021 through 2023. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, suspended the scheduled payment in 2021 by one year.
In addition, PAMA codified Medicare coverage rules for laboratory tests by requiring any local coverage determination to be made following the local coverage determination process. PAMA also authorizes CMS to consolidate coverage policies for clinical laboratory tests among one to four laboratory‑specific MACs. These same contractors may also be designated to process claims if CMS determines that such a model is appropriate. It is unclear whether CMS will proceed with contractor consolidation under this authorization.
General Reimbursement Considerations
Across jurisdictions, a decision to provide coverage for a product from a government payor, such as Medicare, or other third-party payor does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for products, and services that utilize such products, can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance or at all.
Third party payors are increasingly challenging the price and examining the medical necessity and cost- effectiveness of medical products and services, including clinical laboratory tests, in addition to their safety and efficacy. In certain foreign markets, the government controls the coverage and pricing of many healthcare products, including clinical laboratory tests. In order to obtain coverage and reimbursement for any product that might be cleared or approved by regulators for sale, or for any procedure that utilizes such product, it may be necessary to conduct health economic studies in order to demonstrate the medical necessity and cost-effectiveness of the products. The cost of such studies would be in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available products, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Tests such as ours that will cover a large population and could potentially generate a significant number of false-positive results on an absolute basis may face incremental scrutiny in obtaining reimbursement from third-party payors given the additional costs of further diagnostic workup.
The marketability of Galleri and DAC may suffer if government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased, and we expect will continue to increase the pressure on medical products and services pricing. Coverage policies and third-

party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for our tests, less favorable coverage policies and reimbursement rates may be implemented in the future.
Healthcare Reform
In the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system. Changes in healthcare policy could increase our costs and subject us to additional regulatory requirements that may interrupt commercialization of our products, decrease our revenue and adversely impact sales of, and pricing of and reimbursement for, our products. For example, in March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes.
The implementation of the ACA in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA imposed, among other things, a 2.3% federal excise tax on manufacturers of certain medical devices, which was suspended since 2016, and repealed in December 2019. The ACA also contains a number of other provisions, including provisions governing enrollment in federal and state healthcare programs, reimbursement matters, and fraud and abuse. There have been judicial and Congressional challenges to certain aspects of the ACA, and we expect additional challenges and amendments in the future. For example, the Tax Cuts and Jobs Act of 2017 includes a provision that entered into effect on January 1, 2019, that repeals the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In December 2018, a U.S. district court held that the individual mandate was unconstitutional, which was upheld by the U.S. Court of Appeals for the Fifth Circuit. The Supreme Court of the United States granted certiorari on March 2, 2020, and the case is expected to be decided by mid-2021.
In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011, among other things, resulted in reductions in payments to Medicare providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2020, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover Medicare overpayments to providers from three to five years.
We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. Changes in healthcare policy could increase our costs, decrease our revenue and impact sales of and reimbursement for our products.
Privacy Regulation
U.S. Privacy Regulation
The privacy and security regulations under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (HITECH) Act of 2009, collectively referred to herein as HIPAA, establish uniform standards governing the conduct of certain electronic healthcare transactions and require certain entities, called covered entities, to comply with standards that relate to the privacy and security of protected health information (PHI). HIPAA also sets forth certain rights that an individual may have with respect to his or her PHI maintained by a covered entity, including the right to access or amend certain records containing PHI, or to request restrictions on the use or disclosure of PHI. HIPAA’s breach notification provisions require covered entities to report breaches of PHI that has not been encrypted or otherwise secured in accordance with guidance from the HHS Secretary. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the HHS Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media. HIPAA further requires that covered entities enter into agreements meeting certain regulatory requirements with their business associates, which are independent contractors or agents of covered entities that create, receive, maintain or transmit PHI in connection with providing a service on behalf of the covered entity. These agreements require business associates to safeguard the covered entity’s PHI against improper use and disclosure. Certain of HIPAA’s privacy and security standards are directly applicable to business associates. In the event we begin to bill health plans or health insurers for our multi-cancer test, we would become a covered entity subject to HIPAA. In the event we perform services on behalf of healthcare providers or health plans that require the receipt, creation, use or disclosure of PHI, we would become a business associate subject to certain provisions of HIPAA and the terms of any business associate agreements we enter into with such healthcare providers or health plans. Covered entities and business associates may be subject to significant civil and criminal penalties for noncompliance with HIPAA. Both the Office for Civil Rights within the U.S. Department of Health and Human Services and state attorneys general have authority to enforce HIPAA.
In addition, various states in the United States have laws and regulations governing the use and disclosure of health information, such as the California Confidentiality of Medical Information Act; these laws are not preempted by HIPAA to the extent they are more stringent than HIPAA. Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results by strictly limiting the disclosure of those results. Such laws may require that a specific form of consent be obtained from a patient to permit performance of Galleri and DAC. These laws frequently change, and we may not be able to maintain compliance in all jurisdictions in which we do business.
Additionally, the Federal Trade Commission (FTC) and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of health-related and other personal information. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act.
We seek to utilize biological samples and data from participants in our clinical trials in accordance with applicable law, IRB stipulations, and participant permissions (through consent forms and HIPAA authorizations). If we are unable or significantly restricted in using participant samples and data for secondary research purposes, our ability to develop additional products and/or improve or refine existing products will be limited, which may impact our business and prospects.
The California Consumer Privacy Act (CCPA) became effective in January 2020 and imposes many requirements on businesses that collect or process the personal information of California residents, including providing notice to data subjects regarding the information collected about them and providing data subjects the right to restrict the use of their personal information and to request access to or removal of such personal information. CCPA contains significant penalties for companies that violate its requirements. In addition, many states have enacted laws that impose fines on entities that experience a data breach involving certain types of personal data, permit consumers to bring private actions against parties that experience a breach involving their data or requiring notification of data subjects and state authorities in the event of a data breach. If we violate any of these laws applicable to our operations, we could face significant financial penalties and reputational damage.
There are also foreign privacy and security laws and regulations that impose restrictions on the access, use, and disclosure of personal information. As a business that operates both internationally and throughout the United States, any wrongful use or disclosure of personally identifiable information, even if it does not constitute PHI, by us or our third-party contractors, including disclosure due to data theft or unauthorized access to our or our third-party contractors’ computer networks, could subject us to fines or penalties that could adversely affect our business or impose additional costs on our operations, including the cost of providing credit monitoring and identity theft prevention services to affected consumers. In addition, CLIA regulations require that laboratories ensure the confidentiality of patient information throughout all phases of the total testing process that are under the laboratory’s control.
European Union Privacy Regulation
We have employees in the United Kingdom. In addition, as part of our clinical study program, we collect certain personal data from study participants located in the European Economic Area (EEA), including certain health information. European Union (EU) data protection laws regulate the privacy and security of personal data of individuals in the EEA. Effective May 2018, the EU General Data Protection Regulation (GDPR) replaced the EU Data Protection Directive 95/46/EC. The GDPR strengthens the privacy and security protections afforded to the personal data of EEA patients, doctors, and other individuals, including requirements for how we, in the United States, collect, use, disclose, and protect such data if such data are collected in relation to us offering goods or services to, or monitoring the behavior of, individuals located in the EEA. The GDPR imposes a number of requirements on data controllers and processors, including us. The GDPR requires data controllers to be transparent and disclose to data subjects (in a concise, intelligible and easily accessible form) how their personal data are to be used, imposes limitations on retention of information, treats pseudonymized (key-coded data) as personal data subject to the regulation, and requires controllers to bind vendors that process personal data on their behalf to adhere to certain standards via contract. The GDPR expands the rights that individuals have to request access, correction, and deletion of their personal data, although certain exceptions exist for scientific research, and makes notification of data breaches to supervisory authorities and data subjects mandatory in certain circumstances. It also retains legal restrictions on the transfer of personal data outside of the EEA, which could frustrate our ability to access data for efficient processing in the United States. In addition, the GDPR provides that individual EEA member states may introduce further conditions on the processing of personal data, particularly in the realm of scientific research activities, which adds additional uncertainty regarding the application of the law and may require us to vary our data processing practices across Europe, which could increase our costs of compliance. If regulatory authorities or courts successfully assert that any of our practices fall short of applicable GDPR requirements, we could face penalties up to the greater of €20 million or 4% of worldwide revenue. Our brand and our ability to attract clinical study participants and in the future, patients, could also be adversely impacted if we do not properly protect personal data consistent with the GDPR.
Other International Privacy and Security Regulations
Our business is subject to a complex and evolving global web of laws and regulations governing data privacy, data security, cross-border data transfers, and data localization. Local, state, federal, and foreign governments are increasingly implementing or expanding their data protection regimes, resulting in additional compliance costs and risks. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in regulatory or litigation claims or actions, changes to our business practices, monetary penalties, increased cost of operations, declines in clinical study participation or engagement, or otherwise harm our business.
We rely on information technology systems, including third-party hosted services, to support our business processes and activities and to store personal data (including employee and patient data). Consequently, we are at risk of a cybersecurity-related attack, intrusion, or disruption, including by criminal organizations, hackers, foreign governments, and terrorists. A cybersecurity incident could result in: some or all of our systems being unavailable; the loss, misuse, or unauthorized disclosure of genetic information or other personal data; negative publicity and reputational damage; exposure to risk of loss; and litigation and regulatory investigations. In the event we are a victim of a cyberattack, data breach notification laws may require us to notify regulators, affected individuals, and potentially other third parties in multiple jurisdictions. Cyber threats are constantly evolving, increasing the difficulty of detecting and successfully defending against them. Despite our security measures, we cannot guarantee that these measures will prevent all possible security breaches or attacks.
Employees
As of August 31, 2020, we had 436 employees, 239 of whom have advanced degrees. None of our employees are represented by a labor union or party to a collective bargaining agreement.

Research and Development
We are focused on developing and commercializing Galleri, DAC, and additional tests. Our research and development efforts are focused on our large-scale CCGA, STRIVE, SUMMIT and PATHFINDER clinical studies. In addition, we are leveraging the data we collect from these studies to advance our technology, including genomic assays, bioinformatics, and machine learning algorithms. Beyond our internal development work, we have also established a number of external collaborations that we believe may provide expertise and insights into our future product development and commercialization efforts.
Total research and development expenses were $223.2 million and $167.1 million for the years ended December 31, 2018 and 2019, respectively, and $87.2 million for the six months ended June 30, 2020. As of August 31, 2020, 327 employees were engaged in research and development activities.
Legal Proceedings
We are not currently a party to any material legal proceedings. From time to time, we may become involved in legal proceedings or investigations, which could have an adverse impact on our reputation, business, financial condition, results of operations, or cash flows, and could divert the attention of our management from the operation of our business.

Glossary of Selected Terms

AACR	American Association for Cancer Research
ADLT	advanced diagnostic laboratory test
AMA	American Medical Association
ASCO	American Society of Clinical Oncology
CAP	College of American Pathologists
CCGA	Circulating Cell-Free Genome Atlas clinical study
CDLT	clinical diagnostic laboratory test
cfNA	cell-free nucleic acid
cfRNA	cell-free RNA
CLFS	Clinical Laboratory Fee Schedule
CLIA	U.S. Clinical Laboratory Improvement Amendments of 1988
CMS	U.S. Centers for Medicare and Medicaid Services
CPT	Current Procedure Terminology
ctDNA	circulating tumor DNA
DNA	deoxyribonucleic acid
EDC	electronic data capture
EKRA	Eliminating Kickbacks in Recovery Act of 2018
ESMO	European Society for Medical Oncology
FDA	U.S. Food and Drug Administration
FDC Act	U.S. Federal Food, Drug, and Cosmetic Act
GDPR	General Data Protection Regulation
HCPCS	Healthcare Common Procedure Coding System
HHS	U.S. Department of Health and Human Services
HIPAA	U.S. Health Insurance Portability and Accountability Act of 1996
IDE	Investigational Device Exemption
IRB	Institutional Review Board
IVD	in vitro diagnostic device
IVDR	in Vitro Diagnostic Medical Devices Regulation 2017/746
LDCT	low-dose computed tomography
LDT	Laboratory Developed Test
NCD	national coverage determination
NGS	next-generation sequencing
PAMA	Protecting Access to Medicare Act of 2014
PHI	protected health information
PMA	premarket approval application
PORA	Physician Ownership and Referral Act of California
PPV	positive predictive value
RNA	ribonucleic acid
USPSTF	U.S. Preventive Services Task Force
USPTO	U.S. Patent and Trademark Office

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of August 31, 2020:

Executive Officers	Age	Position
Hans E. Bishop	56	Chief Executive Officer and Director
Gautam K. Kollu	46	Chief Commercial Officer
Joshua J. Ofman, M.D., MSHS	56	Chief Medical Officer and External Affairs
Marissa Lee Song	45	General Counsel and Corporate Secretary
Matthew P. Young	51	Chief Financial Officer and Chief Operating Officer
Non-Employee Directors
Catherine J. Friedman	60	Chairperson of the Board
Jeffrey T. Huber	52	Vice Chairperson of the Board
Hal V. Barron, M.D.	57	Director
Min Cui, Ph.D.	52	Director
Kaye Foster	60	Director
Maykin Ho, Ph.D.	67	Director
Richard Klausner, M.D.	68	Director
Robert Nelsen	57	Director
William Rastetter, Ph.D.	72	Director
Mostafa Ronaghi, Ph.D.	51	Director
Executive Officers
Hans E. Bishop has served as our Chief Executive Officer since June 2019 and a member of our board of directors since August 2018. Mr. Bishop has more than 30 years of experience in the biotechnology industry. Hans founded Juno Therapeutics in 2013 and served as its President and Chief Executive Officer until the company was acquired by Celgene in March of 2018. Prior to this, he served as an Executive in Residence at Warburg Pincus. Earlier in his career, Hans was the Executive Vice President and Chief Operating Officer for Dendreon, Inc. He also previously served as President of Specialty Medicine at Bayer Healthcare, Senior Vice President of Global Commercial Operations at Chiron Corporation, and Vice President and General Manager of European Biopharmaceuticals. He currently serves as the Executive Chair of the Sana board of directors and as a director of Agilent Technologies, Lyell Immunopharma, and JW Therapeutics. Mr. Bishop holds a B.A. in chemistry from Brunel University in London.
We believe that Mr. Bishop is qualified to serve on our board of directors because of his experience running GRAIL, extensive experience within the pharmaceutical industry, his executive experience at other companies in the biotechnology industry, his previous and current experience serving as a director of publicly-traded biopharmaceutical companies, and his extensive academic training.
Gautam K. Kollu has served as our Chief Commercial Officer since December 2019. From 2013 to November 2019, Mr. Kollu held various roles at Illumina, including most recently as Vice President, Global Market Development, and led the teams that drove the commercial adoption of genomics in multiple applications including noninvasive prenatal testing and liquid biopsy. Prior to that, Mr. Kollu was the Vice President of Marketing, Medical Affairs, and Business Development at Natera, Inc. Previously, Mr. Kollu was the Vice President of Commercial at Exelixis, Inc., and also worked at Genentech, Inc. where he held multiple marketing and commercial roles. Mr. Kollu began his career at Procter & Gamble, Inc. Mr. Kollu received a B. Tech. from the Indian Institute of Technology at Bombay and an MBA from the Wharton School at the University of Pennsylvania.

Joshua J. Ofman, M.D., MSHS has served as our Chief Medical Officer and External Affairs since January 2020 and served as our Chief of Corporate Strategy and External Affairs from June 2019 to January 2020. Dr. Ofman also serves on the Board of Directors of Cell BT, Inc., an immuno-therapy company focused on the discovery and development of innovative cancer therapeutics. From May 2003 to June 2019, Dr. Ofman held various roles at Amgen, where he most recently held the role of Senior Vice President, Global Health Policy. Prior to that, Dr. Ofman was a faculty member in the Department of Medicine and Health Services Research at University of California, Los Angeles (UCLA) School of Medicine, Cedars-Sinai Medical Center, as well as Senior Vice President of Zynx Health Inc., a subsidiary of Cerner Corp. Dr. Ofman holds a B.A. in history and philosophy of science from the University of California, Berkeley, and an M.D. from the University of California, Irvine, School of Medicine. Dr. Ofman also has an M.S.H.S. from the UCLA School of Public Health.
Marissa Lee Song has served as our General Counsel and Corporate Secretary since September 2019. From June 2005 to September 2019, Ms. Song held various roles at Gilead Sciences, Inc., where she most recently held the role of Vice President of Corporate Legal, where she led the corporate governance, SEC reporting and other groups. Prior to joining Gilead, Ms. Song was a Corporate Associate at Latham & Watkins LLP, Los Angeles. Ms. Song currently serves on the board of the Disability Rights Legal Center. Ms. Song holds a B.S. in Economics from the University of California, Berkeley and a J.D. from the University of Southern California.
Matthew P. Young has served as our Chief Financial Officer and Chief Operating Officer since October 2019. From April 2013 to October 2019, Mr. Young held various roles at Jazz Pharmaceuticals, where he most recently held the role of Executive Vice President and Chief Financial Officer. Prior to that, Mr. Young worked in investment banking for approximately 20 years at firms including Barclays Capital Inc., Citigroup Global Markets Inc., and Lehman Brothers, Inc. Mr. Young currently serves on the board of directors of PRA Health Sciences, Inc., a contract research company. He also serves as Lead Independent Director and Chairman of the audit committee of CytomX Therapeutics, Inc., a biopharmaceutical company. Mr. Young received a B.S. in Economics and an MBA from the Wharton School of the University of Pennsylvania.
Non-Employee Directors
Catherine J. Friedman has served as a member of our board of directors since August 2017 and as Chairperson of our board of directors since November 2018. Ms. Friedman has been an independent financial consultant serving public and private companies in the life sciences industry since 2006. Previously, Ms. Friedman held numerous executive positions during a 23-year investment banking career with Morgan Stanley, including Managing Director, Head of West Coast Healthcare and Co-Head of the Biotechnology Practice. Ms. Friedman currently serves as a director of Altaba Inc. (formerly Yahoo! Inc.), a publicly-traded management investment company, and Radius Health, Inc., a publicly-traded biopharmaceutical company. Ms. Friedman served as a director of Innoviva, Inc., a publicly-traded royalty management company, until April 2018. She previously served as a director of XenoPort, Inc., which was a publicly-traded pharmaceutical company, until July 2016, and as a director of ReShape Lifesciences, Inc., a publicly-traded medical device company formerly known as EnteroMedics, Inc., until May 2016. Before that, she served as a director of GSV Capital Corp., a publicly-traded investment fund, until March 2017. She is also a trustee of The Darden School Foundation at The University of Virginia. Ms. Friedman holds an MBA from The University of Virginia’s Darden School of Business and a bachelor’s degree in economics from Harvard College.
We believe that Ms. Friedman is qualified to serve on our board of directors because of her financial expertise, 23-year tenure as an investment banker, extensive experience serving as a member on other public company boards, and her extensive academic training.
Jeffrey T. Huber has served as a member of our board of directors since March 2016 and as Vice Chairperson of our board of directors since October 2017. He also served as our founding Chief Executive Officer from February 2016 to August 2017. From 2003 to 2016, Mr. Huber held various roles at Alphabet Inc., a publicly-traded holding company (formerly Google), most recently, Senior Vice President from 2008 to 2016. Prior to that, he served as Vice President of Architecture and Systems Development at eBay Inc.; as Senior Vice President of Engineering and Product Development at Excite@Home; and as a Technology Consultant at McKinsey & Company. Mr. Huber currently serves on the board of directors of Electronic Arts Inc., a publicly- traded electronic gaming company, and previously served as a director of Illumina until 2016. Mr. Huber also serves on the board of trustees of the Exploratorium. Mr. Huber holds a masters of business administration degree with a focus on technology strategy and economics from Harvard University Graduate School of Business and a bachelor’s degree in computer engineering from the University of Illinois at Urbana-Champaign.
We believe Mr. Huber is qualified to serve on our board of directors because of the perspective and experience he provides as one of our founders and his extensive experience in developing large-scale data platforms and consumer applications, as well as in strategic business development and his extensive academic training.
Hal V. Barron, M.D. has served as a member of our board of directors since August 2018. Dr. Barron is currently the Chief Scientific Officer and President of Research & Development and a member of the board of directors of GlaxoSmithKline plc, a publicly-traded pharmaceutical company, a role he has held since January 2018. Prior to that, he served as President, Research & Development at Calico (California Life Company), a subsidiary of Alphabet Inc., from November 2013 to December 2017. From 2010 to 2013, Dr. Barron served as the Chief Medical Officer and Executive Vice President, Head of Global Product Development at F. Hoffmann-La Roche Ltd., a publicly-traded healthcare company. Prior to that, Dr. Barron served as Senior Vice President, Development and Chief Medical Officer at Genentech. Dr. Barron previously served on the board of directors of Juno Therapeutics, Inc., which was a publicly-traded pharmaceutical company until its 2018 acquisition by Celgene Corporation. He is Associate Adjunct Professor, Epidemiology & Biostatistics, at the University of California, San Francisco. Dr. Barron holds a doctor of medicine degree from Yale University and a bachelor’s degree in engineering physics from Washington University in St. Louis.
We believe that Dr. Barron is qualified to serve on our board of directors because of his extensive experience in research and development, including serving as the chief medical officer of several pharmaceutical companies, previous and current experience serving as a director of publicly-traded drug development companies, and his extensive academic training.
Min Cui, Ph.D. has served as a member of our board of directors since October 2017. Dr. Cui is the founder of Decheng Capital LLC, a venture capital firm, and has served as its Managing Director since 2011. Prior to that, he was an Investment Partner at Bay City Capital, an international life sciences venture capital firm, and previously, Director of Strategic Investment for the Southern Research Institute. Before that, Dr. Cui co-founded Pan Pacific Pharmaceuticals, Inc. and Hucon Biopharmaceuticals, focusing on the discovery and development of technologies in the fields of oncology, cardiology, and infectious and inflammatory diseases. Dr. Cui is a director of Alpine Immune Sciences, Inc., a publicly-traded biopharmaceutical company. Dr. Cui received a doctor of philosophy degree in cancer biology from Stanford University School of Medicine and master’s and bachelor’s degrees in molecular biology from Peking University.
We believe that Dr. Cui is qualified to serve on our board of directors because of his experience as a co-founder of life sciences and pharmaceutical companies, previous and current experience serving as a director of another publicly-traded life sciences company, and his extensive academic training in cancer biology.
Kaye Foster has served as a member of our board of directors since April 2017. Ms. Foster has been a Senior Advisor with Boston Consulting Group, a global management consulting firm, since 2014. From 2010 to 2014, she served as Senior Vice President, Global Human Resources at Onyx Pharmaceuticals, Inc., an Amgen, Inc. subsidiary and a biopharmaceutical company. Before that, Ms. Foster served as Global Vice President, Human Resources at Johnson & Johnson, a publicly-traded healthcare company. Previously, she has held several senior human resources executive positions with Pfizer Inc., a publicly-traded pharmaceutical company, supporting its pharmaceutical businesses in Japan, Asia, Africa, Middle East, and Latin America. Ms. Foster is currently a director of Agios Pharmaceuticals, Inc. (Agios Pharmaceuticals), a publicly-traded pharmaceutical company. Ms. Foster also serves as a director of Stanford Healthcare, a hospital and healthcare system, Spelman College, Glide Memorial Church, and Girls for a Change. Ms. Foster holds a masters of business administration degree from Columbia University Graduate School of Business and a bachelor’s degree in business administration from Baruch College of the City University of New York.

We believe that Ms. Foster is qualified to serve on our board of directors because of her experience as a director of another publicly-traded life sciences company, her extensive background in management and human resources in the pharmaceutical industry, and her extensive academic training.
Maykin Ho, Ph.D. has served as a member of our board of directors since May 2019. Dr. Ho has served as a venture partner of Qiming Venture Partners since July 2015, and is a member of the Biotech Advisory Panel of the Stock Exchange of Hong Kong. Dr. Ho currently serves on the boards of directors for FibroGen, Agios Pharmaceuticals, Parexel International Corporation, the Aaron Diamond AIDS Research Center, and the Institute for Protein Innovation. Previously, Dr. Ho was a partner at Goldman Sachs & Co., where she served as senior biotechnology analyst, co-head of healthcare for global investment research, and advisory director for healthcare investment banking. Prior to Goldman Sachs, Dr. Ho held various managerial positions in licensing, strategic planning, marketing, and research at DuPont-Merck Pharmaceuticals and DuPont de Nemours & Company. Dr. Ho was a postdoctoral fellow at Harvard Medical School and a graduate of the Advanced Management Program at The Fuqua School of Business, Duke University. She holds a Ph.D. in Microbiology and Immunology and a B.S. from the State University of New York, Downstate Medical Center.
We believe that Dr. Ho is qualified to serve on our board of directors because of her experience as a director of several publicly-traded life sciences company, her extensive background in finance and expertise in the biotechnology and healthcare industries, and her extensive academic training.
Richard Klausner, M.D. has served as a member of our board of directors since January 2016. Dr. Klausner is currently founder and Chief Executive Officer of Lyell Immunopharma, Inc. From 2013 to 2016, Dr. Klausner served in various roles at Illumina, including Senior Vice President and Chief Medical Officer and Chief Opportunity Officer. Previously, he served as Managing Partner of the venture capital firm The Column Group and as Executive Director for Global Health of the Bill and Melinda Gates Foundation. Before that he was the Director of the U.S. National Cancer Institute; the Chief of the Cell Biology and Metabolism branch of the National Institute of Child Health and Human Development; as well as President of the American Society of Clinical Investigation. He currently chairs the Grand Challenges in Cancer program of Cancer Research UK and is a member of the National Academy of Sciences, the Institute of Medicine, and the American Academy of Arts and Sciences. He previously chaired the international advisory board for Samsung and the strategic oversight council of Sanofi. Dr. Klausner was co-founder and director of Juno Therapeutics, Inc., which was a publicly- traded pharmaceutical company until its 2018 acquisition by Celgene Corporation. Dr. Klausner currently serves as Chair of LifeMine, Medical Creations, Sonoma Biosciences and Wisdo. Dr. Klausner also serves as Executive Chairman of Mindstrong Health. Dr. Klausner received honorary degrees from Duke University, Queens University, Ohio State University, Mt. Sinai College of Medicine, and Ben Gurion University. Dr. Klausner holds a doctor of medicine degree from Duke University School of Medicine and a bachelor’s degree in molecular biophysics and biochemistry from Yale University.
We believe that Dr. Klausner is qualified to serve on our board of directors because of his extensive academic training and prior industry experience serving as the Director of the U.S. National Cancer Institute.
Robert Nelsen has served as a member of our board of directors since January 2016. Mr. Nelsen has served as Co-founder and Managing Director of ARCH Venture Partners, a venture capital firm focused on early-stage technology companies, or its affiliate entities, since 1986. Mr. Nelsen currently serves on the board of directors of Denali Therapeutics Inc., Hua Medicines, Karuna Therapeutics, Unity Biotechnology, Inc., and VIR Biotechnology. Mr. Nelsen previously served as a director of Sienna Biopharmaceuticals, Inc., Syros Pharmaceuticals, Agios Pharmaceuticals, Bellerophon Therapeutics, Fate Therapeutics, Juno Therapeutics, Kythera Biopharmaceuticals, Inc., NeurogesX, Inc., and Sage Therapeutics, Inc. He also previously served as Trustee of the Fred Hutchinson Cancer Research Center, Trustee of the Institute for Systems Biology, and as a director of the National Venture Capital Association. Mr. Nelsen holds a master of business administration from the University of Chicago Booth School of Business and a bachelor of science degree with majors in economics and biology from the University of Puget Sound.

We believe that Mr. Nelsen is qualified to serve on our board of directors because of his deep experience as a venture capitalist, building and serving on the boards of directors of many publicly-traded biotechnology companies, and his extensive academic training.
William Rastetter, Ph.D. has served as a member of our board of directors since January 2016 and served as Chairperson of our board of directors from November 2017 to November 2018. From August 2017 until January 2018, he also served as our interim Chief Executive Officer. From 2006 until 2013, he was a Partner in the venture capital firm Venrock. In 2009, Dr. Rastetter co-founded Receptos, Inc., a biopharmaceutical company, and served as its Chairman until it was sold to Celgene Corporation in 2015. Before that, Dr. Rastetter was the Chief Executive Officer of Idec Pharmaceuticals, Inc. from 1986 to 2003. Upon the merger of Idec Pharmaceuticals and Biogen, Inc. in 2003, Dr. Rastetter served as Chairman of Biogen Idec until the end of 2005. Previously, Dr. Rastetter served in various capacities at Genentech and held various faculty positions at Massachusetts Institute of Technology. He was also previously named an Alfred P. Sloan Fellow. Dr. Rastetter is the Chairman of Fate Therapeutics, Inc., Chairman of Neurocrine Biosciences, Inc., Chairman of Darè Bioscience, Inc., and a director of Regulus Therapeutics, Inc. He previously served a director of Illumina from 1998 to 2016 and as its Chairman from 2005 to 2016. He currently acts as a Strategic Advisor to Illumina Ventures, a genomics focused venture firm. Dr. Rastetter holds a doctor of philosophy degree and a master’s degree in chemistry from Harvard University and a bachelor’s degree in chemistry from MIT.
We believe Dr. Rastetter is qualified to serve on our board of directors because he was a co-founder of GRAIL, in addition to his extensive academic training and current and previous experience serving as a director and chairman of several life sciences companies, as well as his operating experience with several life sciences companies.
Mostafa Ronaghi, Ph.D. has served as a member of our board of directors since May 2020. Dr. Ronaghi is Illumina’s Senior Vice President of Entrepreneurial Development, and previously served as the company’s Senior Vice President and Chief Technology Officer. As Chief Technology Officer, Dr. Ronaghi was responsible for leading internal research and technology and was a co-founder of GRAIL. He was also a co-founder of Illumina Accelerator, the world’s first business accelerator focused solely on creating an innovation ecosystem for the genomics industry. In 2008, Dr. Ronaghi co-founded Avantome, a privately held sequencing company that was acquired by Illumina in 2008. Before this, he co-founded NextBio, a search engine for life science data that was acquired by Illumina in 2013. In 2001, Dr. Ronaghi co-founded ParAllele Bioscience, which was eventually acquired by Affymetrix, Inc., and was involved in the development and commercialization of highly multiplexed technology for genetic testing. In 1997, he co-founded Pyrosequencing AB, which was renamed to Biotage in 2003.
Dr. Ronaghi was a principal investigator at Stanford University from 1999 until 2008 and focused on the development of novel tools for molecular diagnostic applications. He serves on the board of directors of BaseHealth and Clear Labs. Dr. Ronaghi earned his Ph.D. from the Royal Institute of Technology in Sweden.
We believe Dr. Ronaghi is qualified to serve on our board of directors because of his extensive academic training, his technical and scientific expertise as well as his operating experience in several genomic companies.
Board Structure and Composition
Upon completion of this offering, our board of directors will consist of               members. Our board has determined that each of               ,               ,               ,               ,               , and               is independent under the applicable Nasdaq rules.
Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II, and Class III directors will serve until our annual meetings of stockholders in 2021, 2022, and 2023, respectively. The Class I directors will consist of               ,               , and               . The Class II directors will consist of               ,               , and               . The Class III directors will consist of               ,               , and               . At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will typically be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Board Committees
Our board of directors has four standing committees: the audit committee; the compensation committee; the nominating and governance committee; and the science, medicine, and technology committee. Each committee is governed by a charter that will be available on our website following completion of this offering.
Audit Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our audit committee will consist of               ,               , and              .                  will be the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq listing standards and Rule 10A-3 of the Exchange Act. Each member of our audit committee is financially literate. In addition, our board of directors has determined that               is an “audit committee financial expert” within the meaning of the SEC rules. This designation does not impose on such directors any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:
•appointing, retaining, compensating, and overseeing the work of our independent registered public accounting firm;
•assessing the independence and performance of the independent registered public accounting firm;
•reviewing with our independent registered public accounting firm the scope and results of the firm’s annual audit of our financial statements;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the financial statements that we will file with the SEC;
•pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•reviewing policies and practices related to risk assessment and management;
•reviewing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;
•reviewing, overseeing, approving, or disapproving any related-person transactions;
•reviewing with our management the scope and results of management’s evaluation of our disclosure controls and procedures and management’s assessment of our internal control over financial reporting, including the related certifications to be included in the periodic reports we will file with the SEC; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters, or other ethics or compliance issues.
Compensation Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our compensation committee will consist of               ,               , and               .               will be the chairperson of our compensation committee. Each of               ,               , and               is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current Nasdaq listing standard. Our compensation committee is responsible for, among other things:
•reviewing and approving the compensation of our executive officers, including reviewing and approving corporate goals and objectives with respect to compensation;
•authority to act as an administrator of our equity incentive plans;

•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;
•reviewing and recommending that our board of directors approve the compensation for our non-employee board members; and
•establishing and reviewing general policies relating to compensation and benefits of our employees.
Nominating and Governance Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our nominating and governance committee will consist of               ,               , and               .             will be the chairperson of our nominating and governance committee.               ,               , and               meet the requirements for independence under the current Nasdaq listing standards. Our nominating and governance committee is responsible for, among other things:
•identifying and recommending candidates for membership on our board of directors, including the consideration of nominees submitted by stockholders, and on each of the board’s committees;
•reviewing and recommending our corporate governance guidelines and policies;
•reviewing proposed waivers of the code of business conduct and ethics for directors and executive officers;
•overseeing the process of evaluating the performance of our board of directors; and
•assisting our board of directors on corporate governance matters.
Science, Medicine, and Technology Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our science, medicine, and technology committee will consist of               ,               , and               . will be the chairperson of our science, medicine, and technology committee. Our science, medicine, and technology committee is responsible for, among other things:
•advising our board of directors on key scientific, medical, and technological issues;
•reviewing, evaluating, and advising our board of directors regarding our performance in achieving long-term strategic goals and objectives and the quality and direction of our research and development programs; and
•assisting our board of directors with recruitment and retention of scientific and technological talent to advance our research and development programs.
Code of Business Conduct and Ethics
In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.
Compensation Committee Interlocks and Insider Participation
None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our named executive officers (NEOs) who are named in the “—2019 Summary Compensation Table” below. In 2019, our NEOs and their positions were as follows:
•Hans E. Bishop, Chief Executive Officer;
•Jennifer E. Cook, Former Chief Executive Officer;
•Matthew P. Young, Chief Financial Officer and Chief Operating Officer; and
•Gautam K. Kollu, Chief Commercial Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs and policies that we implement following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation awarded to or earned by our NEOs during our fiscal year ended December 31, 2019.
2019 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Hans E. Bishop Chief Executive Officer	2019	371,747	(3)	3,000,000	48,217,862	9,827,031	3,946,628	(4)	18,982	(5)	65,382,250
Jennifer E. Cook Former Chief Executive Officer(6)	2019	310,000		—	—	3,776,549	—		2,009,280	(7)	6,095,829
Matthew P. Young Chief Financial Officer and Chief Operating Officer(8)	2019	84,808		2,000,000	10,931,118	13,270,308	—	(8)	—		26,286,234
Gautam K. Kollu Chief Commercial Officer(9)	2019	16,438		140,000	—	10,953,967	—	(9)	—		11,110,405
__________________
(1)The amounts shown represent the sign-on cash bonuses paid to each of Messrs. Bishop, Young and Kollu in 2019, paid in accordance with the executives’ offer letters with the company, as discussed further under the section titled “—Executive Compensation Arrangements—Offer Letters and Separation and General Release Agreement” below.
(2)The amounts shown represent the grant date fair values of restricted stock unit and option awards granted or modified in 2019 as computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 718, rather than the amounts paid to or realized by the named individual, plus, in the case of Ms. Cook, the incremental expense we incurred under ASC Topic 718 in connection with the treatment of Ms. Cook’s option awards, as modified pursuant to a separation and general release agreement (as described further under the section titled “—Executive Compensation Arrangements—Equity Incentive Plans” below). For a discussion of the assumptions used to determine the grant date fair values of the equity awards made to our NEOs in 2019, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.
(3)Includes $29,247 in compensation Mr. Bishop received for the periods he served as a non-employee director during 2019 and $342,500 in base salary for the portion of the year that he was an employee of the company. Mr. Bishop’s employment commenced with us on June 6, 2019, at which time he ceased to receive compensation for his services as a director of our board.
(4)This amount represents (i) a cash payment of $3,500,000 paid upon achievement of certain pre-established performance objectives pursuant to Mr. Bishop’s offer letter with the company and (ii) a pro-rated cash bonus of $446,628 earned under the 2019 performance period under our Variable Compensation Plan (each as described further under the section titled “—Executive Compensation Arrangements—Variable Compensation Program” below).
(5)This represents the cost of air travel related to travel to our offices prior to Mr. Bishop’s relocation.
(6)Ms. Cook’s employment with us terminated on June 6, 2019.
(7)Represents the aggregate value of severance benefits paid to Ms. Cook in 2019 pursuant to a separation and general release agreement between Ms. Cook and the Company.
(8)Mr. Young’s employment commenced with us on October 28, 2019. Given his start date, he was not eligible for an annual cash bonus under our Variable Compensation Program, as described further under the section titled “—Executive Compensation Arrangements” below.

(9)Mr. Kollu’s employment commenced with us on December 16, 2019. Given his start date, he was not eligible for an annual cash bonus under our Variable Compensation Program, as described further under the section titled “—Executive Compensation Arrangements” below.
Narrative to Summary Compensation Table
2019 Salaries
The annual base salaries for Messrs. Bishop, Young, and Kollu and Ms. Cook for 2019 were $650,000, $630,000, $400,000 and $650,000, respectively, which salaries were pro-rated in 2019 to reflect partial years of service. For fiscal year 2020, the annual base salary of Messrs. Young and Kollu remained the same and the annual base salary of Mr. Bishop was increased by 3% to $669,500.
2019 Bonuses
For a discussion of 2019 bonuses, see the section titled “—Executive Compensation Arrangements” below.
Equity Compensation
Certain of our named executive officers currently hold stock option awards and awards of restricted stock units (RSUs), in each case, covering shares of our Class A common stock. Specifically, in 2019, Messrs. Bishop, Young and Kollu were granted stock options and Messrs. Bishop and Young were granted RSUs, in the amounts set forth in the table below. For additional information about these awards, including their respective vesting terms and conditions, please see the sections titled, “—Outstanding Equity Awards at Fiscal Year End” and “—Executive Compensation Arrangements” below.

Named Executive Officer	Number of Shares Subject to Options Granted in 2019	Number of RSUs Granted in 2019
Hans E. Bishop	8,371,157	25,113,470
Matthew P. Young	8,716,800	5,230,200
Gautam K. Kollu	7,404,273	—
We intend to adopt a 2020 Incentive Award Plan, referred to below as the 2020 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable our company and certain of our affiliates to obtain and retain services of these individuals following this offering, which we view as essential to our long-term success. We expect that the 2020 Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the 2020 Plan, please see the section titled “—Executive Compensation Arrangements— Equity Incentive Plans—2020 Incentive Award Plan” below.
Other Elements of Compensation
Retirement Plans
We maintain a tax-qualified 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms generally as other eligible, full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies. We did not make any employer contributions in 2019 under our 401(k) plan.

Employee Benefits and Perquisites
Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•medical, dental and vision benefits;
•medical and dependent care flexible spending accounts;
•short-term and long-term disability insurance; and
•life insurance.
We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.
Outstanding Equity Awards at Fiscal Year End
The following table sets forth information concerning the number of shares of common stock underlying outstanding equity incentive awards for each named executive officer as of December 31, 2019.

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Hans E. Bishop	08/20/2019(4)	8,371,157	—	1.92	8/19/2029	—	—
	08/20/2019(5)	—	—	—	—	25,113,470	52,487,152
	08/07/2018(6)	—	—	1.74	08/06/2028	46,667	97,534
Jennifer E. Cook	01/02/2018(7)	7,852,891	—	0.42	01/01/2028		—
Matthew P. Young	12/18/2019(8)	—	—	—	—	5,230,200	10,931,118
	12/18/2019(9)	5,230,200	—	2.09	12/17/2029	—	—
	12/18/2019(10)	—	1,743,300	2.09	—	—	—
	12/18/2019(11)	—	1,743,300	2.09	—	—	—
Gautam K. Kollu	12/18/2019(9)	5,641,351	—	2.09	12/17/2029	—	—
	12/18/2019(11)	—	1,762,922	2.09	—	—	—
__________________
(1)Amounts in this column include options to purchase our Class A common stock that are early-exercisable, meaning that they can be exercised before they vest for restricted shares of our common stock subject to the same vesting provisions as the underlying options, or, with respect to Ms. Cook, that have vested pursuant to their terms. Accordingly, the options in this column represent both vested and unvested options.
(2)The exercise price per share of each option granted was equal to the fair value of our Class A common stock on the applicable grant date.
(3)Amounts in this column reflect the fair value of a Class A share of our common stock as of December 31, 2019 (or $2.09) multiplied by the number of unvested restricted shares or restricted stock units (as applicable) subject to the award.
(4)Represents Mr. Bishop’s stock option award, which vested in full on June 6, 2020 in accordance with its terms.
(5)Represents (i) an award of 11,285,902 restricted stock units granted to Mr. Bishop under our 2016 Plan and (ii) an award of 13,827,568 restricted stock units granted to Mr. Bishop outside of the 2016 Plan pursuant to a non-plan award agreement; each such award is subject to the same or substantially similar terms and conditions and, as of December 31, 2019, each such award was unvested. Subject to Mr. Bishop’s continued service with the company through the applicable vesting date, the restricted stock units subject to each such award vest over a three-year period, with two-thirds of the restricted stock units vesting on the second anniversary of his employment start date (i.e., vesting on June 6, 2021) and one-third of the restricted stock units vesting on the third anniversary of his employment start date (i.e., vesting on June 6, 2022).

(6)Represents unvested shares of restricted stock issued to Mr. Bishop following his early exercise of an option to purchase 70,000 shares of our common stock (which was granted to Mr. Bishop, prior to the start of his employment with us as Chief Executive Officer, in connection with his service as a non-employee director of the board). Subject to Mr. Bishop’s continued service with the company through the applicable vesting date, the shares vest over a four-year period, with 25% of such shares vesting on the vesting commencing date (August 7, 2018) and 1/48th of the remaining shares vesting on each monthly anniversary of the vesting commencing date thereafter. The other 23,333 shares subject to this award vested prior to December 31, 2019.
(7)Represents the outstanding and vested shares subject to Ms. Cook’s option awards as of December 31, 2019 (49,583 of which were granted under the 2016 Plan and 7,803,308 of which were granted outside of the 2016 Plan). Ms. Cook’s employment terminated on June 6, 2019. As of her termination date, pursuant to the Cook Separation Agreement, (i) Ms. Cook vested into an additional 2,449,562 shares underlying the unvested portion of her time-based option award; (ii) the remaining portion of such option award, together with any other unvested equity award then-held by Ms. Cook, was cancelled and terminated; and (iii) such vested options were revised to remain outstanding and exercisable until the 24-month anniversary of such termination date (i.e., until June 6, 2021).
(8)Subject to Mr. Young’s continued service with the company through the applicable vesting date, the restricted stock units vest over a four-year period, with 25% of such restricted stock units vesting on the first anniversary of his vesting start date (i.e., vesting on October 28, 2020) and 1/16th of the remaining restricted stock units vesting on each quarterly anniversary of the vesting date thereafter.
(9)Subject to the applicable executive’s continued service with the company through the applicable vesting date, each option vests over a four-year period, with 25% of the shares underlying the applicable option vesting on the first anniversary of the applicable vesting start date (i.e.,vesting on October 28, 2020, for Mr. Young, and December 16, 2020, for Mr. Kollu) and with 1/48th of the remaining shares underlying the options vesting on each monthly anniversary thereafter.
(10)Subject to Mr. Young’s continued service with the company through the applicable vesting date, the option will vest over a four-year period commencing upon the date of the consummation of this offering, with 1/48th of the shares underlying the option vesting on each monthly anniversary of such consummation date.
(11)Subject to the applicable executive’s continued service with the company, these options will vest over a three-year period, commencing upon the determination by our board that we achieved certain commercial use objectives relating to cancer early detection tests, as specified in the executives’ respective offer letters, with 1/36th of the shares underlying the options vesting on each monthly anniversary of such determination date thereafter.

EXECUTIVE COMPENSATION ARRANGEMENTS
Below is a description of the material terms of each employment contract, agreement, plan or arrangement that provides for the employment of and payments to our NEOs (including such payments to be made at, following or in connection with the resignation, retirement or other termination of an NEO, or following a change in control).
Offer Letters and Separation and General Release Agreement
Mr. Bishop Offer Letter
On June 6, 2019, we entered into an offer letter with Mr. Bishop to serve as Chief Executive Officer, with an employment start date of June 6, 2019. Mr. Bishop’s employment under the offer letter is at-will and will continue until terminated by either party. Pursuant to the offer letter, Mr. Bishop is entitled to a base salary of $650,000 per year and reimbursement of up to $35,000 in legal fees related to the negotiation of the offer letter, though Mr. Bishop did not seek or accept reimbursement of these legal fees. In addition, Mr. Bishop is eligible to participate in the company’s benefit plans and programs maintained by us for the benefit of our employees.
Under the offer letter, Mr. Bishop is eligible to earn an annual cash bonus under our Variable Compensation Plan based on the attainment of performance objectives mutually agreed upon by our Compensation Committee and Mr. Bishop. Mr. Bishop’s target annual bonus opportunity is 100% of his annual base salary. The payment of any annual bonus, to the extent any annual bonus becomes payable, will be contingent upon Mr. Bishop’s continued service with the company through the applicable payment date. Additional information on Mr. Bishop’s 2019 bonus can be found under the section titled “—Executive Compensation Arrangements—Variable Compensation Program” below.
In addition, in connection with the commencement of his employment with us, Mr. Bishop was paid a cash sign-on bonus of $3,000,000, in a lump-sum payment on the company’s first payroll date following his employment start date. In the event that Mr. Bishop voluntarily terminates his employment with us without “good reason” or is terminated by the company for “cause” (each as defined in his offer letter), in either case, within the first 12 months of his employment, he will be required to repay to the company 50% of the net after-tax sign-on bonus amount. The offer letter also provides that, subject to his continued employment with the company through the applicable payment date, Mr. Bishop is eligible to receive: (i) a $3,500,000 cash performance bonus upon the board’s approval of a strategic plan for the company, which was paid in January 2020 and (ii) a $3,500,000 cash performance bonus upon the achievement of to-be-determined performance goals, which the board in 2019 set as the attainment of certain commercial use objectives relating to cancer early detection tests.
Pursuant to the offer letter and applicable award agreement, on August 20, 2019, we granted Mr. Bishop (i) options to purchase 8,371,157 shares of our Class A common stock at an exercise price equal to the fair market value of the underlying shares of our Class A common stock on the date of grant and (ii) restricted stock units covering 25,113,470 shares of our Class A common stock. The options vested in full, according to the offer letter, on June 6, 2020, the first anniversary of Mr. Bishop’s employment start date. Subject to Mr. Bishop’s continued service through the applicable vesting date, two-thirds (or 16,742,314) of the restricted stock units will vest on June 6, 2021, the second anniversary of his employment start date, and the remaining one-third (or 8,371,156) of the restricted stock units will vest on June 6, 2022, the third anniversary of his employment start date. Under the terms of Mr. Bishop’s restricted stock unit agreements, his restricted stock units will vest on an accelerated basis (A) as to those restricted stock units that would have vested during the one-year period following Mr. Bishop’s termination of employment without cause, for good reason or due to his death or disability, in any case, had he remained employed through such one-year period, and (B) as to all of the restricted stock units if Mr. Bishop’s employment is terminated without cause or for good reason, in either case, within three months prior to or two years after the occurrence of a change in control of the company.
The offer letter provides that if Mr. Bishop’s employment is terminated by us without cause or by Mr. Bishop for good reason then, in either case, subject to the executive’s execution and non-revocation of a separation and general release of claims agreement in a form provided by the company, he will receive the following from the company, subject to applicable withholding:
i.a lump-sum cash payment, payable on the 61st day following termination, equal to 12 months of the executive’s annual base salary plus executive’s target bonus, in each case, as in effect on the date of such termination;
ii.a lump-sum cash payment, payable on the 61st day following termination, equal to the executive’s target bonus, as in effect on the date of such termination (pro-rated for the number of days the executive was employed by the company during the year of such termination);
iii.for up to 12 months following the date of such termination, company-paid continued health care benefits under COBRA; and
iv.an additional 12 months of accelerated time-vesting for all then-outstanding and unvested equity awards (which, in accordance with Mr. Bishop’s applicable award agreements, includes any performance-based option awards to the extent applicable performance criteria was achieved prior to such termination); provided, that, pursuant to the applicable award agreements, if Mr. Bishop’s service with the company continues (either as a member of the board, advisor or consultant) after any such termination of employment, he will continue to vest in his restricted stock units over such service period in accordance with the original vesting schedule.
If such termination without cause or resignation for good reason occurs within 24 months after, or within the three-months before, the completion of a change of control, then, in any case, subject to the executive’s execution and non-revocation of a separation and general release of claims agreement in a form provided by the company, Mr. Bishop will receive the following from the company (in lieu of the amounts described above):
i.a lump-sum cash payment, payable on the 61st day following termination, equal to 24 months of the executive’s annual base salary plus 200% of the executive’s target bonus, in each case, as in effect on the date of such termination;
ii.a lump-sum cash payment, payable on the 61st day following termination, equal to the executive’s target bonus, as in effect on the date of such termination (pro-rated for the number of days the executive was employed by the company during the year of such termination);
iii.for up to 24 months following the date of such termination, company-paid continued health care benefits under COBRA; and
iv.full, accelerated vesting for all then-outstanding and unvested equity awards; provided, that if any such equity award expires or terminates within the three-month period prior to the change of control, then, upon such change of control, the company will pay to Mr. Bishop a cash amount equal to the value of the portion of the award that accelerated or would have otherwise accelerated in accordance with the forgoing.
Following a termination of Mr. Bishop’s employment due to his death or disability, he will receive an additional 12 months of accelerated time-vesting for all then-outstanding and unvested restricted stock unit awards, unless Mr. Bishop’s service with the company continues (either as a member of the board, advisor or consultant) after any such termination of employment, in which case he will continue to vest in his restricted stock units over such service period in accordance with the original vesting schedule.
In addition to the severance benefits described above, upon a termination of Mr. Bishop’s service with us for any reason other than for cause: (i) any then-vested options shall remain outstanding and exercisable until the five-year anniversary of the date of such termination (or, if earlier, the date in which such options expire in accordance with their terms); and (ii) if such termination occurs on or following the second anniversary of Mr. Bishop’s employment start date (i.e., on or after June 6, 2021), (A) Mr. Bishop will have the opportunity to continue providing services to the company (either as a member of the board, advisor or consultant) for up to 12 months following the date of such termination, (B) during the 12-month service period, any outstanding and unvested equity awards held by Mr. Bishop as of such termination will continue to vest in accordance with their terms, and (C) pursuant to the applicable award agreements, if, during the 12-month service period, Mr. Bishop’s service is terminated by the Company without “cause” (as defined in the applicable award agreement), any then-outstanding and unvested restricted stock units that would have vested had Mr. Bishop continued to provide service during the 12-month service period will accelerate and vest.
The offer letter also requires that the executive enter into the company’s standard form of invention assignment and nondisclosure of confidential information agreement.
Ms. Cook Offer Letter and Separation and General Release Agreement
On November 24, 2017, we entered into an offer letter with Jennifer Cook to serve as Chief Executive Officer, with an employment start date of January 2, 2018. As discussed further below, we entered into a separation and general release agreement with Ms. Cook, dated June 6, 2019 (Cook Separation Agreement), pursuant to which her employment with the company and her service as a board member were each terminated effective as of June 6, 2019.
Pursuant to her offer letter, Ms. Cook was entitled to receive an annual base salary of $650,000 per year and she was eligible to participate in the benefit plans and programs maintained by us for the benefit of our employees. Under the offer letter, Ms. Cook was also eligible to earn an annual cash bonus under our Variable Compensation Plan, targeted at 50% of her annual base salary and contingent upon her continued employment with the company through the applicable payment date. In addition, Ms. Cook was paid a cash sign-on bonus of $1,000,000, in a lump sum payment on the company’s first payroll date following her employment start date. In the event that Ms. Cook voluntarily terminated her employment with us or was terminated by the company for “cause” (as defined in her offer letter), in either case, within the first 24 months of her employment, Ms. Cook was required to repay to the company 50% of the sign-on bonus (net of applicable taxes withheld); however, Ms. Cook was not required to repay such amount in connection with her separation.
In connection with her offer letter, Ms. Cook was granted a stock option to purchase 16,797,000 shares of our Class A common stock, subject to applicable service-vesting conditions, at an exercise price equal to the fair market value of the underlying shares of such common stock on the date of grant. Pursuant to the Cook Separation Agreement, as of the separation date, (i) 2,449,562 shares underlying the unvested portion of the time-based option award accelerated and vested; (ii) the remaining, unvested shares underlying the time-based option award, together with any other unvested equity award then-held by Ms. Cook was cancelled and terminated; and (iii) her then-vested options (after taking into account the acceleration described in “(i)”) were modified to remain outstanding and exercisable (to the extent then-unexercised) until the 24-month anniversary of her separation date (i.e., June 6, 2021).
In addition, under the Cook Separation Agreement, we paid or provided Ms. Cook with the following severance benefits: (i) a lump-sum cash payment equal to the sum of (A) $1,137,500, representing 21 months of her annual base salary and (B) $853,125, representing 1.75 times the amount of her 2019 target bonus opportunity; and (ii) company-paid continued health care benefits under COBRA for up to 18 months following the separation date. In consideration for the benefits provided under the Cook Separation Agreement, Ms. Cook executed an effective general release of claims in favor of us.
In connection with her offer letter, Ms. Cook entered into the company’s standard form of invention assignment and nondisclosure of confidential information agreement. The Cook Separation Agreement further includes standard non-disclosure and non-disparagement restrictions, as well as employee/customer non-solicitation restrictions effective for 21 months following the termination date.
Mr. Young Offer Letter
On October 2, 2019, we entered into an offer letter with Mr. Young to serve as our Chief Operating Officer and Chief Financial Officer, with an employment start date of October 28, 2019. Mr. Young’s employment under the offer letter is at-will and will continue until terminated by either party. Pursuant to the offer letter, Mr. Young is entitled to an annual base salary of $630,000 per year. In addition, Mr. Young is eligible to participate in the company’s benefit plans and programs maintained by us for the benefit of our employees.
Under the offer letter, Mr. Young is eligible to earn an annual cash bonus under our Variable Compensation Plan, with a target annual bonus opportunity equal to 50% his annual base salary. The payment of any annual bonus, to the extent any annual bonus becomes payable, will be contingent upon Mr. Young’s continued employment with the company through the applicable payment date. In addition, in connection with the commencement of his employment with us, Mr. Young was paid a cash sign-on bonus of $2,000,000, in a lump-sum payment within 45 days following his employment start date. In the event that Mr. Young voluntarily terminates his employment with us without “good reason” or is terminated by the company for “cause” (each, as defined in his offer letter), in either case, within the first 12 months of his employment, Mr. Young will be required to repay to the company a pro-rated portion of the sign-on bonus equal to the number of months remaining in such 12-month period that he is not employed with the company.
Pursuant to the offer letter and applicable award agreements, we granted Mr. Young the following equity awards under our 2016 Plan:
•An option to purchase 5,230,200 shares of our Class A common stock at an exercise price equal to the fair market value of the underlying shares of our Class A common stock on the date of grant, which, subject to Mr. Young’s continued service through the applicable vesting date, will vest over a four-year period, with twenty-five percent (25%) of the shares underlying the option vesting on the first anniversary of his employment start date and 1/48th of the remaining shares underlying the option vesting on each monthly anniversary thereafter;
•An option to purchase 1,743,300 shares of our Class A common stock at an exercise price equal to the fair market value of the underlying shares of our Class A common stock on the date of grant, which, subject to Mr. Young’s continued service through the applicable vesting date, will vest over a four-year period commencing upon the date that an initial public offering of the company is consummated (which includes this offering), with 1/48th of the shares underlying the option vesting on each monthly anniversary of such consummation date until fully vested;
•An option to purchase 1,743,300 shares of our Class A common stock at an exercise price equal to the fair market value of the underlying shares of our Class A common stock on the date of grant, which, subject to Mr. Young’s continued service through the applicable vesting date, will vest over a three-year period, commencing on the date that our board determines we have achieved certain commercial use objectives relating to cancer early detection tests as specified in the offer letter, with 1/36th of the shares underlying the option vesting on each monthly anniversary of such determination date thereafter; and
•An award of restricted stock units covering 5,230,200 shares of our Class A common stock, which, subject to Mr. Young’s continued service through the applicable vesting date, will vest over a four-year period, with twenty-five percent (25%) of the restricted stock units vesting on the first anniversary of his employment start date and 1/16th of the remaining restricted stock units vesting on each quarterly anniversary of the start date thereafter.
The vesting of the options and RSUs may also be accelerated in certain circumstances, as set forth below; Mr. Young’s option awards may be exercised at any time following the date of grant in accordance with their terms.
The offer letter provides that if Mr. Young’s employment is terminated by us without cause or by Mr. Young for good reason then, in either case, subject to his execution and non-revocation of a separation and general release of claims agreement, he will receive the following from the company, subject to applicable withholding: (i) a lump-sum cash payment, payable on the 61st day following termination, equal to 12 months of his annual base salary plus target bonus, in each case, as in effect on the date of such termination; (ii) for up to 12 months following the date of such termination, company-paid continued health care benefits under COBRA; and (iii) an additional 12 months of accelerated vesting for all then-outstanding and unvested equity awards (which includes any performance-based equity awards to the extent applicable performance criteria was achieved prior to such termination); provided, that, if such termination occurs on or within 12 months after (or within three months before) the closing of a change of control, in addition to the severance benefits described in (i)-(ii) above, Mr. Young’s then-outstanding and unvested equity awards will be subject to full, accelerated vesting (assuming, with respect to any performance-based equity awards, that applicable performance-based criteria was achieved at target levels).
In addition to the severance benefits described above, upon any such termination of Mr. Young’s service prior to the consummation of this offering, any then-vested options shall remain outstanding and exercisable until the 24-month anniversary of the date of such termination (or, if earlier, the date on which such options expire in accordance with their terms). If such termination occurs at any time following the consummation of this offering, pursuant to Mr. Young’s applicable award agreements, any then-vested options shall remain outstanding and exercisable until the three-month anniversary of the termination date (or, if earlier, the date in which such options expire in accordance with their terms).
In connection with his offer letter, Mr. Young also entered into the company’s standard form of invention assignment and nondisclosure of confidential information agreement.
Mr. Kollu Offer Letter
We entered into an offer letter with Mr. Kollu, dated November 15, 2019 (as amended and restated on August 27, 2020), to serve as our Chief Commercial Officer, with an employment start date of December 16, 2019. Mr. Kollu’s employment under the offer letter is at-will and will continue until terminated by either party. Pursuant to the offer letter, Mr. Kollu is entitled to an annual base salary of $400,000 per year. In addition, Mr. Kollu is eligible to participate in the company’s benefit plans and programs maintained by us for the benefit of our employees.
Under the offer letter, Mr. Kollu is eligible to earn an annual cash bonus under our Variable Compensation Plan, with a target annual bonus opportunity equal to 50% his annual base salary. The payment of any annual bonus, to the extent any annual bonus becomes payable, will be contingent upon Mr. Kollu’s continued employment with the company through the applicable payment date. In addition, in connection with the commencement of his employment with us, Mr. Kollu was paid a cash sign-on bonus of $140,000, in a lump-sum payment within 45 days following his employment start date. In the event that Mr. Kollu’s employment with us is terminated by the company for “cause” (as defined in his offer letter) within the first 12 months of his employment, Mr. Kollu will be required to repay to the company a pro-rated portion of the sign-on bonus equal to the number of months remaining in such 12-month period that the executive is not employed with the company.
Pursuant to the offer letter and applicable award agreements, we granted Mr. Kollu the following equity awards under our 2016 Plan:
i.An option to purchase 5,641,351 shares of our Class A common stock at an exercise price equal to the fair market value of the underlying shares of our Class A common stock on the date of grant, which, subject to Mr. Kollu’s continued service through the applicable vesting date, will vest over a four-year period, with twenty-five percent (25%) of the shares underlying the option vesting on the first anniversary of his employment start date and 1/48th of the remaining shares underling the option vesting on each monthly anniversary thereafter; and
ii.An option to purchase 1,762,922 shares of our Class A common stock at an exercise price equal to the fair market value of the underlying shares of our Class A common stock on the date of grant, which, subject to Mr. Kollu’s continued service through the applicable vesting date, will vest over a three-year period, commencing on the date that our board determines we have achieved certain commercial use objectives relating to cancer early detection tests as specified in the offer letter, with 1/36th of the shares underlying the option vesting on each monthly anniversary of such determination date thereafter.
The vesting of the options may also be accelerated in certain circumstances as set forth below. Mr. Kollu’s option awards may be exercised at any time following the date of grant in accordance with their terms.
The offer letter provides that if Mr. Kollu’s employment is terminated by us without cause or by Mr. Kollu for “good reason” (as defined in his offer letter) then, in either case, subject to his execution and non-revocation of a separation and general release of claims agreement, Mr. Kollu will receive the following from the company, subject to applicable withholding: (i) a lump-sum cash payment, payable on the 61st day following termination, equal to 12 months of Mr. Kollu’s annual base salary plus target bonus, in each case, as in effect on the date of such termination; (ii) for up to 12 months following the date of such termination, company-paid continued health care benefits under COBRA; and (iii) an additional 12 months of accelerated vesting for all then-outstanding and unvested equity awards (which includes any performance-based equity awards to the extent applicable performance criteria were achieved prior to such termination); provided, that, if such termination occurs on or within 12 months after (or within three months before) the closing of a change of control, in addition to the severance benefits described in (i)-(ii) above, Mr. Kollu’s then-outstanding and unvested equity awards will be subject to full accelerated vesting (assuming, with respect to any performance-based equity awards, that applicable performance-based criteria was achieved at target levels).
In addition to the severance benefits described above, upon any such termination of Mr. Kollu’s service prior to the consummation of this offering, any then-vested options shall remain outstanding and exercisable until the 24-month anniversary of the date of such termination (or, if earlier, the date on which such options expire or are terminated in accordance with their terms). If such termination occurs at any time following the consummation of this offering, pursuant to Mr. Kollu’s applicable award agreements, any then-vested options shall remain outstanding and exercisable until the three-month anniversary of the termination date (or, if earlier, the date in which such options expire in accordance with their terms).
In connection with his offer letter, Mr. Kollu also entered into the company’s standard form of invention assignment and nondisclosure of confidential information agreement.
Equity Incentive Plans
The following summarizes the material terms of the long-term incentive compensation plan in which certain of our employees, including our NEOs, will be eligible to participate following the consummation of this offering and the 2016 Plan, under which we have previously made periodic grants of equity and equity-based awards to our NEOs and other key employees.
2020 Incentive Award Plan
In connection with this offering, we intend to adopt a new omnibus incentive equity plan, subject to approval by our stockholders, the terms of which will be described in an amendment to the registration statement of which this prospectus forms a part. Following the adoption of this new plan, we expect that no further grants will be made under the 2016 Plan.
2020 Employee Stock Purchase Plan
In connection with this offering, we intend to adopt an employee stock purchase plan, the terms of which will be described in an amendment to the registration statement of which this prospectus forms a part.
2016 Equity Incentive Plan
On January 8, 2016, our board of directors adopted, and our stockholders approved, our 2016 Equity Incentive Plan, or the 2016 Plan (as amended on May 7, 2020).
Share Reserve. As of June 30, 2020, the aggregate number of shares of our Class A and Class B common stock reserved for grant or issuance under our 2016 Plan was 116,828,025 in the aggregate, subject to adjustment by the plan administrator in the event of certain changes in our corporate structure, as described below. The maximum number of shares that may be granted with respect to incentive stock option awards under the 2016 Plan is 116,828,025. In addition, the overall share reserve automatically increases on January 1 of each calendar year, such that the unallocated portion of the overall share reserve is equal to 4% of the company’s fully-diluted capitalization as of the December 31 of the preceding calendar year. Following the effectiveness of the 2020 Plan, the 2016 Plan will terminate and we will not have any further share increases or make any further awards thereunder. However, any outstanding awards granted under the 2016 Plan will remain outstanding, subject to the terms of the 2016 Plan and applicable award agreement. We expect that shares of common stock subject to awards granted under the 2016 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited following the effective date of the 2020 Plan will become available for issuance under the 2020 Plan in accordance with its terms.
Administration. Our board of directors acts as the plan administrator of our 2016 Plan. The plan administrator has full authority to take all actions and to make all determinations required or provided for under the 2016 Plan and any award granted thereunder. The plan administrator also has full authority to determine who may receive awards under the 2016 Plan, the type, terms, and conditions of an award, the number of shares of common stock subject to the award or to which an award relates, and to make any other determination and take any other action that the plan administrator deems necessary or desirable for the administration of the plan.
Types of Awards; Eligibility. Our 2016 Plan allows for the grant of awards in the form of: (i) incentive stock options (ISOs); (ii) non-qualified stock options (NSOs); (iii) stock appreciation rights (SARs); (iv) restricted stock; (v) RSUs; and (vi) unrestricted stock. Directors, employees, and consultants are eligible to participate in the 2016 Plan, however, incentive stock options may only be granted to employees. To date, only stock options, RSUs and restricted stock have been granted (and remain outstanding) under the 2016 Plan; each such award is set forth in a separate agreement with the person receiving the award and such agreement indicates the type, terms and conditions of the award.
•Stock Options and SARs. The plan administrator may determine the number of shares to be covered by each option and/or SAR, the exercise price and such other terms, conditions, and limitations applicable to the vesting, exercise, term and forfeiture of each option and/or SAR as it deems necessary or advisable. Options granted under the 2016 Plan may be either ISOs or NSOs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of an option or SAR is determined by the plan administrator at the time of grant but shall not be less than 100% of the fair market value, or in the case of an ISO granted to an employee who owns more than 10% of the company, 110% of the fair market value on the day of such grant. Stock options and SARs may have a maximum term of ten years, or, in the case of ISOs granted to an employee who owns more than 10% of the company, five years from the date of grant.
•Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions. The plan administrator may determine the terms and conditions of restricted stock awards, including the number of shares awarded, the purchase price, if any, to be paid by the recipient, the time, if any, at which such restricted stock may be subject to forfeiture, the vesting schedule, if any, and any rights to acceleration thereof.
•RSUs. RSUs are contractual promises to deliver cash or shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. The terms and conditions applicable to RSUs are determined by the plan administrator, subject to the conditions and limitations contained in the plan.
Adjustments; Corporate Transactions. In the event of certain changes in our corporate structure, including any stock split, reverse stock split, stock dividend, combination or reclassification of shares, recapitalization or other change in capital structure, or any extraordinary cash dividend, the plan administrator will make appropriate adjustments to outstanding awards in such manner as the plan administrator may determine. In the event of a “corporate transaction” (as defined below), the plan administrator may provide for, among other things: (i) any or all outstanding options and SARs to vest and become immediately exercisable; (ii) any or all outstanding restricted stock or restricted stock units to become non-forfeitable; (iii) the cancellation of any award in exchange for cash or other substitute consideration equal to the fair market value of the award; and (iv) the issuance of substitute stock awards that will substantially preserve the otherwise applicable terms of any affected stock award. A “corporate transaction” generally means (i) any person (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange

Act, other than any person who currently owns more than a majority of the combined voting power of our outstanding common stock), becoming the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of our then outstanding voting securities, except that any change in the ownership of our stock as a result of a private financing of the company that is approved by the board will not be considered a Corporate Transaction; (ii) our consolidation or merger with or into another entity, unless our stockholders immediately before such consolidation or merger own, directly or indirectly, a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such consolidation or merger; (iii) the sale, lease, or other disposition of all or substantially all of our assets; or (iv) the liquidation, dissolution, or winding up of the entity.
Amendment and Termination. The 2016 Plan will expire in 2026. However, the plan administrator may amend, suspend, or earlier terminate the 2016 Plan (and intends to terminate the 2016 Plan in connection with this offering), provided that the plan administrator may not adversely impair the existing rights of any participant without such participant’s consent and may not increase the aggregate number of shares of common stock that may be issued under the 2016 Plan (other than due to adjustments for corporate transactions) without stockholder consent.
Variable Compensation Program
Our annual Variable Compensation Program (VCP) provides the opportunity to eligible employees, including our named executive officers, to earn annual cash bonuses based on the achievement of pre-established corporate and individual performance goals for the applicable fiscal year. The VCP is a cash-based program, and individual VCP targets are determined by salary grade and expressed as a percentage of base pay. The payment of any annual bonus, if earned, is contingent upon the applicable participant’s (i) continued employment or service with the company through the applicable payment date, (ii) employment start date commencing on or prior to October 1 of the applicable fiscal year, and (iii) continued compliance company policy and applicable law.
During 2019, Messrs. Bishop, Young, and Kollu and Ms. Cook had annual bonus opportunities targeted at 100%, 50%, 50% and 75%, respectively, of their annual base salaries, pro-rated for partial years of service. The 2019 VCP payout to Mr. Bishop was based on company and individual performance and is set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.” Our other NEOs were not eligible to earn annual bonuses under the VCP for 2019.

DIRECTOR COMPENSATION
2019 Director Compensation Program
In 2019, our non-employee and non-investor directors were eligible in 2019 to receive compensation for their service on our board of directors, as follows: (i) a $40,000 annual cash retainer; (ii) a $10,000 additional cash retainer for service as a non-chair member of a board committee; and (iii) a $10,000 additional cash retainer for service as a committee chair of a board committee. All cash payments to non-employee and non-investor directors were paid quarterly in arrears and pro-rated for any partial periods of service. Upon initial appointment to the board, certain non-employee and non-investor directors were also eligible to receive an option grant to purchase 70,000 shares of our Class A common stock, pursuant to the 2016 Plan and form of award agreement. Directors who, at any time during their service on the board, were also full-time officers or employees of our company, received no additional compensation or benefits for their board service.
The following table contains information concerning the compensation of our non-employee and non-investor directors in 2019:

Name(1)(2)	Fees Earned or Paid in Cash ($)		Stock Awards ($)(3)	Option Awards ($)(3)(4)	All Other Compensation ($)	Total ($)
Hal V. Barron, M.D.	40,000		—	—	—	40,000
Brook Byers(5)	13,973		—	—	—	13,973
Min Cui, Ph.D(6)	—		—	—	—	—
Kaye Foster	61,890		—	—	—	61,890
Catherine J. Friedman	105,000	(7)	—	543,958	—	648,958
Maykin Ho, Ph.D.	41,329	(8)	—	79,232	—	120,561
Jeffrey Huber(6)	—		—	—	—	—
Richard Klausner, M.D(9)	56,438		—	—	—	56,438
Robert Nelsen(6)	—		—	—	—	—
William Rastetter, Ph.D	60,000		—	—	—	60,000
Mostafa Ronaghi, Ph.D(10)	—		—	—	—	—
_____________
(1)In addition to compensation received for their service on our board of directors, Messrs. Bishop and Nelsen and Drs. Barron, Cui, Ho and Klausner have each been involved in certain related-party transactions with the Company. For a discussion of these transactions, see “Certain Relationships and Related-Party Transactions” and Note 12 to our 2019 audited consolidated financial statements.
(2)Hans E. Bishop, our current Chief Executive Officer, is not included in this table as he became an employee of the company in June 2019, after which time he did not receive compensation for his services as a director. Jennifer Cook, our former Chief Executive Officer, is also not included in this table as she was an employee of the company in 2019 (through her separation date of June 6, 2019) and did not receive compensation for her services as a director. All compensation paid to Mr. Bishop for the period he served as a non-employee director during 2019 is reflected in the section titled “Summary Compensation Table” above.
(3)The amounts shown represent the grant date fair values of option awards granted in 2019 as computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used to determine the grant date fair values of equity awards made to our non-employee directors in 2019, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.
(4)As of December 31, 2019, our non-employee directors held outstanding option awards to purchase shares of our Class A common stock (and/or restricted shares issued in connection with an early exercise of such options), with respect to the following number of shares: Dr. Barron, 90,000 (all of which were early exercised into restricted shares); Mr. Byers, 220,000 (all of which were early exercised into restricted shares and 186,459 of which were repurchased by the company in 2020 in connection with Mr. Byers’ termination of service in 2019); Ms. Foster, 220,000 (70,000 of which were early exercised into restricted shares); Ms. Friedman, 660,000 (70,000 of which were early exercised into restricted shares); Ms. Ho, 70,000; Dr. Klausner, 2,060,000 (876,000 of which were granted in connection with Dr. Klausner’s consulting agreement with the company and 450,000 of which were granted for board services (see Note 12 to our 2019 audited consolidated financial statements)); and Dr. Rastetter, 1,109,000 (350,000 of which were granted in connection with Dr. Rastetter’s prior service as our chief executive officer and all of which were early exercised into restricted shares).
(5)Mr. Byers resigned as a member of our board of directors effective March 27, 2019; therefore, the cash compensation paid to him was pro-rated for his partial year of service.
(6)As investor directors, Dr. Cui and Messrs. Huber and Nelsen did not receive compensation for serving on our board of directors in 2019. Mr. Huber provides services to our board as a non-employee director pursuant to a written agreement with the company, dated October 12, 2017 and amended on August 27, 2020. Mr. Huber’s services may be terminated at any time with or without notice by the company. Pursuant to his agreement, Mr. Huber is eligible to receive certain incentive awards upon the company’s attainment of specified net revenue targets, subject to his continued board service. These awards are payable in cash or shares of our common stock at the company’s election.

For additional information on Mr. Huber’s transition agreement, see the section below titled, “Certain Relationships and Related Party Transactions—“Mr. Huber Transition Agreement.”
(7)Amount reflects cash fees paid to Ms. Friedman during 2019 for her services as a director, which includes a one-time, discretionary payment of $35,000 for her services as chairman of the board in 2019.
(8)Dr. Ho’s service on our board of directors commenced on May 10, 2019; therefore, her cash compensation was pro-rated for her partial year of service.
(9)In addition to his service as a non-employee director of the board, Dr. Klausner provides consulting services to the company from time to time pursuant to a written agreement with the company, dated May 10, 2016 and amended on August 7, 2020. Pursuant to his agreement (as amended), Dr. Klausner was granted three stock option awards, each of which vest over four years from the grant date, subject to his continued service. The agreement is terminable at any time by any party, subject to 10-day written notice from the company to Dr. Klausner. The agreement contains standard confidentiality, nondisclosure and assignment of inventions restrictions, as well as non-solicitation of personnel restrictions, effective during the term and for one year thereafter. For additional information on Dr. Klausner consulting agreement, see the section below titled, “Certain Relationships and Related Party Transactions—“Dr. Klausner Consulting Agreement.”
(10)Dr. Ronaghi’s service on the board commenced on May 4, 2020; therefore, he did not receive any compensation for services provided in 2019.
Post-IPO Director Compensation Program
We intend to approve and implement a compensation program for our non-employee directors that we expect will consist of annual retainer fees and long-term equity awards. Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
The following is a description of transactions since our inception to which we have been a party, in which the amounts involved exceeded or will exceed $120,000, and in which any of our directors, executive officers, or beneficial owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”
Preferred Stock Financings and Repurchases
We were formed in September 2015 as a wholly-owned subsidiary of Illumina, Inc. Illumina is a current holder of more than 10% of our outstanding capital stock. In January and February 2016, we completed our initial and additional closings of our Series A financing, whereby we issued an aggregate of 120,000,000 shares of Series A redeemable convertible preferred stock to 13 investors, including Illumina, for an aggregate purchase price of $120 million, or $1.00 per share.
In June 2016, we entered into a stock exchange agreement and plan of reorganization with Illumina, pursuant to which Illumina purchased 97,500,000 shares of our Series A-1 redeemable convertible preferred stock, in exchange for an equivalent number of shares of Class B Common Stock.
In February 2017, we entered into a stock repurchase and conversion agreement with Illumina and repurchased a total of 35,000,000 shares of our Series A redeemable convertible preferred stock and 34,394,121 shares of our Series A-1 redeemable convertible preferred stock from Illumina for an aggregate purchase price of $278.2 million, or $4.0085 per share. Pursuant to this agreement, Illumina elected pursuant to the terms of our amended and restated certificate of incorporation as then in effect to convert all of its remaining 63,105,879 shares of Series A-1 redeemable convertible preferred stock into 63,105,879 shares of Class B Common Stock, which were then, together with the existing shareholding of 15,000,000 shares of Class B common stock, converted into 78,105,879 shares of Class A common stock.
In February, April, May and December 2017, we completed our initial and additional closings of our Series B financing, whereby we issued an aggregate of 271,836,114 shares of our Series B redeemable convertible preferred stock to 50 investors, including Illumina, Memorial Sloan Kettering Cancer Center (MSK), entities affiliated with ARCH Ventures, and trusts affiliated with Jeffrey T. Huber, for an aggregate purchase price of $1.1 billion, or $4.0085 per share. From February 2017 to February 2018, José Baselga, M.D., Ph.D., former Physician-in-Chief and Chief Medical Officer at MSK, was a member of our board of directors. Entities affiliated with ARCH Ventures are beneficial owners of more than 5% of our outstanding common stock, and one of our directors, Mr. Nelsen, is Managing Director of ARCH Ventures. Mr. Huber also serves as one of our directors and is the beneficial owner of more than 5% of our outstanding common stock.
In November and December 2019, and January, April and May 2020, we completed our initial and additional closings of our Series D financing, whereby we issued an aggregate of 76,743,836 shares of our Series D redeemable convertible preferred stock to 14 investors, including Illumina and Milky Way Investments Group Limited (Milky Way), for an aggregate purchase price of approximately $392.0 million, or $5.1080 per share. Dr. Klausner, a member of our board of directors, is a founding partner of Milky Way.
In 2016, ARCH Venture Fund VIII, L.P. transferred 100,000 shares of our Series A redeemable convertible preferred stock to George Golumbeski, Ph.D. Dr. Golumbeski is a venture partner at ARCH Venture Partners and also served as our President and as one of our directors from August 2018 to August 2019.
In connection with these financings, we also entered into a voting agreement, a right of first refusal and co-sale agreement, and an investors’ rights agreement with certain holders of our then-outstanding redeemable convertible preferred stock, including Illumina. These agreements were subsequently amended and restated in connection with our Series A-1 stock exchange and our Series B, Series C and Series D redeemable convertible preferred stock financings. The voting agreement and right of first refusal and co-sale agreement will each terminate immediately prior to the completion of this offering. The investors’ rights agreement (IRA) provides holders of our redeemable convertible preferred stock with certain registration rights. It also provides each stockholder who, together with their affiliates, holds at least 5,000,000 shares of registrable securities, certain preemptive rights, which will terminate upon the closing of this offering. The IRA also provides these stockholders with information rights, which will terminate upon the closing of this offering. The parties to these agreements, as amended and restated, include Illumina; Johnson & Johnson UK Treasury Company Limited, a beneficial owner of more than 5% of our outstanding common stock; entities affiliated with ARCH Ventures; entities affiliated with Mr. Huber; entities affiliated with Dr. Rastetter, one of our directors and our prior chief executive officer; entities affiliated with Dr. Cui, one of our directors; an entity affiliated with Dr. Klausner, one of our directors; Mr. Bishop, our current chief executive officer and one of our current directors; Ms. Cook, our former chief executive officer and one of our former directors, and entities affiliated with Ms. Cook; and entities affiliated with Mr. Byers, one of our former directors. See “Description of Capital Stock—Registration Rights.”
The following table summarizes purchases of our redeemable convertible preferred stock in these transactions by holders of more than five percent of our capital stock and their affiliated entities and our directors. None of our executive officers purchased shares of redeemable convertible preferred stock.

Name	Series A Preferred Stock	Series A-1 Preferred Stock	Series B Preferred Stock	Series D Preferred Stock	Aggregate Purchase Price (in thousands)
Illumina, Inc.	40,000,000	97,500,000	3,458,550	11,746,280	$113,864
Johnson & Johnson UK Treasury Company Limited(1)	—	—	56,130,722	—	$225,000
Entities affiliated with ARCH Ventures(2)	45,100,000	—	18,710,240	—	$120,100
Trusts affiliated with Jeffrey Huber(3)	7,500,000	—	997,879	—	$11,500
Trusts affiliated with William Rastetter, Ph.D.(4)	2,000,000	—	997,879	—	$6,000
Milky Way Investments Group Limited(5)	—	—	—	24,471,417	$125,000
_____________
(1)Includes 5,262,051 shares of Series B redeemable convertible preferred stock that were subsequently transferred from Johnson & Johnson UK Treasury Company Limited to other investors.
(2)Represents 45,100,000 shares of our Series A redeemable convertible preferred stock purchased by ARCH Venture Fund VIII, L.P. and 18,710,240 shares of our Series B redeemable convertible preferred stock purchased by ARCH Venture Fund IX Overage, L.P. Includes 100,000 shares of Series A redeemable convertible preferred stock that were subsequently transferred from ARCH Venture Partners to a former executive.
(3)Represents 7,500,000 shares of our Series A redeemable convertible preferred stock and 997,879 shares of our Series B redeemable convertible preferred stock purchased by Huber Family QTIP Trust U/A/D 09/19/2012. Includes 578,825 shares of Series B redeemable convertible preferred stock that were subsequently transferred from Mr. Huber to three members of our board of directors.
(4)Represents 2,000,000 shares of Series A redeemable convertible preferred stock held by the Rastetter Family Trust DTD, dated September 2, 2010 and 997,879 shares of Series B redeemable convertible stock held by the Investment 2002 Trust, dated November 11, 2002.
(5)Dr. Klausner, a member of our board of directors, is a founding partner of Milky Way.
Illumina Commercial Agreements
Amended and Restated Supply and Commercialization Agreement
In January 2016, we entered into a supply and commercialization agreement with Illumina. The agreement was amended and restated in February 2017, and amended in September 2017 and December 2019. We refer to this agreement, as amended, as the Amended and Restated Supply and Commercialization Agreement. For a detailed description of certain terms of this agreement, see “Business—Key Relationships—Supply and Commercialization Agreement with Illumina” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments.”

In March 2016, we entered into a 48-month system lease agreement with De Lage Financial Services, Inc., through a program affiliated with Illumina, to lease eight HiSeqX instrument systems for $0.1 million per month, for a total payment of $4.9 million.
In September 2016, we entered into a 48-month system lease agreement with De Lage Financial Services, Inc., through a program affiliated with Illumina, to lease three HiSeqX instrument systems for less than $0.1 million per month, for a total payment of $1.6 million.
In August 2018, we entered into an agreement with Illumina to sell them certain equipment for $0.3 million. In January 2019, we paid Illumina $15.0 million related to fulfilling our data delivery obligations under the Amended and Restated Supply and Commercialization Agreement.
In February 2019, pursuant to the terms of our Amended and Restated Supply and Commercialization Agreement with Illumina, we entered into two separate non-exclusive and non-sublicensable license agreements with Illumina. Under these agreements, we sublicensed to Illumina rights to certain patents and technology in-licensed to us. Pursuant to the terms and conditions of these agreements, Illumina is required to pay us a low single-digit royalty payment based on Illumina’s net sales of a product covered by certain patents. In addition to these royalty payments, Illumina has paid initial aggregate licensing fees of $50,000 and is obligated to pay us aggregate annual minimum royalties of $50,000. These agreements also include a milestone payment from Illumina to us of $50,000 tied to the first commercial sale of a product covered by certain patents. In one of the agreements, there is an annual royalty cap of $5.0 million, and an option to reduce the annual royalty cap to $2.0 million by making a one-time up-front payment to us of $10.0 million. Illumina may terminate these agreements at any time by providing prior written notice to us.
Beginning May 4, 2020, Mostafa Ronaghi, Ph.D. has served as a member of our board of directors. Mr. Ronaghi was also the Chief Technology officer of Illumina through May 2020 and is the Senior Vice President of Entrepreneurial Development of Illumina.
Issuance of Series B Preferred Stock to Affiliates of Decheng Capital, LLC
In May 2017, in connection with our acquisition of Cirina Limited, we issued to certain entities affiliated with Decheng Capital, LLC aggregate consideration in the amount of $97.9 million, which includes cash consideration, contingent consideration, and the fair value of 13,207,228 shares of Series B redeemable convertible preferred stock. Min Cui, Ph.D., a member of our board of directors since October 2017, is the founder and Managing Director of Decheng Capital.
Sale of Equipment to HELIX
In June 2018, we entered into an agreement with Helix OpCo LLC to sell them laboratory equipment for $0.4 million. Helix OpCo LLC is a consolidated entity of Illumina.
Reimbursement of ARCH Legal Expenses
In February 2017, in connection with the closing of our Series B financing, we reimbursed certain expenses incurred by legal counsel to the purchasers of our Series B redeemable convertible preferred stock of $0.1 million. The purchasers in the Series B financing included entities affiliated with ARCH Ventures for which Mr. Nelsen, a member of our board of directors, served as a Managing Director.
Collaboration Agreement with Memorial Sloan Kettering Cancer Center
From February 2017 to February 2018, José Baselga, M.D., Ph.D., former Physician-in-Chief and Chief Medical Officer at MSK, was a member of our board of directors. In February 2017, we entered into collaboration and research agreements with MSK pursuant to which MSK received 500,000 shares of our Class A common stock, and we incurred expenses totaling $2.7 million and $3.4 million through December 2017 and December 2018, respectively.
Collaboration Agreement with Janssen Biotech, Inc.
Johnson & Johnson UK Treasury Company Limited (J&J UK Treasury) and Janssen Biotech, Inc. (Janssen) are subsidiaries of Johnson & Johnson Inc. (J&J). As of December 31, 2017 and December 31, 2018, J&J UK Treasury was a minority stockholder of the Company. In November 2017, we entered into a research and development agreement with Janssen. Research services performed by the Company in 2018 totaled $0.7 million, which were paid by Janssen during 2018. In December 2019, we entered into a testing resources and collaboration agreement with Janssen. No research services were performed in 2019. In January 2020, we received $2.5 million from Janssen as prepayment for services to be performed pursuant to the testing resources and collaboration agreement.
Dr. Klausner Consulting Agreement
We entered into a consulting agreement with Richard Klausner, M.D., dated as of May 10, 2016 and amended as of August 7, 2020, pursuant to which Dr. Klausner provides consulting services to us on certain technical, business and strategic matters (in addition to Dr. Klausner serving as a non-employee member of our board of directors). The consulting agreement may be terminated at any time by any party, subject to our providing Dr. Klausner with 10-days’ written notice. Pursuant to his consulting agreement (as amended), Dr. Klausner was granted three options to purchase shares of our Class A common stock at an exercise price equal to the fair market value of a share of common stock on the applicable date of grant covering 876,000 shares, 1,400,000 shares and 584,000 shares, respectively.
Subject to Dr. Klausner’s continuous service through the applicable vesting date: (i) the option covering 876,000 shares of our Class A common stock vests over four years in substantially equal installments on each monthly anniversary of February 6, 2016; (ii) the option covering 1,400,000 shares of our Class A common stock vests over four years with 25% of the shares vesting on August 7, 2021 and 1/48 of the remaining shares vesting on each monthly anniversary of August 7 thereafter; and (iii) the option covering 584,000 shares of our Class A common stock vests over four years in substantially equal installments on each monthly anniversary of February 6, 2016.
The consulting agreement prohibits Dr. Klausner’s solicitation of personnel during the term and for one year thereafter, and additionally contains customary confidentiality, nondisclosure and intellectual property covenants.
In addition to the option grants under Dr. Klausner’s consulting agreement, in May 2018, Dr. Klausner was granted an option to purchase 450,000 shares of Class A common stock at an exercise price of $1.74 per share in connection with consulting services. Subject to Dr. Klausner’s continuous service to the Company through the applicable vesting date, the option vests over four years, with 25% cliff-vesting on the one-year anniversary of the vesting commencement date, and 1/48th of the shares vesting monthly thereafter.
Scientific Advisory Board Consulting Agreements
Hal V. Barron, M.D. served as a member of our Scientific Advisory Board (SAB) from May 2016 to August 2018. The compensation under the SAB consulting agreement consisted of $35,000 per year, reimbursement of certain out-of-pocket expenses, and an option to purchase 20,000 shares of Class A common stock at an exercise price of $0.25 per share that vests over four years, with 25% vesting on the first anniversary of the vesting commencement date and the remainder vesting in equal monthly installments thereafter. Dr. Barron became a member of our board of directors in August 2018.
José Baselga, M.D., Ph.D. served as Chairman of our SAB from February 2016 to September 2018. The compensation under the SAB consulting agreement consisted of $100,000 per year, reimbursement of certain out-of-pocket expenses, and an option to purchase 250,000 shares of Class A common stock at an exercise price of $0.23 per share that vests over four years, with 25% vesting on the first anniversary of the vesting commencement date and remainder vesting in equal monthly installments thereafter. Dr. Baselga served as a member of our board of directors from February 2017 to February 2018.

Agilent Arrangements
Since August 2018, Hans E. Bishop has served as a member of our board of directors. During June 2019, Mr. Bishop was appointed as our chief executive officer. Mr. Bishop is also on the board of directors of Agilent Technologies, Inc. (Agilent). Agilent is one of our suppliers. During the year ended December 31, 2019, we incurred $0.5 million in research and development expenses in connection with purchase orders with Agilent. In addition, as of December 31, 2019, we purchased $0.2 million in property and equipment from Agilent.
PAREXEL Agreement
Since May 10, 2019, Maykin Ho, Ph.D. has served as a member of the board of directors. Dr. Ho is also on the board of directors of PAREXEL International Corporation (PAREXEL). PAREXEL is a global biopharmaceutical services provider. During January 2019, we entered into a service agreement with PAREXEL for certain enrollment and sample collection services to which the company incurred research and development expenses of $0.7 million during the year ended December 31, 2019.
Twist Bioscience Relationship
Mr. Nelsen, a member of our board of directors, serves as managing director of ARCH Venture Partners. Entities affiliated with ARCH Ventures Partners are a greater than 10% stockholder in Twist Bioscience Corporation. We currently rely on Twist Bioscience as our supplier of our DNA panels. We placed purchase orders with Twist Bioscience throughout 2019 pursuant to which we incurred research and development expenses of $3.3 million as of December 31, 2019.
Mr. Huber Transition Agreement
We entered into a transition agreement with Jeffrey T. Huber on October 12, 2017, which was amended on August 27, 2020 that provided the terms of Mr. Huber’s severance as well as his service on our board of directors following his termination of employment. The transition agreement provided for the following severance payments and benefits (subject to Mr. Huber’s execution of a release): (i) a pro rata portion of Mr. Huber’s annual bonus for 2017 at the actual achievement level through his separation date (i.e., October 12, 2017), (ii) a severance payment equal to $1,312,500, payable in equal monthly installments over a period of 18 months, (iii) company-paid healthcare coverage under COBRA for a period of 18 months following the separation date; (iv) 12 months’ (25%) accelerated vesting on a total of 11,428,571 restricted shares of Class B common stock (i.e., accelerated vesting of 2,857,143 shares) that were previously purchased by Mr. Huber (the Huber Time-Based Award), and (v) the value of any accrued but unused paid time off.
The transition agreement further sets forth the terms and conditions of Mr. Huber’s continued service as a member of the Board. Under the transition agreement, Mr. Huber serves as vice chairman of the Board and is entitled in connection with such service to the same level of compensation paid generally to our other non-employee directors serving as non-chair members of the board. In addition, Mr. Huber also continued during his Board service to vest monthly in the unvested portion of the Huber Time-Based Award (which vested as to its last tranche in May 2018).
Prior to his separation date, Mr. Huber acquired a milestone-based equity award consisting of 5,714,286 restricted shares of our Class B common stock (the Milestone Award), which was eligible to vest upon the earlier to occur of the consummation of one or more qualifying events or February 29, 2020, subject to Mr. Huber’s continued service on our board of directors; the Milestone Award vested in full on February 29, 2020.
In addition, under the transition agreement, Mr. Huber is eligible to receive an incentive award with a total value of up to $78 million, which may be earned in four equal installments of $19.5 million based on our attainment of specified net revenue targets, subject to Mr. Huber’s continued service on our board of directors through the applicable vesting date. The incentive award installments, to the extent earned, are payable in cash or in shares of our common stock at our election. If Mr. Huber’s service on our board of directors is terminated without “cause” (as defined in the transition agreement) or due to Mr. Huber’s death, disability or inability to stand for re-election to the board of directors, in any case, the incentive award will remain outstanding and eligible to vest until August 27,

2030. If Mr. Huber’s service on our board of directors is terminated for any other reason, Mr. Huber will forfeit any then-unearned portion of the incentive award.
Under the transition agreement, in the event there is a financing resulting in excess investor demand, we may offer Mr. Huber, in our discretion, a one-time right to sell to us all or a portion of Mr. Huber’s 7,500,000 shares of Series A redeemable convertible preferred stock and/or the 997,879 shares of Series B redeemable convertible preferred stock at a price equal to the then-current fair market value (to be determined in mutual agreement), up to $15 million in the aggregate.
Mr. Huber’s Sale of Shares to Other Directors
In August 2018, Mr. Huber, one of our directors and the beneficial owner of more than 5% of our outstanding common stock, transferred a total of 578,825 shares of Series B redeemable convertible preferred stock to Dr. Barron (210,482 shares), Mr. Bishop (210,482 shares), and Ms. Friedman (157,861 shares) at a price of $4.751 per share, for total consideration of $2,749,998, representing a $429,778 gain from the $2,320,220 consideration that Mr. Huber paid to purchase these shares in our Series B preferred financing in 2017. We waived our right of first refusal in connection with these sales.
Equity Grants to Executive Officers and Directors
We have granted restricted stock units and stock options to certain of our executive officers and non-employee directors, as more fully described in “Executive Compensation.”
Directed Share Program
At our request, the underwriters have reserved             % of the common stock offered by this prospectus, at the initial public offering price, to certain of our directors, officers, employees, business associates and related persons through a directed share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as other shares offered by this prospectus. Morgan Stanley & Co. LLC, an underwriter in this offering, will administer our directed share program. See the section titled “Underwriting” for additional information.
Director and Officer Indemnification
We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we will have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.
Related Person Transaction Policy
We have a written related-person transaction policy, to be effective upon the closing of this offering, that applies to our executive officers, directors, director nominees, holders of more than five percent of any class of our voting securities, and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons. Such persons will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, director nominee, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the commercial reasonableness of the terms of the transaction and the materiality and character of the related person’s direct or indirect interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding beneficial ownership of our common stock as of August 31, 2020 by:
•each person whom we know to beneficially own more than 5% of our common stock;
•each of the directors and named executive officers individually; and
•all directors and executive officers as a group.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of August 31, 2020. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person.
We have based our calculation of the percentage of beneficial ownership prior to this offering on 672,529,127 shares of our common stock outstanding and held of record by approximately 443 stockholders as of August 31, 2020, which gives effect to (i) the filing and effectiveness of our amended and restated certification of incorporation; (ii) the conversion of shares of all outstanding redeemable convertible preferred stock into common stock; (iii) the conversion of all outstanding Class B common stock into Class A common stock at a ratio of 0.44 shares of Class A common stock to 0.42 shares of Class B common stock; and (iv) the reclassification of our Class A and Class B common stock into a single class of common stock, in each case outstanding as of August 31, 2020, as if such filing, effectiveness, reclassification, and conversion had taken place as of August 31, 2020. We have based our calculation of the percentage of beneficial ownership after this offering on               shares of our common stock outstanding as of August 31, 2020, which gives effect to the adjustments described in the prior sentence and further reflects the issuance of               shares of common stock in this offering, assuming that the underwriters will not exercise their over-allotment option to purchase up to an additional               shares of our common stock. The following table does not reflect any shares of common stock that may be purchased pursuant to our directed share program described in “Underwriting.”

Unless otherwise indicated, the address for each listed stockholder is: c/o GRAIL, Inc., 1525 O’Brien Drive, Menlo Park, California 94025. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Illumina, Inc.(2)	98,310,709	14.6%
Entities affiliated with ARCH Venture Partners(3)	63,710,240	9.5%
Johnson & Johnson UK Treasury Company Limited(4)	50,868,671	7.6%
Hal V. Barron, M.D.(5)	450,482	*
Hans E. Bishop(6)	8,651,639	1.3%
Jennifer Cook(7)	8,398,498	1.2%
Min Cui, Ph.D.(8)	17,609,637	2.6%
Catherine J. Friedman(9)	817,861	*
Kaye Foster(10)	220,000	*
Maykin Ho, Ph.D.(11)	70,000	*
Jeffrey T. Huber(12)	34,098,422	5.1%
Richard Klausner, M.D.(13)	27,753,292	4.1%
Gautam K. Kollu(14)	7,404,273	1.1%
Robert Nelsen(3)	63,710,240	9.5%
William Rastetter, Ph.D.(15)	3,931,879	*
Mostafa Ronaghi, Ph.D.(16)	70,000	*
Matthew P. Young(17)	10,024,350	1.5%
All directors and executive officers as a group (15 persons)(18)	185,742,475	26.0%
__________________
* Less than 1%.
(1)Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”
(2)Consists of (i) 5,000,000 shares of Series A redeemable convertible preferred stock, (ii) 3,458,550 shares of Series B redeemable convertible preferred stock, (iii) 11,746,280 shares of Series D redeemable convertible preferred stock, and (iv) 78,105,879 shares of Class A common stock. Illumina, Inc. is a publicly-traded company.
(3)Consists of (i) 45,000,000 shares of Series A redeemable convertible preferred stock held by ARCH Venture Fund VIII, L.P. (ARCH Venture Fund VIII) and (ii) 18,710,240 shares of Series B redeemable convertible preferred stock held by ARCH Venture Fund IX Overage, L.P. (ARCH Overage). ARCH Venture Fund VIII is the record owner of shares of Series A redeemable convertible preferred stock (the Series A Record Shares). ARCH Venture Partners VIII, L.P. (AVP VIII LP), as the sole general partner of ARCH Venture Fund VIII, may be deemed to beneficially own the Series A Record Shares. ARCH Venture Partners VIII, LLC (AVP VIII LLC), as the sole general partner of AVP VIII LP, may be deemed to beneficially own the Series A Record Shares. AVP VIII LP and AVP VIII LLC disclaim beneficial ownership except to the extent of any pecuniary interest therein. As managing directors of AVP VIII LLC, each of Keith Crandell, Clinton Bybee, and Robert Nelsen (the Managing Directors) may also be deemed to share the power to direct the disposition and vote of the Series A Record Shares. Each Managing Director disclaims beneficial ownership except to any pecuniary interest therein. ARCH Overage is the record owner of shares of Series B redeemable convertible preferred stock (the Series B Record Shares). ARCH Venture Partners IX Overage, L.P. (AVP IX Overage), as the sole general partner of ARCH Overage, may be deemed to beneficially own the Series B Record Shares. ARCH Venture Partners IX, LLC (AVP IX LLC), as the sole general partner of AVP IX Overage, may be deemed to beneficially own the Series B Record Shares. AVP IX Overage and AVP IX LLC disclaim beneficial ownership except to the extent of any pecuniary interest therein. As managing directors of AVP IX LLC, each of the Managing Directors may also be deemed to share the power to direct the disposition and vote of the Series B Record Shares. Each Managing Director disclaims beneficial ownership except to the extent of any pecuniary interest therein.
(4)Consists of 50,868,671 shares of Series B redeemable convertible preferred stock. Johnson & Johnson UK Treasury Company Limited is indirectly wholly owned and controlled by Johnson & Johnson, a New Jersey corporation. No natural person controls Johnson & Johnson UK Treasury Company Limited.
(5)Consists of (i) 210,482 shares of Series B redeemable convertible preferred stock, and (ii) 240,000 shares of Class A common stock, 185,000 of which are subject to our right of repurchase as of August 31, 2020.

(6)Consists of (i) 210,482 shares of Series B redeemable convertible preferred stock, (ii) 70,000 shares of Class A common stock, 35,000 of which are subject to our right of repurchase as of August 31, 2020, and (iii) 8,371,157 shares of Class A common stock issuable to Mr. Bishop pursuant to options exercisable within 60 days of August 31, 2020, of which all are fully vested as of such date.
(7)Consists of (i) 120,091 shares of Class A common stock held by the Larry Michael Randal, Jr. 2019 Annuity Trust A U/A/D 03/12/2019, (ii) 120,091 shares of Class A common stock held by the Jennifer E. Cook 2019 Annuity Trust A U/A/D 03/12/2019, (iii) 159,818 shares of Class A common stock held by the Cook/Randal Family Trust dated October 11, 2007 (iii) 145,607 shares of Class A common stock held by Ms. Cook and (ii) 7,852,891 shares of Class A common stock issuable to Ms. Cook pursuant to options exercisable within 60 days of August 31, 2020, of which all are fully vested as of such date.
(8)Consists of (i) 7,337,349 shares of Series B redeemable convertible preferred stock held by Decheng Capital China Life Sciences USD Fund II, L.P., (ii) 5,869,879 shares of Series B redeemable convertible preferred stock held by Decheng Capital China Life Sciences USD Fund I, L.P., and (iii) 4,402,409 shares of Series B redeemable convertible preferred stock, for which Decheng Capital China Life Sciences USD Fund II, L.P. has been granted the right to vote or consent on all matters submitted to a vote of stockholders. These voting and consent rights terminate upon the consummation of the offering contemplated hereby.
(9)Consists of (i) 157,861 shares of Series B redeemable convertible preferred stock held by the Duane Family Trust, (ii) 20,417 shares of Class A common stock held by Ms. Friedman, 17,500 of which are subject to our right of repurchase as of August 31, 2020, (iii) 93,301 shares of Class A common stock held by relatives of Ms. Friedman and (iv) 546,282 shares of Class A common stock issuable to Ms. Friedman pursuant to options exercisable within 60 days of August 31, 2020, of which 166,073 are fully vested as of such date.
(10)Consists of (i) 70,000 shares of Class A common stock, 11,667 of which are subject to our right of repurchase as of August 31, 2020, and (ii) 150,000 shares of Class A common stock issuable to Ms. Foster pursuant to options exercisable within 60 days of August 31, 2020, of which 90,625 shares are fully vested as of such date.
(11)Consists of 70,000 shares of Class A common stock issuable to Ms. Ho pursuant to options exercisable within 60 days of August 31, 2020, of which 24,791 are fully vested as of such date.
(12)Consists of (i) 7,500,000 shares of Series A redeemable convertible preferred stock held by the Huber Family QTIP Trust U/A/D 09/19/2012, (ii) 419,054 shares of Series B redeemable convertible preferred stock held by the Huber Family QTIP Trust U/A/D 09/19/2012, (iii) 8,000,000 shares of Class B common stock held by Huber Vossough 2020 GRAT U/A/D 08/18/2020, (iv) 15,185,206 shares of Class B common stock held by Maywood Trust U/A/D 09/19/2012, and (v) 1,804,191 shares of Class B common stock held by The Jeffrey T. Huber 2018 Grantor Retained Annuity Trust U/A/D 3/12/2018.
(13)Consists of (i) 3,281,875 shares of Class A common stock issuable to Dr. Klausner pursuant to options exercisable within 60 days of August 31, 2020, of which 1,822,500 are fully vested as of such date, and (ii) 24,471,417 shares of Series D redeemable convertible preferred stock held by Milky Way Investments Group Limited.
(14) Consists of 7,404,273 shares of Class A common stock issuable to Mr. Kollu pursuant to options exercisable within 60 days of August 31, 2020, of which no shares are fully vested.
(15)Consists of (i) 2,000,000 shares of Series A redeemable convertible preferred stock held by the Rastetter Family Trust DTD, dated September 2, 2010, (ii) 997,879 shares of Series B redeemable convertible preferred stock held by the Investment 2002 Trust, dated November 11, 2002, and (iii) 934,000 shares of Class A common stock held by Dr. Rastetter, 76,563 of which are subject to our right of repurchase as of August 31, 2020.
(16)Consists of 70,000 shares of Class A common stock issuable to Dr. Ronaghi pursuant to options exercisable within 60 days of August 31, 2020, of which no shares are fully vested.
(17)Consists of (i) 8,716,800 shares of Class A common stock issuable to Mr. Young pursuant to options exercisable within 60 days of August 31, 2020, of which 1,307,550 shares are fully vested, and (ii) 1,307,550 shares of Class A common stock issuable to Mr. Young pursuant to the settlement of restricted stock units vesting within 60 days of August 31, 2020, of which all are fully vested as of such date.
(18)Consists of (i) 185,742,475 shares beneficially owned by our executive officers and directors, 325,730 of which are subject to our right of repurchase as of August 31, 2020, (ii) 39,540,787 shares subject to options exercisable within 60 days of August 31, 2020, of which 13,332,195 are fully vested as of such date, and (iii) 1,307,550 shares issuable pursuant to the settlement of restricted stock units vesting within 60 days of August 31, 2020, of which all are fully vested as of such date..

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering, as well as certain contractual rights under agreements between us and certain of our stockholders that will remain in place following the closing of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
Reclassification and Conversion of Class A Common Stock, Class B Common Stock, and Redeemable Convertible Preferred Stock
Prior to the completion of this offering, all outstanding Class B common stock will be converted into Class A common stock, we will amend our certificate of incorporation to provide for the reclassification of our Class A common stock and Class B common stock into a single class of common stock, and our outstanding redeemable convertible preferred stock will be converted into common stock, which is the same class as the shares of common stock to be issued in this offering. In addition, we will further amend our certificate of incorporation and bylaws to include the provisions described below.
Authorized and Outstanding Capital Stock
Upon the closing of this offering, our authorized capital stock will consist of               shares of common stock, par value $0.001 per share, and               shares of preferred stock, par value $0.001 per share.
Upon the closing of this offering, after giving effect to the sale of the shares of common stock offered hereby, there will be               shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options to purchase 98,033,707 shares of common stock and no issuance of 30,343,670 shares of common stock issuable upon the vesting and settlement of RSUs. There will be no shares of preferred stock outstanding.
Common Stock
The rights of the holders of the common stock are as described below:
Voting Rights. Each share of common stock is entitled to one vote upon any matter submitted to a vote of our stockholders, including the election of directors. Holders of the common stock will vote as a single class on all matters submitted to a stockholder vote, subject to any voting rights granted to holders of any preferred stock. Holders of the common stock are not entitled to any cumulative voting rights.
Dividend Rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”
Rights upon Liquidation. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other Rights. The holders of our common stock have no preemptive rights or other subscription rights.
There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock
Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.
The issuance of preferred stock may have the effect of delaying, deterring, or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.
Election and Removal of Directors; Vacancies
Our board of directors will consist of between five and fifteen directors. The exact number of directors will be fixed from time to time by resolution of the board. Directors will be elected by a plurality of the votes of the shares of our capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.
No director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of shares representing not less than a majority of the shares then entitled to vote at an election of directors.
Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.
Staggered Board
Upon the closing of this offering, our board of directors will be divided into three classes serving staggered three-year terms. Class I, Class II, and Class III directors will serve until our annual meetings of stockholders in 2021, 2022, and 2023, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will typically be necessary for stockholders to effect a change in a majority of the members of the board of directors.
Limitation on Action by Written Consent
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that holders of our common stock will not be able to act by written consent without a meeting.
Stockholder Meetings
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may be called only by a majority of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws specifically deny any power of any other person to call a special meeting.
Amendment of Certificate of Incorporation
The provisions of our amended and restated certificate of incorporation described under “—Election and Removal of Directors; Vacancies,” “—Stockholder Meetings,” “—Limitation on Action by Written Consent,” “—Limitation of Liability of Directors and Officers,” “—Common Stock—Voting Rights,” and “—Forum Selection” and provisions relating to amendments to our amended and restated certificate of incorporation may be amended only by the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of voting stock. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our amended and restated certificate of incorporation.

Amendment of Bylaws
Certain provisions of our amended and restated bylaws may generally be altered, amended, or repealed, and new bylaws may be adopted, with the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment, or repeal of, or adoption of any bylaw inconsistent with specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, nomination of directors, transfers of capital stock and dividends requires the affirmative vote of at least 66-2/3% of all directors in office at a meeting called for that purpose.
All other provisions of our amended and restated bylaws may generally be altered, amended, or repealed, and new bylaws may be adopted, with the affirmative vote of holders of  66-2/3 % of the voting power of our outstanding shares of voting stock.
Other Limitations on Stockholder Actions
Our amended and restated bylaws impose some procedural requirements on stockholders who wish to:
•make nominations in the election of directors;
•propose that a director be removed;
•propose any repeal or change in our amended and restated bylaws; or
•propose any other business to be brought before an annual or special meeting of stockholders.
Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:
•a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;
•the stockholder’s name and address;
•any material interest of the stockholder in the proposal;
•the number of shares beneficially owned by the stockholder and evidence of such ownership; and
•the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.
To be timely, a stockholder must generally deliver notice:
•in connection with an annual meeting of stockholders, not less than 120 nor more than 150 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) not less than 70 nor more than 120 days prior to the date of the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or
•in connection with the election of a director at a special meeting of stockholders, during the period not less than 120 nor more than 150 days prior to the date of the special meeting, or the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit all information with respect to the nominee that would be required to be included in a proxy statement, as well as other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.
Limitation of Liability of Directors and Officers
Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•any breach of the director’s duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and
•any transaction from which the director derived an improper personal benefit.
As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Our amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims, and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
Forum Selection
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of our company to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation and bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.
Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
The enforceability of similar federal court choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find either of the choice of forum provisions contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company or its directors, officers or other employees, which may discourage such lawsuits against the company and its directors, officers and other employees and result in increased costs for investors to bring a claim.
Delaware Business Combination Statute
We have elected to be subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:
•the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or
•following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.
Anti-Takeover Effects of Some Provisions
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:
•acquisition of control of us by means of a proxy contest, tender offer, or otherwise; or
•removal of our incumbent officers and directors.
These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Registration Rights
After the closing of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the IRA, and generally apply to the shares of common stock issued in connection with the reclassification of our outstanding redeemable convertible preferred stock prior to this offering. We refer to these shares as registrable securities. With respect to any particular stockholder, when such stockholder is able to sell all of its registrable securities pursuant to Rule 144 of the Securities Act without restriction (including any volume limitations), these registration rights will expire. We are generally obligated under the IRA to pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and S-3 registration rights described below will expire five years after the effective date of the registration statement of which this prospectus forms a part.
Certain stockholders who are party to the IRA have waived their registration rights and the registration rights of the other stockholders who are party to the IRA, in each case, with respect to this offering and have entered into contractual lock-up agreements with the underwriters. See “Shares Available for Future Sale” and “Underwriting.”
Demand Registration Rights
Beginning 180 days following this offering, the holders of registrable securities will be entitled to certain demand registration rights. The holders of at least 40% of these securities have the right to require us, on not more than two occasions, to file a registration statement under the Securities Act in order to register the resale of their registrable securities having an anticipated aggregate offering price of at least $5 million. If we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 60 days. The managing underwriters of the offering also have the right, subject to certain limitations, to limit the number of shares included in such registrations.
S-3 Registration Rights
After the closing of this offering, the holders of registrable securities may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $5 million (after deducting underwriting discounts and selling commissions). These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given 12-month period. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 60 days. The managing underwriters of the offering also have the right, subject to certain limitations, to limit the number of shares included in such registrations.
Piggyback Registration Rights
Our Investors’ Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them. After the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing the holders to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan or on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or a registration in which the only equity securities registered are shares of common stock issuable upon conversion of debt securities also included in such registration, the holders of these shares are entitled to notice of the registration and have the right to include their registrable securities in the registration. This right is subject to limitations that the managing underwriters may impose on the number of shares included in the registration, but in no event can the number of registrable securities to be included in the offering be reduced by the managing underwriters below 20% of the total shares registered.
Listing
We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “GRAL.”
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK
The following are the material U.S. federal income consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:
•a nonresident alien individual;
•a foreign corporation; or
•a foreign estate or trust.
You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.
If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.
This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the U.S. tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local, or non-U.S. taxation, estate or gift tax laws, or any taxes other than income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, or non-U.S. taxing jurisdiction.
Dividends
As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”
Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable Internal Revenue Service (IRS) Form W-8 certifying your entitlement to benefits under a treaty.
If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends on a net income basis in the same manner as a U.S. person as defined under the Code. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock
Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:
•the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States); or
•we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.
If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
FATCA
Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as payments of gross proceeds of dispositions of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. In addition, regulations proposed by the U.S. Treasury Department would eliminate the requirement under FATCA of withholding on gross proceeds of disposition of our common stock. The U.S. Treasury Department has stated that taxpayers may rely on these proposed regulations pending their finalization. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Based on the number of shares of our common stock outstanding as of June 30, 2020, upon completion of this offering, we will have             shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of any options or vesting and settlement of RSUs after June 30, 2020. Of these shares,          , or          shares of our common stock if the underwriters exercise their over- allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining          shares of common stock outstanding will bear “restricted shares” as defined in Rule 144. Restricted shares and the shares of common stock into which such securities are convertible may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which rules are summarized below. As a result of the contractual lock-up period ending 180 days after the date of this prospectus described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus
After 90 days from the date of this prospectus
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares; or
•the average weekly trading volume of shares of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144 to the extent applicable.

Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Registration Rights
Upon completion of this offering, the holders of          shares of common stock, including 98,033,707 shares of common stock issuable upon the exercise of outstanding options or their transferees, and 30,343,670 shares of common stock issuable upon the vesting and settlement of RSUs outstanding, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights.”
Stock Options and Restricted Stock Units
As of June 30, 2020, options to purchase a total of 98,033,707 shares of common stock and 30,343,670 shares of common stock issuable upon the vesting and settlement of RSUs were outstanding. All of the shares subject to options are subject to lock-up agreements. An additional 14,975,649 shares of common stock were available for future grants under our stock plan at such date. We intend to adopt our 2020 Plan prior to the closing of this offering.
Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our 2016 Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual lock-up restrictions described below.
Lock-up Agreements
All of our directors, executive officers, and the holders of substantially all of our outstanding shares of common stock have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period ending 180 days after the date of this prospectus, without the prior written consent of the representatives of the underwriters. See “Underwriting.”

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., Cowen and Company, LLC and Evercore Group L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Cowen and Company, LLC
Evercore Group L.L.C.
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      . We have agreed to reimburse the underwriters for certain expenses relating to our initial public offering up to $      .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “GRAL.”
We and all directors, executive officers, and the holders of substantially all of our outstanding shares of common stock have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the restricted period):
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;
•file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
•enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph do not apply to, among other circumstances:
•the sale of shares to the underwriters; or
•the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus;
•transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or
•the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.
The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Directed Share Program
At our request, the underwriters have reserved             % of the common stock offered by this prospectus, at the initial public offering price, to certain of our directors, officers, employees, business associates and related persons through a directed share program. Any reserve shares purchased by our directors, officers, employees, business associates or related persons will be subject to the lock-up provisions described in “Lock-up Agreements”. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as other shares offered by this prospectus. Morgan Stanley & Co. LLC, an underwriter in this offering, will administer our directed share program. We have agreed to indemnify the underwriters against certain liabilities and to reimburse the underwriters for certain fees and expenses in connection with the directed share program.
Selling Restrictions
European Economic Area
The shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (EEA). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, MiFID II); or (ii) a customer within the meaning of Directive EU 2016/97 (as amended or superseded, the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended or superseded, the Prospectus Directive). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the PRIIPs Regulation) for offering or selling the shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the shares or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus has been prepared on the basis that any offer of shares in any member state of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. This prospectus is not a prospectus for the purposes of the Prospectus Directive.
United Kingdom
In the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it, (all such persons together being referred to as relevant persons). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase, or otherwise acquire such shares will be engaged in only with, Relevant Persons. This prospectus and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents.
Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors, or QII
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore (MAS). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A) and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
China
This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The shares have not been listed on the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

LEGAL MATTERS
The validity of the issuance of the shares of common stock offered hereby will be passed upon for GRAIL, Inc. by Latham & Watkins LLP. Simpson Thacher & Bartlett LLP, Palo Alto, California, is representing the underwriters.
EXPERTS
The financial statements as of December 31, 2019 and 2018 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains a website at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.
As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain a website at https://grail.com, at which, following this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

GRAIL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of GRAIL, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of GRAIL, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
San Jose, California
April 21, 2020
We have served as the Company’s auditor since 2017.

GRAIL, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,
	2018	2019
Assets
Current assets:
Cash and cash equivalents	$95,094	$143,189
Short-term marketable securities	546,256	401,155
Prepaid expenses and other current assets	6,539	12,585
Prepaid expenses and other current assets—related party	1,342	584
Total current assets	649,231	557,513
Property and equipment, net	29,604	23,078
Property and equipment, net—related parties	3,435	1,347
Operating lease right-of-use assets	—	35,036
Long-term marketable securities	—	13,933
Restricted cash	1,630	1,228
Other non-current assets	2,945	3,384
Total assets	$686,845	$635,519

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$12,390	$5,880
Accounts payable—related parties	361	207
Accrued liabilities	36,961	31,584
Accrued liabilities—related parties	21,209	—
Liability for early exercise of unvested stock options, current portion	1,451	1,855
Operating lease liabilities	—	4,604
Other current liabilities	1,785	800
Total current liabilities	74,157	44,930
Finance lease payable, net of current portion	800	—
Deferred rent, net of current portion	6,909	—
Operating lease liabilities, net of current portion	—	36,638
Liability for early exercise of unvested stock options, net of current portion	2,251	349
Other non-current liabilities	2,356	3,075
Total liabilities	86,473	84,992
Commitments and contingencies (Note 7)

	As of December 31,
	2018	2019
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.001 par value, 85,000,000 shares authorized as of December 31, 2018 and 2019; 85,000,000 shares issued and outstanding as of December 31, 2018 and 2019; aggregate liquidation preference of $85,000 as of December 31, 2018 and 2019	68,263	68,263
Series B redeemable convertible preferred stock, $0.001 par value, 309,256,591 shares authorized as of December 31, 2018 and 2019; 309,256,591 shares issued and outstanding as of December 31, 2018 and 2019; aggregate liquidation preference of $1,239,655 as of December 31, 2018 and 2019	1,235,404	1,235,404
Series C redeemable convertible preferred stock, $0.001 par value, 63,144,601 shares and 63,144,600 shares authorized as of December 31, 2018 and 2019, respectively; 63,144,600 shares issued and outstanding as of December 31, 2018 and 2019; aggregate liquidation preference of $300,000 as of December 31, 2018 and 2019	299,557	299,557
Series D redeemable convertible preferred stock, $0.001 par value, no shares authorized as of December 31, 2018, 48,942,833 shares authorized as of December 31,2019; no shares issued and outstanding as of December 31, 2018, 31,323,413 shares issued and outstanding as of December 31,2019; aggregate liquidation preference of $0 as of December 31, 2018 and $160,000 as of December 31, 2019	—	159,836

Total redeemable convertible preferred stock	1,603,224	1,763,060
Stockholders’ deficit:
Common stock, $0.001 par value; 715,179,000 (Class A—685,179,000 and Class B—30,000,000) shares and 863,943,220 (Class A—833,943,220 and Class B—30,000,000) shares authorized as of December 31, 2018 and 2019, respectively; 130,361,960 (Class A—105,372,563 and Class B—24,989,397) and 134,663,097 (Class A—109,673,700 and Class B—24,989,397) shares issued and outstanding as of December 31, 2018 and 2019, respectively	129	138
Additional paid-in capital	57,667	90,495
Accumulated other comprehensive income	128	2,465
Accumulated deficit	(1,060,776)	(1,305,631)
Total stockholders’ deficit	(1,002,852)	(1,212,533)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$686,845	$635,519
The accompanying notes are an integral part of these consolidated financial statements.

GRAIL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2018	2019
Operating expenses:
Research and development	$190,205	$158,886
Research and development—related parties	32,955	8,202
Marketing	6,107	7,679
General and administrative	58,229	80,896
Total operating expenses	287,496	255,663
Loss from operations	287,496	255,663
Interest income, net	(12,550)	(12,430)
Other expense, net	287	1,817
Loss before provision for (benefit from) income taxes	275,233	245,050
Provision for (Benefit from) income taxes	485	(195)
Net loss	$275,718	$244,855
Net loss attributable to Class A and Class B common stockholders
Basic and diluted	$275,718	$244,855
Net loss per share attributable to Class A and Class B common stockholders
Basic and diluted	$(2.42)	$(1.99)
Weighted-average shares of Class A and Class B common stock used in computing net loss per share attributable to Class A and Class B common stockholders
Basic and diluted	114,138,912	123,188,351
Pro forma net loss per share attributable to common stockholders (unaudited)
Basic and diluted		$(0.42)
Weighted-average shares of common stock used in computing pro forma net loss per share attributable to common stockholders (unaudited)
Basic and diluted		587,035,445
The accompanying notes are an integral part of these consolidated financial statements.

GRAIL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,
	2018	2019
Net loss	$275,718	$244,855
Other comprehensive income:
Net unrealized gain on marketable securities	(371)	(589)
Foreign currency translation adjustment	(483)	(1,748)
Comprehensive loss	$274,864	$242,518
The accompanying notes are an integral part of these consolidated financial statements.

GRAIL, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share data)

	Redeemable Convertible Preferred Stock								Common Stock				Additional Paid-In Capital	Accumulated Other Compre- hensive (Loss) Income	Accumulated Deficit	Total Stock-holders’ Deficit
	Preferred Series A		Preferred Series B		Preferred Series C		Preferred Series D		Class A		Class B

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2018	85,000,000	$68,263	309,256,591	$1,235,404	—	$—	—	$—	100,503,548	$95	24,989,397	$25	$43,468	$(726)	$(785,058)	$(742,196)
Issuance of shares upon exercise of options	—	—	—	—	—	—	—	—	5,734,164	4	—	—	1,549	—	—	1,553
Repurchases of early exercised stock options	—	—	—	—	—	—	—	—	(865,149)	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	3	—	2	1,609	—	—	1,614
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $443	—	—	—	—	63,144,600	299,557	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	11,041	—	—	11,041
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	854	—	854
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(275,718)	(275,718)

Balance at December 31, 2018	85,000,000	$68,263	309,256,591	$1,235,404	63,144,600	$299,557	—	$—	105,372,563	$102	24,989,397	$27	$57,667	$128	$(1,060,776)	$(1,002,852)
Issuance of shares upon exercise of options	—	—	—	—	—	—	—	—	5,158,613	5	—	—	3,042	—	—	3,047
Repurchases of early exercised stock options	—	—	—	—	—	—	—	—	(857,476)	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	3	—	1	1,395	—	—	1,399
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $164	—	—	—	—	—	—	31,323,413	159,836	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	28,391	—	—	28,391
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	2,337	—	2,337
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(244,855)	(244,855)
Balance at December 31, 2019	85,000,000	$68,263	309,256,591	$1,235,404	63,144,600	$299,557	31,323,413	$159,836	109,673,700	$110	24,989,397	$28	$90,495	$2,465	$(1,305,631)	$(1,212,533)
The accompanying notes are an integral part of these consolidated financial statements.

GRAIL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2018	2019
Cash flows from operating activities
Net loss	$(275,718)	$(244,855)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	14,080	10,307
Stock-based compensation expense	11,041	28,391
Loss on disposal of property and equipment	214	334
Loss on foreign currency	—	1,624
Impairment of property and equipment and other long-term assets	5,657	2,219
Amortization of premium (discount) on marketable securities	(4,209)	(4,530)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	1,478	(5,553)
Prepaid expenses and other assets—related party	458	758
Accounts payable	3,276	(6,393)
Accounts payable—related parties	(3,614)	(154)
Accrued and other liabilities	16,868	(4,507)
Accrued and other liabilities—related parties	21,209	(21,209)
Operating lease right-of-use assets	—	4,025
Operating lease liabilities	—	(6,251)
Net cash used by operating activities	(209,260)	(245,794)
Cash flows from investing activities
Purchases of property and equipment	(15,812)	(3,332)
Purchases of property and equipment—related parties	(177)	—
Proceeds from the sale of property and equipment	476	82
Purchases of marketable securities	(681,130)	(551,519)
Proceeds from maturities of marketable securities	603,253	687,806
Net cash provided by (used by) investing activities	(93,390)	133,037
Cash flows from financing activities
Proceeds from exercise of stock options	1,553	3,047
Proceeds from early exercise of unvested stock options	1,300	195
Repurchases of early exercised stock options	(282)	(261)
Proceeds from issuance of Series C redeemable convertible preferred stock, net	299,557	—
Proceeds from issuance of Series D redeemable convertible preferred stock, net	—	159,836
Payment of deferred offering costs	—	(932)
Repayments of borrowings from finance lease	(1,510)	(1,559)
Net cash provided by financing activities.	300,618	160,326
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	483	124
Net increase (decrease) in cash, cash equivalents, and restricted cash	(1,549)	47,693
Cash, cash equivalents and restricted cash—beginning of year	98,273	96,724
Cash, cash equivalents and restricted cash—end of year	$96,724	$144,417
Represented by:
Cash and cash equivalents	$95,094	$143,189
Restricted cash	1,630	1,228
Total	$96,724	$144,417
Supplemental cash flow information:
Cash paid for interest	$164	$85
Supplemental disclosure of non-cash investing and financing activities:
Vesting of early exercised stock options	1,614	1,399
Property and equipment included in accounts payable and accrued liabilities	3,914	138
Deferred offering costs included in accrued liabilities	—	994
The accompanying notes are an integral part of these consolidated financial statements.

GRAIL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS
GRAIL, Inc. (GRAIL or the Company) was incorporated in the State of Delaware in September 2015 and began operations as a stand-alone entity in February 2016. GRAIL is a healthcare company focused on developing technologies for early cancer detection. The Company is headquartered in Menlo Park, California.
Since inception, the Company has incurred losses from operations. The Company incurred losses from operations of $287.5 million and $255.7 million during 2018 and 2019, respectively. The Company had an accumulated deficit of $1.3 billion as of December 31, 2019. The Company has not yet launched a commercial product and may never develop a product that will generate revenues, including in amounts that will be sufficient to fund operations. Accordingly, the Company has been dependent on its ability to raise capital through equity issuances.
The Company had $558.3 million of cash, cash equivalents, and marketable securities at December 31, 2019. Based on the Company’s business plans, management believes that this is sufficient to meet its obligations for at least 12 months from the issuance date of these consolidated financial statements.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The consolidated financial statements for 2018 and 2019 include the accounts of GRAIL, Inc. and its wholly-owned subsidiaries. The consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). All intercompany balances and transactions have been eliminated on consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of expenses in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to accrued clinical studies and research and development expenses, stock-based compensation expense, useful lives of intangible assets and property and equipment, determination of incremental borrowing rate for operating leases, and the provision (benefit) for income taxes. Actual results could differ from these estimates, and such differences could be material to the consolidated financial statements.
Unaudited Pro Forma Net Loss per Share
The unaudited pro forma net loss per share for 2019 was computed using the weighted-average number of shares of common stock outstanding, adjusted to reflect the following prior to, or upon the closing of, an initial public offering (IPO) as if such reclassifications or issuances had occurred at the beginning of the period, or their issuance dates if later: (i) the conversion of all outstanding redeemable convertible preferred stock into common stock; (ii) the assumed vesting of restricted stock awards; (iii) the conversion of all outstanding Class B common stock into Class A common stock at a ratio of 0.44 shares of Class A common stock to 0.42 shares of Class B common stock; and (iv) the reclassification of Class A and Class B common stock into a single class of common stock.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and marketable securities.

Substantially all the Company’s cash and cash equivalents are deposited in accounts with four accredited financial institutions that management believes are of high-credit quality. Such deposits have and will continue to exceed federally insured limits. The Company has not experienced any losses on its cash deposits.
The Company’s investment policy limits investments to certain types of securities issued by the U.S. government and its agencies and institutions with investment-grade credit ratings and places restrictions on maturities and concentration by type and issuer. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash, cash equivalents, and marketable securities, and by issuers of marketable securities to the extent recorded on the consolidated balance sheets. As of December 31, 2019, the Company had no off-balance sheet concentrations of credit risk.
Risks and Uncertainties
The Company is in the research and discovery stage and may never develop a product that will generate revenues, including in amounts sufficient to fund operations. The market for which the Company is developing products is highly competitive and rapidly changing. Difficulties or delays in the Company’s clinical studies, delays in planned commercial launch of the Company’s products, potential complications with the Company’s sole suppliers, complex regulatory regimes, regulatory issues and other factors could negatively impact the Company’s operating results.
In December 2019, a novel strain of coronavirus (COVID-19) was first reported in Wuhan, China and has since become a global pandemic. The extent of the impact of the coronavirus outbreak on the Company’s business will depend on certain developments, including the duration and spread of the outbreak and the extent and severity of the impact on the Company’s research activities at its primary operations and the operations of its suppliers as well as any further delay on clinical trial activities, all of which are uncertain and cannot be predicted. As of the date of issuance of these consolidated financial statements, the extent to which the coronavirus outbreak may materially impact the Company’s financial condition, liquidity, or results of operations is uncertain.
The Company may need to raise additional equity or debt financing to fund future operations that may not be available at terms acceptable to the Company, if at all. If the Company does not successfully commercialize its products in development, it will be unable to generate revenue from product sales or achieve profitability.
Segments
The Company operates and manages its business as one reportable operating segment. The Company’s chief operating decision maker reviews financial information on an aggregate basis for the purposes of evaluating financial performance and allocating the Company’s resources. 95% and 100% of the Company’s long-lived assets were located in the United States as of December 31, 2018 and 2019, respectively.
Fair Value of Financial Instruments
The Company determines the fair value of financial assets and liabilities using the fair value hierarchy established in Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (ASC 820). ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The hierarchy describes three levels of inputs that may be used to measure fair value, as follows:
Level 1 —Observable inputs, such as quoted prices in active markets for identical assets and liabilities.
Level 2 —Observable inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The Company has not elected the fair value option as prescribed by ASC Topic 825, Financial Instruments, for its financial assets and liabilities that are not otherwise required to be carried at fair value. Under ASC 820, material financial assets and liabilities not carried at fair value are reported at their carrying values.
The carrying amounts for financial instruments such as prepaid expenses and other current assets, prepaid expenses and other current assets—related party, accounts payable, accounts payable—related parties, accrued liabilities and accrued liabilities—related parties approximate fair value due to their short-term maturities.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks denominated in U.S. Dollars, Hong Kong Dollars and British Pounds and marketable securities, as described below.
Marketable Securities
The Company generally invests its excess cash in money market funds and investment-grade short- to intermediate-term fixed income securities. Such investments are included in cash and cash equivalents, short-term marketable securities, or long-term marketable securities on the consolidated balance sheets, are considered available-for-sale, and reported at fair value with unrealized gains and losses included as a component of other comprehensive loss (income). The amortized cost of debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity, which is included in interest expense (income), net, respectively, on the consolidated statements of operations. Realized gains and losses and declines in value judged to be other-than-temporary, if any, on marketable securities are included in other expense (income), net. The cost of securities sold is determined using specific identification.
The Company periodically evaluates whether declines in fair values of its marketable securities below their book value are other-than-temporary. The Company considers factors such as the duration, the severity and the reason for the decline in value, the potential recovery period and the Company’s intent to sell. For debt securities, the Company also considers whether (i) it is more likely than not that the Company will be required to sell the debt securities before recovery of their amortized cost basis, and (ii) the amortized cost basis cannot be recovered as a result of credit losses.
Restricted Cash
Restricted cash is comprised of cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements.
Property and Equipment, Net
Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method, and the cost is amortized over the estimated useful lives of the assets. The Company estimates the useful lives of property and equipment by asset classification as described in Note 3, Balance Sheet Components. Leasehold improvements are amortized using the straight-line method over the shorter of the term of the lease agreement or the useful life of the improvements. The Company expenses repairs and maintenance costs as incurred. When an item is sold or disposed of, the cost and related accumulated depreciation or amortization is eliminated and the resulting gain or loss, if any, is recorded in the consolidated statements of operations.
Impairment of Long-Lived Assets
The Company evaluates its long-lived assets, including property and equipment and right-of-use assets, for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the future undiscounted cash flows attributable to these assets. Should impairment exist, the impairment would be measured as the amount by which the carrying amount of the assets exceeds the fair value of those assets. The Company recorded $5.7 million in impairment charges during 2018 and $2.2 million in impairment charges during 2019. Refer to Note 3 for further details.
Leases
The Company adopted ASU 2016-02, Leases (Topic 842) as of January 1, 2019. The Company classifies leases as either operating or finance leases at inception and as necessary at modification. Leased assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date. Although it may have a right and an obligation to exchange lease payments for a leased asset from the date of inception, the Company is unlikely to have an obligation to make lease payments before the asset is made available for use; therefore, lease classification, recognition, and measurement are determined at the lease commencement date.
Operating leases are included in operating lease right-of-use (ROU) assets, and operating lease liabilities on the Company’s consolidated balance sheets. Operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. When readily determinable, the Company uses the rate implicit in the lease to discount lease payments; however, when the rate is not readily determinable, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term and in a similar economic environment. The operating lease ROU asset also includes any initial direct costs, lease payments made prior to lease commencement, and lease incentives received. Variable lease payments are expensed as incurred and are not included within the ROU asset and lease liability calculation. Variable lease payments primarily include reimbursements of costs incurred by lessors for common area maintenance and utilities. The Company’s lease terms are the noncancelable period including any rent-free periods provided by the lessor and may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. At lease inception, and upon modification or remeasurement, the Company estimates the lease term based on its assessment of extension and termination options that are reasonably certain to be exercised. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has certain lease agreements with lease and non-lease components, which are accounted for separately. For these agreements, lease payments are allocated between the lease- and non-lease components based on the relative stand-alone price of these components.
Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities on the Company’s consolidated balance sheets. Property and equipment under finance leases is generally amortized over the lease term and is included in depreciation expense. The interest on the finance lease liabilities is included in interest expense.
The Company does not recognize ROU assets and lease liabilities for short-term leases, which have a lease term of twelve months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.
Accrued Clinical Studies and Research and Development Expenses
The Company accrues for the estimated costs of research and development activities conducted by third-party service providers that are conducting clinical studies. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided and includes these costs in accrued liabilities and accrued liabilities—related parties in the consolidated balance sheets and within research and development and research and development—related parties expenses in the consolidated statements of operations. These costs are a significant component of research and development expenses. The Company accrues for these costs based on factors such as estimates of the work completed and in accordance with agreements established with third-party service providers. The Company makes judgments and estimates in determining the accrued liabilities balance in each reporting period.
Research and Development and Research and Development—Related Parties
Research and development and research and development—related parties expenses include costs incurred to develop the Company’s technology (prior to establishing technological feasibility), collect clinical samples, and conduct clinical studies to develop and support the Company’s investigational multi-cancer test. These costs consist of personnel costs, including salaries, benefits, and stock-based compensation expense associated with the Company’s research and development personnel, laboratory supplies, consulting costs, costs associated with setting up and conducting clinical studies at domestic and international sites, and allocated overhead expenses including rent, information technology, and equipment depreciation. The Company expenses both internal and external research and development costs in the periods in which they are incurred. Research and development—related parties expenses are further discussed in Note 12, Related-Party Transactions. Nonrefundable advance payments for goods and services that will be used or rendered in future research and development activities are deferred and recognized as expense in the period in which the related goods are delivered or services are performed.
Redeemable Convertible Preferred Stock
The Company records the redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The Company classifies its redeemable convertible preferred stock outside of stockholders’ deficit on the consolidated balance sheets because, in the event of certain “liquidation events” that are not solely within the Company’s control, the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the redeemable convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at either of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.
Stock-Based Compensation Expense
Employee stock-based compensation expense is measured at the grant date based on the fair value of the award. For awards with service-based vesting conditions, the portion of the award that is ultimately expected to vest is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The vesting period is generally four years.
The Company determines the fair value of equity awards as follows:
Stock Options: In determining the fair value of the stock-based compensation expense for awards granted under the 2016 Equity Incentive Plan and non-plan incentive awards, the Company uses the Black-Scholes option-pricing model and a Monte Carlo simulation model, which require the input of subjective assumptions. These assumptions include: the fair value of common stock, the estimated length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of the Company’s common stock price over the expected term (expected volatility), the risk-free interest rate, and expected dividends. Changes in the following assumptions can materially affect the estimate of stock-based compensation expense:
Expected Term—For awards with service-based vesting conditions, the expected term of stock options represents the period the stock options are expected to remain outstanding and is calculated using the simplified method, due to limited history, which calculates the expected term as the midpoint of the contractual term of the awards and the vesting period. For awards with performance-based vesting conditions, the Company evaluates the award’s service period, contractual term, and its expectations of the projected timing of achievement of milestones in estimating the expected term.
Expected Volatility—As there has been no public market for the Company’s common stock to date, and thus the Company does not have any trading history of its common stock, the expected volatility is estimated based on the average volatility for comparable publicly-traded companies over a period equal to the expected term of the stock option grants. The comparable companies are chosen based on their similar size, stage in the life cycle, or area of specialty.
Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of a stock award.
Expected Dividends—The Company has not paid dividends on its common stock and does not anticipate paying any dividends on its common stock in the near future.
Fair Value of Common Stock—Given the absence of a public trading market, the Company’s board of directors consider numerous objective and subjective factors to determine the fair value of the common stock at each grant date. These factors include, but are not limited to: (i) the most recently available valuations of the common stock performed at periodic intervals by an independent third-party valuation firm; (ii) the prices for the redeemable convertible preferred stock sold to outside investors; (iii) the Company’s capital structure, including the rights and preferences of the Company’s various classes of equity, including the redeemable convertible preferred stock relative to the common stock; (iv) the Company’s stage of development and commercialization as well as developments in the business; (v) the lack of marketability of the common stock for a privately-held company; (vi) the likelihood of achieving a liquidity event for the Company’s shares of common stock, such as an IPO or sale of the Company, given prevailing market conditions; (vii) the Company’s historical operating results; and (viii) valuations of comparable public companies.
The Company accounts for stock-based compensation arrangements with non-employees using a fair value approach. The Company believes that for stock options issued to non-employees, the fair value of the stock option is more reliably measurable than the fair value of the services rendered. Therefore, the Company estimates the fair value of non-employee stock options using a Black-Scholes option-pricing model with appropriate inputs. Prior to the early adoption of ASU No. 2018-07, Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, on January 1, 2018, the estimated fair value of non-employee stock options was remeasured over the vesting period as earned. Subsequent to the early adoption of ASU No. 2018-07, stock-based compensation arrangements with non-employees are accounted for in the same manner as stock-based compensation arrangements with employees, and are no longer remeasured every reporting period.
The Company recognizes stock-based compensation expense for awards that contain performance-based and performance- and market-based conditions using the accelerated attribution method when management determines it is probable that the performance condition will be satisfied. For awards with performance- and market-based conditions, the Company uses a Monte Carlo simulation to determine the fair value at the grant date and recognizes stock-based compensation expense over the derived service period when it becomes probable that the performance-based condition will be met. Under the Monte Carlo simulation, stock returns are simulated for the Company to estimate the payouts established by the vesting conditions of the awards and an estimated time that the awards will vest. The assumptions used in the Monte Carlo simulation include: the fair value of common stock, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the estimated volatility of the Company’s common stock price over the expected term (expected volatility), the risk-free interest rate and expected dividends.
The Company grants certain awards that may be settled in fully vested shares of common stock or in cash, at the Company’s election. These awards are accounted for as liability-classified awards because the dollar value of the awards is fixed and the number of shares is variable and is based on the per-share common stock value at the time the underlying performance- and market-based conditions are satisfied. For these awards, once the performance condition is deemed probable, the liability is remeasured on each reporting date using the Monte Carlo simulation until the awards vest. If the Company issues common stock, the liability is remeasured and then reclassified to additional paid-in capital, with a corresponding charge (or credit) to stock-based compensation expense.
Restricted Stock Units (RSUs) and Restricted Stock Awards (RSAs): The fair values of the RSUs and RSAs were determined based on the fair value of the Company’s common stock on the grant date.
Beginning in 2019, the Company granted RSUs that generally vest upon the completion of service-based conditions. The Company recognizes stock-based compensation expense over the requisite service period.

Provision for (Benefit from) Income Taxes
The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled.
The Company reduces deferred tax assets, if necessary, by a valuation allowance if it is more likely than not that the Company will not realize some or all of the deferred tax assets. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and recent results of operations.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions within the provision (benefit) for income taxes.
Foreign Currency
The functional currencies of the Company’s foreign subsidiaries are the U.S. Dollar, British Pound, and the Hong Kong Dollar. Adjustments resulting from translating the financial statements of the United Kingdom and Hong Kong subsidiaries into U.S. Dollars are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive loss. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. Dollars at the exchange rate on the balance sheet date. Expenses are translated at the weighted-average exchange rates during the period. Equity transactions are translated using historical exchange rates.
Comprehensive Loss
Comprehensive loss includes net loss and certain changes in stockholders’ deficit that are excluded from net loss, primarily unrealized losses (gains) on the Company’s marketable securities and foreign currency translation adjustments.
Net Loss Per Share Attributable to Class A and Class B Common Stockholders
Basic and diluted net loss per share attributable to Class A and Class B common stockholders are presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock and early exercised stock options and restricted stock awards to be participating securities. Under the two-class method, the net loss attributable to Class A and Class B common stockholders is not allocated to the redeemable convertible preferred stock as the holders of the Company’s redeemable convertible preferred stock do not have a contractual obligation to share in losses. Basic net loss per share attributable to Class A and Class B common stockholders is calculated by dividing the net loss adjusted to include deemed dividends paid to the Company’s preferred stockholders and accretion to redemption value of the redeemable common stock awards, to the extent both impact accumulated deficit, by the weighted-average number of shares of Class A and Class B common stock outstanding during the period, less shares subject to repurchase. Diluted net loss per share attributable to Class A and Class B common stockholders is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive given the net loss attributable to Class A and Class B common stockholders for each period presented.
Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, Leases (Topic 842), and subsequent amendments, to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous U.S. GAAP. ASU 2016-02 requires a lessee to recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet. ASU 2016-02 is effective for financial years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach, and early adoption is permitted.
On January 1, 2019, the Company adopted Topic 842, as amended, under the modified retrospective transition approach, with no cumulative-effect adjustment on the opening balance of accumulated deficit as of the effective date (the effective date method). Under the effective date method, financial results reported in periods prior to January 1, 2019 are unchanged. The Company elected the following as part of the adoption:
•the package of practical expedients which allows for not reassessing (1) whether existing contracts contain leases, (2) the lease classification for existing leases, and (3) whether existing initial direct costs meet the new definition;
•not to recognize ROU assets and lease liabilities for short-term leases, which have a lease term of twelve months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.
The cumulative effect of the adjustments made to the Company’s consolidated balance sheet as of the adoption date was primarily is detailed as follows:

	December 31, 2018	Effect of the Adoption of Topic 842	January 1, 2019
	(in thousands)
Assets:
Operating lease right-of-use assets	$—	$40,389	$40,389
Total assets	$686,845	$40,389	$727,234
Liabilities:
Operating lease liabilities, current portion	$—	$4,935	$4,935
Other current liabilities	1,785	(195)	1,590
Deferred rent, net of current portion	6,909	(6,909)	—
Operating lease liabilities, net of current portion	—	42,558	42,558
Total liabilities	$86,473	$40,389	$126,862

The adoption of the standard did not result in a material impact on the Company’s consolidated statements of operations and had no impact on the Company’s consolidated statements of cash flows. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases and the related disclosures included in Note 6 to the financial statements, while the Company’s accounting for finance leases remained substantially unchanged.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), as well as a further amendment in ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. ASU 2014-09 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. It also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. This guidance is effective for annual reporting periods (including interim periods within those years) beginning after December 15, 2017. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company adopted this ASU on January 1, 2018. There was no material impact to the consolidated financial statements upon adoption.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments–Credit Losses (Topic 326). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. This guidance will become effective for the Company beginning in the first quarter of 2020 and must be adopted using a modified retrospective approach, with certain exceptions. The Company does not anticipate that the adoption of this standard will have a material effect on its consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), which requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the consolidated statements of cash flows. ASU 2016-08 is effective for financial years beginning after December 15, 2017 (including interim periods within those periods) using a retrospective transition method for each period presented. The Company adopted this standard on January 1, 2018 using a retrospective transition method. There was no material impact to the consolidated financial statements upon adoption.
In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. ASU 2017-09 is effective for annual and interim periods beginning after December 15, 2017. The Company adopted this standard on January 1, 2018. There was no material impact to the consolidated financial statements upon adoption.
In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260): Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815), which changes the classification analysis of certain equity-linked financial instruments with down round features. Under historical U.S. GAAP, an equity-linked financial instrument with a down round feature that otherwise was not required to be classified as a liability under ASC 480 was evaluated under the ASC 815, Derivatives and Hedging, to determine whether it met the definition of a derivative (and was therefore measured at fair value at each reporting period). Under ASU 2017-11, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock under ASC 815. Accordingly, these financial instruments are no longer measured at fair value at each reporting period. ASU 2017-11 also requires entities that calculate earnings per share to recognize the effect of the down round feature when it is triggered (at this time, the effect is treated as a dividend and as a reduction of income available to common stockholders in basic earnings per share). It is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company adopted this standard on January 1, 2019. The impact of the adoption of this ASU did not have a material impact on its consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The ASU is intended to reduce the cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718, Compensation—Stock Compensation, which currently only includes share-based payments for employees, to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. This ASU is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted but may take place no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Company early adopted this standard on January 1, 2018. There was no material impact to the consolidated financial statements upon adoption.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The ASU improves the effectiveness of fair value measurements disclosures and modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company does not anticipate that the adoption of this ASU will have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

That Is a Service Contract. ASU 2018-15 amends current guidance to align the accounting for costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing costs associated with developing or obtaining internal-use software. Capitalized implementation costs must be expensed over the term of the hosting arrangement and presented in the same line item in the statement of income as the fees associated with the hosting element (service) of the arrangement. ASU 2018-15 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is planning to adopt the standard using the prospective transition method and will begin capitalizing implementation costs as of January 1, 2020.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 modifies ASC 740 to simplify the accounting for income taxes. The Company has elected to early adopt the amendments effective January 1, 2019. The impact to the consolidated financial statements upon adoption was immaterial.
NOTE 3. BALANCE SHEET COMPONENTS
Property and Equipment, Net
Property and equipment, net consisted of the following:

	Useful Life (in Years)	As of December 31,
		2018	2019
		(in thousands)
Laboratory equipment	3 to 5	$23,124	$23,157
Computer hardware	3 to 5	4,363	4,994
Computer software	3 to 5	257	257
Furniture and fixtures	5	2,026	2,021
Leasehold improvements	Lease term	23,295	21,931
Construction-in-process		241	215
Property and equipment, gross		53,306	52,575
Less accumulated depreciation and amortization		(20,267)	(28,150)
Total property and equipment, net		$33,039	$24,425
Included within property and equipment, net is $3.4 million and $1.3 million of laboratory equipment purchased from related parties as of December 31, 2018 and 2019, respectively.
In June 2018, the Company concluded that certain laboratory equipment (some of which were subsequently disposed of) did not have remaining utility due to ongoing business changes and accordingly recorded an impairment charge of $4.0 million in research and development expenses on the consolidated statements of operations. In addition, effective December 31, 2018, the Company changed its estimate of the useful life of the leasehold improvements in its Hong Kong facilities. In connection with the decision to exit the Hong Kong facility, the Company recorded an impairment charge of $1.7 million, primarily in research and development expenses, in connection with leasehold improvements in its Hong Kong facilities.
During 2019, primarily in connection with the decision to end the Company’s lease in Hong Kong, the Company recorded an impairment charge of $0.9 million relating to laboratory equipment, computer hardware and furniture and fixtures, in research and development expenses.
The Company recorded $14.1 million and $10.3 million of depreciation expense during 2018 and 2019 respectively, of which $1.6 million and $0, respectively, related to assets under capital leases. For more information on the capital leases, see Note 7, Commitments and Contingencies.

Accrued Liabilities and Accrued Liabilities—Related Parties
Accrued liabilities and accrued liabilities–related parties consist primarily of amounts owed to vendors, employees, and professional service firms and are based on the Company’s best estimate. Accrued liabilities and accrued liabilities–related parties consisted of the following:

	As of December 31,
	2018	2019
	(in thousands)
Accrued compensation expenses	$14,502	$14,889
Accrued legal and professional expenses	3,051	4,306
Accrued clinical studies expenses	12,219	5,119
Accrued research and development expenses	2,210	3,494
Accrued construction-in-process	207	23
Accrued research and development expenses—related parties	21,209	—
Accrued other expenses	4,772	3,753
Total accrued liabilities and accrued liabilities—related parties	$58,170	$31,584
NOTE 4. FAIR VALUE MEASUREMENTS
The following table represents the fair value hierarchy for the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2018 and December 31, 2019:

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash equivalents:
Money market funds	$33,853	$—	$—	$33,853
Corporate debt securities	—	5,999	—	5,999
Commercial paper	—	3,983	—	3,983
Short-term marketable securities:
U.S. government treasuries	49,879	—	—	49,879
U.S. government agency securities	—	14,873	—	14,873
Corporate debt securities	—	266,872	—	266,872
Commercial paper	—	214,632	—	214,632
Total marketable securities	49,879	496,377	—	546,256
Total	$83,732	$506,359	$—	$590,091

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash equivalents:
Money market funds	$58,291	$—	$—	$58,291
Corporate debt securities	—	21,001	—	21,001
Commercial paper	—	4,988	—	4,988
Short-term marketable securities:
U.S. government treasuries	37,533	—	—	37,533
U.S. government agency securities	—	7,504	—	7,504
Corporate debt securities	—	236,234	—	236,234
Commercial paper	—	119,884	—	119,884
Long-term marketable securities:
Corporate debt securities	—	5,435	—	5,435
U.S. government agency securities	—	8,498	—	8,498
Total marketable securities	37,533	377,555	—	415,088
Total	$95,824	$403,544	$—	$499,368
There were no transfers between the fair value measurement levels during 2018 and 2019.
NOTE 5. MARKETABLE SECURITIES
All marketable securities as of December 31, 2018 and 2019 are considered available-for-sale, and the amortized costs, unrealized holding gains or losses, and the fair values of the Company’s marketable securities by major security type are summarized in the table below:

	As of December 31, 2018
	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value
	(in thousands)
Cash equivalents:
Money market funds	$33,853	$—	$—	$33,853
Corporate debt securities	5,999	—	—	5,999
Commercial paper	3,983	—	—	3,983
Total cash equivalents	43,835	—	—	43,835
Short-term marketable securities:
U.S. government treasuries	$49,891	$—	$(12)	$49,879
U.S. government agency securities	14,899	—	(26)	14,873
Corporate debt securities	267,165	16	(309)	266,872
Commercial paper	214,632	—	—	214,632
Total short-term marketable securities	546,587	16	(347)	546,256
Total marketable securities	$590,422	$16	$(347)	$590,091

	As of December 31, 2019
	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value
	(in thousands)
Cash equivalents:
Money market funds	$58,291	$—	$—	$58,291
Corporate debt securities	21,001	—	—	21,001
Commercial paper	4,988	—	—	4,988
Total cash equivalents	84,280	—	—	84,280
Short-term marketable securities:
U.S. government treasuries	$37,497	$37	$(1)	$37,533
U.S. government agency securities	7,499	5	—	7,504
Corporate debt securities	236,012	259	(37)	236,234
Commercial paper	119,884	—	—	119,884
Total short-term marketable securities	400,892	301	(38)	401,155
Long-term marketable securities:
Corporate debt securities	5,439	—	(4)	5,435
U.S. government agency securities	8,500	—	(2)	8,498
Total long-term marketable securities	13,939	—	(6)	13,933
Total marketable securities	$499,111	$301	$(44)	$499,368
Interest income related to the Company’s cash equivalents and available-for-sale investments included in interest income, net, was $12.3 million and $11.7 million during 2018 and 2019, respectively.
The following table summarizes the maturities of the Company’s available-for-sale securities, by contractual maturity, as of December 31, 2019.

	As of December 31, 2019
	Amortized Cost	Aggregate Fair Value
	(in thousands)
Mature in less than one year	$485,172	$485,435
Mature in one to two years	13,939	13,933
Total	$499,111	$499,368

The following table summarizes the Company’s available-for-sale securities that were in a continuous unrealized loss position for less than 12 months, but were not deemed to be other-than-temporarily impaired, as of December 31, 2018 and 2019.

	As of December 31,
	2018		2019
	Aggregate Fair Value	Aggregate Unrealized Losses	Aggregate Fair Value	Aggregate Unrealized Losses
	(in thousands)
U.S. government treasuries	$39,898	$(12)	$7,542	$(1)
U.S. government agency securities	14,874	(26)	8,498	(2)
Corporate debt securities	238,750	(309)	62,395	(41)
Total	$293,522	$(347)	$78,435	$(44)
As of December 31, 2018 and 2019, some of the Company’s marketable securities were in an unrealized loss position. The Company held a total of 84 and 23 positions that were in an unrealized loss position as of December 31, 2018 and 2019, respectively. The Company determined that the gross unrealized losses were temporary in nature and related primarily to interest rate shifts rather than significant changes in the underlying credit quality of the securities that the Company holds. The Company has the ability to hold all marketable securities that have been in a continuous loss position until maturity or recovery, thus there has been no recognition of any other-than-temporary impairment during 2018 and 2019.
The Company’s short-term marketable securities have an effective maturity date of less than 12 months, and the long-term marketable securities have an effective maturity of greater than 12 months and less than 16 months.
NOTE 6. LEASES
The Company has entered into operating and finance leases for facilities and research and development equipment. Both operating and finance leases have remaining lease terms which range from 1 year to 7 years, and often include one or more options to renew. These renewal terms can extend the lease term from 1 to 5 years and are included in the lease term when it is reasonably certain that the Company will exercise the option. One lease provides the option to terminate the lease under certain conditions with three months’ notice. The Company does not expect to exercise this termination option. The exercise of lease renewal and termination options is at the Company’s sole discretion. The Company also has variable lease payments that are primarily comprised of common area maintenance and utility charges.
During the twelve months ended December 31, 2019, in connection with the decision to exit its Hong Kong facility, the Company recorded an impairment charge of $1.3 million in research and development expenses relating to operating lease right-of-use assets. In November 2019, the Company entered into a surrender agreement to terminate the operating lease of the Hong Kong facility, which released the Company of its residual value guarantees, which amounted to $0.6 million and was recognized as an offset to general and administrative expenses.

Supplemental balance sheet information related to leases was as follows:

As of December 31, 2019
(in thousands)
Operating leases:
Operating lease right-of-use assets	$35,036
Operating lease liabilities, current portion	$4,604
Operating lease liabilities, net of current portion	36,638
Total operating lease liabilities	$41,242
Finance leases:
Property and equipment, gross	4,920
Accumulated depreciation	(4,920)
Property and equipment, net	$—
Other current liabilities	$800
Finance lease payable, net of current portion	—
Total finance lease liabilities	$800
Supplemental cash flow information related to leases was as follows:

Year Ended December 31, 2019
(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,981
Financing cash flows from finance leases	1,559
The components of lease expense were as follows:

Year Ended December 31, 2019
(in thousands)
Operating leases cost	$7,215
Finance leases cost:
Amortization of leased assets	32
Interest on lease liabilities	107
Short-term leases cost	—
Variable leases cost	3,234
Total leases cost	$10,588
Weighted-average remaining lease term (years):
Operating lease	6.87
Finance lease	0.50
Weighted-average discount rate:
Operating leases	7.0%
Finance leases	5.1%
As of December 31, 2019, no assets were obtained in exchange for lease obligations related to operating leases or finance leases.

As of December 31, 2019, undiscounted future lease payments for each of the next five years and thereafter are as follows:

Year Ending December 31,	Operating Leases	Finance Leases	Total
		(in thousands)
2020	$6,780	$812	$7,592
2021	7,544	—	7,544
2022	7,705	—	7,705
2023	7,706	—	7,706
2024	7,889	—	7,889
Thereafter	14,359	—	14,359
Total lease payments	51,983	812	52,795
Less: interest	(10,741)	(12)	(10,753)
Total	$41,242	$800	$42,042
As of December 31, 2019, the Company does not have additional operating and finance leases that have not yet commenced.
ASC 840 Disclosures
The Company elected modified retrospective transition approach and is required to present previously disclosed information under the prior accounting standards for leases. Total minimum lease payments as of December 31, 2018 are as follows:

Year Ending December 31,	Operating Leases	Finance Leases	Total
	(in thousands)
2019	$7,798	$1,675	$9,473
2020	7,802	850	8,652
2021	7,228	—	7,228
2022	7,447	—	7,447
2023	7,672	—	7,672
Thereafter	22,066	—	22,066
Total	$60,013	$2,525	$62,538
Total rent expense was $6.6 million and $7.2 million during 2018 and 2019, respectively.
The Company leased lab equipment totaling $6.0 million in 2016 and did not enter into any additional capital leases in 2018 or 2019.

NOTE 7. COMMITMENTS AND CONTINGENCIES
As of December 31, 2019, the Company’s future non-lease commitments over the next five years and thereafter were as follows:

	Minimum Royalties	Purchase Commitments	Total
		(in thousands)
2020	$565	$845	$1,410
2021	570	—	570
2022	575	—	575
2023	1,075	—	1,075
2024	1,075	—	1,075
Thereafter	6,750	—	6,750
Total commitments	$10,610	$845	$11,455
Minimum Royalty Commitments
The Company has certain minimum royalty commitments associated under licensing agreements related to its research efforts.
Purchase Commitments
The Company has open purchase orders primarily related to the purchase of laboratory supplies in the normal course of business.
Contingencies
The Company responds to claims arising in the ordinary course of business. If necessary, the Company will accrue estimates of the amounts it expects to pay upon resolution of such matters, and such amounts will be included in other current liabilities. Should the Company not be able to secure the terms it expects, these estimates may change and will be recognized in the period in which they are identified.
Legal Matters
The Company is subject to various claims, complaints, and legal actions that arise from time to time. The Company does not believe it is a party to any currently pending or threatened legal proceedings that will result in a material adverse effect on its business. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows.
Indemnification
The Company has agreed to indemnify its directors and officers for certain events or occurrences while the director or officer is, or was serving, at the Company’s request in such capacity. The indemnification period covers all pertinent events and occurrences during the director’s or officer’s service. The maximum potential amount of future payments the Company could be required to make under the applicable indemnification agreements is not specified in the agreements; however, the Company has director and officer insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.
The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.
NOTE 8. COMMON STOCK
The Company has two classes of common stock: Class A and Class B. The voting rights per share of Class A and Class B are 1:1 and 10:1, respectively. Common stockholders are entitled to dividends when and if declared by the board of directors subject to the prior rights of the preferred stockholders. As of December 31, 2019, no dividends have been declared. The shares of Class B common stock are convertible into shares of Class A common stock at a ratio of 0.44 shares of Class A common stock to 0.42 shares of Class B common stock.
As of December 31, 2019, the Company has reserved shares of Class A common stock for issuance upon conversion of the redeemable convertible preferred stock and exercise of options. No shares of Class B common stock have been reserved. The Company has reserved shares of Class A common stock, on an as converted basis, for issuance as follows:

Class A Shares
(in thousands)
Conversion of Series A redeemable convertible preferred stock	85,000
Conversion of Series B redeemable convertible preferred stock	309,257
Conversion of Series C redeemable convertible preferred stock	63,145
Conversion of Series D redeemable convertible preferred stock	31,323
Conversion of Class B common stock	26,179
Options and awards outstanding for the 2016 Equity Incentive Plan	94,300
Non-Plan Incentive Awards	26,525
Reserved for future grants	23,717
Total	659,446
NOTE 9. REDEEMABLE CONVERTIBLE PREFERRED STOCK
The following tables represent the redeemable convertible preferred stock as of December 31, 2018 and 2019:

	As of December 31, 2018
	Shares Authorized	Original Issuance Price	Shares Issued and Outstanding	Net Proceeds	Liquidation Value
	(in thousands, except share and per share data)
Series A	85,000,000	1.0000	85,000,000	$120,000	$85,000
Series B	309,256,591	4.0085	309,256,591	1,085,404	1,239,655
Series C	63,144,601	4.7510	63,144,600	299,557	300,000
Total	457,401,192		457,401,191	$1,504,961	$1,624,655

	As of December 31, 2019
	Shares Authorized	Original Issuance Price	Shares Issued and Outstanding	Net Proceeds	Liquidation Value
	(in thousands, except share and per share data)
Series A	85,000,000	1.0000	85,000,000	$120,000	$85,000
Series B	309,256,591	4.0085	309,256,591	1,085,404	1,239,655
Series C	63,144,600	4.7510	63,144,600	299,557	300,000
Series D	48,942,833	5.1080	31,323,413	159,836	160,000
Total	506,344,024		488,724,604	$1,664,797	$1,784,655
During 2018, the Company issued 63,144,600 shares of Series C redeemable convertible preferred stock for gross proceeds of $300.0 million, less $0.4 million of issuance costs. The Series C redeemable convertible preferred stock has substantially similar terms as the Company’s Series A and B redeemable convertible preferred stock except that it has a liquidation preference of $4.751 per share.
During 2019, the Company issued 31,323,413 shares of Series D redeemable convertible preferred stock for gross proceeds of $160.0 million, less $0.2 million of issuance costs. The Series D redeemable convertible preferred stock has substantially similar terms as the Company’s Series A, B, and C redeemable convertible preferred stock except that it has a liquidation preference of $5.1080 per share.
Redemption
As of December 31, 2018 and December 31, 2019, the Company classified the convertible preferred stock as redeemable on the consolidated balance sheets. Upon the occurrence of certain change-in-control events that may be outside the Company’s control, including liquidation, sale, or transfer of the Company, holders of the convertible preferred stock could cause a redemption of their stock for cash. The preferred stock does not have a mandatory redemption date.
Conversion
Each share of preferred stock is convertible, at the option of the holder, according to a conversion ratio, which is subject to adjustment for dilutive share issuances as described in the next paragraph. The total number of shares of common stock into which the preferred stock may be converted is determined by dividing the then-applicable conversion price by the initial conversion price. The preferred stock automatically converts into shares of Class A common stock at the then-applicable conversion price in the event of an underwritten public offering of shares of common stock with aggregate gross proceeds of no less than $150 million (Qualifying IPO), provided that, prior to November 27, 2021 (24 months after the initial closing date of November 27, 2019), such automatic conversion shall also require either (i) the per share price of the Qualifying IPO to be at least $5.1080 per share (i.e., the Series D preferred stock original issue price) or (ii) the vote of the holders of a majority of the combined Series C and D preferred stock. The preferred stock also automatically converts into shares of Class A common stock at the then-applicable conversion price upon the vote of a majority of the holders of preferred stock and, if prior to November 27, 2021, the vote of the holders of two-thirds of the combined Series C and D preferred stock shall also be required. As of December 31, 2019, each share of Series A, B, C, and D preferred stock was convertible into one share of Class A common stock.
Subject to certain exceptions, including issuances of shares to employees or consultants pursuant to a stock option plan approved by the board of directors and issuances of shares to lenders or strategic partners or in connection with the acquisition of a company or technology, in each case approved by the board of directors, the conversion price of each applicable series of preferred stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares at a purchase price less than the then-applicable conversion price.

Dividends
Any dividends paid in any fiscal year will be paid among the holders of redeemable convertible preferred stock and common stock then outstanding based on preferences and on an if-converted basis. Dividends are noncumulative, and none were declared as of December 31, 2018 or December 31, 2019.
Voting
Each share of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of Class A common stock into which such shares could be converted. Holders of redeemable convertible preferred stock and common stock vote as a single class.
Liquidation Preference
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including a merger, acquisition, or sale of assets where the holders of common stock and preferred stock own less than a majority of the resulting voting power of the surviving entity (Liquidation Transaction), the holders of preferred stock will receive in preference to the holders of common stock, an amount per share equal to the liquidation preference, plus any accrued but unpaid dividends. After payment of the liquidation preference to the holders of the preferred stock, the remaining assets of the Company are available for distribution to the holders of common stock on a pro rata basis. The vote of a majority of the holders the preferred stock can waive the liquidation preference; provided that, prior to November 27, 2021, the vote of the holders of two-thirds of the combined Series C and D preferred stock shall also be required to waive such liquidation preference. These liquidation features cause the Series A, B, C, and D preferred stock to be classified as mezzanine equity rather than as a component of stockholders’ deficit.
NOTE 10. STOCK INCENTIVE AWARDS
The Company grants awards under the 2016 Equity Incentive Plan (2016 Plan) as well as incentive awards not under the 2016 Plan (Non-Plan Equity Incentive Awards).
2016 Equity Incentive Plan
The Company’s board of directors adopted, and its stockholders approved, the Company’s 2016 Plan in January 2016. The 2016 Plan was amended on February 6, 2017, February 27, 2017, September 18, 2019, November 21, 2019, and November 25, 2019.
As of December 31, 2019, the Company had granted options or rights to purchase 134,890,768 shares of its Class A common stock and 24,989,397 shares of its Class B common stock under the Company’s 2016 Plan, of which options or rights to purchase 94,299,675 shares of Class A common stock and no shares of Class B common stock were outstanding. As of December 31, 2019, 23,717,119 shares of Class A common stock and no shares of Class B common stock remained available for future grants. The maximum contractual term of options is generally ten years.
The Company’s 2016 Plan allows for the grant of awards in the form of: (i) incentive stock options, (ii) non-qualified stock options; (iii) stock appreciation rights; (iv) RSAs; (v) RSUs; and (vi) unrestricted stock. Directors, employees, and consultants are eligible to participate in the 2016 Plan.

Stock Option Activity—A summary of all stock option activity for the 2016 Plan during 2018 and 2019 is as follows:

		Class A
	Number of Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price Per Share	Weighted- Average Grant Date Fair Value Per Share	Weighted- Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
	(in thousands, except years and per share data)
Balance as of January 1, 2018	25,572	21,567	$0.39		9.24	$732
Granted	(28,135)	28,135	1.09	$0.71
Exercised	—	(5,258)	0.50
Repurchased	864	—	—
Forfeited	3,250	(3,250)	0.42
Balance as of December 31, 2018	1,551	41,194	0.85		8.99	36,708
Award Authorized	63,058
Granted	(52,377)	52,377	1.96	1.30
Exercised	—	(5,159)	0.63
Repurchased	857	—	—
Forfeited	10,628	(10,628)	1.55
Balance as of December 31, 2019	23,717	77,784	1.52		9.07	44,677

Options vested and expected to vest as of December 31, 2019	—	67,284	1.56		9.07	35,910
Options vested and exercisable as of December 31, 2019	—	15,662	0.71		7.67	21,673
Restricted Stock Unit Activity—A summary of all restricted stock unit activity for the 2016 Plan during 2019 was as follows:

	Class A Restricted Stock Units
	Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value Per Share
	(in thousands, except per share data)
Unvested balance as of January 1, 2019	—	—
Granted	16,516	$1.97
Vested	—	—
Forfeited	—	—
Unvested balance as of December 31, 2019	16,516	1.97
As of December 31, 2019, there was $29.5 million of total unrecognized compensation cost related to restricted stock units granted under the Company’s 2016 Plan. That cost is expected to be recognized over a weighted-average period of 2.94 years.
Awards with Service-Based Vesting Conditions Granted under the 2016 Plan
During 2018 and 2019, the Company granted 21,751,430 and 62,593,918 awards with service-based vesting conditions, respectively.
During 2018 and 2019, the Company granted 21,751,430 and 46,077,816 options of Class A common stock under the 2016 Plan with only service-based vesting conditions, respectively. The fair value of these options granted during 2018 and 2019 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2018	2019
Expected term (in years)	6.01	5.94
Expected volatility	68.0%	73.5%
Risk-free interest rate	2.76%	1.69%
Expected dividend rate	—%	—%
The total grant date fair value of options that vested during 2018 and 2019 was $2.6 million and $7.0 million, respectively. The aggregate intrinsic value of options exercised during 2018 and 2019 was $3.2 million and $3.5 million, respectively. During 2019, the Company modified 3,271,768 options with service-based vesting conditions from the 2016 Plan. See “Modification of Stock Options.”
During 2019, of the 62,593,918 awards granted, 16,516,102 were RSUs of Class A common stock under the 2016 Plan. These RSUs have an expiration term of 10 years. 11,285,902 RSUs vest over a period of 3 years with two-thirds vesting upon the second anniversary of the vesting start date and the remaining one-third vesting at the third anniversary of the vesting start date. 5,230,200 RSUs vest over a period of 4 years with 25% vesting upon the first anniversary of the vesting start date and 1/16th vesting quarterly thereafter. The weighted-average grant date fair value per share for these RSUs was $1.97 and the aggregate grant date fair value was $32.6 million. None of these units vested during 2019.
Awards with Performance-Based Vesting Conditions Granted under the 2016 Plan
During 2016, the Company granted restricted stock awards of 5,714,286 shares of Class B common stock that vest upon satisfaction of performance or service-based conditions. Vesting, if achieved, will be based on the timing of certain transactions, including a qualified IPO, or upon completion of requisite service, whichever is earlier, provided, however, that a single transaction cannot result in vesting of more than 50% of the total restricted stock awards. The grant date fair value per share of these awards was $0.15 and the aggregate grant date fair value was $0.9 million. None of these awards vested during 2018 or 2019. Stock-based compensation expense of $0.2 million and $0.2 million was recognized during 2018 and 2019 respectively, for these awards.
During 2017, the Company granted options to purchase 4,180,021 shares of Class A common stock to the founders of Cirina Limited that vest upon satisfaction of performance- and service-based conditions. The options vest over a period of 4 years with 25% vesting upon the first anniversary of the grant date and 1/48th vesting at the end of each month thereafter. During 2017, a performance-based condition was satisfied upon a successful patent claim and as a result, vesting of one-third of these options was accelerated. During 2019, a second performance-based condition was satisfied upon a subsequent successful patent claim and as a result, vesting of the remaining options was accelerated. The grant date fair value per share of these options was $0.32 and the aggregate grant date fair value was $1.3 million. The total grant date fair value of options that vested during 2018 and 2019 was $0.5 million and $0.4 million, respectively. The aggregate intrinsic value of options exercised during, 2018 and 2019 was, $3.3 million and $2.3 million, respectively. Stock-based compensation expense of $0.4 million and $0.1 million was recognized during 2018 and 2019, respectively, for these options.
During 2018, the Company granted options to purchase 1,500,000 shares of Class A common stock that vest upon satisfaction of performance-based conditions. During 2018, 500,000 shares vested after the related performance-based condition was met, and stock-based compensation expense of $0.1 million was recognized for these vested options. In addition, 500,000 shares were forfeited due to the related performance-based condition not being met by December 31, 2018. The remaining 500,000 shares vest upon satisfaction of other performance-based conditions that are not yet considered probable of being met. The grant date fair value per share of these options was $0.26 and the aggregate grant date fair value was $0.4 million. The total grant date fair value of options that vested during 2018 and 2019 was $0.1 million and $0 respectively. None of these options were exercised in 2018 or 2019.

During 2019, the Company granted options to purchase 1,050,000 shares of Class A common stock that vest upon satisfaction of performance-based conditions. The grant date fair value per share of these options was $1.10 per share and the aggregate grant date fair value was $1.2 million. As of December 31, 2019, those shares were forfeited.
During 2019, the Company granted options to purchase 1,743,300 of Class A common stock to one of the Company’s executives. The options will commence vesting upon the consummation of the Company’s IPO, provided such IPO is consummated within 10 years from the grant date, over a period of four years, with 1/48th vesting upon each monthly anniversary of such vesting commencement date. The grant date fair value per share of these options was $1.69 and the aggregate grant date fair value was $3.0 million. As of December 31, 2019, no options have been exercised, no options have vested, and no stock-based compensation expense has been recognized for these awards as the performance-based conditions are not yet considered probable of being met.
During 2019, the Company granted options to purchase 3,506,222 of Class A common stock to two of the Company’s executives. The options will commence vesting upon the achievement of certain performance targets, provided such performance targets are met within 10 years from the grant date, over a period of three years, with 1/36th vesting upon each monthly anniversary of such vesting commencement date. The grant date fair value per share of these options was $1.69 and the aggregate grant date fair value was $5.9 million. As of December 31, 2019, no options have been exercised, no options have vested, and no stock-based compensation expense has been recognized for these awards as the performance-based conditions are not yet considered probable of being met.
The fair value of the Company’s awards with performance-based conditions granted under the 2016 Plan during 2018 and 2019 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2018	2019
Expected term (in years)	5.57	9.45
Expected volatility	68.1%	78.1%
Risk-free interest rate	2.65%	2.01%
Expected dividend rate	—%	—%
Awards with Performance- and Market-Based Vesting Conditions Granted under the 2016 Plan
During 2018, the Company granted options to purchase 4,883,947 shares of Class A common stock that vest upon satisfaction of performance- and market-based conditions. The performance-based condition is satisfied upon the Company successfully executing an IPO of the Company’s common stock and achieving certain performance targets. The market-based condition is satisfied upon the Company maintaining certain market capitalization levels after the IPO. For these options, the Company uses a Monte Carlo simulation to determine the fair value at the grant date and the implied service period. The weighted-average grant date fair value per share for these options was $0.22 and the aggregate grant date fair value was $1.1 million. None of these options vested in 2018 or 2019. In 2018 and 2019, the Company did not recognize any stock-based compensation expense associated with these options as the achievement of the performance-based condition was not deemed to be probable. Of the 4,883,947 options, 4,400,000 options were modified and accounted for under the modification guidance. See “Modification of Stock Options.”

The fair value of the Company’s awards with performance- and market-based conditions granted under the 2016 Plan during 2018 was estimated using the Monte Carlo simulation with the following weighted-average assumptions:

Year Ended December 31, 2018
Expected term (in years)	6.25
Expected volatility	70.0%
Risk-free interest rate	2.30%
Expected dividend rate	—%
Awards Granted to Non-Employees under the 2016 Plan
Prior to the adoption of ASU No. 2018-07, Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, on January 1, 2018, for awards granted to non-employees (other than non-employee directors of the Company), the Company determined the fair value of the award at each balance sheet date and recorded additional compensation expense, if necessary, each period until the award was exercised or cancelled. Subsequent to the early adoption of ASU No. 2018-07, awards granted to non-employees are accounted for in the same manner as awards for employees and are no longer remeasured every reporting period. The Company recorded stock-based compensation expense of $1.3 million and $0.4 million related to awards granted to non-employees during 2018 and 2019, respectively.
Non-Plan Equity Incentive Awards
During 2016, the Company granted restricted stock awards of 1,125,000 shares of Class A common stock outside of the 2016 Plan. These awards have an expiration term of 10 years. Of these awards, 1,000,000 will vest over a period of 4 years with 1/48th vesting on the monthly anniversary of the grant date with the exception of accelerating events relating to certain successful patent claims. The remaining 125,000 of these awards vest over a period of 4 years with 25% vesting upon the first anniversary of the grant date and 1/48th vesting at the end of each month thereafter. During 2018 and 2019, 281,250 and 281,250, respectively, of these awards vested. As of December 31, 2018 and 2019, 416,667 and 135,417, respectively, of these awards remained unvested. The weighted-average grant date fair value per share for these awards was $0.25 and the aggregate grant date fair value was $0.3 million. The total grant date fair value of awards that vested during 2018 and 2019 was, $0.1 million and $0.1 million, respectively. Stock-based compensation expense of $0.2 million and $0.1 million was recognized during 2018 and 2019, respectively, for these awards.
During 2018, the Company granted 28,683,500 options of Class A common stock outside of the 2016 Plan to two of the Company’s executives, of which 476,191 were exercised.
Of these options, 21,453,125 have an expiration term of 10 years and vest over a period of 4 years with 25% vesting upon the first anniversary of the grant date and 1/48th vesting at the end of each month thereafter. The weighted-average grant date fair value per share was $0.45 and the aggregate grant date fair value was $9.7 million.
The fair value of these options was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended December 31, 2018
Expected term (in years)	6.07
Expected volatility	67.8%
Risk-free interest rate	2.43%
Expected dividend rate	—%

As of December 31, 2019, 476,191 of these options had been exercised. The aggregate intrinsic value of non-2016 Plan incentive awards exercised during 2018 and 2019 was $0.6 million and $0, respectively. During 2019, 8,279,501 of these options were forfeited. The total grant date fair value of awards that vested during 2018 and 2019 was $0 and $4.0 million, respectively. Stock-based compensation expense of $1.6 million and $1.2 million was recognized during 2018 and 2019, respectively, for these awards.
The remaining 7,230,375 options granted in 2018 vest upon satisfaction of performance- and market-based conditions. The performance-based condition is satisfied upon the Company successfully executing an IPO of the Company’s common stock and achieving certain performance targets. The market-based condition is satisfied upon the Company maintaining certain market capitalization levels after the IPO. For these options, the Company uses a Monte Carlo simulation to determine the fair value at the grant date and the implied service period. The weighted-average grant date fair value per share for these options was $0.38 per share, and the aggregate grant date fair value was $2.8 million. In 2018 and 2019, the Company did not recognize any stock-based compensation expense associated with these options as the achievement of the performance-based condition was not deemed to be probable.
The fair value of the Company’s options with performance- and market-based conditions not granted under the 2016 Plan during 2018 was estimated using the Monte Carlo simulation with the following weighted-average assumptions:

Year Ended December 31, 2018
Expected term (in years)	6.25
Expected volatility	70.0%
Risk-free interest rate	2.48%
Expected dividend rate	— %
None of the Non-Plan Equity Incentive Awards using the Monte Carlo simulation vested in 2018 or 2019 and none were exercised in 2018 or 2019. During 2019, all of these options were forfeited.
During 2019, the Company granted restricted stock units of 13,827,568 shares of Class A common stock outside of the 2016 Plan. These units vest over a period of 3 years with 67% vesting upon the second anniversary of the vesting start date and the remaining 33% vesting on the third anniversary of the vesting start date. The weighted-average grant date fair value per share for these units was $1.92 per share and the aggregate grant date fair value was $26.5 million. None of these units have vested as of December 31, 2019.
During 2019, the Company modified 10,658,214 options granted outside of the 2016 Plan with service-based conditions and 1,631,375 options granted outside of the 2016 Plan with performance- and market-based conditions. See “Modification of Stock Options”. All remaining options, which were neither modified nor exercised, were forfeited as of December 31, 2019.
The Non-Plan Incentive Awards outstanding as of December 31, 2019 had a weighted-average exercise price of $0.93 per share.
Early Exercise of Stock Options
Certain options granted under the 2016 Plan and Non-Plan Incentive Awards have been early exercised. The unvested shares are subject to a repurchase right held by the Company at the original purchase price. The proceeds initially are recorded as a liability for early exercise of unvested options and reclassified to additional paid-in capital as the repurchase right lapses. The Company issued 1,855,800 and 164,981 shares of common stock upon the early exercise of options during 2018 and 2019, respectively, for total exercise proceeds of $1.3 million and $0.2 million, respectively. During 2018 and 2019, the Company repurchased 865,149 and 857,476 shares, respectively, of unvested common stock related to early exercised options at the original purchase price due to the termination of employees.

Shares Subject to Repurchase
As of December 31, 2018 and 2019, 12,109,959 and 7,145,211 shares, respectively, held by employees and directors were subject to the Company’s right of repurchase at an aggregate price of $3.7 million and $2.2 million, respectively.
Modification of Stock Options
In the second quarter of 2018, the Company entered into a separation arrangement with a senior executive, as a result of which certain of his service-based stock options to purchase shares of Class A common stock were modified. As a result of this modification, the vesting of 1,200,000 options was accelerated as of the date of the separation agreement. In consideration for consulting services, the remaining unvested service-based awards continue to vest on a monthly basis during the consulting period. As a result of this modification, the fair value of his service-based stock options increased by $4.5 million, which was recorded as an incremental expense during 2018. In addition, the fair values of his performance-based and performance- and market-based conditions were increased by $3.7 million due to the modification. The Company did not account for the increase in fair value as the related performance-based conditions were not deemed to be probable. As of December 31, 2019, the related performance-based conditions continued to not be deemed probable.
In the first quarter of 2019, the Company modified an employee’s options to purchase 1,631,375 shares of Class A common stock with performance- and market-based conditions. As a result of this modification, the performance-based conditions were changed, and the market-based conditions were eliminated. The Company accounted for the changes to the awards as a modification, and the fair value of these awards was increased by $0.3 million with no impacts recorded in the financial statements. As of December 31, 2019, the awards have been cancelled.
In the third quarter of 2019, the Company entered into a consulting agreement with an employee, as a result of which 1,631,375 of his unvested service-based options to purchase shares of Class A common stock continue to vest on a monthly basis during the consulting period and 2,854,906 options had their exercise period extended. The Company accounted for the changes to the awards as a modification, and the fair value of his service-based stock options increased by $3.0 million which was recorded as an incremental expense during 2019.
During 2019, the Company entered into agreements with 10 employees, as a result of which the terms of certain of their service-based options to purchase shares of Class A common stock were modified. As a result of these modifications, the vesting of 4,716,504 options were accelerated as of the date of the agreements, and 10,896,983 of the vested options had their exercise period extended. The Company accounted for the changes to the options as modifications, and the fair value of their service-based options was increased by $6.1 million, which was recorded as an incremental expense during 2019.
Stock-Based Compensation Expense
The following table is a summary of stock-based compensation expense recognized during 2018 and 2019 for employees and non-employees for both the 2016 Plan and non-2016 Plan equity incentive awards:

	Year Ended December 31,
	2018	2019
	(in thousands)
Research and development	$937	$3,913
Research and development—related parties	778	135
Marketing	123	202
General and administrative	9,203	24,141
Total stock-based compensation expense	$11,041	$28,391
As of December 31, 2019, the total unrecognized stock-based compensation expense for awards that contain service-based conditions for both the 2016 Plan and Non-Plan Equity Incentive Awards was $105.4 million, which is expected to be recognized over a weighted-average period of approximately 2.98 years. As of December 31, 2019, the total unrecognized stock-based compensation expense for awards that contain only performance-based or performance- and market-based conditions for both the 2016 Plan and Non-Plan Equity Incentive Awards was $13.8 million.
Liability-Classified Awards with Performance- and Market-Based Vesting Conditions Granted under the 2016 Plan
In February 2016, the Company entered into an agreement with a current executive officer pursuant to which he is eligible to receive $10.0 million in incentive awards.
In October 2017, the Company entered into a transition agreement with the vice chairperson of the board of directors. Under the transition agreement, the individual is eligible to receive up to $130.0 million in incentive awards.
In June 2018, the Company entered into a separation agreement with a former executive. Under the agreement, the individual is eligible to receive up to $8 million in incentive awards. The award is subject to the respective individual’s continued service to the Company which terminates in June 2020, and will be earned, if and when, the board, in its sole discretion, has determined the completion of a transformative deal.
The above incentive awards are granted subject to the respective individual’s continued service to the Company. Generally, the awards are earned upon the satisfaction of certain performance- and market-based conditions, including upon achievement of certain milestones related to the Company’s products or the closing of one or more qualifying events at specified per-share valuations, provided the qualifying events occur within a specified time period, the last of which ends in March 2026. The qualifying events vary depending on individual and generally include (i) certain financing events, including minimum public trading valuations and (ii) a change in control. The determination of whether certain qualifying events have occurred are subject to approval by the board of directors.
All the above incentive awards will be paid, at the Company’s election, in fully vested shares of common stock or in cash. The dollar value of these incentive awards is based on the achievement of the performance- and market-based conditions described above. The number of shares is variable based on the per-share valuation at the time of the respective qualifying event. Accordingly, these awards are accounted for as liability-classified awards, and, once the related performance-based conditions are deemed to be probable, the liability will be remeasured at fair value on each reporting date until the awards vest.
As of December 31, 2019, the Company had not recognized any compensation expense associated with these awards as the achievement of the performance-based condition was not deemed to be probable.
NOTE 11. INCOME TAXES
The components of the loss before provision for (benefit from) income taxes during 2018 and 2019 are as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
United States	$278,198	$245,430
Foreign	(2,965)	(380)
Loss before provision for (benefit from) income taxes	$275,233	$245,050

The components of income tax expense (benefit) consist of the following:

	Year Ended December 31,
	2018	2019
	(in thousands)
Current taxes:
Federal	$—	$—
State	—	—
Foreign	834	(544)
Total current income tax expense/(benefit)	$834	$(544)
Deferred taxes:
Federal	—	—
State	—	—
Foreign	(349)	349
Total deferred income tax expense/(benefit)	$(349)	$349
Provision for (benefit from) income taxes	485	(195)
The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate:

	Year Ended December 31,
	2018	2019
Federal statutory rate	21.00%	21.00%
State income taxes	6.98	6.98
Change in tax status	29.94	—
Other permanent items	(0.96)	(0.73)
Research and development credit	3.03	3.54
Change in valuation allowance	(60.17)	(30.70)
Other	—	(0.01)
Effective tax rate	(0.18)%	0.08%
The Company’s effective tax rate differs from the federal statutory rate primarily due to the valuation allowance recorded to offset deferred tax assets resulting from the Company’s U.S. operating losses. During 2018, the Company changed the tax status of one of its foreign subsidiaries, which resulted in a tax benefit.

The significant components of the Company’s net deferred tax assets as of December 31, 2018 and 2019, are as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$53,701	$61,259
Research and development credits	20,975	29,292
Amortization	150,648	203,098
Depreciation	8,147	8,057
Accruals and reserves	12,857	15,853
Lease liabilities	—	11,541
Total deferred tax assets	246,328	329,100
Valuation allowance	(245,979)	(319,224)
Net deferred tax assets	349	9,876
Deferred tax liabilities
Right-of-use assets	—	(9,804)
Other	—	(72)
Net deferred tax assets (liabilities)	$349	$—
As of December 31, 2019, the Company had established a valuation allowance of $319.2 million against its gross deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance increased by $170.5 million and $73.2 million during 2018 and 2019, respectively. As a result of a foreign subsidiary’s change in tax status in 2018, the Company recorded $82.4 million of deferred tax assets. These deferred tax assets represent the U.S. tax basis of the intangible asset acquired in the 2017 acquisition of Cirina Limited. The remaining change in the valuation allowance for both years was primarily due to the addition of current year loss carryforwards and the capitalization of start-up expenditures.
On December 22, 2017, the Tax Cuts and Jobs Act (P.L. 115-97) (the Act) was signed into law. The Act includes certain anti-deferral and anti-abuse erosion provisions, including a new minimum tax on global intangible low-taxed income (GILTI) and base erosion and anti-abuse tax (BEAT). The Act subjects the Company to current tax on GILTI of its controlled foreign corporations. At December 31, 2019, the Company recognized no GILTI inclusion. The BEAT limits the ability of multinational corporations with gross receipts of more than $500 million (averaged over the prior three years) to shift profits from the United States by making deductible payments to their affiliates in low-tax countries. In 2019, the Company’s gross receipts were less than the reporting threshold.
As of December 31, 2019, the Company had $202.5 million of federal net operating loss (NOL) carryforwards. The federal NOL carryforwards generated prior to December 31, 2016 begin expiring in 2036 if not utilized. Federal NOLs generated after December 31, 2017 have an indefinite carryforward period subject to the 80% deduction limitation based upon pre-NOL deduction taxable income.
At December 31, 2019, the Company had $279.4 million of state net operating loss carryforwards. The state net operating loss carryforwards begin expiring in 2036, if not utilized.
In addition, the Company has federal research and development tax credits carryforwards of $22.2 million and state research and development tax credit carryforwards of $18.2 million. The federal credit carryforwards begin expiring in 2036 and the state credits carry forward indefinitely. The Internal Revenue Code contains provisions which limit the amount of NOL and research credit carryforwards that can be used in any given year if a significant change in ownership has occurred. The Company has not performed a detailed analysis on the changes in the ownership of its shares. It is possible that there might be a limitation to the amount of its NOL carryforwards and/or research and development carryforwards that might be used to offset its future taxable income.
As of December 31, 2019, the Company had $9.1 million in unrecognized tax benefits.
The beginning and ending unrecognized tax benefits amounts were as follows (in thousands):

	Year Ended December 31,
	2018	2019
	(in thousands)
Gross amount of unrecognized tax benefits as of the beginning of the period	$3,590	$5,916
Increase related to prior year tax provisions	—	740
Increase related to current year tax provisions	2,326	2,414
Gross amount of unrecognized tax benefits as of the end of the period	$5,916	$9,070
It is the Company’s policy to include penalties and interest expense related to income taxes as a component of income tax expense as necessary. Management determined that no accrual for interest and penalties was required as of December 31, 2019.
The Company’s major tax jurisdictions are the United States and California. The Company’s tax years since inception will remain open for examination by the federal and state tax authorities due to historical losses. The Company is not currently subject to income tax examinations by any authority.
NOTE 12. RELATED-PARTY TRANSACTIONS
Illumina Agreements
From January 2016 to February 2017, Jay Flatley was the Company’s chairman of the board of directors. Mr. Flatley was and is also the executive chairman of the board of directors of Illumina, Inc. (Illumina). Illumina (i) is a major supplier of the Company’s reagents and capital equipment, (ii) was a sub-lessee of laboratory and office space through February 2017, and (iii) owned more than 50% of the Company until February 2017, at which time the Company repurchased shares to bring Illumina to a minority ownership.
In January 2019, pursuant to the Company’s supply and commercialization with Illumina, which was entered into in January 2016 and subsequently amended in September 2017, the Company paid Illumina $15.0 million related to its data delivery requirements under a supply and commercialization agreement with Illumina. This amount was accrued as of December 31, 2018. In February 2019, pursuant to the terms of the Company’s supply and commercialization agreement with Illumina, the Company entered into two separate non-exclusive and non-sublicensable license agreements with Illumina. Under these license agreements, the Company sublicensed to Illumina rights to patents and technology in-licensed from other collaboration partners. Under these license agreements, Illumina is required to pay the Company (i) initial aggregate licensing fees of $50,000, (ii) annual minimum aggregate royalties of $50,000, increasing by $10,000 annually to a max of $100,000, and (iii) running royalties in the low single-digit percentages of net sales of products utilizing in-licensed technology. In addition, one of the license agreements includes a milestone of $50,000 tied to the first commercial sale of a product covered by a licensed patent. During 2019, Illumina paid the Company $0.2 million associated with licensing fees, minimum royalties, and achievement of the milestone.

Transactions with Illumina under a supply and commercialization agreement as well as for limited services rendered by Illumina on the Company’s behalf that have been reflected in the consolidated financial statements are as follows:

	As of December 31,
	2018	2019
	(in thousands)
Prepaid service arrangements	$1,342	$567
Property and equipment, net	3,323	1,252
Accounts payable	51	151
Accrued liabilities	20,439	—

	Year Ended December 31,
	2018	2019
	(in thousands)
Research and development	$29,442	$7,520
Dr. Klausner Consulting Agreement
Effective May 2016, the Company entered into a consulting agreement with Richard Klausner, M.D. Dr. Klausner is: (i) a member of the board of directors of the Company; and (ii) has performed advisory consulting services. The compensation under the consulting agreement consists of options to purchase 876,000 shares of Class A common stock at an exercise price of $0.23 per share that were granted in 2016 and reimbursement of certain out of pocket expenses. In May 2018, in connection with Dr. Klausner’s board service, the Company granted him additional options to purchase 450,000 shares of Class A common stock at an exercise price of $1.74 per share.
Collaboration Agreement with Memorial Sloan Kettering Cancer Center
From February 2017 to February 2018, José Baselga, M.D., Ph.D., Physician-in-Chief and Chief Medical Officer at Memorial Sloan Kettering Cancer Center (MSK) was a member of the board of directors of the Company. In February 2017, the Company entered into collaboration and research agreements with MSK pursuant to which the Company incurred expenses totaling $3.4 million during 2018. As of December 31, 2018, the Company recorded $0.8 million in accrued liabilities—related parties and $0.3 million in accounts payable—related parties. As of January 1, 2019, MSK was no longer considered a related party.
Collaboration Agreement with Janssen Biotech, Inc.
Johnson & Johnson UK Treasury Company Limited (J&J UK Treasury) and Janssen Biotech, Inc. (Janssen) are subsidiaries of Johnson & Johnson Inc. (J&J). As of December 31, 2018 and December 31, 2019, J&J UK Treasury was a minority stockholder of the Company. In November 2017, the Company entered into a collaboration agreement with Janssen. Research services performed by the Company in 2018 totaled $0.7 million, which were paid by Janssen during 2018. In December 2019, the Company entered into a testing resources and collaboration agreement with Janssen. No research services were performed in 2019.
Agilent Arrangements
Since August 2018, Hans Bishop has served as a member of the Company’s board of directors. In June 2019, Mr. Bishop was appointed as the Company’s chief executive officer. Mr. Bishop is also on the board of directors of Agilent Technologies, Inc. (Agilent). Agilent is a supplier to the Company. Research and development expenses incurred during 2018 were immaterial. During 2019, the Company incurred $0.5 million in research and development expenses in connection with purchase orders with Agilent. As of December 31, 2019, $0.1 million is reflected in accounts payable—related parties. As of December 31, 2018 and 2019, $0.1 million of property and equipment that the Company purchased from Agilent is reflected in the consolidated balance sheets.

NOTE 13. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
The following table presents the calculation of basic and diluted net loss per share attributable to Class A and Class B common stockholders:

	Year Ended December 31,
	2018		2019
	Class A	Class B	Class A	Class B
	(in thousands, except share and per share data)
Numerator
Net loss	$(236,032)	$(39,686)	$(208,871)	$(35,984)
Net loss attributable to Class A and Class B common stockholders
Basic and diluted	$(236,032)	$(39,686)	$(208,871)	$(35,984)
Denominator
Weighted-average shares of Class A and Class B common stock used in computing net loss per share attributable to Class A and Class B common stockholders
Basic and diluted	97,709,944	16,428,968	105,084,506	18,103,845
Net loss per share attributable to Class A and Class B common stockholders
Basic	$(2.42)	$(2.42)	$(1.99)	$(1.99)
Diluted	$(2.42)	$(2.42)	$(1.99)	$(1.99)
As the Company was in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share because the inclusion of potential shares of common stock would have been anti-dilutive. The following common stock equivalents were therefore excluded from the computation of diluted net loss per share for the periods presented:

	Year Ended December 31,
	2018	2019
Redeemable convertible preferred stock (on an if-converted basis)	457,401,191	488,724,604
Options to purchase common stock and restricted stock units	69,401,567	120,824,676
Shares subject to repurchase	12,109,959	7,145,211
Total	538,912,717	616,694,491

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders
The following table presents the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders:

	Year Ended December 31, 2019
	Class A	Class B	Common
	(in thousands, except share and per share data)
Numerator
Net loss attributable to Class A and Class B common stockholders
Basic and diluted	$(208,871)	$(35,984)	$—
Reallocation of net loss due to pro forma adjustments	$208,871	$35,984	$(244,855)
Pro forma net loss attributable to common stockholders
Basic and diluted	$—	$—	$(244,855)
Denominator
Weighted-average shares of Class A and Class B common stock used in computing net loss per share attributable to Class A and Class B common stockholders
Basic and diluted	105,084,506	18,103,844	—
Pro forma adjustment to reflect assumed conversion of all outstanding shares of redeemable convertible preferred stock	—	—	459,991,809
Pro forma adjustment to reflect assumed vesting of restricted stock awards upon an IPO	—	2,857,143	—
Pro forma adjustment to reflect conversion of Class B shares to Class A shares	21,959,129	(20,960,987)	—
Pro forma adjustment to reflect reclassification of Class A shares	(127,043,636)	—	127,043,636
Pro forma adjustment to reflect reclassification of Class B shares	—	—	—
Weighted-average shares of common stock used in computing pro forma net loss per share	—	—	587,035,445
Pro forma net loss per share attributable to common stockholders
Basic and diluted	$—	$—	$(0.42)
NOTE 14. DEFINED CONTRIBUTION PLAN
The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees. Contributions made by the Company are voluntary and are determined annually by the board of directors on an individual basis subject to the maximum allowable amount under federal tax regulations. The Company has made no contributions to the plan since its inception.
NOTE 15. SUBSEQUENT EVENTS
The Company has reviewed and evaluated subsequent events through April 21, 2020, the date the consolidated financial statements were available to be issued.
Subsequent to December 31, 2019, the Company granted options to purchase 18,860,550 shares of Class A common stock at a weighted-average exercise price of $2.09 per share.
In January 2020, the Company issued 4,894,283 additional shares of Series D redeemable convertible preferred stock for gross proceeds of $25 million.

In April 2020, the Company increased its authorized shares of Series D redeemable convertible preferred stock to 83,202,813. The Company issued 36,660,075 additional shares of Series D redeemable convertible preferred stock for gross proceeds of $187 million.

GRAIL, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)

	As of December 31, 2019	As of June 30, 2020	Pro Forma As of June 30, 2020
Assets
Current assets:
Cash and cash equivalents	$143,189	$341,341
Short-term marketable securities	401,155	327,058
Prepaid expenses and other current assets	12,585	8,238
Prepaid expenses and other current assets—related party	584	191
Total current assets	557,513	676,828
Property and equipment, net	23,078	21,710
Property and equipment, net—related parties	1,347	420
Operating lease right-of-use assets	35,036	33,814
Long-term marketable securities	13,933	17,172
Restricted cash	1,228	4,577
Other non-current assets	3,384	1,906
Total assets	$635,519	$756,427
Liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$5,880	$8,867
Accounts payable—related parties	207	312
Accrued liabilities	31,584	26,141
Liability for early exercise of unvested stock options, current portion	1,855	311
Operating lease liabilities, current portion	4,604	4,948
Other current liabilities	800	76
Other current liabilities—related parties	—	2,520
Total current liabilities	44,930	43,175
Operating lease liabilities, net of current portion	36,638	34,927
Liability for early exercise of unvested stock options, net of current portion	349	202
Other non-current liabilities	3,075	3,724
Total liabilities	84,992	82,028
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.001 par value, 85,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 85,000,000 shares issued and outstanding as of December 31, 2019 and June 30, 2020; aggregate liquidation preference of $85,000 as of December 31, 2019 and June 30, 2020; no shares issued and outstanding, pro forma	$68,263	$68,263

Series B redeemable convertible preferred stock, $0.001 par value, 309,256,591 shares authorized as of December 31, 2019 and June 30, 2020, respectively; 309,256,591 shares issued and outstanding as of December 31, 2019 and June 30, 2020; aggregate liquidation preference of $1,239,655 as of December 31, 2019 and June 30, 2020; no shares issued and outstanding, pro forma	1,235,404	1,235,404	—
Series C redeemable convertible preferred stock, $0.001 par value, 63,144,600 shares authorized as of December 31, 2019 and June 30, 2020; 63,144,600 shares issued and outstanding as of December 31, 2019 and June 30, 2020; aggregate liquidation preference of $300,000 as of December 31, 2019 and June 30, 2020; no shares issued and outstanding, pro forma	299,557	299,557	—
Series D redeemable convertible preferred stock, $0.001 par value, 48,942,833 and 76,743,836 shares authorized as of December 31, 2019 and June 30, 2020; 31,323,413 and 76,743,836 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively; aggregate liquidation preference of $160,000 and $392,008 as of December 31, 2019 and June 30, 2020, respectively; no shares issued and outstanding, pro forma	159,836	391,697	—
Total redeemable convertible preferred stock	1,763,060	1,994,921	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 863,943,220 (Class A—833,943,220 and Class B—30,000,000) shares and 898,203,200 (Class A—868,203,200 and Class B—30,000,000) shares authorized as of December 31, 2019 and June 30, 2020 respectively; 134,663,097 (Class A—109,673,700 and Class B—24,989,397) and 135,851,866 (Class A—110,862,469 and Class B—24,989,397) shares issued and outstanding as of December 31, 2019 and June 30, 2020 respectively; 671,186,864 shares of common stock issued and outstanding, pro forma	138	146	681
Additional paid-in capital	90,495	116,960	2,111,346
Accumulated other comprehensive income (loss)	2,465	4,419	4,419
Accumulated deficit	(1,305,631)	(1,442,047)	(1,442,047)
Total stockholders’ (deficit) equity	(1,212,533)	(1,320,522)	674,399
Total liabilities, redeemable convertible preferred stock, and stockholders’ (deficit) equity	$635,519	$756,427	$756,427
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GRAIL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)
(unaudited)

	Six Months Ended June 30,
	2019	2020
Operating expenses:
Research and development	$83,230	$83,009
Research and development—related parties	4,493	4,190
Marketing	4,080	4,690
General and administrative	31,612	47,304
Total operating expenses	123,415	139,193
Loss from operations	123,415	139,193
Interest income, net	$(6,995)	$(4,128)
Other expense, net	$714	$1,335
Loss before provision for income taxes	$117,134	$136,400
Provision for income taxes	66	16
Net loss	$117,200	$136,416
Net loss attributable to Class A and Class B common stockholders
Basic and diluted	$117,200	$136,416
Net loss per share attributable to Class A and Class B common stockholders
Basic and diluted	$(0.97)	$(1.03)
Weighted-average shares of Class A and Class B common stock used in computing net loss per share attributable to Class A and Class B common stockholders
Basic and diluted	120,748,150	132,864,532
Pro forma net loss per share attributable to common stockholders
Basic and diluted		$(0.21)
Weighted-average shares of common stock used in computing pro forma net loss per share attributable to common stockholders
Basic and diluted		643,637,763
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GRAIL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)
(unaudited)

	Six Months Ended June 30,
	2019	2020
Net loss	$117,200	$136,416
Other comprehensive income:
Net unrealized gain on marketable securities	(717)	(535)
Foreign currency translation adjustment	(696)	(1,419)
Comprehensive loss	$115,787	$134,462
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GRAIL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share data)
(unaudited)

	Redeemable Convertible Preferred Stock						Common Stock				Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Preferred Series A		Preferred Series B		Preferred Series C		Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	85,000,000	$68,263	309,256,591	$1,235,404	63,144,600	$299,557	105,372,563	$102	24,989,397	$27	$57,667	$128	$(1,060,776)	$(1,002,852)
Issuance of shares upon exercise of options	—	—	—	—	—	—	3,604,119	3	—	—	1,469	—	—	1,472
Repurchases of restricted stock awards	—	—	—	—	—	—	(405,097)	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	—	2	—	1	840	—	—	843
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	7,679	—	—	7,679
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	1,413	—	1,413
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(117,200)	(117,200)
Balance at June 30, 2019	85,000,000	$68,263	309,256,591	$1,235,404	63,144,600	$299,557	108,571,585	$107	24,989,397	$28	$67,655	$1,541	$(1,177,976)	$(1,108,645)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GRAIL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share data)
(unaudited)

	Redeemable Convertible Preferred Stock								Common Stock				Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Preferred Series A		Preferred Series B		Preferred Series C		Preferred Series D		Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	85,000,000	$68,263	309,256,591	$1,235,404	63,144,600	$299,557	31,323,413	$159,836	109,673,700	$110	24,989,397	$28	$90,495	$2,465	$(1,305,631)	$(1,212,533)
Issuance of shares upon exercise of options	—	—	—	—	—	—	—	—	1,245,480	1	—	—	1,310	—	—	1,311
Repurchases of early exercised stock options	—	—	—	—	—	—	—	—	(56,711)	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	1	—	6	1,208	—	—	1,215
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $147	—	—	—	—	—	—	45,420,423	231,861	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	23,947	—	—	23,947
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	1,954	—	1,954
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(136,416)	(136,416)
Balance at June 30, 2020	85,000,000	$68,263	309,256,591	$1,235,404	63,144,600	$299,557	76,743,836	$391,697	110,862,469	$112	24,989,397	$34	$116,960	$4,419	$(1,442,047)	$(1,320,522)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GRAIL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Six Months Ended June 30,
	2019	2020
Cash flows from operating activities
Net loss	$(117,200)	$(136,416)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	5,373	4,326
Stock-based compensation expense	7,679	23,947
Loss on disposal of property and equipment	228	—
Loss on foreign currency	659	1,369
Impairment of property and equipment and other long-term assets	2,093	120
Amortization of discount on marketable securities	(2,986)	(295)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	1,354	5,825
Prepaid expenses and other assets—related party	396	393
Accounts payable	(2,574)	2,532
Accounts payable—related parties	264	105
Accrued and other liabilities	(7,927)	(5,794)
Accrued liabilities—related parties	(21,209)	—
Other current liabilities—related parties	—	2,520
Operating lease right-of-use assets	2,043	1,222
Operating lease liabilities	(2,969)	(1,367)
Net cash used by operating activities	(134,776)	(101,513)
Cash flows from investing activities
Purchases of property and equipment	(2,221)	(1,213)
Purchases of marketable securities	(295,670)	(202,263)
Proceeds from maturities of marketable securities	461,166	273,951
Net cash provided by investing activities	163,275	70,475
Cash flows from financing activities
Proceeds from exercise of stock options	1,472	1,311
Proceeds from early exercise of unvested stock options	190	—
Repurchases of early exercised stock options	(109)	(23)
Proceeds from issuance of Series D redeemable convertible preferred stock, net	—	231,861
Repayments of borrowings from finance lease	(700)	(660)
Payment of deferred offering costs	(704)	—
Net cash provided by financing activities	149	232,489
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	37	50
Net increase in cash, cash equivalents, and restricted cash	28,685	201,501
Cash, cash equivalents and restricted cash—beginning of year	96,724	144,417
Cash, cash equivalents and restricted cash—end of year	$125,409	$345,918
Represented by:
Cash and cash equivalents	$124,181	$341,341
Restricted cash	1,228	4,577
Total	$125,409	$345,918
Supplemental cash flow information:
Cash paid for interest	$53	$11
Supplemental disclosure of non-cash investing and financing activities:
Property and equipment included in accounts payable and accrued liabilities	330	1,076
Vesting of early exercised stock options	843	1,215
Deferred offering costs included in accrued liabilities	920	—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GRAIL, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS
GRAIL, Inc. (GRAIL or the Company) was incorporated in the State of Delaware in September 2015 and began operations as a stand-alone entity in February 2016. GRAIL is a healthcare company focused on developing technologies for early cancer detection. The Company is headquartered in Menlo Park, California.
Since inception, the Company has incurred losses from operations. The Company incurred losses from operations of $123.4 million and $139.2 million for the six months ended June 30, 2019 and 2020, respectively. The Company had an accumulated deficit of $1.4 billion as of June 30, 2020. The Company has not yet launched a commercial product and may never develop a product that will generate revenues, including in amounts that will be sufficient to fund operations. Accordingly, the Company has been dependent on its ability to raise capital through equity issuances.
The Company had $685.6 million of cash, cash equivalents, and marketable securities at June 30, 2020. Based on the Company’s business plans, management believes that this is sufficient to meet its obligations for at least 12 months from the issuance date of these unaudited condensed consolidated financial statements.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The condensed consolidated financial statements as of December 31, 2019 and June 30, 2020 and for the six months ended June 30, 2019 and 2020 include the accounts of GRAIL, Inc. and its wholly-owned subsidiaries. The condensed consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). All intercompany balances and transactions have been eliminated on consolidation.
Unaudited Condensed Consolidated Financial Statements
The condensed consolidated balance sheet as of June 30, 2020 and the condensed consolidated statements of operations, of comprehensive loss, of cash flows, and of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2019 and 2020 are unaudited. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of the Company’s financial position as of June 30, 2020 and its results of operations and cash flows for the six months ended June 30, 2019 and 2020. The financial data and the other financial information disclosed in these notes to the condensed consolidated financial statements related to the six months ended June 30, 2019 and 2020 are also unaudited. The condensed consolidated results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2019 included herein was derived from the audited consolidated financial statements as of that date, but does not include all disclosures required by U.S. GAAP. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2019, which are included elsewhere in this Registration Statement.
Use of Estimates
The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of expenses in the condensed consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to accrued clinical studies and research and development expenses, stock-based compensation expense, useful lives of intangible assets and property and equipment, determination of incremental borrowing rate for operating leases, and the provision (benefit) for income taxes.
Unaudited Pro Forma Information
The unaudited pro forma information as of June 30, 2020 has been prepared on a basis to reflect the following prior to, or upon the closing of, an initial public offering (IPO): (i) the conversion of all outstanding redeemable convertible preferred stock into common stock; (ii) the conversion of all outstanding Class B common stock into Class A common stock at a ratio of 0.44 shares of Class A common stock to 0.42 shares of Class B common stock; and (iii) the reclassification of Class A and Class B common stock into a single class of common stock. The shares of common stock issuable and the proceeds expected to be received upon the IPO are excluded from such pro forma financial information. Compensation expense related to certain awards with performance- and market-based conditions, for which the performance-based condition will be satisfied upon the IPO, is excluded from the pro forma adjustments because the Company is unable to quantify this amount as of June 30, 2020 and will remain unable to quantify the amount until the performance-based condition is satisfied as the expense will be based on the fair value of these awards at such date.
The unaudited pro forma net loss per share for the six months ended June 30, 2020 was computed using the weighted-average number of shares of common stock outstanding, adjusted to reflect the following prior to, or upon the closing of, an IPO as if such reclassifications or issuances had occurred at the beginning of the period, or their issuance dates if later: (i) the conversion of all outstanding redeemable convertible preferred stock into common stock; (ii) the conversion of all outstanding Class B common stock into Class A common stock at a ratio of 0.44 shares of Class A common stock to 0.42 shares of Class B common stock; and (iii) the reclassification of Class A and Class B common stock into a single class of common stock.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and marketable securities.
Substantially all the Company’s cash and cash equivalents are deposited in accounts with four accredited financial institutions that management believes are of high-credit quality. Such deposits have and will continue to exceed federally insured limits. The Company has not experienced any losses on its cash deposits.
The Company’s investment policy limits investments to certain types of securities issued by the U.S. government and its agencies and institutions with investment-grade credit ratings and places restrictions on maturities and concentration by type and issuer. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash, cash equivalents, and marketable securities, and by issuers of marketable securities to the extent recorded on the consolidated balance sheets. As of June 30, 2020, the Company had no off-balance sheet concentrations of credit risk.
Risks and Uncertainties
The Company is in the research and discovery stage and may never develop a product that will generate revenues, including in amounts that will be sufficient to fund operations. The market for which the Company is developing products is highly competitive and rapidly changing. Difficulties or delays in the Company’s clinical studies, delays in planned commercial launch of the Company’s products, potential complications with the Company’s sole suppliers, complex regulatory regimes, regulatory issues and other factors could negatively impact the Company’s operating results.
The Company may need to raise additional equity or debt financing to fund future operations that may not be available at terms acceptable to the Company, if at all. If the Company does not successfully commercialize its products in development, it will be unable to generate revenue from product sales or achieve profitability.
In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has since become a global pandemic. The COVID-19 pandemic poses the risk that the Company, its personnel and other partners may be prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. The ongoing COVID-19 pandemic has delayed anticipated completion of the Company’s clinical studies, as the Company had to suspend enrollment of the studies during the six months ended June 30, 2020. As of the date of issuance of these unaudited condensed consolidated financial statements, the Company is not aware of any specific event or circumstance related to COVID-19 that would require it to update its estimates or judgments or adjust the carrying value of its assets or liabilities. Actual results could differ from those estimates and any such differences may be material to the consolidated financial statements.
The Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was enacted by the United States on March 27, 2020. The Company is continuing to analyze the impact of the CARES Act. The CARES Act did not have a material impact on the Company’s provision for income taxes for the six months ended June 30, 2020.
Significant Accounting Policies
Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned IPO, are capitalized and recorded on the consolidated balance sheet as incurred. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event that the Company’s plans for an IPO are terminated, all of the deferred offering costs will be written off within operating expenses in the Company’s consolidated statements of operations.
There have been no material changes in the Company’s accounting policies from those disclosed in the audited consolidated financial statements and related notes, which are included elsewhere in this Registration Statement.
Recent Accounting Pronouncements
Accounting Standards Update (ASU) 2016-13 and 2020-03, collectively implemented as Financial Accounting Standards Board (FASB) Accounting Standards Codification 326, Financial Instruments – Credit Losses (Topic 326), provides amended guidance for measuring current expected credit loss. In June 2016, FASB issued ASU 2016-13, Financial Instruments–Credit Losses (Topic 326). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. On January 1, 2020, the Company adopted Topic 326 using a modified retrospective approach, which had no material impact on the Company’s condensed consolidated financial statements. In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, which makes improvements to financial instruments guidance. The adoption of this ASU did not have a material impact on the Company’s condensed consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The ASU improves the effectiveness of fair value measurements disclosures and modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. On January 1, 2020, the Company adopted Topic 820 on January 1, 2020. The adoption of this ASU did not have a material impact on the Company’s condensed consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 amended guidance to align the accounting for costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing costs associated with developing or obtaining internal-use software. Capitalized implementation costs must be expensed over the term of the hosting arrangement and presented in the same line item in the statement of income as the fees associated with the hosting element (service) of the arrangement. The Company adopted ASU 2018-15 as of January 1, 2020 on a prospective basis, and the adoption of this ASU did not have a material impact on the Company’s condensed consolidated financial statements.

NOTE 3. BALANCE SHEET COMPONENTS
Property and Equipment, Net
Property and equipment, net consisted of the following:

	Useful Life (In Years)	As of December 31, 2019	As of June 30, 2020
		(in thousands)
Laboratory equipment	3 to 5	$23,157	$23,448
Computer hardware	3 to 5	4,994	5,500
Computer software	3 to 5	257	257
Furniture and fixtures	5	2,021	2,246
Leasehold improvements	Lease term	21,931	22,049
Construction-in-process		215	1,108
Property and equipment, gross		52,575	54,608
Less accumulated depreciation and amortization		(28,150)	(32,478)
Total property and equipment, net		$24,425	$22,130
Included within property and equipment, net is $1.3 million and $0.4 million of laboratory equipment purchased from related parties as of December 31, 2019 and June 30, 2020, respectively.
During the six months ended June 30, 2019, primarily in connection with the decision to exit the Hong Kong facility, the Company recorded an impairment charge of $0.8 million relating to laboratory equipment, computer hardware and furniture and fixtures, in research and development expenses. During the six months ended June 30, 2020, the Company recorded an impairment charge of $0.1 million relating to laboratory equipment, in research and development expenses.
The Company recorded $5.4 million and $4.3 million of depreciation expense for the six months ended June 30, 2019 and 2020, respectively. For more information on the finance leases, see Note 6, Leases.
Accrued Liabilities
Accrued liabilities consist primarily of amounts owed to vendors, employees, and professional service firms. Accrued liabilities consisted of the following:

	As of
	December 31, 2019	June 30, 2020
	(in thousands)
Accrued compensation expenses	$14,889	$10,630
Accrued legal and professional expenses	4,306	3,131
Accrued clinical studies expenses	5,119	4,228
Accrued research and development expenses	3,494	4,199
Accrued construction-in-process	23	570
Accrued other expenses	3,753	3,383
Total accrued liabilities	$31,584	$26,141

NOTE 4. FAIR VALUE MEASUREMENTS
The following table represents the fair value hierarchy for the Company’s financial assets measured at fair value on a recurring basis as of December 31, 2019 and June 30, 2020:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash equivalents:
Money market funds	$58,291	$—	$—	$58,291
Corporate debt securities	—	21,001	—	21,001
Commercial paper	—	4,988	—	4,988
Short-term marketable securities:
U.S. government treasuries	37,533	—	—	37,533
U.S. government agency securities	—	7,504	—	7,504
Corporate debt securities	—	236,234	—	236,234
Commercial paper	—	119,884	—	119,884
Long-term marketable securities:
Corporate debt securities	—	5,435	—	5,435
U.S. government agency securities	—	8,498	—	8,498
Total marketable securities	37,533	377,555	—	415,088
Total	$95,824	$403,544	$—	$499,368

	As of June 30, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Cash equivalents:
Money market funds	$263,370	$—	$—	$263,370
Corporate debt securities	—	21,302	—	21,302
Commercial paper	—	19,996	—	19,996
U.S. government agency securities	—	9,999	—	9,999
Short-term marketable securities:
U.S. government treasuries	67,826	—	—	67,826
U.S. government agency securities	—	15,986	—	15,986
Corporate debt securities	—	155,539	—	155,539
Commercial paper	—	87,707	—	87,707
Long-term marketable securities:
U.S. government agency securities	—	8,995	—	8,995
U.S. government treasuries	—	8,177	—	8,177
Total marketable securities	67,826	276,404	—	344,230
Total	$331,196	$327,701	$—	$658,897

NOTE 5. MARKETABLE SECURITIES
All marketable securities as of December 31, 2019 and June 30, 2020 are considered available-for-sale, and the amortized costs, unrealized holding gains or losses, and the fair values of the Company’s marketable securities by major security type are summarized in the table below:

	As of December 31, 2019
	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value
	(in thousands)
Cash equivalents:
Money market funds	$58,291	$—	$—	$58,291
Corporate debt securities	21,001	—	—	21,001
Commercial paper	4,988	—	—	4,988
Total cash equivalents	84,280	—	—	84,280
Short-term marketable securities:
U.S. government treasuries	37,497	37	(1)	37,533
U.S. government agency securities	7,499	5	—	7,504
Corporate debt securities	236,012	259	(37)	236,234
Commercial paper	119,884	—	—	119,884
Total short-term marketable securities	400,892	301	(38)	401,155
Long-term marketable securities:
Corporate debt securities	5,439	—	(4)	5,435
U.S. government agency securities	8,500	—	(2)	8,498
Total long-term marketable securities	13,939	—	(6)	13,933
Total marketable securities	$499,111	$301	$(44)	$499,368

	As of June 30, 2020
	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value
	(in thousands)
Cash equivalents:
Money market funds	$263,370	$—	$—	$263,370
Corporate debt securities	21,306	—	(4)	21,302
Commercial paper	19,996	—	—	19,996
U.S. government agency securities	9,999	—	—	9,999
Total cash equivalents	314,671	—	(4)	314,667
Short-term marketable securities:
U.S. government treasuries	67,709	117	—	67,826
U.S. government agency securities	15,984	3	(1)	15,986
Corporate debt securities	154,856	690	(7)	155,539
Commercial paper	87,707	—	—	87,707
Total short-term marketable securities	326,256	810	(8)	327,058
Long-term marketable securities:
U.S. government agency securities	8,999	—	(4)	8,995
U.S. government treasuries	8,178	—	(1)	8,177
Total long-term marketable securities	17,177	—	(5)	17,172
Total marketable securities	$658,104	$810	$(17)	$658,897

Interest income related to the Company’s cash equivalents and available-for-sale investments included in interest income, net, was $6.6 million and $3.9 million for the six months ended June 30, 2019 and 2020, respectively.
The following table summarizes the maturities of the Company’s available for sale securities, excluding cash equivalents, by contractual maturity, as of June 30, 2020.

	As of June 30, 2020
	Amortized Cost	Aggregate Fair Value
(in thousands)
Mature in less than one year	$326,256	$327,058
Mature in one to two years	17,177	17,172
Total	$343,433	$344,230

The following table summarizes the Company’s available-for-sale securities that were in a continuous unrealized loss position for less than 12 months as of December 31, 2019 and June 30, 2020.

	As of
	December 31, 2019		June 30, 2020
	Aggregate Fair Value	Aggregate Unrealized Losses	Aggregate Fair Value	Aggregate Unrealized Losses
(in thousands)
U.S. government treasuries	$7,542	$(1)	$18,343	$(1)
U.S. government agency securities	8,498	(2)	16,992	(5)
Corporate debt securities	62,395	(41)	5,208	(7)
Total	$78,435	$(44)	$40,543	$(13)
As of December 31, 2019 and June 30, 2020, some of the Company’s marketable securities were in an unrealized loss position. The Company held a total of 23 and 11 positions, which were in an unrealized loss position as of December 31, 2019 and June 30, 2020, respectively. The Company determined that no credit losses exist as of December 31, 2019 and June 30, 2020 because the change in market value for those securities related primarily to interest rate shifts rather than significant changes in the underlying credit quality of the securities that it holds. The Company has the ability to hold all marketable securities that have been in a continuous loss position until maturity or recovery.
The Company’s short-term marketable securities have an effective maturity date of less than 12 months, and the long-term marketable securities have an effective maturity date of greater than 12 months and less than 15 months.
NOTE 6. LEASES
The Company has entered into operating and finance leases for facilities and research and development equipment. Both operating and finance leases have remaining lease terms which range from 2 year to 6 years, and often include one or more options to renew. These renewal terms can extend the lease term from 1 to 5 years and are included in the lease term when it is reasonably certain that the Company will exercise the option. One lease provides the option to terminate the lease under certain conditions with three months’ notice. The Company does not expect to exercise this termination option. The exercise of lease renewal and termination options is at the Company’s sole discretion. The Company also has variable lease payments that are primarily comprised of common area maintenance and utility charges.
During the six months ended June 30, 2019, in connection with the decision to exit its Hong Kong facility, the Company recorded an impairment charge of $1.3 million in research and development expenses relating to operating lease right-of-use assets.

During the six months ended June 30, 2020, the Company entered into a new agreement to lease approximately 200,000 square feet of laboratory and office space in North Carolina, which will be recognized as an operating lease upon the lease commencement date. The Company expects the lease to commence during the third or fourth quarter of 2020 for a term of 12.5 years with three five-year renewal options. The total estimated aggregate base rent payments, excluding the renewal options and any tenant improvement allowances, for the North Carolina laboratory and office space are $82.6 million.
NOTE 7. COMMITMENTS AND CONTINGENCIES
See Note 6 for a summary of the Company’s lease commitments. As of June 30, 2020, the Company’s future commitments over the next five years and thereafter were as follows:

	Minimum Royalties	Purchase Commitments	Total
	(in thousands)
2020*	$—	$1,762	$1,762
2021	570	—	570
2022	575	—	575
2023	1,075	—	1,075
2024	1,075	—	1,075
Thereafter	6,750	—	6,750
Total commitments	$10,045	$1,762	$11,807
__________________
(*)Excluding the six months ending June 30, 2020.
Minimum Royalty Commitments
The Company has certain minimum royalty commitments under licensing agreements related to its research efforts.
Purchase Commitments
The Company has open purchase orders primarily related to the purchase of laboratory supplies in the normal course of business.
Contingencies
The Company responds to claims arising in the ordinary course of business. If necessary, the Company will accrue estimates of the amounts it expects to pay upon resolution of such matters, and such amounts will be included in other current liabilities. Should the Company not be able to secure the terms it expects, these estimates may change and will be recognized in the period in which they are identified.
Legal Matters
The Company is subject to various claims, complaints, and legal actions that arise from time to time. The Company does not believe it is a party to any currently pending or threatened legal proceedings that will result in a material adverse effect on its business. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows.
Indemnification
The Company has agreed to indemnify its directors and officers for certain events or occurrences while the director or officer is, or was serving, at the Company’s request in such capacity. The indemnification period covers all pertinent events and occurrences during the director’s or officer’s service. The maximum potential amount of future payments the Company could be required to make under the applicable indemnification agreements is not specified in the agreements; however, the Company has director and officer insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.
The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.
NOTE 8. COMMON STOCK
The Company has two classes of common stock: Class A and Class B. The voting rights per share of Class A and Class B are 1:1 and 10:1, respectively. Common stockholders are entitled to dividends when and if declared by the board of directors subject to the prior rights of the preferred stockholders. As of June 30, 2020, no dividends have been declared. The shares of Class B common stock are convertible into shares of Class A common stock at a ratio of 0.44 shares of Class A common stock to 0.42 shares of Class B common stock.
As of June 30, 2020, the Company has reserved shares of Class A common stock for issuance upon conversion of the redeemable convertible preferred stock and exercise of options. No shares of Class B common stock have been reserved. The Company has reserved shares of Class A common stock, on an as converted basis, for issuance as follows:

Class A Shares
(in thousands)
Conversion of Series A redeemable convertible preferred stock	85,000
Conversion of Series B redeemable convertible preferred stock	309,257
Conversion of Series C redeemable convertible preferred stock	63,145
Conversion of Series D redeemable convertible preferred stock	76,744
Conversion of Class B common stock	26,179
Options and awards outstanding for the 2016 Equity Incentive Plan	101,852
Non-Plan Incentive Awards	26,525
Reserved for future grants	14,976
Total	703,678

NOTE 9. REDEEMABLE CONVERTIBLE PREFERRED STOCK
The following tables represent the redeemable convertible preferred stock as of December 31, 2019 and June 30, 2020:

	As of December 31, 2019
	Shares Authorized	Original Issuance Price	Shares Issued and Outstanding	Net Proceeds	Liquidation Value
	(in thousands, except share and per share data)
Series A	85,000,000	$1.0000	85,000,000	$120,000	$85,000
Series B	309,256,591	4.0085	309,256,591	1,085,404	1,239,655
Series C	63,144,600	4.7510	63,144,600	299,557	300,000
Series D	48,942,833	5.1080	31,323,413	159,836	160,000
Total	506,344,024		488,724,604	$1,664,797	$1,784,655

	As of June 30, 2020
	Shares Authorized	Original Issuance Price	Shares Issued and Outstanding	Net Proceeds	Liquidation Value
	(in thousands, except share and per share data)
Series A	85,000,000	$1.0000	85,000,000	$120,000	$85,000
Series B	309,256,591	4.0085	309,256,591	1,085,404	1,239,655
Series C	63,144,600	4.7510	63,144,600	299,557	300,000
Series D	76,743,836	5.1080	76,743,836	391,697	392,008
Total	534,145,027		534,145,027	$1,896,658	$2,016,663
During the six months ended June 30, 2020, the Company issued 45,420,423 additional shares of Series D redeemable convertible preferred stock for gross proceeds of $232.0 million, less $0.1 million of issuance costs. The Series D redeemable convertible preferred stock has substantially similar terms as the Company’s Series A, Series B and Series C redeemable convertible preferred stock except that it has a liquidation preference of $5.1080 per share.
Redemption
As of December 31, 2019 and June 30, 2020, the Company classified the convertible preferred stock as redeemable on the consolidated balance sheets. Upon the occurrence of certain change-in-control events that may be outside the Company’s control, including liquidation, sale, or transfer of the Company, holders of the convertible preferred stock could cause a redemption of their stock for cash. The preferred stock does not have a mandatory redemption date.
Conversion
Each share of preferred stock is convertible, at the option of the holder, according to a conversion ratio, which is subject to adjustment for dilutive share issuances as described in the next paragraph. The total number of shares of common stock into which the preferred stock may be converted is determined by dividing the then-applicable conversion price by the initial conversion price. The preferred stock automatically converts into shares of Class A common stock at the then-applicable conversion price in the event of an underwritten public offering of shares of common stock with aggregate gross proceeds of no less than $150 million (Qualifying IPO), provided that, prior to April 17, 2022 (24 months after the Series D extension closing), such automatic conversion shall also require either (i) the per share price of the Qualifying IPO to be at least $5.1080 per share (i.e., the Series D preferred stock original issue price) or (ii) the vote of the holders of a majority of the combined Series C and D preferred stock. The preferred stock also automatically converts into shares of Class A common stock at the then-applicable conversion price upon the vote of a majority of the holders of preferred stock and, if prior to April 17, 2022, the vote of the holders of two-thirds of the combined Series C and D preferred stock shall also be required. As of June 30, 2020, each share of Series A, B, C, and D preferred stock was convertible into one share of Class A common stock.

Subject to certain exceptions, including issuances of shares to employees or consultants pursuant to a stock option plan approved by the board of directors and issuances of shares to lenders or strategic partners or in connection with the acquisition of a company or technology, in each case approved by the board of directors, the conversion price of each applicable series of preferred stock is subject to adjustment to prevent dilution in the event that the Company issues additional shares at a purchase price less than the then-applicable conversion price.
Dividends
Any dividends paid in any fiscal year will be paid among the holders of redeemable convertible preferred stock and common stock then outstanding based on preferences and on an if-converted basis. Dividends are noncumulative, and none were declared as of December 31, 2019 or June 30, 2020.
Voting
Each share of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of Class A common stock into which such shares could be converted. Holders of redeemable convertible preferred stock and common stock vote as a single class.
Liquidation Preference
In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including a merger, acquisition, or sale of assets where the holders of common stock and preferred stock own less than a majority of the resulting voting power of the surviving entity (Liquidation Transaction), the holders of preferred stock will receive in preference to the holders of common stock, an amount per share equal to the liquidation preference, plus any accrued but unpaid dividends. After payment of the liquidation preference to the holders of the preferred stock, the remaining assets of the Company are available for distribution to the holders of common stock on a pro rata basis. The vote of a majority of the holders of the preferred stock can waive the liquidation preference; provided that, prior to April 17, 2022, the vote of the holders of two-thirds of the combined Series C and D preferred stock shall also be required to waive such liquidation preference. These liquidation features cause the Series A, B, C, and D preferred stock to be classified as mezzanine equity rather than as a component of stockholders’ deficit.
NOTE 10. STOCK INCENTIVE AWARDS
The Company grants awards under the 2016 Equity Incentive Plan (2016 Plan) as well as incentive awards not under the 2016 Plan (Non-Plan Equity Incentive Awards).
2016 Equity Incentive Plan
The Company’s board of directors adopted, and its stockholders approved, the Company’s 2016 Plan in January 2016. The 2016 Plan was amended on February 6, 2017, February 27, 2017, September 18, 2019, November 21, 2019, November 25, 2019, and May 7, 2020.
As of June 30, 2020, the Company had granted options or rights to purchase 159,105,895 shares of its Class A common stock and 24,989,397 shares of its Class B common stock under the Company’s 2016 Plan, of which options or rights to purchase 101,852,376 shares of Class A common stock and no shares of Class B common stock were outstanding. As of June 30, 2020, 14,975,649 shares of Class A common stock and no shares of Class B common stock remained available for future grants. The maximum contractual term of options is generally ten years.
The Company’s 2016 Plan allows for the grant of awards in the form of: (i) incentive stock options, (ii) non-qualified stock options; (iii) stock appreciation rights; (iv) restricted stock; (v) restricted stock units; and (vi) unrestricted stock. Directors, employees, and consultants are eligible to participate in the 2016 Plan.

Stock Option Activity—A summary of all stock option activity for the 2016 Plan for the Six Months Ended June 30, 2020 was as follows:

		Class A
	Number of Shares Available for Grant	Number of Shares Underlying Outstanding Options	Weighted-Average Exercise Price Per Share	Weighted-Average Grant Date Fair Value Per Share	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
	(in thousands, except years and per share data)
Balance as of January 1, 2020	23,717	77,784	$1.52		$9.07	$44,677
Granted	(24,215)	24,215	2.09	$1.44
Exercised	—	(1,245)	1.06
Repurchased	57	—	—
Forfeited	15,417	(15,417)	1.32
Balance as of June 30, 2020	14,976	85,337	1.72		8.91	31,463

Options vested and expected to vest as of June 30, 2020	—	77,320	1.69		8.85	30,933
Options vested and exercisable as of June 30, 2020	—	26,480	1.16		7.90	24,701
Restricted Stock Unit Activity—A summary of all restricted stock units activity for the 2016 Plan for the six months ended June 30, 2020 was as follows:

	Class A Restricted Stock Units
	Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value Per Share
	(in thousands, except per share data)
Unvested balance as of January 1, 2020	16,516	$1.97
Granted	—	—
Vested	—	—
Forfeited	—	—
Unvested balance as of June 30, 2020	16,516	1.97
As of June 30, 2020, there was $23.9 million of total unrecognized compensation cost related to restricted stock units granted under the Company’s 2016 Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years.
Awards with Service-Based Vesting Conditions Granted under the 2016 Plan
During the six months ended June 30, 2019 and 2020, the Company granted 4,392,200 and 21,765,127 awards with service-based conditions, respectively. During the six months ended June 30, 2020, the Company modified 1,450,451 options with service-based conditions from the 2016 Plan. See “Modification of Stock Options”.
Awards with Performance-Based Vesting Conditions Granted under the 2016 Plan
During the year ended December 31, 2016, the Company granted restricted stock awards of 5,714,286 shares of Class B common stock that vest upon satisfaction of performance or service-based conditions. During the six months ended June 30, 2020, all 5,714,286 shares vested upon meeting the service-based condition.

During the year ended December 31, 2017, the Company granted options to purchase 4,180,021 shares of Class A common stock to the founders of Cirina Limited that vest upon satisfaction of performance- and service-based conditions. The options vest over a period of 4 years with 25% vesting upon the first anniversary of the grant date and 1/48th vesting at the end of each month thereafter. During the year ended December 31, 2017, a performance-based condition was satisfied upon a successful patent claim and as a result, vesting of one-third of these options was accelerated. During the six months ended June 30, 2019, a second performance-based condition was satisfied upon a subsequent successful patent claim and as a result, vesting of the remaining options was accelerated. The grant date fair value per share of these options was $0.32 and the aggregate grant date fair value was $1.3 million.
During the year ended December 31, 2018, the Company granted options to purchase 1,500,000 shares of Class A common stock that vest upon satisfaction of performance-based conditions. During the year ended December 31, 2018, 500,000 shares vested after the related performance-based condition was met, and stock-based compensation expense of $0.1 million was recognized for these vested options. In addition, 500,000 shares were forfeited due to the related performance-based condition not being met by December 31, 2018. As of June 30, 2020, the remaining 500,000 shares were forfeited due to the related performance-based condition not being met prior to the termination of the respective agreement.
During the year ended December 31, 2019, the Company granted options to purchase 1,743,300 of Class A common stock to one of the Company’s executives. The options will commence vesting upon the consummation of the Company’s IPO, provided such IPO is consummated within 10 years from the grant date, over a period of four years, with 1/48th vesting upon each monthly anniversary of such vesting commencement date. The grant date fair value per share of these options was $1.69 and the aggregate grant date fair value was $3.0 million. As of June 30, 2020, no options have been exercised, no options have vested, and no expense has been recognized for these awards as the performance-based conditions are not yet considered probable of being met.
During the year ended December 31, 2019, the Company granted options to purchase 3,506,222 of Class A common stock to two of the Company’s executives. The options will commence vesting upon the achievement of certain performance targets, provided such performance targets are met within 10 years from the grant date, over a period of three years, with 1/36th vesting upon each monthly anniversary of such vesting commencement date. The grant date fair value per share of these options was $1.69 and the aggregate grant date fair value was $5.9 million. As of June 30, 2020, no options have been exercised, no options have vested, and no expense has been recognized for these awards as the performance-based conditions are not yet considered probable of being met.
During the six months ended June 30, 2020, the Company granted options to purchase 1,700,000 shares of Class A common stock to one of the Company’s executives. The options will commence vesting upon the achievement of certain performance targets, provided such performance targets are met within 10 years from the grant date, over a period of three years, with 1/36th vesting upon each monthly anniversary of such vesting commencement date. The grant date fair value per share of these options was $1.68 per share and the aggregate grant date fair value was $2.9 million. As of June 30, 2020, the achievement of the performance-based condition was not deemed to be probable.
During the six months ended June 30, 2020, the Company granted options to purchase 750,000 shares of Class A common stock to one of the Company’s executives. The options will commence vesting upon the consummation of the Company’s IPO provided such IPO is consummated within 10 years from the grant date, over a period of two years, with 25% vesting upon IPO, and 3.125% vesting upon each monthly anniversary of such vesting commencement date. The grant date fair value per share of these options was $1.68 per share and the aggregate grant date fair value was $1.3 million. As of June 30, 2020, the achievement of the performance-based condition was not deemed to be probable.
Awards with Performance- and Market-Based Vesting Conditions Granted under the 2016 Plan
During the year ended December 31, 2018, the Company granted options to purchase 4,883,947 shares of Class A common stock that vest upon satisfaction of performance- and market-based conditions. The performance-based condition is satisfied upon the Company successfully executing an IPO of the Company’s common stock and achieving certain performance targets. The market-based condition is satisfied upon the Company maintaining certain market capitalization levels after the IPO. For these options, the Company uses a Monte Carlo simulation to determine the fair value at the grant date and the implied service period. The weighted-average grant date fair value per share for these options was $0.22 and the aggregate grant date fair value was $1.1 million. As of June 30, 2020, 4,400,000 shares were forfeited.
Non-Plan Incentive Awards
During the year ended December 31, 2016, the Company granted restricted stock awards of 1,125,000 shares of Class A common stock outside of the 2016 Plan. These awards have an expiration term of 10 years. Of these awards, 1,000,000 will vest over a period of 4 years with 1/48th vesting on the monthly anniversary of the grant date with the exception of accelerating events relating to certain successful patent claims. The remaining 125,000 of these awards vest over a period of 4 years with 25% vesting upon the first anniversary of the grant date and 1/48th vesting at the end of each month thereafter. The weighted-average grant date fair values per share for these awards was $0.25 and the aggregate grant date fair value was $0.3 million. During the six months ended June 30, 2019 and 2020, 140,625 and 135,417 shares of these awards vested, respectively. As of June 30, 2020, these awards are fully vested.
During the year ended December 31, 2018, the Company granted 28,683,500 options to purchase Class A common stock outside of the 2016 Plan to two of the Company’s executives. Of these options, 21,453,125 have an expiration term of 10 years and vest over a period of 4 years with 25% vesting upon the first anniversary of the grant date and 1/48th vesting at the end of each month thereafter. The grant date fair value per share was $0.45 and the aggregate grant date fair value was $9.7 million. As of June 30, 2020, 8,279,501 of these options were forfeited and 7,230,375 were cancelled. As of June 30, 2020, 476,191 of these options had been early exercised.
During the year ended December 31, 2019, the Company granted restricted stock units of 13,827,568 shares of Class A common stock outside of the 2016 Plan. These units have an expiration term of 10 years and they vest over a period of 3 years with 67% vesting upon the second anniversary of the vesting start date and the remaining 33% vesting on the third anniversary of the vesting start date. The weighted-average grant date fair value per share for these units was $1.92 and the aggregate grant date fair value was $26.5 million. None of these units vested during the six months ended June 30, 2019 or 2020.
The Non-Plan Incentive options outstanding as of June 30, 2020 had a weighted-average exercise price of $0.93 per share.
Early Exercise of Stock Options
Certain options granted under the 2016 Plan and Non-Plan Incentive Awards have been early exercised. The unvested shares are subject to a repurchase right held by the Company at the original purchase price. The proceeds initially are recorded as a liability for early exercise of unvested options and reclassified to additional paid-in capital as the repurchase right lapses.
The Company issued 233,043 and 14,167 shares of common stock upon the early exercise of options during the six months ended June 30, 2019 and 2020, respectively, for total exercise proceeds of $0.2 million and an immaterial amount, respectively.
Shares Subject to Repurchase
As of June 30, 2020, 605,555 shares held by employees and directors were subject to the Company’s right of repurchase at an aggregate price of $0.5 million.
Modification of Stock Options
During the six months ended June 30, 2019, the Company entered into agreements with two employees, as a result of which the terms of certain of their service-based options to purchase shares of Class A common stock were modified. As a result of these modifications, the vesting of 2,669,562 options were accelerated as of the date of the agreements, and 8,102,891 of the vested options had their exercise period extended. The Company accounted for the changes to the options as modifications, and the fair value of their service-based options was increased by $3.8 million which was recorded as an incremental expense during the six months ended June 30, 2019.

During the six months ended June 30, 2019, the Company modified an employee’s options to purchase 1,631,375 shares of Class A common stock with performance- and market-based conditions. As a result of this modification, the performance-based conditions were changed, and the market-based conditions were eliminated. The Company accounted for the changes to the awards as a modification, and the fair value of these awards was increased by $0.3 million with no impacts recorded in the financial statements because the performance-based conditions were not considered probable of being met. As of June 30, 2020, the awards have been cancelled.
During the six months ended June 30, 2020, the Company entered into agreements with four employees, as a result of which the terms of certain of their service-based options to purchase shares of Class A common stock were modified. As a result of these modifications, the vesting of 70,578 options were accelerated as of the date of the agreements, and 1,443,623 of the vested options had their exercise period extended. The Company accounted for the changes to the options as modifications, and the fair value of their service-based options was increased by $0.3 million which was recorded as an incremental expense during the six months ended June 30, 2020.
Stock-Based Compensation Expense
The following table is a summary of stock-based compensation expense recognized for the six months ended June 30, 2019 and 2020 for employees and non-employees for both the 2016 Plan and Non-Plan Incentive Awards:

	Six Months Ended June 30,
	2019	2020
	(in thousands)
Research and development	$1,595	$2,957
Research and development—related parties	67	30
Marketing	13	1,230
General and administrative	6,004	19,730
Total stock-based compensation expense	$7,679	$23,947
As of June 30, 2020, the total unrecognized stock-based compensation expense for awards that contain service-based conditions for both the 2016 Plan and Non-Plan Incentive Awards was $101.1 million, which is expected to be recognized over a weighted-average period of approximately 2.9 years. As of June 30, 2020, the total unrecognized stock-based compensation expense for awards that contain only performance-based or performance- and market-based conditions for both the 2016 Plan and Non-Plan Incentive Awards was $13.1 million.
Liability-Classified Awards with Performance- and Market-Based Vesting Conditions Granted under the 2016 Plan
In February 2016, the Company entered into an agreement with a former executive officer pursuant to which he was eligible to receive $10.0 million in incentive awards. As of June 30, 2020, these incentive awards were forfeited.
In October 2017, the Company entered into a transition agreement with the vice chairperson of the board of directors. Under the transition agreement, the individual is eligible to receive up to $130.0 million in incentive awards.
In June 2018, the Company entered into a separation agreement with a former executive. Under the agreement, the individual was eligible to receive up to $8.0 million in incentive awards. As of June 30, 2020, these incentive awards were forfeited.
The remaining incentive awards for the vice chairperson of the board of directors are granted subject to the respective individual’s continued service to the Company. The awards are earned upon the satisfaction of certain performance- and market-based conditions, including upon the closing of one or more qualifying events at specified per-share valuations, provided the qualifying events occur prior to March 2026. The qualifying events include (i) certain financing events, including minimum public trading valuations and (ii) a change in control. The determination of whether certain qualifying events have occurred are subject to approval by the board of directors.

The above incentive awards for the vice chairperson of the board of directors will be paid, at the Company’s election, in fully vested shares of common stock or in cash. The dollar value of these incentive awards is based on the achievement of the performance- and market-based conditions described above. The number of shares is variable based on the per-share valuation at the time of the respective qualifying event. Accordingly, these awards are accounted for as liability-classified awards, and, once the related performance-based conditions are deemed to be probable, the liability will be remeasured at fair value on each reporting date until the awards vest.
As of June 30, 2019 and June 30, 2020, the Company had not recognized any compensation expense associated with these awards as the achievement of the performance-based condition was not deemed to be probable.
NOTE 11. RELATED-PARTY TRANSACTIONS
Illumina Agreements
Beginning May 4, 2020, Mostafa Ronaghi has served as a member of the Company’s board of directors. Mr Ronaghi was also the Chief Technology Officer of Illumina, Inc. (Illumina) through May 2020 and is currently the Senior Vice President of Entrepreneurial Development of Illumina. Illumina is a principal owner of the Company and is a major supplier of the Company’s reagents and capital equipment.
In January 2019, pursuant to the Company’s supply and commercialization with Illumina, which was entered into in January 2016 and subsequently amended in September 2017, the Company paid Illumina $15.0 million related to its data delivery requirements under a supply and commercialization agreement with Illumina. This amount was accrued as of December 31, 2018. In February 2019, pursuant to the terms of the Company’s supply and commercialization agreement with Illumina, the Company entered into two separate non-exclusive and non-sublicensable license agreements with Illumina. Under these license agreements, the Company sublicensed to Illumina rights to patents and technology in-licensed from other collaboration partners. Under these license agreements, Illumina is required to pay the Company (i) initial aggregate licensing fees of $50,000 and (ii) annual minimum aggregate royalties of $50,000, increasing by $10,000 annually to a max of $100,000, and (iii) running royalties in the low percentages of net sales of products utilizing in-licensed technology. In addition, one of the license agreements include a milestone of $50,000 tied to the first commercial sale of a product covered by a licensed patent. During the six months ended June 30, 2019, Illumina paid the Company $0.2 million associated with licensing fees, minimum royalties, and achievement of the milestone. No amounts were paid by Illumina during the six months ended June 30, 2020.
Transactions with Illumina under a supply and commercialization agreement as well as for limited services rendered by Illumina on the Company’s behalf that have been reflected in the condensed consolidated financial statements are as follows:

	As of
	December 31, 2019	June 30, 2020
	(in thousands)
Prepaid service arrangements	$567	$189
Property and equipment, net	1,252	326
Accounts payable	151	294

	Six Months Ended June 30,
	2019	2020
	(in thousands)
Research and development	$4,057	$4,063

Dr. Klausner Consulting Agreement
Effective May 2016, the Company entered into a consulting agreement with Richard Klausner, M.D. Dr. Klausner is: (i) a member of the board of directors of the Company; and (ii) has performed advisory consulting services. The compensation under the consulting agreement consists of options to purchase 876,000 shares of Class A common stock at an exercise price of $0.23 per share that were granted in 2016 and reimbursement of certain out of pocket expenses. In May 2018, in connection with Dr. Klausner’s board service, the Company granted him additional options to purchase 450,000 shares of Class A common stock at an exercise price of $1.74 per share.
Agilent Arrangements
Since August 2018, Hans Bishop has served as a member of the Company’s board of directors. During June 2019, Mr. Bishop was appointed as the Company’s chief executive officer. Mr. Bishop is also on the board of directors of Agilent Technologies, Inc. (Agilent). Agilent is a supplier to the Company. During the six months ended June 30, 2019 and 2020, the Company placed purchase orders with Agilent pursuant to which the Company incurred $0.4 million and $0.1 million in research and development expenses, respectively. As of both December 31, 2019 and June 30, 2020, $0.1 million of property and equipment that the Company purchased from Agilent is reflected in the condensed consolidated balance sheets.
Collaboration Agreement with Janssen Biotech, Inc.
Johnson & Johnson UK Treasury Company Limited (J&J UK Treasury) and Janssen Biotech, Inc. (Janssen) are subsidiaries of Johnson & Johnson Inc. (J&J). As of December 31, 2019 and June 30, 2020, J&J UK Treasury was a minority stockholder of the Company. In December 2019, the Company entered into a testing resources and collaboration agreement with Janssen. In January 2020, the Company received $2.5 million in payment for services to be performed under this agreement. As of June 30, 2020, $2.5 million is reflected in other current liabilities—related parties in the condensed consolidated balance sheet.
NOTE 12. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
The following table presents the calculation of basic and diluted net loss per share attributable to Class A and Class B common stockholders:

	Six Months Ended June 30,
	2019		2020
	Class A	Class B	Class A	Class B
	(in thousands, except share and per share data)
Numerator
Net loss	$(100,038)	$(17,162)	$(112,439)	$(23,977)
Net loss attributable to Class A and Class B common stockholders
Basic and diluted	$(100,038)	$(17,162)	$(112,439)	$(23,977)
Denominator
Weighted-average shares of Class A and Class B common stock used in computing net loss per share attributable to Class A and Class B common stockholders
Basic and diluted	103,066,177	17,681,973	109,511,713	23,352,819

Net loss per share attributable to Class A and Class B common stockholders
Basic	$(0.97)	$(0.97)	$(1.03)	$(1.03)
Diluted	$(0.97)	$(0.97)	$(1.03)	$(1.03)

As the Company was in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share because the inclusion of potential shares of common stock would have been anti-dilutive. The following common stock equivalents were therefore excluded from the computation of diluted net loss per share for the periods presented:

	Six Months Ended June 30,
	2019	2020
Redeemable convertible preferred stock (on an if-converted basis)	457,401,191	534,145,027
Options to purchase common stock and restricted stock units	52,122,880	128,377,377
Shares subject to repurchase	9,446,577	605,555
Total	518,970,648	663,127,959
Pro Forma Net Loss Per Share Attributable to Common Stockholders
The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders:

	Six Months Ended June 30, 2020
	Class A	Class B	Common
	(in thousands, except share and per share data)
Numerator
Net loss attributable to Class A and Class B common stockholders
Basic and diluted	$(112,439)	$(23,977)	$—
Reallocation of net loss due to pro forma adjustments	112,439	23,977	(136,416)
Pro forma net loss attributable to common stockholders
Basic and diluted	$—	$—	$(136,416)

Denominator
Weighted-average shares of Class A and Class B common stock used in computing net loss per share attributable to Class A and Class B common stockholders
Basic and diluted	109,511,713	23,352,819	—
Pro forma adjustment to reflect assumed conversion of all outstanding shares of redeemable convertible preferred stock	—	—	509,661,192
Pro forma adjustment to reflect conversion of Class B shares to Class A shares	24,464,858	(23,352,819)	—
Pro forma adjustment to reflect reclassification of Class A shares	(133,976,571)	—	133,976,571
Pro forma adjustment to reflect reclassification of Class B shares	—	—	—
Weighted-average shares of common stock used in computing pro forma net loss per share	—	—	643,637,763

Pro forma net loss per share attributable to common stockholders
Basic and diluted	$—	$—	$(0.21)

NOTE 13. SUBSEQUENT EVENTS
The Company has reviewed and evaluated subsequent events through September 8, 2020, the date the unaudited condensed consolidated financial statements were available to be reissued.
Subsequent to June 30, 2020, the Company granted options to purchase 9,233,000 shares of Class A common stock at a weighted-average exercise price of $2.09 per share. Of the awards granted, 7,233,000 of these awards vest 25% upon the first anniversary of the grant date and 1/48th vest at the end of each month thereafter, and 2,000,000 of the awards vest based on the achievement of certain commercial performance targets.
In August 2020, the Company modified certain liability-classified awards with performance- and market-based vesting conditions that were granted to the vice chairperson of the board of directors. Under the terms of the modified award, the individual is eligible to receive up to $78 million of awards, payable in either fully vested shares of common stock or cash at the Company’s election, based on the achievement of certain commercial performance targets. The modification did not result in any expense recognition.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered.

Amount to Be Paid
SEC registration fee		$12,980
FINRA filing fee		15,500
Nasdaq listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*
Total	$	*
__________________
* To be completed by amendment.
Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.
Item 14. Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article 9 of the registrant’s amended and restated certificate of incorporation provides for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors, executive officers, and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed forms of underwriting agreement filed as Exhibits 1.1 and 1.2 to this registration statement provide for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
Since September 11, 2015, the registrant has sold the following securities without registration under the Securities Act of 1933:
(a)certain shares of our capital stock to Illumina, Inc. in the following transactions: on September 11, 2015, we issued 1,000 shares of Class B common stock at par value, in connection with our formation; on January 11, 2016, we issued 10,000,000 shares of Class A common stock upon the conversion of 10,000,000 shares of Class B common stock; on June 23, 2016 we issued 97,500,000 shares of Series A-1 redeemable convertible preferred stock upon the conversion of 97,500,000 shares of Class B common stock; and on February 27, 2017 we issued 78,105,879 shares of Class A common stock upon conversion of 78,105,879 shares of Class B common stock;
(b)between January 8, 2016 and February 10, 2016, we sold 120,000,000 shares of Series A redeemable convertible preferred stock to 13 accredited investors at a price of $1.00 per share, for aggregate proceeds of approximately $120,000,000; between February 28, 2017 and December 27, 2017, we sold 271,836,114 shares of Series B redeemable convertible preferred stock to 55 accredited investors at a price of $4.0085 per share, for aggregate proceeds of approximately $1,089,655,000; and on May 16, 2018 we sold 63,144,600 shares of Series C redeemable convertible preferred stock to 10 accredited investors at a price of $4.751 per share, for aggregate proceeds of approximately $300,000,000; and between November 27, 2019 and May 15, 2020, we sold 76,743,836 shares of Series D redeemable convertible preferred stock to 14 accredited investors at a price of $5.1080 per share, for aggregate proceeds of $392,007,514;
(c)on May 30, 2017, we issued 37,420,477 shares of our Series B redeemable convertible preferred stock at a price of $4.0085 per share to six accredited investors in connection with our acquisition of Cirina Limited;
(d)between April 7, 2016 and February 28, 2017, we issued 1,625,000 shares of Class A common stock to three licensors or collaborators, each of which is an accredited investor, as partial consideration paid in exchange for services rendered pursuant to certain research and license agreements;
(e)on September 30, 2016, we granted 40,000 shares of Class A common stock to three individuals in connection with an asset purchase, representing an approximate value of $10,000;
(f)since March 29, 2016, we have granted equity awards to 686 individuals consisting of our directors, officers, employees, and consultants, which awards consisted of 30,343,670 shares of restricted units and 180,506,293 options to purchase an aggregate of 210,849,963 shares of our Class A common stock at exercise prices ranging from $0.23 to $2.09 and an aggregate of 24,989,397 shares of restricted Class B common stock at a price of $0.24 or as consideration for employment; and
(g)since March 9, 2016, we have issued an aggregate of 29,577,654 shares of our Class A common stock upon the exercise of options for aggregate proceeds of approximately $14.0 million, and an aggregate of 24,989,397 shares of Class B common stock for aggregate proceeds of approximately $4.1 million.
The offers, sales, and issuances of the securities described in Item 15(a) through 15(d) were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about our company.
The offers, sales, and issuances of the securities described in Item 15(e) were exempt from registration under the Securities Act under either Regulation S promulgated under the Securities Act in that the offers, sales, and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or under Rule 701 promulgated under the Securities Act in that the transaction was pursuant to a compensatory benefit plan or contract relating to compensation. Appropriate legends were affixed to the securities issued in this transaction.
The offers, sales, and issuances of the securities described in Item 15(f) through 15(g) were exempt from registration under the Securities Act under either Rule 701, in that the transaction were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors or consultants. Appropriate legends were affixed to the securities issued in these transactions.
Item 16. Exhibits and Financial Statement Schedules
See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings
(a)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
2.1	Stock Purchase Agreement by and among the Company, Cirina Limited, the Company Stockholders and Shareholder Representative Services LLC, dated as of May 30, 2017
3.1	Restated Certificate of Incorporation of the Company, as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of the Company, to be in effect at the closing of this offering
3.3	Amended and Restated Bylaws of the Company, as currently in effect
3.4*	Form of Amended and Restated Bylaws of the Company, to be in effect at the closing of this offering
4.1*	Form of Common Stock Certificate
5.1*	Opinion of Latham & Watkins LLP
10.1	Amended and Restated Investors’ Rights Agreement among certain investors and the Company
10.2+	Offer Letter between the Company and Jennifer Cook, dated November 24, 2017
10.3+	Separation and General Release Agreement between the Company and Jennifer Cook, dated June 6, 2019
10.4+	Offer Letter between the Company and Hans E. Bishop, dated June 6, 2019
10.5+	Amended and Restated Offer Letter between the Company and Gautam K. Kollu, dated August 27, 2020
10.6+	Offer Letter between the Company and Matthew P. Young, dated October 2, 2019
10.7+	Transition Agreement between the Company and Jeffrey T. Huber, dated October 12, 2017, as amended
10.8+	Consulting Agreement between the Company and Richard Klausner, dated May 10. 2016, as amended
10.9+	2016 Equity Incentive Plan (amended May 7, 2020)
10.10+	Form of Stock Option Agreement and Stock Option Exercise Notice and Agreement under the 2016 Equity Incentive Plan (executive officers)
10.11+	Form Notice of Restricted Stock Unit Grant and Restricted Stock Unit Agreement under the 2016 Equity Incentive Plan (executive officers)
10.12+*	2020 Equity Incentive Plan
10.13+*	Form of Stock Option Agreement under the 2020 Equity Incentive Plan (executive officers)
10.14+*	2020 Employee Stock Purchase Plan
10.15+*	Form of Indemnification Agreement between the Company and each of its directors and executive officers
10.16†	Amended and Restated Supply and Commercialization Agreement by and between Illumina, Inc. and the Company, dated as of February 28, 2017, as amended September 27, 2017 and December 11, 2019
10.17†	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1510005), dated as of April 7, 2016, as amended May 29, 2017
10.18†	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1510006), dated as of April 7, 2016, as amended May 29, 2017
10.19†	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1711655), dated as of May 29, 2017
10.20†	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1711656), dated as of May 29, 2017
10.21†	License Agreement by and between The Chinese University of Hong Kong and Cirina Limited (No. TC1711657), dated as of May 29, 2017
10.22	Lease by and between MENLO PREHC I, LLC, MENLO PREPI I, LLC, TPI Investors 9, LLC and the Company, dated as of May 5, 2016

10.23	First Amendment to Lease among MENLO PREHC I, LLC, MENLO PREPI I, LLC, TPI Investors 9, LLC and the Company, dated as of June 8, 2017
10.24	Lease Agreement by and between PP Office Owner 1, L.P. and the Company, dated as of June 4, 2020
21.1	List of subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to this registration statement)
__________________
* To be filed by amendment.
† Portions of this exhibit (indicated therein by asterisks) have been omitted for confidentiality purposes.
+ Indicates management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on the 9th day of September, 2020.

GRAIL, Inc.
By:	/s/ Hans E. Bishop
Name:	Hans E. Bishop
Title:	Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hans E. Bishop, Matthew P. Young, and Marissa Lee Song, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Hans E. Bishop	Chief Executive Officer and Director (principal executive officer)	September 9, 2020
Hans E. Bishop

/s/ Matthew P. Young	Chief Financial Officer (principal financial and accounting officer)	September 9, 2020
Matthew P. Young

/s/ Hal V. Barron, M.D.	Director	September 9, 2020
Hal V. Barron, M.D.

/s/ Xiangmin Cui, Ph.D.	Director	September 9, 2020
Xiangmin Cui, Ph.D.

/s/ Kaye Foster	Director	September 9, 2020
Kaye Foster

/s/ Catherine J. Friedman	Director	September 9, 2020
Catherine J. Friedman

/s/ Maykin Ho, Ph.D.	Director	September 9, 2020
Maykin Ho, Ph.D.

Signature	Title	Date

/s/ Jeffrey T. Huber	Director	September 9, 2020
Jeffrey T. Huber

/s/ Richard Klausner, M.D.	Director	September 9, 2020
Richard Klausner, M.D.

/s/ Robert Nelsen	Director	September 9, 2020
Robert Nelsen

/s/ William Rastetter, Ph.D.	Director	September 9, 2020
William Rastetter, Ph.D.

/s/ Mostafa Ronaghi, Ph.D.	Director	September 9, 2020
Mostafa Ronaghi, Ph.D.